As submitted confidentially with the U.S. Securities and Exchange Commission on March 26, 2025.
This Amendment No. 1 to the draft registration statement has not been publicly filed with the U.S. Securities and
Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[          ]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM F-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

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Otsaw Limited

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

__________________________________

Cayman Islands	8731	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

10 Tampines North Drive 4, #01-03
JTC Space @ Tampines North
Singapore 528553
Telephone: (+65) 6732 2383
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

__________________________________

[•]
(Name, address, including zip code, and telephone number, including area code, of agent of service)

__________________________________

Copies to:

William Rosenstadt, Esq. Mengyi “Jason” Ye, Esq. Ortoli Rosenstadt LLP 366 Madison Avenue New York, New York, U.S.A., 10017 Telephone: (212) 588-0022	Ross David Carmel, Esq. Sichenzia Ross Ference Carmel LLP 1185 Avenue of the Americas New York, NY 10036 Telephone: (212) 930 9700

__________________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company      ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

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†        The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED            , 2025

PRELIMINARY PROSPECTUS

Otsaw Limited

[•] Class A Ordinary Shares

This is the initial public offering of [•] class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”) of Otsaw Limited, a Cayman Islands exempted company (the “Company,” “we,” “us,” “our”). Prior to this offering, there has been no public market for our Class A Ordinary Shares. We expect that the initial public offering price will be between US$[•] and US$[•] per Class A Ordinary Share. We plan to apply to list our Class A Ordinary Shares on the Nasdaq Capital Market (or, “Nasdaq”) under the symbol “OTSA”. We cannot guarantee that we will be successful in listing our Class A Ordinary Shares on Nasdaq; however, we will not complete this offering unless we are so listed.

We are authorized to issue 500,000,000 shares, divided into 499,999,999 Class A Ordinary Shares and 1 class B ordinary share, par value US$0.0001 per share (the “Class B Ordinary Share”). Holders of Class A Ordinary Shares and Class B Ordinary Shares shall vote together as one class on all resolutions submitted to the shareholders and have the same rights except that (i) at a general meeting, each Class A Ordinary Share shall entitle its holder to one (1) vote and each Class B Ordinary Share shall entitle its holder to that number of votes equal to sixty (60) percent of the total number of Class A Ordinary Shares and Class B Ordinary Shares outstanding as at the record date for determining those shareholders that are entitled to vote at the general meetings of the Company; (ii) each Class A Ordinary Share confers upon the holder the right to receive dividends in accordance with our articles of association, whereas each Class B Ordinary Share does not confer upon the holder thereof any rights to receive dividends; (iii) on a winding up of the Company, each Class A Ordinary Share confers upon the holder the right to repayment of capital and the right to participate in the profits or surplus assets of the Company in accordance with our articles of association, whereas each Class B Ordinary Share confers upon the holder only the right to repayment of capital but no other right to participate in the profits or surplus assets of the Company; and (iv) Class B Ordinary Shares do not have any economic interest, save for the right to repayment of capital on a winding up. Class B Ordinary Shares are not convertible into Class A Ordinary Shares, and Class A Ordinary Shares are not convertible into Class B Ordinary Shares. Only one Class B Ordinary Share may be issued and outstanding at any time.

Investing in our Class A Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 15 to read about factors you should consider before buying our Class A Ordinary Shares.

We are both an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Foreign Private Issuer” for additional information.

We are a holding company that is incorporated in the Cayman Islands. As a holding company with no operations, we conduct our operations through our subsidiaries in Singapore. The Class A Ordinary Shares offered in this offering are shares of the holding company that is incorporated in the Cayman Islands and not any of our subsidiaries.

Investors of our Class A Ordinary Shares should be aware that they do not directly hold equity interests in the Singaporean operating entity, but rather are purchasing equity solely in the Company, which indirectly owns 100% equity interests in the Singaporean subsidiaries and may never directly hold equity interests in our subsidiaries.

Upon completion of this offering, our issued and outstanding shares will consist of [•] Class A Ordinary Shares and [1] Class B Ordinary Share. As of the date of this prospectus, our chief executive officer and chairman of the board of directors of the Company (the “Board”) and director, Mr. Ling Ting Ming, indirectly owns more than 50% of the voting power of our outstanding Class A Ordinary Shares and Class B Ordinary Shares. Immediately after completion of this offering, he will own approximately [•]% of our total issued and outstanding Class A Ordinary Shares and [•]% of our total issued and outstanding Class B Ordinary Shares, representing approximately [•]% of the total voting power of our shares, assuming that the underwriters do not exercise their over-allotment option. Therefore, we are, and will continue to be, a “controlled company” within the meaning of the Nasdaq Listing Rules 5615(c). As a result, Mr. Ling will be able to exercise significant voting influence over fundamental and significant corporate matters and transactions. This concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions requiring shareholder approval. In addition, this may have anti-takeover effects and may prevent or discourage unsolicited acquisition proposals or offers for our share capital that you may feel are in your best interest as one of our shareholders. As a “controlled company”, we are permitted to elect to rely on certain exemptions from corporate governance rules. While we currently do not plan to rely on these exemptions, we may elect to do so after the completion of this offering.

	Per Share		Total(4)
Assumed initial public offering price(1)	US$	[•]	US$	[•]	(5)
Underwriting discounts and commissions(2)	US$	[•]	US$	[•]
Proceeds to the us before expenses(3)	US$	[•]	US$	[•]

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(1)      Initial public offering price per Class A Ordinary Share is assumed as US$[•] (being the mid-point of the offer price range as set out in the cover page of this prospectus).

(2)      We have agreed to pay the underwriters a discount equal to seven percent (7.0%) of the gross proceeds of the offering. This does not include a non-accountable expense allowance equal to one percent (1.0%) of the gross proceeds received by the Company from the sales of the Class A Ordinary Shares in this offering payable to the underwriter, excluding the over-allotment option See “Underwriting” beginning on page 163 for a description of compensation payable to the underwriters.

(3)     Excludes fees and expenses payable to the underwriters. The total amount of underwriters’ expenses related to this offering is set forth in the section entitled “Expenses Related to This Offering” on page 168.

(4)      Assumes that the underwriters does not exercise any portion of its over-allotment option.

(5)      Includes US$[•] gross proceeds from the sale of [•] Class A Ordinary Shares offered by our Company.

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the shares offered by the Company if any such shares are taken. We have granted the underwriters an option, exercisable one or more times in whole or in part, to purchase up to [•] additional Class A Ordinary Shares from us at the initial public offering price, less underwriting discounts, within 45 days from the closing of this offering to cover over-allotments, if any. If the underwriters exercise the option in full, assuming the public offering price per share is US$[•], the total underwriting discounts payable will be US$[•], and the total proceeds to us, before expenses, will be US$[•].

The underwriters expect to deliver the Class A Ordinary Shares against payment as set forth under “Underwriting”, on or about [•], 2025.

We expect our total cash expenses for this offering (excluding cash expenses payable to our underwriters for their out-of-pocket expenses) to be approximately US$[•], exclusive of the above discounts. In addition, we will pay additional items of value in connection with this offering that are viewed by the Financial Industry Regulatory Authority, or “FINRA”, as underwriting compensation. These payments will further reduce proceeds available to us before expenses. See “Underwriting.”

If we complete this offering, net proceeds will be delivered to us on the closing date.

You should not assume that the information contained in the registration statement to which this prospectus is a part is accurate as of any date other than the date hereof, regardless of the time of delivery of this prospectus or of any sale of the Class A Ordinary Shares being registered in the registration statement of which this prospectus forms a part.

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Aegis Capital Corp.

The date of this prospectus is [•], 2025

i

ABOUT THIS PROSPECTUS

We are responsible for the information contained in this prospectus and any free writing prospectus we prepare or authorize. We have not, and the underwriters have not, authorized anyone to provide you with information different from what is contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities. Our business, financial condition, results of operations and prospects may have changed since that date or the sale of any Class A Ordinary Shares.

For investors outside of the United States of America (the “United States” or the “U.S.”): Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our Class A Ordinary Shares and the distribution of this prospectus outside of the United States.

Until and including [•], 2025 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade our Class A Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PRESENTATION OF FINANCIAL INFORMATION

Basis of Presentation

Unless otherwise indicated, all financial information contained in this prospectus is prepared and presented in accordance with International Financial Reporting Standards (“IFRS”). Our reporting currency is the United States Dollar.

Certain amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, amounts, percentages and other figures shown as totals in certain tables or charts may not be the arithmetic aggregation of those that precede them and amounts and figures expressed as percentages in the text may not total 100% or, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Our financial year ends on April 30 of each year. References in this prospectus to a financial year, such as “financial year 2023”, relate to our financial year ended April 30 of that calendar year.

Financial Information in U.S. Dollars

Our reporting currency is the U.S. Dollar. This prospectus also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in foreign currency translation reserve. Gains or losses resulting from foreign currency transactions are included in net income. The conversion of Singapore dollars and euros into U.S. dollars is based on the exchange rates published in the statistical release by the Monetary Authority of Singapore (“MAS”).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Prospectus Summary”, “Risk Factors”, “Use of Proceeds”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and “Business”. These statements relate to events that involve known and unknown risks, uncertainties, and other factors, including those listed under “Risk Factors”, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “is/are likely to,” “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate”, or other similar expressions, but these are not the exclusive means of identifying such statements. All statements other than statements of historical facts included in this document, including those regarding future financial position and results, business strategy, plans and objectives of management for future operations (including development plans and dividends) and statements on future industry growth are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we will file with the SEC, other information sent to our shareholders and other written materials.

These forward-looking statements are subject to risks, uncertainties, and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and the following:

•        our business and operating strategies and our various measures to implement such strategies;

•        our operations and business prospects, including development and capital expenditure plans for our existing business;

•        changes in the laws, regulations, policies and guidelines in places where we carry on our business;

•        the regulatory environment in Singapore and globally where our customers and suppliers are located;

•        the overall economic environment and general market and economic conditions;

•        changes in the need for capital and the availability of financing and capital to fund these needs;

•        our ability to anticipate and respond to changes in the markets in which we operate, and in customer demands, trends and preferences;

•        changes in interest rates and rates of inflation;

•        man-made or natural disasters, including war, acts of international or domestic terrorism, civil disturbances, pandemics, occurrences of catastrophic events and acts of God such as floods, earthquakes, typhoons and other adverse weather and natural conditions that affect our business or assets;

•        the loss of key personnel and the inability to replace such personnel on a timely basis or on terms acceptable to us; and

•        legal, regulatory and other proceedings arising out of our operations.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The markets for manpower industry and cleaning services may not grow at the rate projected by such market data, or at all. Failure of this industry to grow at the projected rate may have a material and adverse effect on our business and the market price of our Class A Ordinary Shares. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

v

DEFINITIONS

Except where the context otherwise requires and for purposes of this prospectus only, references to:

•        “Class A Ordinary Shares” refers to our Class A ordinary shares with a par value of US $0.0001 per share, and each Class A ordinary share shall entitle its holder to one (1) vote;

•        “Class B Ordinary Shares” refers to our Class B ordinary shares with a par value of US $0.0001 per share, and each Class B ordinary share shall entitle its holder to that number of votes equal to sixty (60) percent of the total number of Class A Ordinary Shares and Class B Ordinary Shares outstanding as at the record date for determining those shareholders that are entitled to vote at the general meetings of the Company;

•        “Exchange Act” refers to the United States Securities Exchange Act of 1934, as amended;

•        “FY2023”, “FY2024” refers to fiscal year ended April 30, 2023, April 30, 2024, respectively;

•        “JV” means Joint Venture;

•        “Our company” or “Company” means Otsaw Limited, a Cayman Islands exempted company, unless otherwise indicated or the context otherwise requires;

•        “Ordinary Shares” refers to our Class A Ordinary Shares and our Class B Ordinary Shares collectively

•        “S$” or “SGD” means Singapore dollars(s), the lawful currency of Singapore;

•        “SEC” or “Securities and Exchange Commission” means the United States Securities and Exchange Commission;

•        “Securities Act” means the U.S. Securities Act of 1933, as amended;

•        “US$,” “U.S. dollars,” “$,” or “USD” means United States dollar(s), the lawful currency of the United States

•        “Otsaw”, “our business”, “we”, “us”, “our” and “Otsaw Group” means Otsaw Limited and its subsidiaries.

TRADEMARKS AND DESIGNS

We have proprietary rights to trademarks used in this prospectus that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this prospectus is the property of its respective holder.

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data used throughout this prospectus from internal company surveys and management estimates, as well as from industry and general publications and research, surveys and studies conducted by third parties. We believe these internal company surveys and management estimates are reliable; however, no independent sources have verified such surveys and estimates. Third-party industry and general publications, research, studies and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Except for the total brand awareness information contained herein, none of the independent industry and general publications, research, studies and surveys relied upon by us or otherwise referred to in this prospectus were prepared on our behalf. While we believe the industry, market and competitive position data included in this prospectus are reliable and are based on reasonable assumptions, these data involve many assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and other publicly available information.

Certain estimates of market opportunity, forecasts or market growth and other forward-looking information included elsewhere in this prospectus involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Prospectus Summary,” “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our Class A Ordinary Shares. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.”

Overview

We are a Singapore-based company specializing in autonomous mobile robots (“AMRs”) and robotics solutions, with cutting-edge robotics software development and manufacturing capabilities. Founded in 2015, we are an innovator in advanced robotics autonomy technologies and next-generation artificial intelligence (“AI”). Our mission is to disrupt, revolutionize, and redefine the global facilities management industry with our AI-enabled AMRs and robotics solutions across security, disinfection, last-mile delivery, and healthcare facilities.

Leveraging our core software technologies, robot and machine outdoor autonomy expertise, and AI-enabled AMRs, our products empower customers to enhance productivity, reduce reliance on human capital, and seamlessly integrate automation into their facilities management operations. By addressing labor shortages, rising wages, and labor cost challenges, we aim to empower the entire facilities management industry globally.

For the fiscal years ended April 30, 2024, and 2023, we reported revenues of US$5.3 million and US$5.1 million, respectively, and net losses of US$6.5 million and US$6.7 million, respectively. To drive growth, we are focused on advancing our core software technologies, the commercialization of our latest Autonomous Navigation System (“ANS”) Version 3, Odyssey, tailored for the AMR and robotics industry, and the expansion of our production capacity. These efforts aim to enable cost-efficient manufacturing and competitive pricing as we develop our next-generation Transcar 5.0 and Camello+ solutions.

Additionally, we are actively increasing our global presence in the security and healthcare facilities management industries by expanding our sales and marketing team, strengthening our distribution network, and pursuing strategic alliances, acquisitions, investments, and partnership opportunities.

Market Opportunities

The global facility management market size was valued at USD 1,277.8 billion in 2023 and is projected to grow from USD 1,315.7 billion in 2024 to USD 2,284.8 billion by 2032, exhibiting a compound annual growth rate of 8.2% during the forecast period1. We believe the world is entering a new era where AMRs, robotics and AI are becoming increasingly prevalent in the facilities management for residential communities, hospitals, hotels, office blocks, parks, airports, train stations, university campuses, shopping malls, and warehouses. Every such facility requires guarding, cleaning and delivery services. However, aging populations, inflation, structural labor changes and shortages, high labor turnover rate, rising labor costs, and post-COVID health-conscious human behavior changes have created acute challenges for the facilities management industry, especially in the realm of security, sanitation, healthcare, and delivery, where the jobs and tasks involved may be dangerous, tedious, repetitive, or generally less desirable. These existing labor challenges were further intensified during the COVID-19 pandemic following government containment measures such as lock-downs, social distancing, and mobility and travel restrictions. Post COVID-19, we believe that the shortage of a security, cleaning and delivery workforce will persist as new facilities and buildings continue to be built.

Furthermore, we believe the COVID-19 pandemic had a significant impact on the healthcare industry. Due to what we believed to be a shortage of healthcare workers, low productivity and a surge in patients, some hospitals were pushed to capacity, draining the healthcare resources. Hospitals were forced to make difficult decisions to prioritize care for critically ill patients while avoiding infecting healthcare workers. While our robots are not designed to provide direct healthcare services or replace healthcare workers, they offer crucial logistical, cleaning, and security support to healthcare facilities. By handling these essential yet time-consuming tasks, our robots enable healthcare workers to

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1        https://www.fortunebusinessinsights.com/industry-reports/facility-management-market-101658 focus more on patient care and other critical responsibilities. Robots are available on-demand, do not require breaks, and offer reliability for these service-intensive purposes, thereby increasing overall efficiency and supporting the healthcare workforce in managing their workload more effectively.

We believe these and similar challenges create demand for robotic and AMR substitutes, and we aspire to disrupt the facilities management industry with our AI-enabled AMRs and robotics solutions in the realms of security, disinfection, sanitation, last-mile delivery, logistics, and healthcare. We designed our advanced AI-enabled AMRs and robotics solutions to assist humans augmenting the tasks in roles such as security guards, sanitation workers, delivery workers, receptionists, and manual laborers, among other examples. Our integrated AMR and robotics solutions enable our customers to automate their services, boost productivity, reduce reliance on human capital, and free labor by allowing humans to focus on higher-value work.

Our Solutions

We design, develop, manufacture, market, maintain, service, and support various advanced AI-enabled AMRs, Ultraviolet-C (“UV-C”) disinfection system, hospital intralogistics automated guided vehicles (“AGVs”) and other robotics solutions, which are empowered by our proprietary core robotics software and outdoor autonomy technology. What we believe to be our innovative and reliable AMRs, AGVs, UV-C disinfection system and other robotics solutions (collectively “our products”), together with our highly-scalable software technologies and robotics outdoor autonomy expertise, enable us to form an AMR and robotics ecosystem and provide our AI-enabled AMRs and robotics solutions which are capable of seamlessly integrating with other service providers in the facilities management industry. Our AMRs, robotics, and disinfection solutions can be deployed in a broad spectrum of facilities management service scenarios, including commercial and residential property management, hospital intralogistics management, disinfection protocol management, and supply-chain logistics management.

Our innovative AMRs, AGV, robotics, and UV-C disinfection systems include:

Security Patrol AMR:

•        The O-R3.    The O-R3 is our autonomous security patrol AMR to be primarily used outdoors. The O-R3 is our AMR solution to the security industry’s human capital crunch. We consider O-R3 as the bellwether of our proprietary software technology and robotics outdoor autonomous expertise. The O-R3 robot is designed to autonomously patrol, survey, and monitor a geo-fenced area to augment the security operations, with real-time on-site data collection and analysis ability.

Last-Mile Delivery AMR:

•        Camello+.    In January 2024, we launched the second generation of Camello, Camello+. Camello+ challenges the conventional robotics approach by shifting from a single-purpose robot to a versatile, multi-purpose design. Camello+ is an AMR engineered to provide a flexible solution for both delivery and security applications. It navigates seamlessly through both indoor and outdoor environments, offering customization options for various use cases, including healthcare logistics and last-mile e-commerce deliveries. Its application-dependent software allows end users to conveniently toggle between security and delivery functions. This innovative approach sets a new standard for adaptability and efficiency in the field of robotics. The Camello+ is our autonomous last-mile delivery AMR designed as a robotic “courier” for on-demand logistics services, capable of securely delivering up to 132lbs of cargoes, including parcels and groceries, to end-users customers from a distribution hub.

Healthcare Intralogistics AGVs:

•        TransCar.    TransCar is an AGV that is utilized for intralogistics within hospital facilities to transport heavy, bulky or palletized goods. The TransCar AGV system was initially developed and commercialized by Swisslog Healthcare Holding AG (“Swisslog Healthcare”) in 2004, and as of the date of this prospectus there are over 580 installed TransCar AGV systems in EMEA and APAC markets. In November 2021, Otsaw Technology Solutions Pte. Ltd. and Swisslog Healthcare established a joint venture, Otsaw Swisslog Healthcare Robotics Pte. Ltd. (the “Otsaw-Swisslog JV”). Through the Otsaw-Swisslog JV, we sell the TransCar AGV systems globally and provide maintenance and support services for the installed TransCar AGV systems in EMEA and APAC together with Swisslog Healthcare. Swisslog Healthcare is currently transferring the know-hows and the technologies in relation to TransCar AGV system to Otsaw, and we are in the early research and development stage to upgrade the TransCar AGV to the next generation, Transcar 5.0, which will be empowered by our proprietary core software technologies and robotics autonomy expertise and manufactured in-house. We expect to launch Transcar 5.0 in 2025.

UV-C Disinfection System:

•        AirGuard.    UV-C LED modules installed within heating, ventilation, and air conditioning (“HVAC”) systems of buildings and vehicles to disinfect airborne bacteria and viruses at a disinfection efficacy of 99.99%.

•        TreX.    A portable UV-C disinfection device for surface disinfection with a disinfection efficacy of 99.99% within an 8 foot range.

•        O-RX.    We believe our O-RX robot is the world’s first autonomous disinfection robot to utilize UV-C LED technology to combat viruses and pathogens. It is capable of autonomously navigating and disinfecting up to 4,000 square feet per hour at a disinfection efficacy of 99.99%.

Our proprietary core AMR and robotics software and AI-enabled outdoor autonomy technologies are our core competencies and include the following:

Patented Three-Dimensional Simultaneous Localization and Mapping (“3D SLAM”) Technology:

•        Our patented 3D SLAM software systems enable our AMRs to build a 3D map and navigate accurately and safely through an unfamiliar, unstructured, and challenging environment while simultaneously identifying its own locations.

Sensor Fusion Technology:

•        Our proprietary sensor fusion technology and its algorithms analyzes the sensory data acquired from all sensors on the AMR and synthesizes these data into unified whole data in real-time, mimicking human senses and perception. This technology manages dynamic rates, biases and frequencies at which our AMRs synchronize the robotics and external environment sensor data. In particular, this technology accounts for biases amongst the multiple sensors installed on our AMRs through our proprietary algorithms, so datapoints collected by the sensors will complement one another, in order to achieve peak autonomy and accuracy.

Machine Perception Technology and AI and Machine Learning Technology:

•        This technology empowers our AMRs with what we believe to be human-like perceptive abilities and situational awareness. These abilities allow our AMRs to respond, adapt and learn about the environment in which they operate and deal with their innate unpredictability. Our AMRs can therefore reliably and safely navigate in busy, ever-changing and dynamic outdoor and indoor environments.

Fleet Management and Control System:

•        This system is utilized by end-users of our deployed AMRs and their operators for real-time data access, AMR traffic control, battery charging management, live video feed, task allocation, and real-time remote monitoring. The system also supports two-way audio-visual communications and scheduling of autonomous navigation. The system can simultaneously operate multiple AMRs and allow them to interact with one another, enabling simultaneous deployment of AMRs in the same facility.

We believe our AMRs, UV-C LED disinfections, and intralogistics robotics ecosystems will rapidly expand and continue to play a significant role in this post-pandemic world, where the labor shortage and challenges have been critically exposed, and where the power of automation, robots and AI is being realized in the facilities management industry. Over the past seven years, we have established international distribution channels, partnerships, and customer relationships in more than 20 countries.

Our sales model consists of direct sales/purchase and Robots as a Service (“RaaS”) models, which is handled by our inhouse sales and marketing team along with our regional distributors globally across Indonesia, Malaysia, Australia, China, South Korea, Hong Kong, UAE, Oman, Kuwait, USA and the UK. These two models are designed to address the different needs, cost-considerations and risk tolerances among our current and targeted customer base. Under the direct sales model, revenue from robot sales is generated through the sale of hardware and software licenses, including spare parts and services related to robot setup and commissioning. Under the RaaS model, end-users have the option to lease our robots for a fixed monthly fee, which includes comprehensive maintenance and support services. The typical contract duration ranges from 1 to 5 years. In particular, we believe that our RaaS model enables us to deliver significant value to our customer end-users at a low cost. RaaS is a subscription-based service model, that will give our customers the convenience of included on-going maintenance, support, and software upgrades in addition to the use of our products. We envision that the RaaS model would be attractive to the end-users and accelerates market adoption of our products as it lowers the upfront costs of deployment, shifts capital expenditures to operating expenditures, and provides the operational and technical support with the ability to upgrade any leased product as new technologies emerge. Revenue from our direct sales model accounted for approximately 18.0% and 17.7% of our total revenues for the years ended April 30, 2024, and 2023, respectively, while revenue from our RaaS model accounted for approximately 2.7% and 4.7% of our total revenues for the years ended April 30, 2024 and 2023, respectively.

We also provide a range of support and maintenance services, including preventive and corrective maintenance of our robots, manning services, training, data transfer, and both software and hardware upgrades. Customers can opt to purchase a service and maintenance contract tailored to their requirements, offered at a fixed price without variable consideration, typically for an average term of 5 years. Revenue of service and maintenance represented approximately 79.3% and 77.6% of our total revenues for the years ended April 30, 2024 and 2023, respectively.

Corporate History and Structure

Our Group’s history can be traced back to May 4, 2015 when Otsaw Digital Pte. Ltd. was founded by Mr. Ling Ting Ming, our chairman, director and chief executive officer, after Mr. Ling’s return to Singapore from Silicon Valley in 2015. Under the leadership of Mr. Ling, we specialize in designing, developing, and manufacturing of Autonomous Mobile Robots (“AMRs”) and other next generation robotics products and solutions, with the aim to disrupt the facilities management industry with our AI-enabled AMRs and robotics solutions in the realms of security, sanitation, last-mile delivery, logistics, and healthcare.

As of the date of this prospectus, our Group comprises Otsaw Limited and its subsidiaries, Otsaw Digital Pte. Ltd., Otsaw Digital, Inc., Otsaw Technology Solutions Pte. Ltd., Otsaw Technology Pte. Ltd., Otsaw Swisslog Healthcare Robotics Pte. Ltd., and Otsaw Swisslog Healthcare Robotics GmbH.

Corporate Structure

Otsaw Limited was incorporated on June 10, 2022 under the laws of Cayman Islands as an exempted company limited by shares. Otsaw Limited is a holding company and does not actively engage in any business or operation. We completed a share capital restructuring in May 2023 as part of our group reorganization.

Upon completion of group reorganization on May 25, 2023, Otsaw Digital Pte. Ltd., Otsaw Digital Inc., Otsaw Technology Solutions Pte. Ltd., Otsaw Technology Pte. Ltd., Otsaw Swisslog Healthcare Robotics Pte. Ltd., Otsaw OYA Technology Solutions Inc, and Otsaw Swisslog Healthcare Robotics GmbH became Otsaw Limited’s direct and indirect subsidiaries. As a result of our group reorganization in May 2023, Otsaw Technology Solutions Pte. Ltd. became a wholly-owned subsidiary of Otsaw Digital Pte. Ltd., and an indirect wholly-owned subsidiary of Otsaw Limited.

Prior to the May 2023 group reorganization, Otsaw Digital Pte. Ltd. was the holding company of our group of companies comprising Otsaw Digital, Inc. and Otsaw Technology Solutions Pte. Ltd. (formerly known as North Star Technology Group Pte. Ltd.). Otsaw Digital Pte. Ltd. held 69.40% of the equity interest in Otsaw Technology Solutions Pte. Ltd, which directly held: a) 60% of Otsaw Swisslog Healthcare Robotics Pte. Ltd. (subsequently increasing to 73.33% on January 12, 2023, 86.66% on November 16, 2023, 93.3% on January 11, 2024, and 100% on January 20, 2025); b) 60% of Otsaw Swisslog Healthcare Robotics GmbH (subsequently increasing to 73.33% on January 12, 2023, 86.66% on November 16, 2023, 93.3% on January 11, 2024, and 100% on January 20, 2025), as the wholly owned subsidiary of Otsaw Swisslog Healthcare Robotics Pte. Ltd.; and c) 100% of Otsaw Technology Pte. Ltd. (formerly known as North Star Technology Pte. Ltd.). Otsaw Digital Pte. Ltd. was held by Ararrat Capital Pte Ltd (47.53%), Serial System International Pte Ltd (19.90%), Koh Choon Hui (16.02%), Goh Way Siong (10.41%) and other smaller shareholders.

As of the date of this prospectus, (i) the authorized share capital of Otsaw Limited is US$50,000 divided into (i) 499,999,999 Class A Ordinary Shares and (ii) 1 Class B Ordinary Share, of which 98,924,489 Class A Ordinary Shares and 1 Class B Ordinary Share are issued and outstanding, and (ii) Otsaw Limited is majority owned by Ling Ting Ming (28.22%), Serial System International Pte Ltd (15.68%), Koh Choon Hui (9.76%), Goh Way Siong (7.89%) and Waichun Logistics (5.79%), respectively.

Otsaw Technology Pte. Ltd.

Otsaw Technology Pte. Ltd. (formerly known as North Star Technology Pte. Ltd.) was incorporated under the laws of Singapore as a private company limited by shares on October 26, 2020. Otsaw Technology Pte. Ltd is wholly-owned by Otsaw Technology Solutions Pte. Ltd.

Otsaw Swisslog Healthcare Robotics Pte. Ltd.

Otsaw Swisslog Healthcare Robotics Pte. Ltd. was incorporated under the laws of Singapore as a private company limited by shares on November 18, 2021, and was 60% owned by Otsaw Technology Solutions Pte. Ltd. and 40% owned by Swisslog Healthcare. As at January 20, 2025, following the exercise of options relating to the Swisslog asset acquisition, Otsaw Swisslog Healthcare Robotics Pte. Ltd is now 100% owned by Otsaw Technology Solutions Pte. Ltd. Otsaw Swisslog Healthcare Robotics Pte. Ltd. is responsible for the marketing, sales, development, servicing, and maintenance of the TransCar AGV system in the APAC market.

Otsaw Swisslog Healthcare Robotics GmbH

Otsaw Swisslog Healthcare Robotics GmbH was incorporated under the laws of Germany as a private company with limited liability on June 14, 2021, and is 100% owned by Otsaw Swisslog Healthcare Robotics Pte. Ltd. Otsaw Swisslog Healthcare Robotics GmbH is responsible for the marketing, sales, servicing, and maintenance of the TransCar AGV system in Europe.

Competition

By product area, the following is a breakdown of the competitive landscape globally:

•        The O-R3 AMR’s principal competitors include autonomous security robot and platform developers, such as Kabam Robotics Pte. Ltd., Ninebot Asia Pte. Ltd., SMP Robotics Singapore Pte. Ltd., Knightscope, Inc., Robotics Assistance Devices, Inc.;

•        Our UV-C disinfection systems principal competitors include PBA Robotics Pte. Ltd., Sesto Robotics Pte. Ltd., ST Engineering Ltd., and Pudu Technology;

•        The TransCar AGV faces varied and intense competitive landscape that includes various major sizeable robotics and automation solutions companies globally, principal competitors include Oppent S.P.A., Oceaneering International, Inc., Aetheon Inc., Mobile Industrial Robots ApS, DS Automation Ltd., MLR System GmBH, and JBT Corporation.

•        Our Camello+ AMR competes with other ground-based unmanned delivery vehicles offered by its principal competitors, such as Pudu Technology, Starship Technologies, Robby Technologies, Inc., ZMP, Inc., Serve Robotics Inc., Aetheon Inc. and Ottonomy.io.

We believe that our AMRs and robotic solutions will augment and enhance human labor. As such, our primary competition will still be traditional modes of human labor, such as traditional facilities management service providers which provide security services, disinfection services, logistics services, and last-mile or intra-facility delivery services. However, these facilities management service providers may also be our potential customers. To overcome potential resistance to technology and to establish a positive industry perception of AMR and robot-enhanced facilities management services, we will continuously demonstrate to our customers, particularly those who are cost-sensitive, the value proposition and the cost-efficiency of our products in comparison to traditional labor — increased productivity, freeing labor by allowing human to focus on higher-value works, reduction of cost and reliance on human capital, and the enhanced reliability of robots to reduce human error.

Competitive Strengths

We believe that the following strengths contribute to our success:

•        A visionary, proven, and experienced management team consisting of industry veterans;

•        The status as the early-mover of the facilities management AMR and robotics solutions;

•        Cutting-edge software technologies and innovative AMRs and robotics products;

•        Highly scalable AMR, robotics, UV-C LED disinfection systems with a wide-array of facilities management industry solutions; and

•        Established partnerships with industry players.

Growth Strategies

We intend to grow our business by pursuing the following key strategies:

•        Continue to develop our core software technologies and commercialize our up-and-coming ANS Version 3, the Odyssey, to the entire AMR and robotics industry;

•        Expand our production capacity for cost-efficient manufacturing and competitive pricing;

•        Continuous expansion of our global markets presence in security and healthcare facilities management industries;

•        Expand our sales and marketing team and distribution network globally;

•        Pursue strategic alliance, acquisitions, investments, and partnership opportunities.

Summary of Risk Factors

An investment in our Class A Ordinary Shares is subject to several risks, including risks related to our business and industry, risks related to our technology and business strategy, risks related to our business generally, risks related to our management, governance, and ownership, and risks related to our securities in this offering. Our business is subject to numerous risks, as more fully described under “Risk Factors” beginning on page 15, which you should carefully consider prior to deciding whether to invest in our Class A Ordinary Shares. Below is a summary of material factors that make an investment in our Class A Ordinary Shares speculative or risky. These risks include, but are not limited to, the following:

Risks Related to our Business and Industry

•        We are an early-stage company with a history of losses and expect to incur significant expenses for the foreseeable future (on page 15).

•        As described in the report of our auditors for the years ended April 30, 2024, and 2023 and the notes to our consolidated financial statements, there is substantial doubt about our ability to continue as a going concern, and if we are unable to continue, you may lose your entire investment.

•        We have yet to achieve positive operating cash flow and, given our projected funding needs, our ability to generate positive cash flow is uncertain (on page 16).

•        We made, and expect to continue to make, significant investments in research and development that may not achieve expected returns (on page 16).

•        Our limited operating history makes it difficult to evaluate our business, prospects, and future viability, and may increase the risk of your investment (on page 17).

•        Our operations and the implementation of our growth strategies require a significant amount of capital. Our future capital needs may require us to sell additional equity or debt securities that may result in substantial dilution or significant debt service obligations and covenants that may restrict our operations or our ability to pay dividends (on page 17).

•        We have no experience maintaining or servicing our products at a large scale (on page 18).

•        Our ability to manufacture, assemble, and produce our products on a large scale is unproven, and delays in the development, production and delivery of our products could harm our business, prospects, financial condition and operating results (on page 19).

•        The commercial robotic market is in early stage of customer adoption and the possibilities of large-scale application of autonomous robots in the facilities management industries is unproven. If the commercial robotic market does not experience significant development, or develops more slowly than we expect, or if our products do not achieve broad acceptance in facilities management industries, we will not be able to achieve significant sales and the growth of our business will be harmed (on page 20).

•        We have sold a limited number of products, and the demand for our products is hard to predict accurately. Our operating results and financial condition could be materially impacted if we are unable to accurately forecast consumer demand for our products or manage our inventory effectively (on page 20).

•        We target customers that are large corporations with substantial negotiating power, exacting product standards and potentially competitive internal solutions. If we are unable to sell our products to these customers, our prospects and results of operations will be adversely affected (on page 21).

•        We may face difficulties as we expand our operations into region or countries in which we have no prior operating experience (on page 21).

•        We operate in a competitive industry that is rapidly evolving and subject to technological evolution. We expect competition to increase, and this could cause our market share to decline and negatively impact our results of operations (on page 21).

•        We depend on the global supply chain and have experienced supply chain constraints due to several factors, including the lingering effects of the COVID-19 pandemic, a high inflation environment, and geopolitical events (on page 22).

•        We depend on our suppliers, some of which as of the date of this prospectus are single, sole or limited source suppliers, and any inability of these suppliers to deliver the necessary components for our products at prices, schedule, volumes, performance and specifications acceptable to us, could have a material adverse effect on our business, prospects, financial condition and operating results (on page 23).

•        Increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors, could harm our business, prospects, financial condition and operating results (on page 24).

•        We rely solely on Reis Robotics as the single source supplier for the production and maintenance of the TransCar systems, and the partial or complete loss of Reis Robotics as our supplier could cause customer supply or production delays and a substantial loss of revenues (on page 24).

•        Our business and prospects depend significantly on our ability to build the Otsaw brand. We may not succeed in developing, maintaining and strengthening the Otsaw brand, and our brand and reputation could be harmed by negative publicity regarding us or our products, which would materially and adversely affect acceptance of our products, our business, revenues and prospects (on page 25).

•        We have limited experience in operating our robots in a variety of environments and increased deployment and thus interactions may lead to collisions, possible liability and negative publicity (on page 25).

•        Design flaws, unknown defects, real or perceived errors, glitches or malfunctions in our products or the software that operates them, failure of our products to perform as expected, connectivity issues or user errors can result in product recalls, claims against us, personal injuries, property damage, and significant safety concerns, each of which could materially and adversely affect our results of operations, financial condition, growth prospects or reputation (on page 26).

•        We are subject to stringent and changing laws, regulations and standards, corporate policies, and contractual obligations related to data privacy and security in jurisdictions where our products operate (on page 27).

•        We are subject to cybersecurity risks to our operations, information technology infrastructure and systems, software integrated in our products, and data processed by us, our distributor, and end-user customers (on page 28).

•        Any unauthorized access or control of our AMR and robotics systems could result in loss of confidence in us and our brand and harm our business (on page 29).

•        We may acquire other businesses, form joint ventures or make other investments, that could negatively affect our operating results, cause dilution, increase our debt or cause us to incur significant expenses. If we cannot identify or acquire companies consistent with our growth strategy or successfully integrate acquired businesses into our operations, it could adversely affect our business, financial condition and results of operations (on page 30).

•        We intend to expand our business and operations significantly, and any failure to manage our growth effectively could materially and adversely affect our business, prospects, financial condition and operating results (on page 31).

•        Entering into strategic alliances, such as our joint venture with Swisslog Healthcare, exposes us to risks (on page 32).

•        Under the joint venture agreement with Swisslog Healthcare, Swisslog Healthcare has the right to require us to purchase Swisslog Healthcare’s equity interests in the Otsaw-Swisslog JV, which could adversely affect our liquidity and financial condition (on page 32).

•        The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business (on page 33).

•        Our management team lacks experience in managing a U.S. public company (on page 33).

•        Developments in the social, political, regulatory and economic environment, including but not limited to natural events, wars, terrorist attacks and other acts of violence, health epidemics and other outbreaks, or security incidents, in the countries where we operate, may have a material and adverse impact on us (on page 33).

•        Global economic conditions could materially adversely impact demand for our products and services (on page 34).

•        We are subject to the risks associated with international operations, including unfavorable regulatory, political, tax and labor conditions, which could materially and adversely affect our business, financial condition, results of operations and prospects (on page 35).

•        From time to time, we may become involved in legal proceedings, which could have a material adverse effect on our business, operating results, or financial condition (on page 36).

•        We are exposed to foreign exchange risk arising from various currency exposures. Fluctuations in foreign currency exchange rates will affect our financial results (on page 36).

•        The imposition of barriers to trade, escalation of trade disputes, and changes to trade policy, tariffs, and import/export regulations may have a material adverse effect on our business, financial condition, and results of operations (on page 37).

•        We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and noncompliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation (on page 37).

•        Failure of our internal controls over financial reporting could harm our business and financial results (on page 37).

•        Environmental laws and regulations and unforeseen costs could negatively impact our future earnings (on page 38).

Risks Related to Intellectual Property

•        Our success depends in part on our ability to obtain and maintain protection for the intellectual property relating to or incorporated into our products. If we are unable to protect our intellectual property, the value of our brand and other intangible assets may be diminished and our business may be adversely affected (on page 38).

•        We may not be able to protect our intellectual property rights in all countries (on page 39).

•        We may be subject to intellectual property claims in the future, which are costly to defend, could result in significant damage awards, and could limit our ability to use certain technologies in the future (on page 40).

•        We use other parties’ software and other intellectual property in our proprietary software, including “open source” software. Any inability to continuously use such software or other intellectual property in the future could have a material adverse impact on our business, financial condition, results of operations and prospects (on page 40).

Risks Related to our Offering and Ownership of Our Class A Ordinary Shares

•        The dual class structure of our Class A Ordinary Shares and Class B Ordinary Shares has the effect of concentrating voting control with our chief executive officer, directors and their affiliates (on page 41).

•        As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt Otsaw Limited from certain corporate governance requirements that could have an adverse effect on our public shareholders (on page 41).

•        The dual-class structure of our Ordinary Shares may adversely affect the trading market for the Class A Ordinary Shares (on page 42).

•        Our Class A Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares (on page 42).

•        There has been no public market for our Class A Ordinary Shares prior to this offering, and you may not be able to resell our Class A Ordinary Shares at or above the price you paid, or at all (on page 42).

•        If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq Capital Market, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them (on page 43).

•        Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and insiders will hold a large portion of the company’s listed securities (on page 43).

•        The trading price of our Class A Ordinary Shares may be volatile, which could result in substantial losses to you (on page 44).

•        Certain recent initial public offerings of companies with public floats comparable to the anticipated public float of our Company have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares (on page 45).

•        Exercise of options granted under the Equity Incentive Plan or issue of awarded shares under the Equity Incentive Plan may result in dilution to our Shareholders (on page 45).

•        If securities or industry analysts do not publish or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our Class A Ordinary Shares, the market price for our Class A Ordinary Shares and trading volume could decline (on page 46).

•        Short selling may drive down the market price of our Class A Ordinary Shares (on page 46).

•        We have broad discretion in the use of the net proceeds from our public offering and may not use them effectively (on page 46).

•        Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A Ordinary Shares for a return on your investment (on page 46).

•        Shares eligible for future sale may adversely affect the market price of our Class A Ordinary Shares, as the future sale of a substantial amount of outstanding Class A Ordinary Shares in the public marketplace could reduce the price of our Class A Ordinary Shares (on page 47).

•        You will experience immediate and substantial dilution (on page 47).

•        We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company (on page 47).

•        As a company incorporated in the Cayman Islands, we are permitted to adopt certain Cayman Islands practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards (on page 48).

•        Since Otsaw Limited is a Cayman Islands exempted company, the rights of our shareholders may be more limited than those of shareholders of a company organized in the United States (on page 48).

•        Certain judgments obtained against us by our shareholders may not be enforceable. You may also face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law, and we conduct substantially all of our operations and all of our directors and executive officers reside outside of the United States (on page 49).

•        Cayman Islands economic substance requirements may have an effect on our business and operations (on page 49).

•        We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A Ordinary Shares less attractive to investors (on page 49).

•        Otsaw Limited is a “foreign private issuer” within the meaning of the rules under the Exchange Act. Our disclosure obligations differ from those of U.S. domestic reporting companies and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers. As a result, you will have less protection than you would have if we were a domestic issuer (on page 50).

•        We may become a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Class A Ordinary Shares to significant adverse United States income tax consequences (on page 51).

•        It is not certain if we will be classified as a Singapore tax resident (on page 51).

Corporate Information

Our principal executive offices are located at 10 Tampines North Drive 4, #01-03, Singapore 528553. The telephone number of our principal executive office is (852) 2754 3320. Our registered office in the Cayman Islands is located at the offices of Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, PO Box 1348, Grand Cayman KY1-1108, Cayman Islands. Our agent for service of process in the United States [--]. We maintain a website at www.otsaw.com. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

Implications of Being a Controlled Company

Currently, our chairman, director, chief executive officer and controlling shareholder, Mr. Ling Ting Ming, indirectly owns more than 50% of the voting power of our outstanding Class A Ordinary Shares and Class B Ordinary Shares. Immediately after completion of this offering, he will own approximately [•]% of our total issued and outstanding Class A Ordinary Shares and [•]% of our total issued and outstanding Class B Ordinary Shares, representing approximately [•]% of the total voting power of our shares, assuming that the underwriters do not exercise their over-allotment option, which is more than 50% of the total voting power of our shares. Therefore, we are, and will continue to be, a “controlled company” within the meaning of the Nasdaq Stock Market Rules. As a result, Mr. Ling will be able to exercise significant voting influence over fundamental and significant corporate matters and transactions. This concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval. In addition, this may have anti-takeover effects and may prevent or discourage unsolicited acquisition proposals or offers for our share capital that you may feel are in your best interest as one of our shareholders. As a “controlled company” as defined under the Nasdaq Stock Market Rules, we are permitted to elect to rely on certain exemptions from corporate governance rules, including the following:

•        an exemption from the rule that a majority of our board of directors must be independent directors;

•        an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

•        an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although we currently do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we may elect to do so after we complete this offering. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors after we complete this offering.

Additionally, pursuant to Nasdaq’s phase-in rules for newly listed companies, we have one year from the date on which we are first listed on Nasdaq to comply fully with the Nasdaq listing standards. We do not plan to rely on the phase-in rules for newly listed companies and plan to comply fully with the Nasdaq listing standards at the time of listing.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

Emerging Growth Company

As a company with less than US$1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

•        may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or “MD&A”;

•        are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

•        are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•        are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

•        are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure; and

•        will not be required to conduct an evaluation of our internal control over financial reporting.

We intend to take advantage of all of these reduced reporting requirements and exemptions applicable to emerging growth companies under the JOBS Act. However, we are not eligible for and will not take advantage of the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act, as our consolidated financial statements are prepared in accordance with IFRS.

Foreign Private Issuer

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

•        Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four days of their occurrence, and from the disclosure requirements of Regulation FD.

•        Exemption from Section 16 rules regarding sales of Class A Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

•        Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

•        Exemption from the requirement that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

•        Exemption from the requirements that director nominees are selected, or recommended for selection by our board of directors, either by (1) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing requirements of the Nasdaq Capital Market. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing requirements of the Nasdaq Capital Market. Following the offering, we intend to rely on home country practice to be exempted from certain of the corporate governance requirements of Nasdaq, namely; (i) there will not be a necessity to have regularly scheduled executive sessions with independent Directors; and (ii) there will be no requirement for the Company to obtain Shareholder approval prior to an issuance of securities in connection with (a) the acquisition of stock or assets of another company; (b) equity-based compensation of Executive Officers, Directors, employees or consultants; (c) a change of control; and (d) transactions other than public offerings.

THE OFFERING

Offer Price:	We currently estimate that the initial public offering price will be between US$[•] to US$[•] per Class A Ordinary Share.
Class A Ordinary Shares being Offered by Us:

[--] Class A Ordinary Shares, excluding exercise of the over-allotment option discussed below, and [--] Class A Ordinary shares, assuming full exercise of the over-allotment option and assuming an offering price of US$ [•] per Class A Ordinary Share, the [midpoint] of the range provided on the cover of this prospectus.

Shares Outstanding Prior to Completion of this Offering:	[ ] Class A Ordinary Shares and [1] Class B Ordinary Share.
Ordinary Shares and Voting Rights:

Our issued and outstanding share capital consists of Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary Shares are entitled to one vote, and each Class B Ordinary Share is entitled to that number of votes equal to sixty (60) percent of the total number of Class A Ordinary Shares and Class B Ordinary Shares outstanding as at the record date for determining the shareholders that are entitled to vote at the relevant general meetings of the Company. Our Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Our Class B Ordinary Shares are not convertible into Class A Ordinary Shares under any circumstances. For a description of our Class A Ordinary Shares and Class B Ordinary Shares, see “Description of Share Capital.”

Shares Issued and Outstanding After The Completion of This Offering:	[•] Class A Ordinary Shares (or [•] Class A Ordinary Shares if the underwriters exercise the over-allotment option in full) and [1] Class B Ordinary Share.
Assumed Offering Price per Class A Share:	US$[•] (being the [mid-point] of the offering price range as set out in the cover page of this prospectus).
Over-allotment Option:

We have granted the underwriters an option for a period of 45 days from the closing of this offering to purchase up to an additional 15.0% of the total number of Class A Ordinary Shares sold by us pursuant to this offering, solely for the purpose of covering over-allotments, at the initial public offering price less the underwriting discounts.

Lock-up:

We, our directors, executive officers, employees and shareholders holding 5% or more of the outstanding Ordinary Shares, will enter into a lock-up agreement with the Underwriters not to sell, transfer or dispose of any Ordinary Shares for a period of one hundred eighty (180) days after the closing of the offering. See “Shares Eligible for Future Sale” and “Underwriting.”

Listing:	We plan to apply to list our Class A Ordinary Shares on the Nasdaq, under the symbol “OTSA”.
Transfer Agent:	[•]

Risk Factors:

Investing in these securities involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section of this prospectus before deciding to invest in our Class A Ordinary Shares.

Dividend policy

We do not intend to pay any dividends on our Class A Ordinary Shares for the foreseeable future. Instead, we anticipate that all of our earnings, if any, will be used for the operation and growth of our business. See “Dividend Policy” for more information.

Use of Proceeds:

We intend to use the net proceeds from this offering for (i) acquisition, strategic alliance and joint ventures, (ii) expansion of production capacity and inventory, (iii) market expansion in the United States, United Kingdom, Europe, Asia and Australia; (iv) research and development, (v) business development and marketing, and (vi) working capital. See “Use of Proceeds” for more information.

RISK FACTORS

An investment in our securities carries a significant degree of risk. You should carefully consider the following risks before you decide to purchase our securities. Any one of these risks and uncertainties has the potential to cause material adverse effects on our business, prospects, financial condition and operating results which could cause actual results to differ materially from any forward-looking statements expressed by us and a significant decrease in the value of our Class A Ordinary Shares. Refer to “Special Note Regarding Forward-Looking Statements”.

We may not be successful in preventing the material adverse effects that any of the following risks and uncertainties may cause. These potential risks and uncertainties may not be a complete list of the risks and uncertainties facing us. There may be additional risks and uncertainties that we are presently unaware of, or presently consider immaterial, that may become material in the future and have a material adverse effect on us. You could lose all or a significant portion of your investment due to any of these risks and uncertainties.

Risks Related to our Business and Industry

We are an early-stage company with a history of losses and expect to incur significant expenses for the foreseeable future.

We have incurred net losses of US$6.5 million and US$6.7 million for the fiscal years ended April 30, 2024 and 2023, respectively. We believe that we will continue to incur operating and net losses for the foreseeable future. We might not ever become profitable or achieve net income. We expect that our operating expenses will increase as we grow our business, including expending substantial resources for research and development, sales and marketing, implementing our growth strategies, and expansion of our production capacity. As a result, any decrease in revenues or delay in generating new revenues could result in material operating losses.

We expect to continue to incur losses and increasing expenses in the foreseeable future as we:

•        continue to design and develop our products, including the next-generation TransCar and Odyssey ANS;

•        build up inventories of parts and components for our products;

•        manufacture an available inventory of our products;

•        fulfil the call/put arrangement of the Otsaw-Swisslog Healthcare Joint Venture;

•        expand our design, research, development, maintenance and repair capabilities;

•        increase our sales and marketing activities and develop our regional centers in Europe and the United States; and

•        expand our general and administrative functions to support our growth and operations and the status as a public company.

As described in the report of our auditors for the years ended April 30, 2024, and 2023 and the notes to our consolidated financial statements, there is substantial doubt about our ability to continue as a going concern, and if we are unable to continue, you may lose your entire investment.

The uncertainty about our ability to continue in operation is based on our continuing losses from operation and limited working capital, among other things which existed as of year-end April 30, 2024 and April 30, 2023. As of April 30, 2024 and April 30, 2023, the Company had a net working capital deficit of $10,012,865 and $12,701,025, respectively. Included in the accumulated deficit are losses of $6,458,189 for the year ended April 30, 2024. The Company has incurred recurring losses and has accumulated losses of $21,868,746 as of April 30, 2024. Given all these facts, we are dependent on obtaining funding from operations and the sale of debt or equity to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should we be unable to continue as a going concern.

Our ability to continue as a going concern depends on the success of this offering and receipt of additional funds through debt or equity financing and our operations. In the event we are unable to obtain such funding, we may have to delay, reduce or eliminate certain of our planned operations, including some of our research and development and/or clinical validation studies to demonstrate aesthetic improvement, reduce overall overhead expense, or divest assets. This in turn may have an adverse effect on our ability to realize the value of our assets. If we are unable to continue as a going concern, you may lose all or part of your investment.

We have yet to achieve positive operating cash flow and, given our projected funding needs, our ability to generate positive cash flow is uncertain.

We had negative cash flow from operating activities of $4.6 million and $2.3 million for the years ended April 30, 2023 and 2024, respectively. We expect to continue to have negative cash flow from operating activities for at least the next 24 months as we expect to incur research and development, sales and marketing, and general and administrative expenses and make capital expenditure to develop and grow our business, and will need to seek new financing in the future.

Our operation is costly because of our leases, sales and distribution expenses as we establish our brand and markets, research and development expenses, production costs, material and component costs, operating costs and labor costs because of the need for employees with specialized skills. Historically, our costs have increased each year due to these factors, and we expect to continue to incur increasing costs, in particular for working capital to purchase inventory, marketing and product deployments as well as costs of client and product support. We expect our expenses to continue to increase in the future as we expand our production capabilities of the O-R3, Camello+, UV-C disinfection system (AirGuard, O-Rx, and TreX) and TransCar, our product offering, hiring additional employees, establishing our regional centers in the United States and Europe, fulfilling relevant investment and put/call arrangement under the Otsaw-Swisslog Healthcare Joint Venture, and the general and administrative expenses as we scale our operations and incur the costs of being a public company. Our expenses may be significantly greater than we anticipate, which would have a negative impact on our financial position, assets and ability to invest further in the growth and expansion of the business. To implement our global market growth and expansion of our market share, we will incur increased marketing, sales, promotion and other operating expenses. Further, as additional competitors enter our market, we expect increased pressure on our production costs and margins.

In addition, any delays in obtaining the necessary equipment or supplies, the expansion of our production capacity, or the procurement of permits and licenses relating to our expected manufacturing, sales and distribution model could significantly increase our expenses. In such event, we could be required to seek additional financing earlier than we expect, and such financing may not be available to us on commercially reasonable terms, or at all. In the longer term, our ability to become profitable will depend on our ability not only to control costs, but also to sell in quantities and at prices sufficient to achieve our expected margins. If we are unable to cost-efficiently develop, design, manufacture, market, sell, distribute and service our products, our margins, profitability and prospects would be materially and adversely affected.

Therefore, we may be unable to adequately control the substantial costs associated with our operations, and our costs may grow more quickly than our revenues, harming our business and profitability. An inability to generate positive cash flow for the near term may adversely affect our ability to raise needed capital for our business on reasonable terms, diminish supplier or customer willingness to enter into transactions with us and have other adverse effects that may decrease our long-term viability. We may not achieve positive cash flow in the near future or at all.

We made, and expect to continue to make, significant investments in research and development that may not achieve expected returns.

Our research and development capabilities are the pillars of our core outdoor autonomy and software competence. We will continue to make significant investments in research and development, expansion of product offerings and improvement for existing products, services and technologies. We are in the research and development stage of upgrading our proprietary software technology, the ANS, from Version 2 to Version 3. We intend for Version 3 to be a commercial software solution that will provide a foundational outdoor autonomy capability for third-party AMR products, AMR frameworks or hardware platforms, under the product brand “Odyssey”. Furthermore, as part of our joint venture with Swisslog Healthcare Holding AG (“Swisslog Healthcare”), we are developing the next-generation of TransCar solutions for hospitals intralogistics. We are in the research and development stage of upgrading Swisslog Healthcare’s TransCar system to the next generation of TransCar, Transcar 5.0, by utilizing our core software technologies and robotics autonomy and mobility expertise.

Because we account for research and development costs as operating expenses, these expenditures will adversely affect our earnings in the future. Our research and development efforts and investments may not be successful, and our new products and services may not achieve market acceptance, create any additional revenue or become profitable if customers do not perceive our product and service offerings as providing significant new functionality or value. We may not achieve material revenue from our new products, services, and technologies. Our competitors may surpass us in technological innovation, hindering our ability to commercialize new and competitive products that meet the needs and demands of the market in a timely manner or at all, which consequently may adversely impact our operating results as well as our reputation.

Our limited operating history makes it difficult to evaluate our business, prospects, and future viability, and may increase the risk of your investment.

Any evaluation of our business and our prospects must be considered in light of our limited operating history and the risks and uncertainties encountered by companies in our stage of development. Further, our industry is characterized by rapid technological change, changing customer needs, evolving industry standards and frequent introduction of new products and services. We encountered, and expect to continue to encounter, risks and uncertainties frequently experienced by early-stage companies in rapidly changing markets, including risks relating to our ability to, among other things:

•        generate sufficient revenue to achieve profitability;

•        hire, integrate and retain qualified professional and technical talent, including key members of management;

•        access additional capital when required and on reasonable terms;

•        achieve or manage growth in our operations, continue to make significant investments in research, development, production, marketing and sales;

•        successfully obtain, maintain, protect and enforce our intellectual property and defend against claims of intellectual property infringement, misappropriation or other violations;

•        build and maintain the Otsaw brand globally;

•        establish and expand our commercial production capabilities and distribution channels;

•        establish and maintain satisfactory relationships and arrangements with our strategic partners, customers, and suppliers;

•        establish and expand a customer base, market shares, and distribution channels;

•        navigate and adapt to an evolving and complex regulatory environment in multiple jurisdictions, including data privacy;

•        anticipate and adapt to changing market conditions and competition, including consumer demand for certain robots or product types, models, technological developments and changes in the competitive landscape; and

•        successfully design, develop, manufacture and market new products, software, and services in the future.

If we do not address these risks successfully, our operating results will be harmed. We expect our financial condition and operating results to fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. Consequently, any predictions made about our future success or viability may not be as accurate as they could be if we had a longer operating history.

Our operations and the implementation of our growth strategies require a significant amount of capital. Our future capital needs may require us to sell additional equity or debt securities that may result in substantial dilution or significant debt service obligations and covenants that may restrict our operations or our ability to pay dividends.

We will require significant capital to operate our business and fund our capital expenditures for the next several years. While we anticipate that the net proceeds of this offering, together with current cash, cash equivalents, cash provided by operating activities and funds available through our working capital line of credit, will likely be sufficient to meet our current and anticipated needs of capital for at least the next twelve months, it is possible that we will need to raise significant amounts of additional capital to fund our business thereafter, including to finance ongoing research and development costs, expansion of our production capacity, any significant unplanned or accelerated expenses and new strategic alliances or acquisitions. We may also require additional cash resources due to changed business conditions or other future developments.

Due to our limited operating history and the fact that the commercial robotics market is in an early stage of customer adoption and the possibilities of large-scale application of autonomous robots in the facilities management industries is unproven, it is difficult to evaluate the demand for our products, business, prospects, and future viability. Thus, it is possible that we may not generate sufficient cash flow from operations and sales or otherwise have the capital resources to meet our future capital needs. Furthermore, our level of capital expenditures will be significantly affected by customer demand for our products. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate.

Therefore, we may need to seek equity or debt financing to finance a portion of our future capital needs and expenditures. If we raise additional capital funds through the issuance of equity or convertible debt securities, it would result in dilution of our shareholders’ voting rights and could be at a per share purchase price significantly below the per share price in this offering. These newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders, including those acquiring shares in this offering. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations, liquidity and ability to make cash dividends.

It is uncertain whether financing will be available to us in a timely manner or on terms that are acceptable, or at all. If adequate financing is not available or is not available on acceptable terms, if and when needed, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our products, or otherwise respond to competitive pressures would be significantly limited. Our inability to raise capital could require us to significantly curtail or terminate our operations. We may have to significantly reduce our spending, delay or cancel our planned activities, or substantially change our corporate structure.

We have no experience maintaining or servicing our products at a large scale.

Under our RaaS subscription model and some of our direct sale agreements, we will be responsible for maintenance and servicing of our products. In addition to our in-house customer support and product maintenance service, we have partnered with third parties, including our distributors and Swisslog Healthcare’s personnel, to perform some or all of the servicing and maintenance on our products. However, we have no experience providing maintenance and servicing at a large scale.

Our direct customers and distributors may also depend on our in-house customer support and product service team to resolve technical and operational issues relating to the integrated software and hardware underlying our products. Although our distributors are required by their agreement with us to provide initial maintenance and support to the end-user customers, our customer support team and product service team is also mandated to provide training, general support, and technical solutions to support the distributors. In addition, the RaaS subscription model will require us to cover costs relating to the servicing and maintenance of our products which are leased directly to our customers. Customer behavior and usage may result in higher-than-expected maintenance and repair costs. Moreover, if RaaS customers do not pay the subscription fee while the units are out of service, there could be an adverse impact on our financial condition and operating results.

As we continue to grow, additional pressure may be placed on our in-house customer support and product service team, and we may be unable to respond quickly enough to accommodate short-term increases in customers’ and distributors’ demand for technical support. We also may be unable to modify the future scope and delivery of our technical support to compete with changes in the technical support provided by our competitors. Increased customer demand for support, without corresponding revenue, could increase costs and negatively affect our operating results. If we are unable to successfully address the service requirements of our customers or we establish a market perception that we do not maintain high-quality support, we may be subject to claims from our customers and distributors, including loss of revenue or damages, and our business, prospects, financial condition and operating results may be materially and adversely affected.

Furthermore, with the increase in sales and market share of our product, we anticipate expanding our customer service team and recruiting more distributors and service partners. However, we may not be able to enter into acceptable arrangements with such distributors or third-party service providers. The distributors and service providers will initially have limited experience in servicing our products, especially our complex AMR systems. If the distributors and service providers are unable to handle the technical issues in relation to servicing our products, we would be required to provide such services directly, which would significantly increase our capital expenditures and personnel costs. We would also be required to recruit and train employees to provide these services, and we may not be able to attract persons with the necessary knowledge or experience to provide these services. Delays in implementing a maintenance and servicing infrastructure may significantly delay new RaaS subscriptions due to smaller than expected maintenance and servicing capacity.

In addition, our service and maintenance arrangements may not adequately address the service and maintenance requirements of our direct customers and distributors to their satisfaction, and we, our distributors, or service partners may not have sufficient resources, experience or inventory to meet these service requirements in a timely manner as the volume of products we deliver increases. Even if we, our distributors, and service partners have the sufficient resources and experience needed, we, our distributors, and our partners still may not adequately service or maintain our products. If we are unable to, directly or through our distributors and third-party partners, roll out and establish a widespread service network, including on-site services, customer satisfaction could be adversely affected, which in turn could materially and adversely affect our reputation and thus our sales, results of operations and prospects.

Our ability to manufacture, assemble, and produce our products on a large scale is unproven, and delays in the development, production and delivery of our products could harm our business, prospects, financial condition and operating results.

We plan to substantially expand our production capacity to meet our organic growth and the increasing popularity of our products, as well as to expand our market share and offer more competitive pricing through economies of scale. Our business success depends in large part on our ability to design, develop, manufacture, market, deploy and service our products on a large scale.

Our production operations are conducted in-house at our facilities in Singapore, where we assemble the materials and components we procure from our suppliers into our final products. However, our ability to manufacture, assemble, and produce our products on a large scale remains unproven. We may not be able to develop efficient and low-cost production capabilities and processes, or secure reliable sources of materials and components for us to meet the volume, quality, price, and production standards required for high production volumes, which is key to successfully mass marketing our products and systems. Even if we are successful in developing high volume production capability and processes and are able to reliably source for materials and components, we may not be able to avoid significant delays and cost overruns, which may be a result of factors beyond our control, such as problems with suppliers and vendors or force majeure events. As such, we may not be able to meet our product delivery schedules or satisfy customer requirements on a mass scale. Additional risks associated with large scale production include:

•        the potential effects of a resurgence of the COVID-19 pandemic or other pandemics, epidemics or outbreaks;

•        our ability to hire and retain a sufficient number of qualified employees;

•        delays in delivery of materials and components by our suppliers;

•        production in excess of demand due to contractual requirements or unexpected changes in demand;

•        quality controls, including ensuring the long and short term durability of our products, particularly as we plan to expand our production capacity; and

•        delays or disruptions in our supply chain, work stoppages, labor strikes and other labor disputes affecting us or our suppliers, third-party manufacturers and other partners.

In addition, substantially expanding and developing our own manufacturing and production capabilities will significantly increase our capital expenditures. If this were to occur, we may have to raise or borrow additional funds, which may not be available on terms acceptable to us or at all. We may also need to adjust our product pricing expectations, which could adversely affect our margins and cash flows. Any failure to develop large scale production processes and capabilities within our projected costs and timelines could have a material adverse effect on our business, prospects, financial condition and operating results.

The commercial robotic market is in the early stages of customer adoption and the potential for large-scale application of autonomous robots in the facilities management industry remains unproven. If the commercial robotic market does not experience significant development, or develops more slowly than we expect, or if our products do not achieve broad acceptance in the facilities management industry, we will not be able to achieve significant sales and the growth of our business will be harmed.

The commercial robotics market is in the early stages of customer adoption. The concept of the application of autonomous robotic technology in the facilities management industry is relatively new and market demand for such technology is unproven. Key assumptions about the characteristics of targeted markets, pricing and sales cycles may be inaccurate. Accordingly, our business and future prospects may be difficult to evaluate.

Given the evolving nature of the commercial robotics markets in which we operate, we cannot accurately predict the extent to which demand for our products and services will increase, if at all, and we cannot accurately predict the future growth rate or the potential size of the commercial robotic market. Demand for commercial robots may not increase, or may decrease, either generally or in specific geographic markets, for particular types of robots or during particular time periods. Market expansion for our products depends on various factors, such as:

•        the cost, pricing, performance, and reliability of our products and those offered by our competitors;

•        the perceived value associated with our products and services, and our customers and potential customers’ acceptance of the use of robots to perform certain tasks traditionally completed by humans in the facilities management industry, such as security patrol, delivery, and disinfection;

•        public perceptions regarding the effectiveness, efficiency, and value of robotics applications in the facilities management industry;

•        global and local economic conditions, labor market trends and labor costs;

•        customer satisfaction with our products; and

•        marketing efforts and publicity surrounding our products.

Existing or new national laws and regulations, safety standards, or resistance by employees of our institutional customers and labor unions, all of which are factors outside of our control, could cause delays or otherwise impair adoption of our products, which could materially and adversely affect our growth, operating results, financial condition and prospects. Even if commercial robots gain wide market acceptance, our products may not adequately address market requirements and may not continue to gain market acceptance. If one or more of the targeted markets experience a shift in customer demand, whether due to new solutions that better address the customers’ needs or otherwise, our products may not compete as effectively, if at all. If demand or acceptance of our products does not develop as expected or if we cannot accurately forecast pricing, adoption rates and sales cycle for our products, this may have a material adverse impact on our business, results of operations and financial condition.

We have sold a limited number of products, and the demand for our products is hard to predict accurately. Our operating results and financial condition could be materially impacted if we are unable to accurately forecast consumer demand for our products or manage our inventory effectively.

Our products and services are used across different market and geographical segments, and demand for our product and service offerings may vary. Most importantly, the numbers, types, and locations of our products in service, especially of our AMRs, vary depending on the duration of each customer contract, customer demand and similar factors. Due to the limited number of sales and deployments of our products, the numbers, types, and locations of our products in service that are currently deployed may not be representative of customer contracts and customer demand in the future. In the Asia-Pacific region, we have sold two Camello+ AMRs and one TreX in Australia; deployed four Camello AMRs, three O-R3 AMRs, and two O-RX AMRs in Singapore; and sold one TreX in South Korea. In the U.S., we have sold two Camello+ AMRs, one O-R3 and deployed one O-RX.

We must forecast production and inventory needs in advance with our suppliers and manufacturer, and our ability to do so accurately could be affected by many factors, including variations in customer demand for our products or those of our competitors, the success of new products in the market, sales promotions by us or our competitors, and unanticipated shifts in general economic conditions or consumer confidence levels. Therefore, our inability to accurately forecast consumer demand for our products and manage our inventory effectively could result in a material adverse impact on our operating results and financial condition.

A material shortfall in demand as compared to our forecasts could trigger an inventory write-down or write-off or force us to sell excess inventory at discounted prices. This would have a negative impact on our gross margin and could create reputational risk. In addition, if we were to have excess inventory, we may have reduced working capital, which could adversely affect our ability to invest in other important areas of our business such as marketing and product development. Conversely, if demand exceeds our forecasts and we do not have sufficient inventory to meet this demand, we would have to rapidly increase production and incur higher supply and manufacturing costs that would lower our gross margin. Any of these scenarios could adversely impact our operating results and financial condition.

We target customers that are large corporations with substantial negotiating power, exacting product standards and potentially competitive internal solutions. If we are unable to sell our products to these customers, our prospects and results of operations will be adversely affected.

We expect that many of our potential customers will be large, multinational corporations with substantial negotiating power relative to us and, in some instances, may have internal solutions that compete with our products. These corporations also have significant development resources, which may allow them to acquire or develop independently, or in partnership with others, competitive technologies. Meeting the technical requirements and securing binding commitments from any of these companies will require a substantial investment of our time and resources. We cannot assure you that our products will secure binding commitments from these or other companies or that we will generate meaningful revenue from the sales of our products to these key potential customers. If our products are not selected by these large corporations or if these corporations develop or acquire competitive technology, it will have an adverse effect on our business, which could be material.

We may face difficulties as we expand our operations into regions or countries in which we have no prior operating experience.

Our growth strategy relies on our global expansion in order to provide geographic breadth for our current and future customers. This may involve expanding into countries and regions other than those in which we currently operate and where we are less familiar with local regulations, environment and procedures. For example, we may expand our operations into markets in Southeast Asia (including Thailand, Malaysia, and Indonesia), the United States, Europe, China, the United Kingdom, Australia and the Gulf Cooperation Council (GCC) countries. These regions and countries may have different cost structures, labor conditions, regulations and socioeconomic dynamics that may affect our results of operations. As we expand our business into new countries and regions, we may encounter economic, regulatory, personnel, technological and other difficulties that would increase our expenses, or delay our ability to commence our operations or become profitable in such countries and regions. For example, recruiting and training local talent in new countries as well as ensuring compliance with local regulations and standards may be challenging. Any difficulty in the implementation of our global growth strategy may adversely affect our business, financial condition and results of operations.

We operate in a competitive industry that is rapidly evolving and subject to technological evolution. We expect competition to increase, and this could cause our market share to decline and negatively impact our results of operations.

The robotics industry in which we operate is fragmented and competitive. It is subject to rapid technological change, shifting customer needs and expectations, consistent evolution and constant introduction of new products. As such, we expect competition to increase in the future. Our robotics hardware and software technology may not keep pace with changes in technology or the technology of our competitors. Any failure by us to keep pace with technological change and to introduce new solutions and technologies could materially impair our competitive position and growth prospects, which could have a material adverse effect on our business, prospects, financial condition and operating results.

We believe that a number of companies have developed or are developing robots that will compete directly with our product offerings. Additionally, government-sponsored laboratories and universities are pursuing contracts for robot-focused research and development. Some of our current and potential competitors are in the midst of researching, designing, developing, and marketing other types of products and services that may render our existing or future products obsolete, uneconomical or less competitive. Our current and potential competitors may respond more quickly to new or emerging technologies, and may have substantially greater financial, technical, marketing and sales, manufacturing, distribution, and other resources than us. This includes greater name recognition, as well as deeper experience and expertise in managing intellectual property rights and operating within certain international markets. Such advantages may enable them to compete more effectively against us. Moreover, while we believe many of our customers purchase our robotics products to augment, rather than replace, humans, in many cases, our primary competition may still be traditional modes of human labor for tasks such as security, disinfection, last-mile or intra-facility delivery services. Our potential customers could have long-standing or contractual relationships with our competitors and it may be difficult for us to compete.

Our ability to compete effectively depends on several factors, including the pricing of our products and services, quality of customer service and support, continuous development of new and enhanced products and services to meet customer demands and adapt to changing technology, the expansion of our distribution network and any potential resale or distribution channels, and the availability of sufficient capital resources to invest in product development, marketing, and other key areas. In the event the robotics market continues to expand, we expect that competition will intensify as additional competitors enter the market and current competitors expand their product lines. Existing competitors or new entrants may price their products aggressively, develop products with better performance or functionality, or incorporate technological advances that we have not yet developed or implemented. Increased competitive pressure could result in a loss of sales or market share or cause us to lower prices for our products, any of which would harm our business and operating results. We cannot assure you that our products will continue to compete favorably or that we will be successful in the face of increasing competition from new products and enhancements introduced by existing competitors or new companies entering the markets. Our failure to compete successfully could cause our revenue and market share to decline, which would negatively impact our results of operations and financial condition.

We depend on the global supply chain and have experienced supply chain constraints due to several factors, including the lingering effects of the COVID-19 pandemic, a high inflation environment, and geopolitical events.

We have experienced and continue to experience supply chain constraints resulting from the lingering effects of the COVID-19 pandemic, a high interest rate environment, and geopolitical events. These supply chain disruptions have increased the costs of components and logistics and have led to extended lead times in delivering our products to our customers.

These supply constraints include, but are not limited to, semiconductor shortages as well as shortages of certain parts. Extended lead times on certain parts as well as a lack of immediate availability may delay our ability to deploy our products and AMRs, and consequently, may delay our ability to recognize revenue. In addition, current or future governmental policies may increase the risk of inflation, which could further increase the costs of raw materials and components for our business. Similarly, if costs of goods continue to increase, our suppliers may seek price increases from us or demand for cash upfront to mitigate their own increased costs.

If we are unable to mitigate the impact of supply chain constraints and inflationary pressure through price increases or other measures, our results of operations and financial condition could be negatively impacted. Even if we are able to raise the prices of our products, consumers might react negatively to such price increases, which could have a material adverse effect on, among other things, our brand, reputation, and sales. If our competitors substantially lower their prices, we may lose customers and mark down prices. Our profitability may be impacted by lower prices, which may negatively impact gross margins. Even though we are working to alleviate supply chain constraints through various measures, we are unable to predict the impact of these constraints on the timing of revenue and operating costs of our business in the near future. Raw material supply shortages and supply chain constraints, including cost inflation, have impacted and could continue to negatively impact our ability to meet increased demand, which in turn could impact our net sales revenues and market share.

In relation to the Russia-Ukraine war and the Israel-Palestine war, the extent and duration of the military actions, resulting sanctions, and future market disruptions — including stock market volatility, disruptions to the global supply chain, and worsening global inflation — are impossible to predict but could be significant. Any such disruptions or resulting actual and threatened responses to such activity, including purchasing and financing restrictions, boycotts or changes in consumer or purchaser preferences, sanctions, tariffs or cyberattacks, may have significant collateral impact on global economy and our business model and revenue stream. As of the date of this prospectus, (i) we principally operate in Singapore and do not have business presence in Russia, Ukraine and the Middle-East; (ii) our industry has been less dependent on oil, natural resources or supply chain which have been disrupted by these military actions; however (iii) we have experienced increased costs for components and logistics, along with extended product delivery times for some customers due to global supply chain challenges. In general, we have experienced no significant financial or operational impact due to these disruptions arising from, related to, or caused by the global disruption from Russia’s invasion of Ukraine and the tensions in the Middle-East.

We depend on our suppliers, some of which as of the date of this prospectus are single, sole or limited source suppliers, and any inability of these suppliers to deliver the necessary components for our products at prices, schedule, volumes, performance and specifications acceptable to us, could have a material adverse effect on our business, prospects, financial condition and operating results.

We rely on third-party suppliers for the provision, production, and development of many of the key components, sub-assemblies, materials and equipment used in our products and other aspects of our business, including chips, semiconductors, control units, energy storage materials (such as batteries), frames, and metal alloys. A continuous and stable supply of these components that meet our standards is critical to our operations and production. While most of the components and materials for our products can be procured from multiple sources and suppliers, certain of those items are only available from a single supplier or a limited number of suppliers (referred to as our single or limited source suppliers). This includes, for example, customary components developed for our products such as the chassis of our O-R3 and Camello+ AMRs. If we are unable to obtain the components and materials from our single or limited source suppliers, we may be required to spend a significant amount of time and expense to develop alternate sources of supply. We may be unable to do so in the short term (or at all) at prices or quality levels that are favorable to us, which could have a material adverse effect on our business, prospects, financial condition and operating results.

If our suppliers are unable to supply key components and materials in the required volumes, on a timely basis, or at acceptable prices, our sales, revenues and results of operation will likely be adversely affected and we may not be able to meet our obligations to customers. We may experience operational difficulties with our suppliers, including reductions in the availability of production capacity, failures to comply with product specifications, insufficient quality control, failures to meet production deadlines, and increases in manufacturing costs. Our supplier may experience disruptions in their manufacturing operations due to equipment breakdowns, supply-chain disruption, labor strikes or shortages, natural disasters, component or material shortages, cost increases or other similar problems. In addition, we may not be able to renew contracts with our suppliers. Shortages or delays or loss of any of our suppliers could have a material adverse effect on our business.

We and our suppliers continue to experience supply chain constraints, cost inflation, and the interruption in the supply or shortage of materials and components. It is unclear how long these challenges will remain. We and our suppliers use various materials in our businesses and products, including for example semiconductors, energy storage materials (such as batteries), metal alloys such as aluminum, steel, fiberglass, and non-ferrous metals such as graphite, manganese, lithium and cobalt, and the prices for these components and materials may fluctuate. The available supply of some of these materials and components is currently and may continue to be unstable, depending on market conditions and global demand. Any sustained supply interruption or shortage or cost increases that result in our products being priced beyond what customers are willing to pay would affect demand for our products and prevent or delay the delivery of our products to our customers and materially and negatively impact our business, prospects, financial condition and operating results. Risks relating to our supply chain include:

•        an increase in the cost, or decrease in the available supply, of semiconductor chips, lithium-ion batteries, electrical components, alloys and non-ferrous metals;

•        the potential effects of a resurgence of the COVID-19 pandemic or other pandemics, epidemics or outbreaks;

•        geopolitical and economic events and conditions, such as inflation, tariffs and taxes, fluctuations and shortages in petroleum supply, labor shortages and the ongoing Israel-Palestine conflict and Russia-Ukraine war, as well as responses to such events and conditions (e.g., economic sanctions);

•        disruption in global logistics, such as increased freight charges, constrained capacity and extended shipping delays; and

•        fluctuations of foreign currencies in which manufactured parts, components and the related raw material purchases are denominated against the Singapore dollar.

Increases in costs, disruption in supply or shortage of materials, in particular for lithium-ion cells or semiconductors, could harm our business, prospects, financial condition and operating results.

Our ability to manufacture our robotics products depends on having a consistent supply of semiconductors, components incorporating semiconductors, and lithium-ion battery cells. Increases in costs, disruption in supply or shortage of lithium-ion cells from our battery suppliers could disrupt production and increase the costs of production of our products, and subsequently could harm our business. We do not currently have any long term standing agreements for the supply of batteries and we depend on the open market for their procurement.

The shortage of semiconductors or other key components incorporating semiconductors could cause a significant disruption to our production schedule. While the global semiconductor supply shortage has eased in 2024, we may still encounter shortage for semiconductors on a periodic basis, which may impact the manufacturing of certain components which incorporate semiconductors. These delays and shortages could disrupt our production and lead to longer lead times for the delivery of our products to our customers. We experienced and may continue to experience an impact on our operations as a result of the shortages and longer lead times of semiconductor chips, and such shortage could in the future have a material impact on us or our suppliers, which could delay our production, negatively affect our ability to timely deliver our products to customers, or force us or our suppliers to pay exorbitant rates for continued access to semiconductors. Any failure to deliver our products within our projected costs and timelines could have a material adverse effect on our business, prospects, financial condition and operating results.

If we are unable to pre-purchase the supply for semiconductors or other key components that may experience shortages, or if we cannot find other methods to mitigate the impact of any such shortage, then any such short shortage could have a material adverse effect on our business, prospects and results of operations. Furthermore, fluctuations or shortages in raw materials or components and other economic conditions may cause us to experience significant increases in freight charges and material costs. Substantial increases in the prices for materials or prices charged to us, such as those charged by our battery or semiconductor suppliers, would increase our operating costs, and could reduce our profit margins if we cannot recoup the increased costs through increased RaaS subscription fee or unit sales prices. Any attempts to increase product prices in response to increased material costs could result in cancellations of orders and reservations and therefore materially and adversely affect our brand, image, business, prospects, financial condition and operating results.

We rely solely on Reis Robotics as the single source supplier for the production and maintenance of the TransCar systems, and the partial or complete loss of Reis Robotics as our supplier could cause customer supply or production delays and a substantial loss of revenues.

Under the supply agreement dated May 31, 2023 between KUKA Industries GmbH & Co. KG Obernburg (now Reis Robotics GmbH & Co. KG (“Reis Robotics”), following its acquisition by CT Pack Srl and Swiss FAI Holding AG on June 30, 2023 and its subsequent change of name) and Otsaw Swisslog Healthcare Robotics Pte. Ltd. (the “Supply Agreement”), Reis Robotics is responsible for the supply of the TransCar AGVs and we rely solely on them as our single source supplier for production and manufacturing of the TransCar AGVs. Under the Supply Agreement, Reis Robotics agreed to deliver 49 TransCar AGVs during the first contractual year in 2023, and for the following years, the Otsaw-Swisslog JV is to submit purchase orders to Reis Robotics for the TransCar AGVs for each respective year. In 2024, the Otsaw-Swisslog JV purchased 25 TransCar AGVs from Reis Robotics. The Supply Agreement also provides for pricing and delivery terms, as well as termination for cause provisions. If termination for good cause is undertaken by Reis Robotics, it is entitled to the payment of the contract price in full minus such savings incurred by Otsaw due to the termination, and Otsaw is obliged to reimburse all the expenses and costs which have been occurred until the termination.

Our reliance on Reis Robotics as the sole supplier in relation to the production and maintenance of the TransCar system involves several other risks, including the following:

•        if we experience an increase in demand of product or services, our suppliers may be unable to provide us with the product or services that we need in order to meet that increased demand;

•        our suppliers may encounter financial hardships unrelated to our demand for components, which could inhibit their ability to fulfil our orders and meet our requirements;

•        we or our suppliers may lose access to critical services and components, resulting in an interruption in the manufacture, assembly and shipment of the product and delivery of services; and

If any of these risks materialize, the costs associated with developing alternative sources of supply or production in a timely manner could have a material adverse effect on our ability to meet demand for TransCar AGVs and the maintenance services of the installed TransCar AGVs. Our ability to generate revenues could be impaired, market acceptance of our product could be adversely affected, and customers may instead choose to purchase or use alternative products from our competitors. We may not be able to find new or alternative suppliers in a timely manner or at all. As a result, we could incur increased production costs, experience delays in the delivery of our products and suffer harm to our reputation, which may have an adverse effect on our business and results of operations.

Nevertheless, Reis Robotics will discontinue manufacturing of the TransCar AGVs on June 30, 2025 and the next generation of TransCar, TransCar 5.0, will be produced in-house at our manufacturing facility in Singapore. As such, we will no longer rely on Reis Robotics for the manufacturing of the TransCar AGVs. However, we may not be able to complete testing and successfully launch production of TransCar 5.0 in 2025, and we may have to continue relying on Reis Robotics as our single source supplier for the TransCar AGVs.

Our business and prospects depend significantly on our ability to build the Otsaw brand. We may not succeed in developing, maintaining and strengthening the Otsaw brand, and our brand and reputation could be harmed by negative publicity regarding us or our products, which would materially and adversely affect acceptance of our products, our business, revenues and prospects.

Our business and prospects depend on our ability to develop, maintain and strengthen the Otsaw brand. We believe that our ability to develop, maintain and strengthen our brand depends on the success of our marketing efforts and our ability to provide high-quality products and engage with our customers as intended. Any failure to develop, maintain and strengthen our brand may materially and adversely affect our ability to sell our products and build our customer base. In addition, our ability to develop, maintain and strengthen the Otsaw brand may ultimately depend on the acceptance of our products by employees, operators, or other end-users of our corporate customers. To promote our brand, we may be required to change or expand our customer development and branding practices, which could result in substantially increased expenses. Given the nature of the market in which we operate, investments in end-user acquisition will be high and market uptake may be slow until a critical mass is achieved. Our ability to successfully position our brand could also be adversely affected by perceptions about the quality of our competitors’ products. Despite significant efforts and investment, there is no guarantee that we will be successful in our branding and marketing efforts. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results will be materially and adversely impacted.

Our products, such as our outdoor AMRs (O-R3 and Camello+), UV-C disinfection system and TransCar AGVs, serve highly public-facing industries such as facilities management, last-mile delivery, and healthcare industries. If safety incidents occur or are perceived to have occurred, whether or not such incidents are our fault, we could be subject to adverse publicity or resistance by the general public, intended communities, and employees of our corporate customers. In particular, given the popularity of social media, any negative publicity, whether true or not, could quickly proliferate and harm perceptions and confidence in our brand.

We have limited experience in operating our robots in a variety of environments and increased deployment and thus interactions may lead to collisions, possible liability and negative publicity.

Our O-R3, Camello+, O-Rx and TransCar robots operate autonomously in outdoor and indoor environments, such as residential communities, commercial compounds, hospitals, shopping malls, and crowded areas such as parks, stadiums or event sites. These environments are surrounded by various moving and stationary physical obstacles including humans and vehicles. Such environments increase the likelihood of collisions, unintended interactions and various other incidents. Our robots contain several advanced sensors, outdoor autonomy capabilities, and dynamic obstacle avoidance technologies that are designed to effectively prevent any such incidents and are intended to stop any motion of the robot at the detection of intervening objects. Nonetheless, real-life environments, especially those in crowded areas, are unpredictable and situations may arise in which the robots may not perform as intended.

Although we continuously test our robots in a number of unpredictable environments and continue to improve each model’s obstacle avoidance and collision prevention technology, such tests may not accurately reveal underlying vulnerabilities. Therefore, our robots could be involved in a collision with humans and objects. Incidents involving autonomous vehicles and humans, although infrequent, have received significant public attention and raised concerns about the safety of robotic systems. To date, however, we are not aware of any reports of any significant collisions, defects, errors or failures in our products.

Despite the maximum speed of our robots typically not exceeding 3.2 mph, which we believe is a speed that is unlikely to lead to any significant damage even in the event of a collision, we cannot assure you that a collision, with property or with humans, will not occur. Such incidents could damage the robot or result in personal injury or property damage, subjecting us to potential lawsuits. Moreover, any such incident, even without damage, may lead to adverse publicity for us. Such lawsuits or adverse publicity could negatively affect our brand and harm our business, prospects, financial condition and operating results.

Design flaws, unknown defects, real or perceived errors, glitches or malfunctions in our products or the software that operates them, failure of our products to perform as expected, connectivity issues or user errors can result in product recalls, claims against us, personal injuries, property damage, and significant safety concerns, each of which could materially and adversely affect our results of operations, financial condition, growth prospects or reputation.

Our products, especially our robots, are highly complex. Product defects can occur throughout the product development, design and manufacturing processes or as a result of our use of third parties’ components, materials, and parts manufacturing service. Any defects of our platform and products could result in negative publicity, loss of or delay in market acceptance of our platform and products, regulatory investigations and enforcement actions, harm to our brand, weakening of our competitive position, liability claims, or failure to meet the stated service level commitments in our end-user agreements.

The manufacturing or design defects, glitches, malfunctions, connectivity issues, unanticipated use of our robotic systems, user errors or inadequate disclosure of risks relating to the use of our robots and platforms, among others, can lead to collision, personal injury, property damage or other adverse events. Such adverse events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities), and could result, in certain cases, in the removal of our products from the market. Product defects or recalls could also result in negative publicity, damage to our reputation or, in the event of regulatory developments, delays in new product approvals. A recall could also result in significant costs. Moreover, our products, such as O-R3, O-Rx, Camello+, TransCar are used in outdoor and indoor public-facing environments, the failure or malfunction of any of these products, could significantly damage our reputation and brand and public support for robotic solutions in general.

The existence of any defects, errors, or failures in our products or the misuse of our products could also lead to product liability claims or lawsuits against us. A defect, error or failure in one of our products could result in failure or damage to the production, or property damage, injury, death and/or significant damage to our reputation and brand in general. We anticipate this risk will grow as more and more of our products are deployed. We anticipate that as part of our ordinary course of business we may be subject to product liability claims alleging defects in the design or manufacture of our products. A product liability claim, regardless of its merit or eventual outcome, could result in substantial costs, damage to our brand and diversion of our management’s attention and resources, which could have a negative impact on our business, financial condition and results of operations. Although we maintain product liability insurance, the coverage is subject to deductibles and limitations, and may not be adequate to cover future claims. Additionally, we may be unable to maintain our existing product liability insurance in the future at satisfactory rates or adequate amounts.

Our products rely on complex electronic hardware, algorithms, software, user interfaces and electromechanical designs. Complex software and firmware often contain errors, and our products have experienced and may continue to experience undetected errors, failures, or bugs. Our products may be integrated with our customers’ existing systems and operations, and may not be compatible with our customer end-user’s operating systems, system management software, applications, devices, databases, servers, infrastructure, information technology system, networking configuration, or other third-party applications and equipment, which may cause errors or failures during the deployments. In such an event, we may be required, or may choose, for the purpose of maintaining customer relationships or for other reasons, to expend significant additional resources to rectify the problem.

Despite extensive testing of our products for defects, errors or performance issues when they are first introduced, and when new versions or enhancements are released, our products may still contain real or perceived errors, failures, or defects which may only be discovered until our customers use our platform and products for a period of time. This could result in expensive and time-consuming design modifications or warranty costs, delays in the introduction of new products or enhancements, significant increases in our service and maintenance costs, exposure to liability for damages, damaged customer relationships and harm to our reputation, any of which could materially impact our results of operations and ability to achieve market acceptance. In addition, increased development and warranty costs could be substantial and could reduce our operating margins. We are also subject to potential recalls of our products to repair the defects or to address any failure to comply with our customers’ order specifications or applicable regulatory standards, and we may have to conduct recalls of our products due to defects in components or parts manufactured by suppliers from which we purchase and incorporate into our products. We may also be required to remedy or retrofit hardware products in the event that an order is not built to a customer’s specifications or where a design error has been made. The financial cost and impact to our reputation of significant retrofit and remediation events or product recalls could have a material adverse effect on our business and operating results.

We are subject to stringent and changing laws, regulations and standards, corporate policies, and contractual obligations related to data privacy and security in jurisdictions where our products operate.

Our AMRs, especially our O-R3, Camello+, O-RX robots, store and may analyze certain types of personal or identifying information regarding human, objects, environments that interact with the AMRs. However, by the design of our AMR systems and software, these types of personal or identifying information are only transmitted between the AMRs and the systems of our end-user customers and they are stored, processed, and controlled solely by our end-user customers. We are isolated from such information, and we maintain stringent data security measures and access procedures to prevent our employees, suppliers, distributors and service providers, from accessing these personal or identifying information and other proprietary or confidential information of our end-user customers.

However, the regulatory framework for privacy and security issues is rapidly evolving worldwide and is likely to remain uncertain for the foreseeable future. As a result of our international operations, not only do we have to comply with Singapore’s data privacy laws and regulation (such as Singapore’s Cybersecurity Act and Personal Data Protection Act), we must also comply with a multitude of data security and privacy laws that may vary significantly from jurisdiction to jurisdiction. Most jurisdictions in which we operate have established or are in the process of establishing data security and privacy legal frameworks which we and our customers must comply with. As the interpretation and application of many privacy and data protection laws are uncertain, these laws may be interpreted or applied differently across jurisdictions, and in a manner that is inconsistent with our current data management practices or the features of our products. If so, in addition to the possibility of fines, lawsuits and other claims and penalties, we could be required to fundamentally change our business activities and practices or modify our products to comply with such regulations, which could have an adverse effect on our business. Furthermore, the costs of compliance with such data privacy laws, regulations, and policies that are also applicable to the businesses of our customers may limit the use and adoption of our products, reducing the overall demand. Privacy and data security concerns, whether valid or not valid, may inhibit market adoption of our products, particularly in certain industries and foreign countries.

For example, in the United States, all 50 states have now passed laws to regulate the actions that a business must take in the event of a data breach, such as prompt disclosure and notification to affected users and regulatory authorities. In addition to the data breach notification laws, some states have also enacted statutes and rules requiring businesses to reasonably protect certain types of personal information they hold or to otherwise comply with certain specified data security requirements for personal information. Additionally, the U.S. federal and state governments will likely continue to consider the need for greater regulation aimed at restricting certain uses of personal data for targeted advertising. In the European Union, or EU, the General Data Protection Regulation, or GDPR, which came into effect on May 25, 2018, increased our burden of regulatory compliance and requires us to change certain of our privacy and data security practices. The GDPR implements more stringent operational requirements for processors and controllers of personal data, including, for example, requiring expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained either valid consent or have another legal basis in place to justify their data processing activities. The GDPR further provides that EU member states may make their own additional laws and regulations in relation to certain data processing activities, which could further limit our ability to use and share personal data and could require localized changes to our operating model. Under the GDPR, fines of up to €20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, may be assessed for non-compliance, which significantly increases our potential financial exposure in the event of non-compliance.

For our daily operations, we rely on commercially available systems, software, and information technology and networks for processing, transmitting and storing confidential information, as well as to manage or support a variety of our operations, including financial transactions and maintenance of records, which may include personally identifiable information of customers, partners, employees, and prospective investees. Although we have taken steps to protect the security of the data maintained in our systems, it is possible that such security measures will not be able to prevent the systems’ improper functioning, or the improper disclosure of personally identifiable or confidential information such as in the event of non-compliance of our data privacy policy by our employees, suppliers, distributors, service providers, cyber-attacks, and similar breaches that may cause us to be in breach of relevant data privacy and cybersecurity law and regulations. Any failure or alleged failure to comply with the relevant data privacy and cybersecurity laws and regulations could interrupt our operations, damage our reputation, result in negative publicity, inhibit sales and subject us to liability claims or regulatory penalties. Concerns about our practices with regard to the collection, use, disclosure, or safekeeping of personal information or other privacy related matters, even if unfounded, could damage our reputation and adversely affect our operating results.

We are subject to cybersecurity risks to our operations, information technology infrastructure and systems, software integrated in our products, and data processed by us, our distributors, and end-user customers.

Our business, operations, products, and services involve the collection, storage, processing and transmission of personal data and certain other sensitive and proprietary information of our end-users, partners, customers and others. Additionally, we maintain sensitive and proprietary information relating to our business, such as our own proprietary information, trade secrets, coding of our software and personal data relating to our employees.

Although we have implemented and are in the process of implementing additional security protections that shield against data theft, security breaches, data loss and other security incidents, we cannot guarantee that these security measures will fully safeguard us against such cybersecurity risks. The information technology and its infrastructure used in our business may still be vulnerable to cyberattacks or security breaches or incidents, and third parties may be able to access our trade secrets, intellectual property, and data, including personal data and other sensitive and proprietary data of us, our employees, our customers and partners. Such data could be subject to unauthorized use, disclosure, unavailability, modification or other processing. In addition, concerns about our practices with regard to the collection, use, disclosure, or safekeeping of personal information or other privacy related matters, even if unfounded, could damage our reputation if made public and adversely affect our operating results.

We may in the future be a target for cybersecurity attacks designed to disrupt our operations or to attempt to gain access to our systems, data processed or maintained in our business, trade secrets or other proprietary information or financial resources. Our security measures may also be breached due to employee error, malfeasance, system errors or vulnerabilities, including vulnerabilities of our distributors, suppliers, their products, or otherwise. Techniques used to gain unauthorized access to or sabotage information systems frequently change and may not be known until launched against a target, making it difficult to anticipate or prevent these attacks, and we may face delays in our detection or remediation of, or other responses to, security breaches and other privacy-and security-related incidents. Such breach or unauthorized access, increased government surveillance, or attempts by outside parties to fraudulently induce employees, users, or customers to disclose sensitive information in order to gain access to our data or our users’ or customers’ data could materially disrupt our operational systems, result in loss of intellectual property, trade secrets or other proprietary or competitively sensitive information; compromise certain information of customers, employees, suppliers or others, jeopardize the security of our facilities, or affect the performance of our products and the software technologies integrated in our products. Certain efforts may be state-sponsored or supported by significant financial and technological resources, making them even more difficult to detect, remediate and otherwise respond to.

As part of our customer service, products maintenance and technical support functionalities, we utilize internet data connectivity to monitor the performance of our robots in real-time and to provide remote support and maintenance. The availability and effectiveness of our customer services and technical support functionality depend on the continued operation of information technology and communications systems. Our systems are vulnerable to damage or interruption from, among others, physical theft, fire, terrorist attacks, natural disasters, power loss, war, telecommunications failures, viruses, denial or degradation of service attacks, ransomware and other malicious code, social engineering schemes, insider theft or misuse or other attempts to harm our systems. Furthermore, our customers may object to us logging and recording information about each product’s use and data in order to aid us in diagnostics and servicing, which may require us to implement new or modified data handling policies and mechanisms, thereby increasing our maintenance costs and costs associated with data processing and handling. This would have an adverse impact on our business, prospects and results of operations.

Moreover, there are inherent risks associated with maintaining, developing, improving, expanding and updating our current systems, such as the disruption of our management, research and development, procurement, production, finance, inventory management, and sales and service processes. These risks may affect our ability to manage our data and inventory, procure parts or supplies, manufacture, deploy, deliver and service our products, or adequately protect our intellectual property. We cannot be sure that these systems, including those of our third-party vendors or suppliers, will be effectively maintained, updated or expanded as planned. If we do not successfully maintain or expand these systems as planned, our operations may be disrupted, our ability to accurately and timely report our financial results could be impaired and deficiencies may arise in our internal control over financial reporting, impacting our ability to certify our financial results. Moreover, our proprietary information or intellectual property could be compromised or misappropriated, and our reputation may be adversely affected. If these systems do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

Any actual or perceived security breach or security incident, or any systems outages or other disruption to systems used in our business, could interrupt our operations, result in loss or improper access to, or acquisition or disclosure of, data or a loss of intellectual property protection, harm our reputation and competitive position, reduce demand for our products, damage our relationships with customers, partners, collaborators or others or result in claims, regulatory investigations and proceedings and significant legal, regulatory and financial exposure. Any such incidents, or any perception that our security measures are inadequate, could lead to loss of confidence in us, harm our reputation and impair our ability to attract and retain users, adversely affecting our business, financial condition and results of operations. Any actual or perceived breach of privacy or security or other security incidents impacting any entities with which we share or disclose data (including, for example, our third-party technology providers) could have similar effects. We expect to incur significant costs in an effort to detect and prevent privacy and security breaches and other related incidents, and we may be required to expend substantial resources in the event of an actual or perceived privacy or security breach or incident.

Any unauthorized access or control of our AMR and robotics systems could result in a loss of confidence in us and our brand and harm our business.

Our AMRs and other robotics systems contain complex software systems to support their operation and information technology system that enables them to connect to and communicate with the systems of our end-user customers and the Fleet Management and Control Systems which are utilized and operated by our end-user customers for real-time data access and collection through Wi-Fi, 5G and LTE networks. Hackers may attempt to gain unauthorized access to modify, alter and to gain control of, the AMR system deployed by our customer, including the individual AMR’s functionality, user interface and performance characteristics, or to gain access to data stored in or generated by the deployed AMRs that are in the control of our customers.

Regardless of their veracity, reports of cyber-attacks on our information technology networks or our AMRs systems or data, as well as reports that our technology, software, our AMRs systems or data are vulnerable to hacking could negatively affect our brand and harm our business, reputation, prospects, financial condition and results of operation. Moreover, our deployed products and AMRs may be subject to inappropriate handling, theft, vandalism and other damages, the financial cost and impact of which could have a material adverse effect on our business and operating results.

A significant portion of our net sales are generated through distributors, which subjects us to certain risks.

We sell our products worldwide through multiple sales channels, including direct sales and through our distributors, who resell our products to numerous end customers.

A significant portion of our net sales are made to distributors, accounting for approximately 4% and 9% of our net sales in fiscal years 2024 and 2023. The impairment or termination of our relationships with our distributors, or the failure of these parties to diligently market, sell, or lease our products and comply with applicable laws and regulations, could materially and adversely affect our ability to generate revenue and profits.

We plan to continue expanding into international markets through our distributors. We may face significant challenges and risks in managing a geographically dispersed distribution network. Since our distributors control the relationships with some of our end customers, if our relationship with any distributor ends, we could also lose our relationships with these customers. In addition, if a dispute arises with a distributor or if a distributor is terminated by us or goes out of business, it may take time to find an alternative distributor, and to train new personnel to market our products, and our ability to sell our products in the region formerly serviced by such terminated distributor could be harmed.

We have limited control over our third-party distributors. Our distributors and its agents may be unable to successfully market, lease and sell our products and may not devote sufficient time and resources to support the marketing, sales, education and training efforts that is necessary for our products to develop, achieve or sustain market acceptance. Additionally, in some international jurisdictions, we rely on our distributors to manage the regulatory process, obtain the requisite regulatory approvals for our products to operate, and comply with all applicable rules and regulations. We are dependent on their ability to do so effectively, and any failure by them to do so could harm our reputation, business, financial condition and results of operations.

In addition, some of our distributors do not sell our products exclusively, and they may focus their sales efforts and resources on other products that produce better margins or greater commissions for them or products where they have a strategic relationship with the supplier. We do not control the sales representatives and other employees of our distributors, and we cannot guarantee that our sales processes, regulatory compliance and other priorities will be consistently communicated and executed. In addition, we may not have staff in the locations covered by our distributors, which makes it particularly difficult for us to monitor their performance. While we may take steps to mitigate the risks associated with noncompliance by our distributors, there remains a risk that they will not comply with the local regulatory requirements or our requirements and compliance policies. If the services of any of these third-party distributors and its agents become unsatisfactory, we may experience delays in meeting our customers’ demands and we may be unable to find a suitable replacement on a timely basis or on commercially reasonable terms. This could result in flat or declining sales in a given geographic area, harm to the reputation or our products and our business, or legal liability, any of which could have a material adverse effect on our business, financial condition and results of operations.

We may acquire other businesses, form joint ventures or make other investments, that could negatively affect our operating results, cause dilution, increase our debt or cause us to incur significant expenses. If we cannot identify or acquire companies consistent with our growth strategy or successfully integrate acquired businesses into our operations, it could adversely affect our business, financial condition and results of operations.

While we have grown organically, we may consider potential acquisitions, joint ventures or other investment opportunities in businesses similar or complementary to our business in selected geographies or industries in order to enhance our ability to compete in our core markets or allow us to enter new markets, or incorporate new technologies into our solutions and product offerings.

These transactions could be material to our financial condition and results of operations. We cannot offer any assurance that any acquisitions of businesses, assets and/or entering into strategic alliances or joint ventures will be successful. We may not be able to find suitable partners or acquisition candidates and may not be able to complete such transactions on favorable terms, if at all. If we make any acquisitions, we may not be able to integrate these acquisitions successfully into the existing business and could assume unknown or contingent liabilities. Even if we identify and pursue acquisitions, we may not complete future transactions in a timely manner, on a cost-effective basis, or at all, and we may not realize the expected benefits of any acquisition or investments. Other companies may also compete with us for these strategic or acquisition opportunities. Acquisitions involve numerous risks, any of which could harm our business, including:

•        significant expenditures of cash and dilutive securities issuances;

•        difficulties in integrating the operations, information technology systems, technologies, products offerings, existing contracts, accounting and personnel and realizing the anticipated synergies of the combined businesses;

•        difficulties in supporting and transitioning customers, if any, of the acquired business;

•        difficulties in establishing and maintaining effective uniform standards, controls, procedures and policies;

•        disruptions of our on-going businesses, diversion of resources and management’s attention from existing operations;

•        difficulties in realizing our financial and strategic objectives for the acquired business;

•        risks of entering new markets and geographic areas in which we have limited or no experience;

•        potential loss of key personnel, customers and strategic alliances from either our current business or the acquired company’s business;

•        assumption of unanticipated or latent liabilities;

•        negative impact on results of operations due to goodwill impairment write-offs, amortization of intangible assets other than goodwill, or assumption of anticipated liabilities; and

•        inability to generate sufficient revenue to offset acquisition costs.

The risks above could significantly harm our business. If we fail to properly evaluate acquisitions or investments, execute acquisitions or adequately address these risks, we may not achieve the anticipated benefits of any such acquisitions, and we may incur costs in excess of what we anticipate, our operating results may actually decline and acquired goodwill and intangibles may become impaired, all of which could materially harm our financial results.

When appropriate opportunities arise, we have in the past, and may in the future acquire additional assets, products, technologies or businesses that are complementary to our existing business. From time to time, the sellers of these assets, products and technologies or businesses may retain certain rights to the technology that they sell to us, which in some circumstances could allow the sellers to compete with us.

Acquisitions also may affect our short-term cash flow and net income as we expend funds, potentially increase indebtedness and incur additional expenses. Any future acquisitions also could result in the issuance of shares, incurrence of debt, contingent liabilities or future write-offs of intangible assets or goodwill, any of which could have a negative impact on our cash flows, financial condition and results of operations. To finance any acquisitions or joint ventures, we may choose to issue ordinary shares, preferred shares, or a combination of debt and equity as consideration, which could significantly dilute the ownership of our existing shareholders or provide rights to such preferred shareholder in priority over our shareholders. As of the date of this prospectus, we have not engaged in any discussions regarding any potential acquisitions or investments with any party.

We intend to expand our business and operations significantly, and any failure to manage our growth effectively could materially and adversely affect our business, prospects, financial condition and operating results.

In order to achieve our business objectives and growth strategies, we intend to expand our operations significantly. Any failure to manage our growth effectively could materially and adversely affect our business, prospects, financial condition and operating results. We expect our future expansion to include, among other things:

•        expanding the management, research and development, and product teams;

•        expanding our sales and marketing efforts, customer support, and maintenance services;

•        identifying and recruiting individuals with the relevant experience, hiring and training new personnel;

•        controlling expenses and investments in anticipation of expanded operations;

•        establishing and maintaining relationships with customers, distributors, and suppliers;

•        expanding our production capacities;

•        pursuing strategic acquisitions and investment opportunities and entering into collaborations, joint ventures, strategic alliances or partnerships;

•        implementing and enhancing operation infrastructure, systems and processes;

•        expanding our market share in the hospital intralogistics markets globally, including Europe and Asia, through the Otsaw-Swisslog JV.

The growth and expansion of our business and operation create significant challenges for our management, operational, and financial resources, including managing multiple relationships and interactions with customers, distributors, suppliers, and other third parties. As we continue to grow, our information technology systems, internal controls and procedures and production processes may not be adequate to support our operations. To ensure success, we must continue to improve our operational, financial, and management processes and systems and to effectively expand, train, and manage our employee base, and effectively manage our growing production, inventory management and sales and marketing needs.

We have recently hired a significant number of new employees. We expect to continue to add additional personnel in the sales and marketing, research and development, production, and customer services teams, in Singapore and globally. Integrating a large number of new employees in a short time can cause disruptions to personnel and projects management, culture, priorities and the company as a whole. New employees may not perform as expected or may not fit culturally, and long-term employees may not embrace new leaders, priorities, methods, processes or other changes and may decide to leave or may not perform as well as in the past. Further, because of the innovative and complex nature of our technology, personnel with the necessary experience have not been, and likely will continue not to be, readily available to hire, and as a result, we will need to expend significant time and expense to recruit and retain experienced employees and appropriately train any newly hired employees. Competition for individuals with experience developing, producing and servicing our products, especially our robots and their software, is intense, and we may not be able to attract, integrate, train, motivate or retain additional highly qualified personnel. Any failure to attract, integrate, train, motivate and retain our employees or any difficulty in adjusting to a larger organization with a large number of new employees could significantly impact our research and development, production and service and materially harm our business, prospects, financial condition and operating results.

Entering into strategic alliances, such as our joint venture with Swisslog Healthcare, exposes us to risks.

We have entered into, and may in the future enter into additional, strategic alliances, including joint ventures, collaborations, in-license arrangements or minority equity investments with various third parties to further our business. For example, since December 2021, we joined forces with Swisslog Healthcare to form the Otsaw-Swisslog JV. Swisslog Healthcare, headquartered in Switzerland, is a global leader in hospital automated intralogistics solutions. We believe our joint venture with Swisslog Healthcare gives us, through our ownership interest in the Otsaw-Swisslog JV, an opportunity to benefit from Swisslog’s TransCar AGV product development expertise, synergies to market our products (such as O-R3, UV-C Disinfection system, and Camello+) and longstanding relationships with many of our target customers in the healthcare industry. With Swisslog Healthcare’s global footprint, we believe we have an opportunity through the Otsaw-Swisslog JV to significantly and efficiently expand into the European and Asian healthcare and hospital markets.

While offering potential benefits, these strategic alliances, partnership, joint ventures could subject us to a number of risks. There is no guarantee that any of these partnerships, joint ventures, or strategic alliances would lead to any long term agreements or lasting or successful business relationships with third parties or that any of the other anticipated benefits will be achieved. If any of these relationships are established, they may subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by our partners or other third-parties and increased expenses in establishing new relationships, any of which could materially and adversely affect our business. We may have limited ability to monitor or control the actions of our partners or other third parties and, to the extent any of these strategic partners suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third-party. For example, as part of the arrangement of the Otsaw-Swisslog JV, we rely on Reis Robotics, a third party manufacturer, as our single source supplier for the production and manufacturing of the TransCar AGVs, as well as Swisslog Healthcare Italy S.P.A. SU as our agent to handle our service and maintenance obligations to our customers in Italy. These operations are outside of our control. The product and service delivery of the TransCar AGVs could experience delays if Reis Robotics does not meet the agreed upon delivery timelines or experience capacity constraints, and in turn, we could lose customers and face reputational harm, which could have a material and adverse effect on our business, results of operations, prospects and financial condition. Since Reis Robotics’ operations are outside of our control, bottlenecks and other unexpected challenges may also arise if we are required to ramp up production to satisfy increased orders from our customers. In addition, because we rely on Reis Robotics as our supplier to meet the quality standards of the TransCar AGV, we might not successfully maintain the quality standards. Any of the foregoing could adversely affect our business, results of operations, financial condition and prospects.

Further, there is risk of potential disputes with our partners, and we could be affected by adverse publicity related to our partners whether or not such publicity is related to their collaboration with us. Our ability to successfully build our brand could also be adversely affected by perceptions about the quality of our partners’ products. With our joint venture with Swisslog Healthcare, we became subject to risks associated with Swisslog Healthcare’s business, many of which are the same risks that we currently face. Other risks include: risks associated with Swisslog Healthcare’s products and technology, integration risks, such as risks associated with combining two organizations and cultures across Singapore and Europe, two different geographies, maintaining focus on business and product development objectives, maintaining customer and supplier relationships, integrating systems and maintaining cybersecurity, allocating resources appropriately across product offerings and retaining employees, and risks associated with whether we can achieve the expected benefits of the joint venture. If we are unable to effectively manage these and any other risks resulting from the Otsaw-Swisslog JV, the value of our investment in the Otsaw-Swisslog JV may be adversely affected and the expected benefits of the planned partnership may not be realized.

We expect that strategic alliance and partnership will be an important factor in the growth and success of our business. However, we may not be able to identify or secure suitable business relationship opportunities in the future or our competitors may capitalize on such opportunities before we do. Moreover, identifying such opportunities could require substantial management time and resources, and negotiating and financing relationships involves significant costs and uncertainties. If we are unable to successfully source and execute on strategic relationship opportunities in the future, our overall growth could be impaired, and our business, prospects, financial condition and operating results could be materially and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

Our future success depends in a large part upon the continued service of key members of our senior management team, in particular our chairman, director and chief executive officer, Mr. Ling Ting Ming. These individuals play a key role in leading our company, implementing corporate strategies, developing our technologies, maintaining key relationships with our customers, suppliers and partners, and successfully commercializing our products and services. The loss of any key personnel could seriously harm our business. The loss of any member of our senior management team might significantly delay or prevent the achievement of our business objectives and could materially harm our business and customer relationships. In addition, because of the highly technical nature of our products, any significant loss of our existing and future engineering personnel could have a material adverse effect on our business and operating results. In addition, if any of our senior management or key personnel joins a competitor or form a competing company, we may be affected by the potential loss of knowhow, trade secrets or business partners.

Our success and growth also depends, in part, on our continuing ability to identify, hire, attract, train and develop other highly qualified personnel. Experienced and highly skilled employees are in high demand and competition for these employees can be intense, and our ability to hire, attract and retain them depends largely on our ability to provide competitive compensation. Many of the companies with which we compete for hiring experienced employees have greater resources than we have. We may not be able to attract, assimilate, develop or retain qualified personnel in the future, and our failure to do so could adversely affect our business, including the execution of our strategy and ability to grow.

Our management team lacks experience in managing a U.S. public company.

Our current management team lacks experience in managing a U.S. publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to U.S. public companies. Prior to the completion of the offering, we were a private company mainly operating our businesses in Singapore. As a result of the offering, our company will become subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S. public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.

Developments in the social, political, regulatory and economic environment, including but not limited to natural events, wars, terrorist attacks and other acts of violence, health epidemics and other outbreaks, or security incidents, in the countries where we operate, may have a material and adverse impact on us.

Our business, prospects, financial condition and results of operations may be adversely affected by social, political, regulatory and economic developments in countries in which we operate. Such political and economic uncertainties include, but are not limited to, the risks of war, terrorism, health epidemics and other outbreaks, security incidents, nullification of contract, changes in interest rates, imposition of capital controls and methods of taxation. A substantial part of our operations are in Singapore, and negative developments in Singapore’s socio-political environment may adversely affect our business, financial condition, results of operations and prospects. Although the overall economic environment in Singapore and other countries where we operate appears to be positive, there can be no assurance that this will continue to prevail in the future.

Furthermore, natural disaster events (such as typhoons, floods and earthquakes), terrorist attacks and other acts of violence or war may also adversely disrupt our operations, leading to economic weakness in the countries in which they occur and affect worldwide financial markets, and could potentially lead to economic recession, which could have an adverse effect on our business, financial condition and results of operations. These events could adversely affect our customers’ level of business activity and precipitate sudden significant changes in regional and global economic conditions and cycles. These events also pose significant risks to our people and to our business operations around the world.

Our facilities or those of any third-party suppliers could also be adversely affected by events outside of our or their control, such as natural disasters, wars, health epidemics and other calamities. Our technology systems and facilities may be damaged in natural disasters such as earthquakes, typhoons, or fires or subject to damage or compromise from human error, technical disruptions, power failure, computer glitches and viruses, telecommunications and digital services failures, adverse weather conditions, break-ins, war, riots, terrorist attacks or similar events and other unforeseen events, all of which are beyond our control.

Any of the foregoing events may seriously damage or affect our facilities and production, cause interruptions of our operations, system breakdowns, technology platform failures, which could cause the loss or corruption of data or the malfunction of software or hardware, as well as impede our ability to provide and delivery our services and products to our customers, which may have a negative impact on our reputation and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities. Furthermore, we could be impacted by physical security incidents at our facilities, which could result in significant damage to such facilities that could require us delay or discontinue production of our product. We may incur significant expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, results of operations and financial condition.

While we maintain property insurance policies covering our equipment and facilities in accordance with customary industry practice, our insurance coverage may not be sufficient to compensate for the costs of repairing the damage caused by such disruptive events and such events may not be covered under our policies. With respect to losses which are covered by our policies and subject to deductibles, exclusions, and/or limitations, it may be difficult and time-consuming to recover such losses from insurers. In addition, we may not be able to recover the full amount of losses incurred from the insurers.

Global economic conditions could materially adversely impact demand for our products and services.

Our operations and performance depend significantly on economic conditions. Adverse changes in the economy could negatively impact our business. Global economic conditions continue to be subject to volatility arising from international geopolitical developments (such as the ongoing Israel-Palestine conflict and Russia-Ukraine war), global economic phenomenon (including rising inflation rates), general financial market turbulence and natural phenomena (such as the COVID-19 pandemic). Future economic distress and adverse global economic conditions may result in a decrease in demand for our products, which could have a material adverse impact on our operating results and financial condition.

Our customers may postpone purchases of our products and services in response to tighter credit, unemployment, negative financial news and/or declines in income or asset values and other macroeconomic factors, which could have a material negative effect on demand for our products and services. Our suppliers may be unable to produce components for our products in the same quantity or on the same timeline or being unable to deliver such parts and components as quickly as before or subject to price fluctuations, which could have a material adverse effect on our production or the cost of such production; and accordingly, on our business, results of operations or financial condition. Uncertainty and adverse changes in the economy could also increase costs associated with developing and producing products, increase the cost and decrease the availability of sources of financing, and increase our exposure to material losses from bad debts, any of which could have a material adverse impact on our financial condition and operating results.

Access to public financing and credit can be negatively affected by the effect of these events on Singapore, U.S. and global credit markets. The health of the global financing and credit markets may affect our ability to obtain equity or debt financing in the future and the terms at which financing or credit is available to us. These instances of volatility and market turmoil could adversely affect our operations, our ability to conduct an initial public offering on a national U.S. exchange (or at all) and the trading price of our Class A Ordinary Shares if we ever conduct such an offering.

We are subject to the risks associated with international operations, including unfavorable regulatory, political, tax and labor conditions, which could materially and adversely affect our business, financial condition, results of operations and prospects.

As of the date of this prospectus, the substantial majority of our operations are based in Singapore, primarily serving the Asia-Pacific market. As part of our growth strategy, especially in relation to our partnership with Swisslog Healthcare and establishment of our regional centers in the United States and Germany, we intend to further expand our sales, maintenance and repair services and manufacturing activities to Europe, North America, and other new countries in the coming years.

We anticipate having operations and subsidiaries that are subject to the legal, political, regulatory and social requirements and economic conditions in foreign jurisdictions. Compliance with foreign laws and regulations that apply to our international operations increases our cost of doing business in foreign jurisdictions. These laws and regulations include data privacy requirements, labor relations laws, tax laws, foreign currency-related regulations, anti-competition regulations, prohibitions on payments to governmental officials, market access, import, export and general trade regulations, including but not limited to economic sanctions and embargos.

Laws and regulations governing our products, especially our robots, are still developing and constantly evolving, as industrial and commercial applications of robotics become increasingly prevalent. Our products may be required to conform to various new or changing international, national, state and local laws and regulations, where those products are sold, including laws and regulations relating to the design, manufacturing, marketing, distribution, servicing or use of our products, safety standard, data protection and cybersecurity laws and regulations, medical devices law and regulations, and laws and regulations in relation to self-driving vehicles.

Violations of the aforesaid laws and regulations could result in fines and penalties, liabilities claims, criminal sanctions against us, our officers or our employees, and prohibitions on the conduct of our business, including suspension of production or a cessation of our operations. Any such violations, or a major shift in governmental policies in any jurisdiction that we have operations in, could affect our ability to offer our products and services in one or more countries, result in the withdrawal or recall of our products, or the discontinuation of our operations, whether partially or entirely, damage to our reputation, our brand, our international expansion efforts, and our ability to attract and retain employees. This would have a material adverse impact our business and our operating results.

Compliance with these laws requires a significant amount of management attention and effort, which may divert our management’s attention from running our business operations and could harm our ability to grow our business, or may increase our expenses as we engage specialized third parties or other additional resources to assist us with our compliance efforts. Furthermore, we have limited experience to date manufacturing, selling, maintaining and servicing our products on a large-scale internationally, and such expansion would require us to make significant expenditures, such as hiring of local employees, in advance of generating any revenue. In addition to the risks regarding foreign law and regulations, we may be subject to a number of risks associated with international operations that may increase our costs, impact our ability to manufacture or sell our products and require significant management attention. These risks include, but are not limited to:

•        difficulties establishing international manufacturing operations, including difficulties establishing relationships with or establishing localized supplier bases and developing cost-effective and reliable supply chains for such manufacturing operations;

•        difficulty in staffing and managing foreign operations;

•        difficulties attracting customers in new jurisdictions;

•        changes in diplomatic and trade relationships, including political risk and customer perceptions based on such changes and risks, political instability, natural disasters, pandemics, war (including the ongoing Russo-Ukraine War and Israel-Palestine conflict) or events of terrorism;

•        the strength of international economies;

•        fluctuations in foreign currency exchange rates and interest rates

•        foreign labor laws, regulations and restrictions;

•        capital controls or capital restrictions; and

•        United States and foreign government trade restrictions, import and export controls, tariffs and price or exchange controls.

Our success depends, in part, on our ability to anticipate these risks and manage these difficulties. If we fail to successfully address these risks, our business, prospects, results of operations and financial condition could be materially harmed.

Our products must comply with the EU’s CE marking requirements, which certify that our products meet the EU’s safety, health, environmental, and applicable performance standards. Achieving and maintaining CE compliance involves comprehensive assessment, testing, documentation, and in some cases, certification processes to ensure that our products conform to applicable EU directives and standards. There is a risk that our products may not meet these regulatory requirements, or we may face challenges in obtaining, maintaining, or updating the necessary CE certifications. Our products remain subject to potential market surveillance checks by EU member state authorities even after obtaining CE marking.

Non-compliance with CE marking requirements could lead to legal penalties, fines, product recalls, or restrictions on our ability to distribute our products in the EU market. Additionally, any delays in obtaining CE compliance for new products, such as the next generation of our TransCar AGVs, could hinder our market entry and reduce potential sales opportunities. Failure to achieve or maintain CE compliance, or to adapt to evolving regulatory landscapes in the EU, could materially and adversely impact our business, financial condition, and results of operations in the European market.

From time to time, we may become involved in legal proceedings, which could have a material adverse effect on our business, operating results, or financial condition.

We may, from time to time in the future, become subject to legal proceedings, claims, litigation and government investigations or inquiries, which could be expensive, lengthy, and disruptive to normal business operations. In addition, the outcome of any legal proceedings, claims, litigation, investigations or inquiries may be difficult to predict and could have a material adverse effect on our business, operating results, or financial condition.

We are exposed to foreign exchange risk arising from various currency exposures. Fluctuations in foreign currency exchange rates will affect our financial results.

The substantial majority of our operations are in Singapore, while our overseas sales and procurement are incurred in multiple jurisdictions, including Southeast Asia countries, Europe, countries in the GCC, United Kingdom, United States, and Australia, which exposes us to the effects of fluctuations in currency exchange rates. Fluctuations in foreign currency exchange rates will affect our financial results. The exchange rates between various currencies that we use in recent years has fluctuated significantly and may continue to do so in the future. Fluctuations in the exchange rates between these currencies could result in expenses being higher and revenue being lower than would be the case if exchange rates were stable.

Our entities operate using their respective functional currencies. For our Singapore entities, the functional currency is the Singapore dollar (SGD), while for our Germany entity, it is the euro (EUR). We do not hedge our currency exposure. Consequently, when our sales, procurement, and operating costs are denominated in different currencies, or when there are timing differences between invoicing and payments from customers or to suppliers, we may be exposed to foreign currency exchange gains or losses arising from transactions conducted in currencies other than our functional currencies.

The imposition of barriers to trade, escalation of trade disputes, and changes to trade policy, tariffs, and import/export regulations may have a material adverse effect on our business, financial condition, and results of operations.

We market our products and services globally. We believe there has been a global escalation of barriers and restriction to trade in recent years. Any imposition of new tariffs or other trade barriers, or the escalation of any trade dispute, may adversely affect the global economy, stability of global financial markets, and the businesses of our customers, which, in turn, would also adversely affect demand for our services and products. A downturn in the global economy or the economies of countries in which we or our customers operate as a result of any trade dispute could adversely affect our business, financial condition and results of operations. In addition, current government actions undertaken by various governments to stimulate their respective economies and future government action, including interest rate decreases, changes in monetary policy or intervention in the exchange markets and other government action to adjust the value of the local currency, may trigger inflation. The occurrence of such fluctuations, devaluations or other currency risks could have a material adverse effect on ours and our customer’s business, financial condition and results of operations.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and noncompliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation.

We have international operation. As part of our growth strategy, we are planning to substantially expand our operations in the United States, including establishing subsidiaries, joint-venture and alliance in the United States. We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which we conduct activities, including the U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-corruption laws and regulations. Those laws generally prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. A violation of these laws or regulations could adversely affect our business, results of operations, financial condition and reputation.

We have direct or indirect interactions with officials and employees of government agencies and state-owned affiliated entities in the ordinary course of business. We have also entered into business partnerships with government agencies and state-owned or affiliated entities. These interactions subject us to an increased level of compliance-related concerns. We will adopt and implement policies and procedures designed to ensure compliance by us and our directors, officers, employees, representatives, consultants, agents and business partners with applicable anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations. However, our policies and procedures may not be sufficient and our directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible.

Non-compliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition and reputation. In addition, changes in economic sanctions laws in the future could adversely impact our business and investments in our shares.

Failure of our internal controls over financial reporting could harm our business and financial results.

Upon completion of the offering, we will be a public company subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we will be required to make certain financial statements and financial results available to the public.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with accounting principles under International Financial Reporting Standards (IFRS). Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of our assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Our growth and entry into new technologies and markets will place significant additional pressure on our system of internal control over financial reporting. Any failure to maintain an effective system of internal control over financial reporting could limit our ability to report our financial results accurately and timely or to detect and prevent fraud.

Environmental laws and regulations and unforeseen costs could negatively impact our future earnings.

The manufacture and sale of our products and services subjects us to environmental and other regulations in multiple jurisdictions. We face increasing complexity in our product design as we adjust to new and upcoming requirements relating to our products, including the restrictions on the use, storage, handling, discharge and disposal of chemicals used or generated in, or emitted by, our production processes, on the factories we contract with and on the materials contained in semiconductor products and certain other substances in electronics that will apply to electronics products put on the market. Semiconductor packages have historically utilized metallic alloys containing lead (Pb) within the interconnect terminals typically referred to as leads, pins or balls, and the European Union’s Restriction of Hazardous Substances in Electrical and Electronic Equipment directive and similar laws in other jurisdictions, including China, impose strict restrictions on the placement into the market of electrical and electronic equipment containing lead and certain other hazardous substances. Similar laws and regulations have been or may be enacted in other regions, including in the United States, Canada, and Japan. There is no assurance that such existing laws or future laws will not impair future earnings or results of operations. We may become liable under these and other environmental, health and safety laws and regulations, including for the cost of compliance and cleanup of any disposal or release of hazardous materials arising out of our former or current operations, or otherwise as a result of the emission of greenhouse gasses or other chemicals, the existence of hazardous materials on our properties or the existence of hazardous substances in the products for which we perform our services. We could also be held liable for damages, including fines, penalties and the cost of investigations and remedial actions, we could be subject to revocation of permits, which may materially and adversely affect our ability to maintain or expand our operations. Additionally, if we are unable to align our environmental, health and safety practices with shifting customer preferences, we could suffer reputational harm, which could have a material and adverse effect on our business, results of operations, liquidity and cash flows.

There has also been an increase in public attention and industry and customer focus on the materials contained in semiconductor products, the environmental impact of semiconductor operations and the risk of chemical releases from such operations, climate change, sustainability and related environmental concerns. This increased focus on sustainability and the environmental impact of semiconductor operations and products has caused industry groups and customers to impose additional requirements on us and our suppliers, sometimes exceeding regulatory standards. These industry and customer requirements include increased tracking and reporting of greenhouse gas emissions, reductions in waste and wastewater from operations, additional reporting on the materials and components used in the products for which we perform our services, and the use of renewable energy sources in our operations. To comply with these additional requirements, we may need to procure additional equipment or make process changes and our operating costs may increase.

Risks Related to Intellectual Property

Our success depends in part on our ability to obtain and maintain protection for the intellectual property relating to or incorporated into our products. If we are unable to protect our intellectual property, the value of our brand and other intangible assets may be diminished and our business may be adversely affected.

Our success depends, in large part, on our ability to protect our intellectual property, know-how and other proprietary rights. We rely primarily on patents, trademarks, copyrights, trade secrets other contractual provisions, to protect our intellectual property and other proprietary rights. However, a portion of our technology and know-how is not patented, and we may be unable or may not seek to obtain patent protection for this technology. As of the date of prospectus, we have 1 patent, 2 trademarks and 5 design registrations registered with the Registrar of Patents, Registrar of Trademarks, and Registrar of Designs respectively in Singapore and 1 pending patent application and 1 pending trademark application in Singapore. In the United States, we have 1 patent registered with the United States Patent and Trademark Office. The existing US and Singapore legal standards relating to the validity, enforceability and scope of protection of intellectual property rights offer only limited protection, may not provide us with any competitive advantages, and may be challenged by third parties.

The laws of countries other than Singapore and the United States may be even less protective of intellectual property rights. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property or otherwise gaining access to our technology. Unauthorized third parties may try to copy or reverse engineer our products or portions of our products or otherwise obtain and use our intellectual property. Moreover, many of our employees have access to our trade secrets and other intellectual property. If one or more of these employees leave to work for one of our competitors, then they may disseminate this proprietary information, which may as a result damage our competitive position. In addition, we seek to protect our trade secrets, know-how, and confidential information that is not patentable by entering into confidentiality agreements with our distributors, consultants, joint venture partners, business partners and other third parties. However, we may fail to enter into the necessary agreements, and even if these agreements are entered into, they may be breached or otherwise fail to prevent disclosure, third-party infringement or misappropriation of our proprietary information, or they may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. Enforcing a claim that a third party illegally obtained or is using our trade secrets without authorization may be expensive and time consuming, and the outcome is unpredictable. If we fail to protect our intellectual property and other proprietary rights, then our business, results of operations or financial condition could be materially harmed. From time to time, we may have to initiate lawsuits to protect our intellectual property and other proprietary rights. Pursuing these claims is time consuming and expensive and could adversely impact our results of operations.

In addition, affirmatively defending our intellectual property rights and investigating whether we are pursuing a product or service development that may violate the rights of others may entail significant expense. Any of our intellectual property rights may be challenged by others or invalidated through administrative processes or litigation. If we resort to legal proceedings to enforce our intellectual property rights or to determine the validity and scope of the intellectual property or other proprietary rights of others, then the proceedings could result in significant expense to us and divert the attention and efforts of our management and technical employees, even if we prevail.

We may not be able to protect our intellectual property rights in all countries.

Filing, prosecuting, maintaining and defending patents and trademarks on each of our products and intellectual property in all countries throughout the world would be prohibitively expensive and time consuming, and thus our intellectual property rights outside Singapore and the United States are limited. In addition, the laws of some foreign countries, especially developing countries, such as China, do not protect intellectual property rights to the same extent as the laws in Singapore and the United States. Also, it may not be possible to effectively enforce intellectual property rights in some countries at all or to the same extent as in Singapore, the United States and other countries. Consequently, we are unable to prevent third parties from using our inventions in all countries, or from selling or importing products made using our inventions in the jurisdictions in which we do not have (or are unable to effectively enforce) patent protection. Competitors may use our technologies in jurisdictions where they have not obtained patent protection to develop, market or otherwise commercialize their own products, and we may be unable to prevent those competitors from importing those infringing products into territories where we have patent protection, but enforcement may not be as strong as in the United States. These products may compete with our products and our patents and other intellectual property rights may not be effective or sufficient to prevent them from competing in those jurisdictions. Moreover, strategic partners, competitors or others may raise legal challenges against our intellectual property rights or may infringe upon our intellectual property rights, including through means that may be difficult to detect or prevent.

Proceedings to enforce our intellectual property rights in Singapore, United States, or other foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert patent infringement or other claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights in the United States and around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license from third parties.

We may be subject to intellectual property claims in the future, which are costly to defend, could result in significant damage awards, and could limit our ability to use certain technologies in the future.

Companies operating in the robotics industry may face difficulty enforcing their patent and other intellectual property rights and may become subject to a substantial amount of litigation over these rights. The large number of patents, the rapid rate of new patent issuances and the complexities of the technology involved increase the risk of patent litigation. In addition, the distributors which we license our software and technology used in our products could become subject to similar infringement claims.

Any intellectual property claims, with or without merit, could be time-consuming and expensive, and could divert our management’s attention away from the execution of our business plan. Moreover, any settlement or adverse judgment resulting from the claim could require us to pay substantial amounts or obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology. We might not be able to obtain a license from the third party asserting the claim on commercially reasonable terms, if at all, to develop alternative technology on a timely basis, if at all, or to obtain a license to use a suitable alternative technology to permit us to continue offering, and our customers to continue using, our affected product. In addition, we may be required to indemnify our distribution partners for third-party intellectual property infringement claims, which would increase the cost to us of an adverse ruling in such a claim. An adverse determination could also prevent us from offering our products to others. Infringement claims asserted against us or our distributors may have a material adverse effect on our business, results of operations or financial condition.

We use other parties’ software and other intellectual property in our proprietary software, including “open source” software. Any inability to continuously use such software or other intellectual property in the future could have a material adverse impact on our business, financial condition, results of operations and prospects.

We use open source software in our products and anticipate using open source software in the future. Some open source software licenses require those who distribute open source software as part of their own software product to publicly disclose all or part of the source code to such software product or to make available any derivative works of the open source code on unfavorable terms or at no cost, and we may be subject to such terms. Any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract could harm our business and could help third parties, including our competitors, develop products and services that are similar to or better than ours. While we monitor our use of open source software and try to ensure that none is used in a manner that would require it to disclose its proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, or could be claimed to have occurred. Additionally, we could face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that it developed using such software, which could include its proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until it can re-engineer them to avoid infringement, which may be a costly and time-consuming process, and we may not be able to complete the re-engineering process successfully.

Additionally, the use of certain open source software can lead to greater risks than use of other parties’ commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. There is typically no support available for open source software, and we cannot ensure that the authors of such open source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of open source software, such as the lack of warranties or assurances of title or performance, cannot be eliminated, and could, if not properly addressed, negatively affect our business. Any of these risks could be difficult to eliminate or manage and, if not addressed, could have a material and adverse effect on our business, financial condition and results of operations.

Risks Related to our Offering and Ownership of Our Class A Ordinary Shares

The dual class structure of our Class A Ordinary Shares and Class B Ordinary Shares has the effect of concentrating voting control with our chief executive officer, directors and their affiliates.

As of the date of this prospectus, our authorized share capital of $49,999.9999 is divided into 499,999,999 Class A Ordinary Shares with a par value of $0.0001 per share and 1 Class B Ordinary Share with a par value of $0.0001 per share, of which 98,924,489 Class A Ordinary Shares and 1 Class B Ordinary Share are outstanding. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all matters submitted to a vote by the shareholders. At a general meeting, each Class A Ordinary Share has one (1) vote and the Class B Ordinary Share entitles the holder thereof to that number of votes equal to sixty (60) percent of the total number of Class A Ordinary Shares and Class B Ordinary Shares outstanding as at the record date for determining those shareholders that are entitled to vote at the general meeting.

The sole issued and outstanding Class B Ordinary Share is beneficially owned by our chairman, director and chief executive officer, Mr. Ling Ting Ming, and represents 60% of the aggregate voting power of our outstanding Ordinary Shares as of the date of this prospectus. Because of the voting ratio between our Class B Ordinary Shares and Class A Ordinary Shares, after the completion of the offering, the holder of our Class B Ordinary Share will collectively continue to control a majority of the combined voting power of our Ordinary Shares and therefore be able to control all matters submitted to our shareholders for approval by way of ordinary resolution even though the Class B Ordinary Share represents a minority by number of all outstanding Ordinary Shares. This concentrated control will limit the ability of holders of Class A Ordinary Shares to influence corporate matters for the foreseeable future.

The holder of our sole issued and outstanding Class B Ordinary Share may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. Furthermore, this concentrated control may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our shareholders of an opportunity to receive a premium for their Class A Ordinary Shares as part of a sales of our company and might ultimately affect the market price of our Class A Ordinary Shares.

In particular, Mr. Ling has voting rights with respect to an aggregate of [#] Class A Ordinary Shares and 1 Class B Ordinary Shares, representing [#]% of the voting power of the outstanding Ordinary Shares of Otsaw Limited as of the date hereof. As a result, Mr. Ling has the ability to control the outcome of matters submitted to our shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. In addition, Mr. Ling has the ability to control the management and affairs of Otsaw Limited as a result of his position as our chief executive officer and his ability to control the election of our directors.

As a board member and officer, Mr. Ling owes a fiduciary duty to Otsaw Limited and must act in good faith in a manner he reasonably believes to be in the best interests of Otsaw Limited. As a beneficial shareholder, even a controlling beneficial shareholder, Mr. Ling is entitled to vote his shares, and shares over which he has voting control as a result of voting agreements, in his own interests, which may not always be in the interests of our shareholders generally.

As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt Otsaw Limited from certain corporate governance requirements that could have an adverse effect on our public shareholders.

As of the date of this prospectus, our chairman, director, chief executive officer and controlling shareholder, Mr. Ling Ting Ming, indirectly owns more than 50% of the voting power of our outstanding Class A Ordinary Shares and Class B Ordinary Shares. Immediately after completion of the offering, he will own approximately [•]% of our total issued and outstanding Class A Ordinary Shares and [•]% of our total issued and outstanding Class B Ordinary Shares, representing approximately [•]% of the total voting power of our shares, assuming that the underwriters do not exercise their over-allotment option, which is more than 50% of the total voting power of our shares. Therefore, we are, and will continue to be, a “controlled company” within the meaning of the Nasdaq Stock Market Rules. Under the Rule 4350I of the Nasdaq Capital Market, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Nasdaq Capital Market Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we currently do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq Capital Market corporate governance requirements. Our status as a controlled company could cause our Class A Ordinary Share to look less attractive to certain investors or otherwise harm our trading price.

The dual-class structure of our Ordinary Shares may adversely affect the trading market for the Class A Ordinary Shares

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our Ordinary Shares may prevent the inclusion of the Class A Ordinary Shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A Ordinary Shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the Class A Ordinary Shares.

Our Class A Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Assuming our Class A Ordinary Shares begin trading on the Nasdaq Capital Market, our Class A Ordinary Shares may be “thinly-traded,” meaning that the number of persons interested in purchasing our Class A Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume. Even if we come to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our Class A Ordinary Shares may not develop or be sustained.

There has been no public market for our Class A Ordinary Shares prior to this offering, and you may not be able to resell our Class A Ordinary Shares at or above the price you paid, or at all.

Prior to this offering, there has been no public market for our Class A Ordinary Shares. Although we have applied to have our Class A Ordinary Shares listed on the Nasdaq Capital Market, we cannot assure you that a liquid public market for our Class A Ordinary Shares will develop. If an active public market for our Class A Ordinary Shares does not develop following the completion of this offering, the market price of our Class A Ordinary Shares may decline and the liquidity of our Class A Ordinary Shares may decrease significantly. An inactive trading market may also impair our ability to raise capital by selling our Class A Ordinary Shares and entering into strategic partnerships or acquiring other complementary products, technologies, software or businesses by using our Class A Ordinary Shares as consideration. In addition, if we fail to satisfy exchange listing standards, we could be delisted, which would have a negative effect on the price of our securities.

The initial public offering price for our Class A Ordinary Shares will be determined by negotiation between us and the Underwriters and may vary from the market price of our Class A Ordinary Shares following our initial public offering. The price at which the Class A Ordinary Shares are traded after this offering might decline below the initial public offering price. If you purchase our Class A Ordinary Shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price, if at all. We cannot assure you that the initial public offering price of our Class A Ordinary Shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. As a result, investors in our Class A Ordinary Shares may experience a significant decrease in the value of their Class A Ordinary Shares due to insufficient or a lack of market liquidity of our Class A Ordinary Shares.

If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq Capital Market, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We have applied to have our securities approved for listing on the Nasdaq Capital Market upon consummation of this offering. We might not be able to meet those initial listing requirements at that time. Even if our securities are listed on the Nasdaq Capital Market, we cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market.

In addition, following this offering, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of Nasdaq Capital Market, including those regarding minimum shareholders’ equity, minimum share price and certain corporate governance requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:

•        a limited availability for market quotations for our securities;

•        reduced liquidity with respect to our securities;

•        a determination that our Class A Ordinary Share is a “penny stock,” which will require brokers trading in our Class A Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Share;

•        limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and insiders will hold a large portion of the company’s listed securities

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by the PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Our public offering will be relatively small and the insiders of our Group will hold a large portion of the company’s listed securities. Nasdaq might apply the additional and more stringent criteria for our initial and continued listing, which might cause delay or even denial of our listing application.

The trading price of our Class A Ordinary Shares may be volatile, which could result in substantial losses to you.

The trading price of our Class A Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in Singapore that have listed their securities in the United States. In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our Class A Ordinary Shares, regardless of our actual operating performance. These fluctuations may be even more pronounced in the eventual trading market for our Class A Ordinary Shares.

In addition, the market price of our Class A Ordinary Shares is likely to be highly volatile and may fluctuate substantially due to many factors, including:

•        the volume and timing of sales of our products;

•        actual or anticipated fluctuations in our results of operations and changes or revisions of our expected results;

•        the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•        disputes or other developments with respect to our or others’ intellectual property rights;

•        the realization of any of the other risk factors presented in this prospectus;

•        changes in investors’ perception of us and the investment environment generally;

•        release or expiry of lock-up or other transfer restrictions on our outstanding Ordinary Shares;

•        sales or perceived potential sales of additional Ordinary Shares;

•        our ability to develop, obtain regulatory clearance or approval for, and market new and enhanced robotic products on a timely basis;

•        lawsuits threatened or filed against us, potential product liabilities claim, and regulatory investigations;

•        quarterly variations in our results of operations or those of others in our industry;

•        media exposure of our products or of those of others in our industry;

•        changes in governmental regulations;

•        changes in earnings estimates or recommendations by securities analysts; and

•        additions to or departures of our senior management;

•        detrimental negative publicity about us, our services, our officers, directors, Controlling Shareholder, other beneficial owners, our business partners, or our industry;

•        announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•        price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•        actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;

•        political, social and economic conditions in Singapore and Asia;

•        general market conditions and other developments affecting us or the robotics industry in which we operate, and factors unrelated to our operating performance or the operating performance of our competitors; and

•        other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

Any of these factors may result in large and sudden changes in the volume and price at which our Class A Ordinary Shares will be traded. In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Share prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Certain recent initial public offerings of companies with public floats comparable to the anticipated public float of our Company have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional shares of Class A Ordinary Shares or other of our securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

Exercise of options granted under the Equity Incentive Plan or issue of awarded shares under the Equity Incentive Plan may result in dilution to our Shareholders.

Prior to the closing of this offering, we intend to adopt the Equity Incentive Plan. We do not plan to grant any options under the Equity Incentive Plan prior to the completion of this offering. Following the issuance of new Ordinary Shares upon exercise of any options that may be granted under the Equity Incentive Plan, there will be an increase in the number of issued Class A Ordinary Shares. As such, there may be a dilution or reduction of shareholding of existing Class A Ordinary Share shareholders which results in a dilution or reduction of our earnings per Class A Ordinary Share and net asset value per Class A Ordinary Share. In addition, the fair value of options to be granted to eligible participants under the Equity Incentive Plan will be charged to our consolidated statements of profit or loss and other comprehensive income over the vesting periods of the options. Fair value of the options shall be determined on the date of granting of the options. Accordingly, our financial results and profitability may be materially and adversely affected.

If securities or industry analysts do not publish or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our Class A Ordinary Shares, the market price for our Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our Class A Ordinary Shares or publish inaccurate or unfavorable research about our business, the market price for our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Class A Ordinary Shares to decline.

Short selling may drive down the market price of our Class A Ordinary Shares.

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

We have broad discretion in the use of the net proceeds from our public offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our public offering. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our public offering in a manner that does not produce income or that loses value.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A Ordinary Shares for a return on your investment.

As of the date of this prospectus, we intend to retain all of our available funds and any future earnings after the offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our shares as a source for any future dividend income. Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under the Cayman Islands law, namely that the Company may only pay dividends out of profits or share premium, and provided that under no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. We cannot assure you that our Class A Ordinary Shares will appreciate in value after this offering or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares.

Shares eligible for future sale may adversely affect the market price of our Class A Ordinary Shares, as the future sale of a substantial amount of outstanding Class A Ordinary Shares in the public marketplace could reduce the price of our Class A Ordinary Shares.

Sales of substantial amounts of our Class A Ordinary Shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our shares and could materially impair our ability to raise capital through equity offerings in the future. [•] Class A Ordinary Shares will be outstanding immediately after this offering, if the firm commitment is completed. All of the shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act. The remaining shares will be “restricted securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act. In the future, we may also issue additional securities if we need to raise capital, which could constitute a material portion of our then-outstanding Class A Ordinary Shares.

You will experience immediate and substantial dilution.

The public offering price of our shares is substantially higher than the pro forma net tangible book value per share of our Class A Ordinary Shares. Assuming the completion of the firm commitment offering, if you purchase Class A Ordinary Shares in this offering, you will incur immediate dilution of approximately $[•] or approximately [•]% in the pro forma net tangible book value per share from the price per share that you pay for the Class A Ordinary Shares. Accordingly, if you purchase Class A Ordinary Shares in this offering, you will incur immediate and substantial dilution of your investment.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company.

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and the rules subsequently implemented by the SEC and the Nasdaq Capital Market detailed requirements concerning corporate governance practices of public companies. As a company with less than US$1.07 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2012 relating to internal controls over financial reporting.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costlier. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other time and attention to our public company reporting obligations and other compliance matters. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs. We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized U.S. public companies. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our Class A Ordinary Shares could decline.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain Cayman Islands practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

As a foreign private issuer that has applied to list our Class A Ordinary Shares on Nasdaq, we rely on a provision in the Nasdaq corporate governance listing standards that allows us to follow Cayman Islands law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the Nasdaq.

For example, we are exempt from Nasdaq regulations that require a listed U.S. company to:

•        have a majority of the board of directors consist of independent directors;

•        require non-management directors to meet on a regular basis without management present;

•        have an independent compensation committee;

•        have an independent nominating and corporate governance committee; and

•        seek shareholder approval for the implementation of certain equity compensation plans and dilutive issuances of Ordinary Shares, such as transactions, other than a public offering, involving the sale of 20% or more of our Class A Ordinary Shares for less than the greater of book or market value of the shares.

As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. Our audit committee is required to comply with the provisions of Rule 10A-3 of the Exchange Act, which is applicable to U.S. companies listed on the Nasdaq. Therefore, we intend to have a fully independent audit committee upon effectiveness of the registration statement of which this prospectus is a part, in accordance with Rule 10A-3 of the Exchange Act. However, because we are a foreign private issuer, our audit committee is not subject to additional Nasdaq corporate governance requirements applicable to listed U.S. companies, including the requirements to have a minimum of three members and to affirmatively determine that all members are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer.

Since Otsaw Limited is a Cayman Islands exempted company, the rights of our shareholders may be more limited than those of shareholders of a company organized in the United States.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Under the laws of some jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith, and actions by controlling shareholders which are obviously unreasonable may be declared null and void. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies, such as Otsaw Limited, have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders of Otsaw Limited may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would have as public shareholders of a public U.S. company.

Certain judgments obtained against us by our shareholders may not be enforceable. You may also face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law, and we conduct substantially all of our operations and all of our directors and executive officers reside outside of the United States.

Otsaw Limited is a Cayman Islands exempted company and substantially all of our current operations are conducted by our subsidiaries outside of the United States. All of our directors and executive officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and Singapore may render you unable to enforce a judgment against us, our assets, our directors and executive officers or the assets of our directors and executive officers. As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Cayman Islands economic substance requirements may have an effect on our business and operations.

Pursuant to the International Tax Cooperation (Economic Substance) Act (As Revised) of the Cayman Islands, or the “ES Act”, that came into force on January 1, 2019, a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is our Company. Based on the current interpretation of the ES Act, we believe that our Company is a pure equity holding company since it only holds equity participation in other entities and only earns dividends and capital gains. Accordingly, for so long as our Company is a “pure equity holding company”, it is only subject to the minimum substance requirements, which require us to (i) comply with all applicable filing requirements under the Companies Act; and (ii) have adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not become subject to more requirements under the ES Act. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on our business and operations.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•        being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•        not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting of Section 404(b) of the Sarbanes-Oxley Act;

•        not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•        reduced disclosure obligations regarding executive compensation; and

•        exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have only provided two years of audited financial statements and have not included all the executive compensation related information that would be required if we were not an emerging growth company.

We cannot predict whether investors will find our Class A Ordinary Shares less attractive if we rely on these exemptions. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our share price may be more volatile.

We will remain an emerging growth company until the earliest of (i) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. (ii) the end of the fiscal year during which we have total annual gross revenues of US$1.07 billion or more, (iii) the date on which we have, during the preceding three-year period, issued more than US$1 billion in non-convertible debt, or (iv) the last day of our fiscal year following the fifth anniversary of the completion of this offering.

Otsaw Limited is a “foreign private issuer” within the meaning of the rules under the Exchange Act. Our disclosure obligations differ from those of U.S. domestic reporting companies and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers. As a result, you will have less protection than you would have if we were a domestic issuer.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed compensation of directors and executive officers. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime. As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

Nasdaq Listing Rules requires listed companies to have, among other things, a majority of its board members be independent.

As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of Otsaw Limited, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of Otsaw Limited may decrease as a result. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. The Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote prior to issuance (or potential issuance) of securities (i) equalling 20% or more of the Company’s Class A Ordinary Shares or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. We intend to comply with the requirements of Nasdaq Listing Rules to have a board with a majority of independent directors, to appoint a nominating and corporate governance committee, and in determining whether shareholder approval is required on such matters. However, we may consider following home country practice in lieu of the requirements under Nasdaq Listing Rules with respect to certain corporate governance standards which may afford less protection to investors.

We may become a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Ordinary Shares to significant adverse United States income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Based upon our current and expected income and assets, including goodwill and (taking into account the expected proceeds from this offering) the value of the assets held by our strategic investment business, the expected proceeds from this offering as well as projections as to the market price of our Class A Ordinary Shares immediately following the completion of this offering, we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be a PFIC, because the value of our assets, for purposes of the asset test, may be determined by reference to the market price of our Class A Ordinary Shares, fluctuations in the market price of our Class A Ordinary Shares may cause us to become a PFIC classification for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition and classification of our income, including the relative amounts of income generated by and the value of assets of our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the U.S. Internal Revenue Service, or IRS, may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our Ordinary Shares and on the receipt of distributions on our Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Ordinary Shares.

It is not certain if we will be classified as a Singapore tax resident.

Under the Income Tax Act 1947 of Singapore (“SITA”), a company is resident in Singapore if the control and management of its business is exercised in Singapore. The term “control and management” has been interpreted to mean the making of high-level strategic and important policy decisions in relation to the business of a company. Accordingly, the place of incorporation of a company is not necessarily indicative of the tax residency of a company. Generally, where majority of the company’s Board of Directors meetings where strategic decisions are made is held in Singapore with some degree of regularity, the company should be regarded as a tax resident in Singapore. However, holding Board of Directors meetings in Singapore may not ipso facto be sufficient and the Inland Revenue Authority of Singapore (“IRAS”) may, in certain cases, require more facts to be provided.

The tax residence status of the Company is therefore subject to determination by the IRAS, and uncertainties remain with respect to the interpretation of the term “control and management” for the purposes of the Singapore Income Tax Act. See “Material Income Tax Consideration — Material Singapore Tax Considerations” which provides, amongst others, a general summary of the Singapore income tax considerations relevant to a Singapore tax resident and non-resident corporate taxpayer.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. Specifically, forward-looking statements may include statements relating to:

•        our ability to sell or lease our products to new and existing customers;

•        our plans to expand our product availability, distributor network and regional centers globally;

•        the limited number of deployments of some of our product, and the risk of limited market acceptance of our products;

•        availabilities and costs of the key components and materials;

•        our ability to manage and overcome supply chain challenges, including increases in the cost of an interruption in the supply or shortage of key component and materials;

•        competition from existing or future businesses and technologies;

•        Unpredictable events, such as the COVID-19 outbreak, and associated business disruptions could seriously harm our future revenues and financial condition, delay our operations, increase our costs and expenses, and impact our ability to raise capital;

•        our ability to manage our research, development, expansion, growth and operating expense;

•        our ability to obtain sufficient capital to sustain and grow our business;

•        our ability to maintain, protect and enhance our intellectual property;

•        our ability to comply with modified or new laws and regulations applicable to our business;

•        our ability to manage and maintain customers, suppliers, distributors, and business partners relationship;

•        the expected composition of the management team and board of directors;

•        our ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel, including engineers, design and production personnel and service technicians;

•        our ability to introduce new products that meet our customers’ requirements;

•        our projected financial and operating information;

•        our future financial performance;

•        changes in the market, demand, customers preferences for our products and services;

•        public perception of our products, and whether customers and their employees will adopt the product offered by us;

•        expansion plans and opportunities;

•        future capital requirements and sources and uses of cash;

•        the outcome of any known and unknown litigation and regulatory proceedings;

•        overall strength and stability of domestic and international economies;

•        regulatory, legislative and political changes;

•        our ability to maintain and protect our brand; and

•        other statements preceded by, followed by or that include the words “may,” “can,” “could,” “would,” “should,” “will,” “estimate,” “plan,” “envision,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “target” or similar expressions.

These forward-looking statements are based on information available as of the date of this prospectus and our management’s current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and, in any event, you should not place undue reliance on these forward-looking statements. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements. We do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the section of this prospectus entitled “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Our Risk Factors are not guarantees that no such conditions exist as of the date of this prospectus and should not be interpreted as an affirmative statement that such risks or conditions have not materialized, in whole or in part. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

USE OF PROCEEDS

Assuming we receive gross proceeds of US$[•] in this offering and assuming that the Underwriters do not exercise its over-allotment option, after deducting the underwriting discount and estimated offering expenses payable by us, we expect to receive net proceeds of approximately US$[•] from this offering.

We intend to use the net proceeds of this offering as follows.

Description of Use	Estimated Amount of Net Proceeds		% Allocation of Net Proceeds
Acquisition, Strategic Alliance, and Joint Ventures	US$	[•]	[20]
Expansion of Production Capacity and Inventory in relation to TransCar 5.0 and Camello+	US$	[•]	[40]
Market Expansion in the United States, United Kingdom, Europe, Asia and Australia	US$	[•]	[10]
Research and Development in relation to TransCar 5.0 and Camello+	US$	[•]	[10]
Working capital	US$	[•]	[20]
Total	US$	[•]	100

If the Underwriters exercise its over-allotment option in full, after deducting the underwriting discount and estimated offering expenses payable by us, we expect to receive an additional net proceeds of approximately $[    ]. We will use the additional proceeds for working capital purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have some flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this offering are not imminently used for the above purposes, we intend to invest in short-term, interest-bearing bank deposits or debt instruments.

We are exploring collaborations with regional distributors and technology partners and are in the process of identifying targets for acquisition, strategic alliances and joint ventures. We do not have any specific plans or targets as of the date of this prospectus.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our Class A Ordinary Shares. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the board of directors may deem relevant.

In the event we decide to pay dividends in the future, subject to the Companies Act (As Revised) of the Cayman Islands, our board of directors may from time to time declare dividends in any currency to be paid on our Class A Ordinary Shares, and our shareholders may by ordinary resolution declare a dividend, but no dividend shall be declared in excess of the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profits (including retained earnings) or share premium, provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of its business.

Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. We are a holding company and depend on the receipt of dividends and other distributions from our subsidiaries to pay dividends on our Class A Ordinary Shares. There are no foreign exchange controls or foreign exchange regulations under current applicable laws of the various places of incorporation of our subsidiaries that would affect the payment or remittance of dividends.

CAPITALIZATION

The following table sets forth our capitalization as of April 30, 2024 on a pro forma as adjusted basis giving effect to the completion of the firm commitment offering at an assumed public offering price of $[•] per share and to reflect the application of the proceeds after deducting the estimated placement fees. You should read this table in conjunction with our financial statements and related notes appearing elsewhere in this prospectus and “Use of Proceeds” and “Description of Share Capital”.

Offering ([•] Class A Ordinary Shares)

U.S. Dollars

	As of April 30, 2024
	Actual	Pro Forma as Adjusted(1)
Shareholders’ Equity
Ordinary shares, $[•] par value, [•] shares authorized, [•] shares issued and outstanding	9,862		[•]
Additional paid-in capital	25,985,207		[•]
Stock option reserve	22,619		[•]
Currency translation reserve	(12,568)		[•]
Capital reserve	(9,462,751)		[•]
Accumulated Losses	(21,868,746)		[•]
Non-controlling interests	(323,352)		[•]
Total shareholders’ equity	(5,649,729)		[•]
Total Capitalization	[•]		[•]
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$6,182,851	$	[•]

____________

(1)      Reflects the sale of Class A Ordinary Shares in this offering (excluding any Class A Ordinary Shares that may be sold as a result of the underwriters exercising their over-allotment option) at an assumed initial public offering price of $[•] per share, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts, estimated offering expenses payable by us and advisory fees. We estimate that such net proceeds will be approximately $[•].

DILUTION

If you invest in our Class A Ordinary Shares, your interest will be diluted to the extent of the difference between the initial public offering price per Class A Ordinary Shares and the pro forma as adjusted net tangible book value per Class A Ordinary Share after the offering. Dilution results from the fact that the per ordinary share offering price is substantially in excess of the book value per Class A Ordinary Share attributable to the existing shareholders for our presently outstanding Class A Ordinary Shares. Our net tangible book value attributable to shareholders on April 30, 2024 was $[•] or approximately $[•] per Class A Ordinary Share. Net tangible book value per Class A Ordinary Share as of April 30, 2024 represents the amount of total assets less intangible assets and total liabilities, divided by the number of Class A Ordinary Shares outstanding.

After giving effect to the sale of [•] Class A Ordinary Shares in this offering at the assumed initial public offering price of $[•] per Class A Ordinary Share and after deducting the underwriting discounts and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value on April 30, 2024 would have been $[•], or $[•] per Class A Ordinary Share. This represents an immediate increase in pro forma as adjusted net tangible book value of $[•] per Class A Ordinary Share to existing investors and immediate dilution of $[•] per Class A Ordinary Share to new investors. The following table illustrates this dilution to new investors purchasing Class A Ordinary Shares in this offering:

The following table sets forth the estimated net tangible book value per ordinary share after the offering and the dilution to persons purchasing Class A Ordinary Shares based on the foregoing firm commitment offering assumptions.

	Offering Without Over-Allotment		Offering With Over-Allotment
Assumed offering price per Class A Ordinary Share	$	[•]	$	[•]
Net tangible book value per Class A Ordinary Share as of April 30, 2024	$	[•]	$	[•]
Increase in pro forma as adjusted net tangible book value per Class A Ordinary Share attributable to new investors purchasing Class A Ordinary Share in this offering	$	[•]	$	[•]
Pro forma as adjusted net tangible book value per Class A Ordinary Share after this offering	$	[•]	$	[•]
Dilution per Class A Ordinary Share to new investors in this offering	$	[•]	$	[•]

Each $1.00 increase (decrease) in the assumed initial public offering price of $[•] per Class A Ordinary Share would increase (decrease) our pro forma as adjusted net tangible book value as of April 30, 2024 after this offering by approximately $[•] per Class A Ordinary Share, and would increase (decrease) dilution to new investors by $[•] per ordinary share, assuming that the number of Class A Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

If the Underwriters exercise the over-allotment option in full, the pro forma as adjusted net tangible book value per Class A Ordinary Share after the offering would be $[•], the increase in net tangible book value per Class A Ordinary Share to existing shareholders would be $[•], and the immediate dilution in net tangible book value per Class A Ordinary Share to new investors in this offering would be $[•].

The following table summarizes, on a pro forma as adjusted basis as of April 30, 2024, the differences between existing shareholders and the new investors with respect to the number of Class A Ordinary Shares purchased from us, the total consideration paid and the average price per Class A Ordinary Share before deducting the estimated commissions to the underwriters and the estimated offering expenses payable by us.

	Shares Purchased			Total Consideration				Average Price Per Share
	Amount	Percent		Amount		Percent
FIRM COMMITMENT OFFERING
Existing shareholders(1)	[•]	[•]	%	$	[•]	[•]	%	$	[•]
New investors	[•]	[•]	%	$	[•]	[•]	%	$	[•]
Total	[•]	[•]	%	$	[•]	[•]	%	$	[•]

____________

(1)      Not including shares underly the over-allotment option.

The pro forma as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Class A Ordinary Shares and other terms of this offering determined at the pricing.

CORPORATE HISTORY AND STRUCTURE

Our Group’s history can be traced back to May 4, 2015 when Otsaw Digital Pte. Ltd. was founded by Mr. Ling Ting Ming, our chairman, director and chief executive officer, after Mr. Ling’s return to Singapore from Silicon Valley in 2015. Under the leadership of Mr. Ling, we specialize in designing, developing, and manufacturing of Autonomous Mobile Robots (“AMRs”) and other next generation robotics products and solutions, with the aim to disrupt the facilities management industry with our AI-enabled AMRs and robotics solutions in the realms of security, sanitation, last-mile delivery, logistics, and healthcare.

As of the date of this prospectus, our Group comprises Otsaw Limited and its subsidiaries, Otsaw Digital Pte. Ltd., Otsaw Digital, Inc., Otsaw Technology Solutions Pte. Ltd., Otsaw Technology Pte. Ltd., Otsaw Swisslog Healthcare Robotics Pte. Ltd., and Otsaw Swisslog Healthcare Robotics GmbH.

Corporate Structure

Otsaw Limited was incorporated on June 10, 2022 under the laws of Cayman Islands as an exempted company limited by shares. Otsaw Limited is a holding company and does not actively engage in any business or operation. We completed a share capital restructuring in May 2023 as part of our group reorganization.

Upon completion of group reorganization on May 25, 2023, Otsaw Digital Pte. Ltd., Otsaw Digital Inc., Otsaw Technology Solutions Ptd. Ltd., Otsaw Technology Pte. Ltd., Otsaw Swisslog Healthcare Robotics Pte. Ltd., Otsaw OYA Technology Solutions Inc, and Otsaw Swisslog Healthcare Robotics GmbH became Otsaw Limited’s direct and indirect subsidiaries. As a result of our group reorganization in May 2023, Otsaw Technology Solutions Pte. Ltd. became a wholly-owned subsidiary of Otsaw Digital Pte. Ltd., and an indirect wholly-owned subsidiary of Otsaw Limited.

Prior to the May 2023 group reorganization, Otsaw Digital Pte. Ltd. was the holding company of our group of companies comprising Otsaw Digital, Inc. and Otsaw Technology Solutions Pte. Ltd. (formerly known as North Star Technology Group Pte. Ltd.). Otsaw Digital Pte. Ltd. held 69.40% of the equity interest in Otsaw Technology Solutions Pte. Ltd, which directly held: a) 60% of Otsaw Swisslog Healthcare Robotics Pte. Ltd. (subsequently increasing to 73.33% on January 12, 2023, 86.66% on November 16, 2023, 93.3% on January 11, 2024, and 100% on January 20, 2025); b) 60% of Otsaw Swisslog Healthcare Robotics GmbH (subsequently increasing to 73.33% on January 12, 2023, 86.66% on November 16, 2023, 93.3% on January 11, 2024, and 100% on January 20, 2025), as the wholly owned subsidiary of Otsaw Swisslog Healthcare Robotics Pte. Ltd.; and c) 100% of Otsaw Technology Pte. Ltd. (formerly known as North Star Technology Pte. Ltd.). Otsaw Digital Pte. Ltd. was held by Ararrat Capital Pte Ltd (47.53%), Serial System International Pte Ltd (19.90%), Koh Choon Hui (16.02%), Goh Way Siong (10.41%) and other smaller shareholders.

As of the date of this prospectus, (i) the authorized share capital of Otsaw Limited is US$50,000 divided into (i) 499,999,999 Class A Ordinary Shares and (ii) 1 Class B Ordinary Share, of which 98,924,489 Class A Ordinary Shares and 1 Class B Ordinary Share are issued and outstanding, and (ii) Otsaw Limited is majority owned by Ling Ting Ming (28.22%), Serial System International Pte Ltd (15.68%), Koh Choon Hui (9.76%), Goh Way Siong (7.89%) and Waichun Logistics (5.79%), respectively.

Organization Chart

The chart below sets out our corporate structure as of the date of this prospectus and upon completion of this offering.

Before offering: 9.8%
After offering: %
Before offering: 28%
After offering: %
Mr.Koh Choon Hui
Mr. Ling Ting Ming
Minority Shareholders
Serial System International Pte Ltd
Before offering: 46.2%
After offering: %
Before offering: 15.7%
After offering: %
OTSAW LIMITED
Reg #: 391753
Cayman Incorporated
100%
Public Shareholders
OTSAW DIGITAL PTE LTD
Reg #: 201511868R
Before offering: 0%
After offering: %
100%
100%
OTSAW DIGITAL INC
US Incorporated
OTSAW TECHNOLOGY SOLUTIONS PTE LTD
Reg #: 2020339W

*        Mr. Ling Ting Ming owns the single Class B Ordinary Share in Otsaw Limited pre- and post-offering, and his total voting power pre- and post-offering is 55.1% and [•]% respectively. The pre-offering voting power of Mr. Koh Choon Hui, Serial System International Pte Ltd and the minority shareholders is 6.1%, 9.8% and 29.0% respectively, and their post-offering voting power is [•]%, [•]% and [•]% respectively.

Entities

A description of our subsidiaries is set out below.

Otsaw Digital Pte. Ltd.

Otsaw Digital Pte. Ltd. was incorporated under the laws of Singapore as a private company limited by shares on May 4, 2015. As part of a group reorganization on May 25, 2023, Otsaw Digital Pte. Ltd. became a direct wholly-owned subsidiary of Otsaw Limited with business exposure and operations in Singapore, Europe and the United States. Otsaw Digital Pte. Ltd. is the holding company of Otsaw Digital, Inc. and Otsaw Technology Solutions Pte. Ltd.

Otsaw Digital, Inc.

Otsaw Digital Inc. was incorporated in the State of Delaware, United States on July 15, 2019. It commenced its operations in March 2022, as our United States regional center and part of our U.S. market expansion endeavor. Under the leadership of Ms. Cindy Luu, the General Manager of the Otsaw Digital, Inc., the entity is responsible for business development, marketing, direct sale, and development of the distribution network in the United States and Canada.

Otsaw Technology Solutions Pte. Ltd.

Otsaw Technology Solutions Pte. Ltd. (formerly known as North Star Technology Group Pte. Ltd.) was incorporated under the laws of Singapore as a private company limited by shares on October 23, 2020. Before our restructuring in May 2023, Otsaw Technology Solutions Pte. Ltd. was 69.40% owned by Otsaw Digital Pte. Ltd. and 30.60% owned by the consortium of investors. As part of our restructuring in May 2023, Otsaw Technology Solutions Pte. Ltd. became a wholly-owned subsidiary of Otsaw Digital Pte. Ltd., and indirect wholly-owned subsidiary of Otsaw Limited.

Otsaw Technology Pte. Ltd.

Otsaw Technology Pte. Ltd. (formerly known as North Star Technology Pte. Ltd.) was incorporated under the laws of Singapore as a private company limited by shares on October 26, 2020. Otsaw Technology Pte. Ltd is wholly-owned by Otsaw Technology Solutions Pte. Ltd.

Otsaw Swisslog Healthcare Robotics Pte. Ltd.

Otsaw Swisslog Healthcare Robotics Pte. Ltd. was incorporated under the laws of Singapore as a private company limited by shares on November 18, 2021, and was 60% owned by Otsaw Technology Solutions Pte. Ltd. and 40% owned by Swisslog Healthcare. As at January 20, 2025, following the exercise of options relating to the Swisslog asset acquisition, Otsaw Swisslog Healthcare Robotics Pte. Ltd is now 100% owned by Otsaw Technology Solutions Pte. Ltd. Otsaw Swisslog Healthcare Robotics Pte. Ltd. is responsible for the marketing, sales, development, servicing, and maintenance of the TransCar AGV system in the APAC market.

Otsaw Swisslog Healthcare Robotics GmbH

Otsaw Swisslog Healthcare Robotics GmbH was incorporated under the laws of Germany as a private company with limited liability on June 14, 2021, and is 100% owned by Otsaw Swisslog Healthcare Robotics Pte. Ltd. Otsaw Swisslog Healthcare Robotics GmbH is responsible for the marketing, sales, servicing, and maintenance of the TransCar AGV system in Europe.

Key Milestones

The key milestones in the development of our Group are highlighted chronologically below:

Year	Milestones
2015	Otsaw Digital Pte. Ltd. was established.
2017	Launched prototype O-R3.
2018

Launched O-R3 Beta version

First production site was established in Singapore

Winner of Merlion Awards 2018

Patent in Singapore under Otsaw Digital Pte. Ltd. for our 3D SLAM Technology

Patent in the United States under Otsaw Digital Pte. Ltd. for our 3D SLAM Technology

2019

Launched large scale production of O-R3

O-R3 deployed at 1) Bedok Reservoir in Singapore; 2) Pandan Reservoir in Singapore; 3) a real estate development project in Bangkok, Thailand.

Excellence IDP Solution Award from Singapore Security Industry

2020

Launched O-RX

Launched Camello prototype

O-RX deployed at Wisma Atria Shopping Complex in Singapore.

Design Patent in Singapore under Otsaw Digital Pte. Ltd. for our Camello, our Last Mile Delivery Robot

ISO 9001:2015 Certification under Otsaw Digital Pte. Ltd. for O-RX, our Autonomous UV-C LED Disinfection Robot

Mobile Robot Guide — Technology Innovator Award for O-RX Disinfection Robot

Year	Milestones
2021

The commencement of Camello’s one-year trial to provide on-demand parcel, food items, grocery delivery service to the residential-commercial communities at Punggol, Singapore

OR-X deployed at Cintech Science Park in Singapore

AirGuard modules installed in over 40 WTS buses serving Changi Airport in Singapore.

Launched AirGuard

Launched TreX

Otsaw-Swisslog JV established

Launched TransCar AGV

Technology Excellence Award by Singapore Business Review for O-RX Disinfection Robot

2022

Otsaw Singapore Global Headquarter established

European regional center established in Augsburg, Germany and commenced operations

Singapore Good Design Award, Special Category: Virtually Unlimited, for our Camello Last Mile Delivery Robot

Awarded Entrepreneur of the Year in Singapore

2023

United States office launched in Boston and commenced operations

Secured a US$2 million contract with a public hospital in Singapore that is part of the SingHealth Group in 2023 for the delivery and installation of TransCar AGVs

Successfully launched Camello+

2024

Expanded our global network by appointing numerous new distributors and partners in 2023 and 2024, bringing our total to 20 partners worldwide and growing.

Awarded WIPO-IPOS IP For Innovation Award

TransCar AGVs commenced full operations in the Integrated Care Hub in Tan Tock Seng Hospital & Mount Alvernia Hospital.

Corporate Information

Our principal executive offices are located at 10 Tampines North Drive 4, #01-03, Singapore 528553. Our registered agent in the Cayman Islands is located at the offices of Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, PO Box 1348, Grand Cayman KY1-1108, Cayman Islands. Our agent for service of process in the United States is [--], located at [--]. We maintain a website at www.otsaw.com. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

INDUSTRY OVERVIEW

Per ManpowerGroup’s 2024 Global Shortage Report, 75% of employers globally are struggling to find the talent they need, with Japan, along with numerous European and Asian countries, facing the most pronounced shortages. Health Care and Life Sciences sectors report the highest recruitment challenges. Collaboration and teamwork emerge as the top soft skills in short supply, while IT & Data and Operations & Logistics rank as the first and fourth hardest technical skills to source.[1]

This talent shortage is set to intensify, as by 2030, one in six individuals worldwide will be 60 years or older, with this demographic growing from 1 billion in 2020 to an estimated 1.4 billion. By 2050, the population aged 60 and above is projected to double, reaching 2.1 billion. While this demographic shift, known as population aging, first emerged in high-income nations — where, for example, 30% of Japan’s population is already over 60 — the most pronounced changes are now occurring in low- and middle-income countries. By 2050, these countries will account for two-thirds of the world’s population over the age of 60.[2]

Persistent labor shortages and aging populations are intensifying competition for skilled talent, consequently raising wages and recruitment costs across multiple industries. As older workers retire and fewer younger professionals enter the workforce, organizations feel increased pressure to offer competitive salaries and comprehensive benefits to attract and retain qualified candidates. This trend is particularly pronounced in industries with specialized skill demands, such as health care, where a limited talent pool further drives up recruitment expenses.

To address current labor challenges, our AI-enabled autonomous mobile robots (AMRs), autonomous guided vehicles (AGVs), and advanced robotics solutions offer a transformative approach for the Facility Management industry. These robots are designed to fill critical labor gaps across sectors, optimizing business processes in healthcare logistics, security, disinfection, and last-mile delivery. Our innovative, multi-purpose, and interchangeable modular healthcare robots bring flexibility to healthcare environments, seamlessly adapting to varied operational needs. By providing adaptable and efficient support across these industries, our robotics solutions enhance productivity, reduce labor costs, and allow businesses to maintain high operational standards in a labor-constrained environment.

Global Robotics Industry: A Rapidly Expanding Sector Driven by Strong Government and Venture Capital Funding

The global robotics market is set for significant expansion, with forecasts suggesting it will surpass USD 200 billion by 2030, representing a compound annual growth rate (CAGR) of 16.1% from 2023 to 2030. This growth is driven by increasing automation across various sectors, as robots enhance efficiency, safety, and cost-effectiveness compared to human labor. Furthermore, the integration of artificial intelligence with robotics is expected to accelerate this growth, with the AI robot market projected to reach USD 52.6 billion by 2032.[3] In its 2024 edition, ARK emphasized various significant technologies, notably robotics, which has a projected global revenue potential of $24 trillion. According to F-Prime Capital, the robotics industry has secured $90 billion in funding since 2019, constituting approximately 10% of total technology investments. In 2023, investments in robotic companies reached $12.9 billion, with an average monthly investment of around $1.07 billion.[4]

Healthcare Logistics: Transforming Hospital Operations

The global healthcare logistics market was valued at USD 185.77 billion in 2023 and is projected to reach USD 290.73 billion by 2029, representing a compound annual growth rate (CAGR) of 7.75%. The North American region accounts for over 34% of the global market, primarily due to the presence of a significant number of healthcare suppliers. Contributing factors include the high prevalence of chronic diseases and the region’s aging population. The Asia-Pacific (APAC) region is expected to experience substantial growth during the forecast period, driven by increased government spending on research and development, rising health awareness, and the region’s growing elderly population. Emerging markets, particularly India and China, present significant opportunities for the pharmaceutical industry due to the expansion of healthcare infrastructure and increased life expectancy.[5]

Security Robotics: Leading the Autonomous Revolution

The global security robot market was valued at USD 16.56 billion in 2023 and is projected to reach USD 45.78 billion by 2032, growing at a compound annual growth rate (CAGR) of 14.70%. The market growth is driven by increasing security breaches, terrorist activities, and criminal threats worldwide, leading to rising demand for advanced security solutions. Public and private entities are seeking cost-effective ways to protect people and property, with security robots offering continuous surveillance, real-time threat neutralization, and data capture for investigations.

Security robots provide continuous surveillance, effectively detecting and deterring threats such as trespassing and theft, while reducing operational costs. Technological advancements have made robot-gathered data crucial in criminal prosecutions, with mobile patrolling complementing traditional fixed security systems for 24/7 coverage.[6]

Disinfection Solutions: Meeting Critical Healthcare Needs

The global disinfection robots market was valued at USD 3.60 billion in 2023 and is projected to grow at a CAGR of 19.2% from 2024 to 2030. Growth is driven by heightened awareness of hygiene and infection control, particularly post-COVID-19, and the labor and time efficiencies provided by disinfection robots. Advances in robotics and artificial intelligence have enabled the creation of sophisticated robots that can navigate complex environments and employ disinfection methods such as UV-C light.

The UV-C light robots segment represented 52.3% of total revenue in 2023 and is expected to grow at the fastest CAGR. Fully autonomous robots (AMRs) also held a significant revenue share in 2023, with an anticipated growth rate of 19.8%. These robots use advanced sensors and AI algorithms to independently navigate and disinfect, ensuring efficient coverage while reducing human error.[7]

Last-Mile Delivery: Riding the E-commerce Wave

The global autonomous last-mile delivery market was valued at USD 1.14 billion in 2022 and is projected to grow at a CAGR of 23.5% from 2023 to 2030. This growth is driven by advancements in delivery vehicle technology and increasing demand from the e-commerce sector. Consumer preferences for rapid delivery have become a priority in the parcel delivery market, further fueled by the expanding e-commerce industry. Last-mile services have emerged as a key differentiator for major e-commerce companies and numerous food and grocery delivery startups. Additionally, the COVID-19 pandemic has significantly influenced the market by accelerating digitalization and enhancing the importance of data in last-mile delivery operations.[8]

Market Trend Analysis

Multi-Purpose Interchangeable Modular Healthcare Robots

There is an increasing trend toward multi-purpose robots designed to perform a variety of tasks within healthcare settings. These robots feature modular designs that enable adaptability to diverse healthcare needs. Key application areas include hospital logistics, such as material handling and medication delivery, as well as disinfection and sanitation. Our innovative multi-purpose robot, equipped with interchangeable modular attachments, can serve multiple industries, including healthcare, logistics, and security, for various purposes simultaneously. We are confident that our robots will significantly impact the healthcare sector by addressing workforce shortages and enhancing operational efficiency.[9]

Logistic Robots for Healthcare Market

This growth is primarily driven by the need for cost-effective, efficient healthcare delivery systems, the aging population, shortages of skilled nurses and healthcare professionals, and advancements in safety controls and technologies, particularly accelerated by the COVID-19 pandemic.

Rising demand for cost-efficient healthcare delivery solutions:

Growing demand for cost-effective healthcare delivery systems is a primary factor driving AGV adoption. These robots streamline efficiency by automating essential tasks, including linen delivery, medical waste disposal, food service, medication transport, specimen handling, and equipment distribution. AGVs are engineered to seamlessly integrate into existing healthcare infrastructures, following preprogrammed routes without requiring extensive construction or modifications. This reduces operational disruptions and makes AGVs a compelling solution for healthcare providers aiming to optimize efficiency without impacting workflows. Operating continuously — without breaks or shifts — AGVs eliminate downtime and significantly reduce labor costs. This efficiency enables hospitals to achieve a strong return on investment (ROI) by lowering staffing needs for non-clinical tasks, freeing resources for direct patient care.

Aging population and health care labor shortage crisis:

The healthcare sector is facing critical labor shortages, driven by an aging population and escalating healthcare demands. U.S. Census Bureau data indicate that approximately 55.8 million people are aged 65 and older, a population particularly susceptible to a wide range of health conditions. This demographic is projected to grow, with the Census Bureau estimating an increase from 40.3 million Americans aged 65 and older in 2010 to 77 million by 2034.[10] Compounding these challenges, the Bureau of Labor Statistics anticipates a shortfall of 195,400 nurses by 2031, with demand for home health and personal care aides expected to rise by 37% by 2028. Additionally, a 2019 report from the Association of American Medical Colleges forecasts a shortage of up to 124,000 physicians over the next 12 years, including a deficit of 17,800 to 48,000 primary care physicians, posing potential implications for patient access and care.[11]

Automated Guided Vehicles (AGVs) offer a strategic solution to mitigate these labor constraints by relieving healthcare staff of non-clinical, time-intensive tasks, allowing them to focus on direct patient care. The deployment of AGVs in healthcare environments addresses operational gaps caused by workforce shortages, enhancing productivity and service delivery across healthcare facilities.

Enhanced safety and infection control through contactless AGV operations in healthcare:

The COVID-19 pandemic has underscored the importance of contactless operations in healthcare facilities, driving demand for AGVs to ensure the safe and efficient delivery of essential materials without direct human contact, thereby reducing disease transmission risks. As healthcare providers prioritize hygiene and safety, demand for AGVs is anticipated to continue increasing.

AGVs contribute to improved safety and infection control by minimizing human involvement in medical material transport, which reduces cross-contamination and infection spread — particularly critical in post-COVID-19 hospital environments. Additionally, AGVs help healthcare facilities prevent material handling errors and mitigate safety risks, including potential equipment-personnel collisions. By automating manual transport tasks, AGVs also reduce workplace injuries, supporting a safer environment for healthcare personnel.

Automation of routine tasks and technological advancements in healthcare logistics:

Healthcare logistics robots are increasingly automating essential tasks — such as the transport of laundry, food, medications, supplies, lab samples, and medical waste — enhancing operational efficiency. Technological advancements in AGVs are continuously improving their functionality. Enhanced with laser scanners, ultrasonic sensors, advanced navigation, and AI, modern AGVs can map complex hospital routes, dynamically avoid obstacles, and adapt to environmental changes in real-time.

AI-powered AGVs further optimize workflow by analyzing material transport patterns and optimizing routes. Integration with systems like OTSAW’s TCMS2 (TransCar Management System 2) provides autonomous control over inventory scheduling, vehicle routing, timing, and speed. This integration not only improves efficiency but enables real-time data analysis, inventory tracking, and supply chain streamlining. The synergy between AGVs and TCMS2 strengthens accountability and transparency in material transport, delivering timely and accurate supply movement, and improving reliability across hospital logistics.

Opportunities Presented by New and Upgraded Hospitals:

According to Construction Dive, there are eight major hospital projects in the U.S., each exceeding $1 billion. Many of these projects were initiated before the pandemic to address healthcare capacity needs. Notably, the Children’s Hospital of Philadelphia plans to invest $3.4 billion, including a 22-story inpatient tower with 300 beds, scheduled to open in 2027. The Ohio State Wexner Medical Center is set to unveil its $1.79 billion facility with 820 beds by early 2026, while Harborview Medical Center in Seattle proposes $1.74 billion in upgrades, including a new hospital tower, a behavioral health building and various other renovations.[12]

Starting from Q3 2024, five significant hospital construction projects were launched across Europe. The Wroclaw Oncology Hospital in Poland will feature 671 beds, while Sweden’s Hassleholm Orthopedic Center will span 24,000 m². The Royal Bournemouth Hospital in the UK is set to be a four-story facility, and Slovakia will see a new 154-bed hospital in Spisska Nova Ves. Lastly, a new hospital building is planned for Leer, Germany. These projects aim to modernize healthcare infrastructure and meet increasing medical demands.[13] Our business is not currently associated with the aforementioned hospital projects.

In Singapore, a new integrated general and community hospital is planned for the early 2030s, aiming to add 4,000 beds.[14] Meanwhile, Shanghai Xiehua Brain Hospital has opened with a $166 million investment and features a building area of 55,000 square meters.[15] The Company is preparing to participate in the tender for the supply and installation of our AGVs and AMRs in 2025.

The numerous hospital projects currently underway or recently completed have created an expansive and promising market for healthcare logistics robots. As these facilities strive to enhance their operational efficiency and patient care, the adoption of robotics solutions becomes increasingly attractive. These robots can automate essential tasks, such as medication delivery, inventory management, and waste disposal, enabling healthcare providers to allocate human resources more effectively.

Security Robots

Rising global security concerns driving demand for security robots:

According to the most recent 2024 Trafficking in Persons Report by the U.S. Department of State, approximately 27 million individuals worldwide are subjected to exploitation for labor, services, and commercial sex.[16] Victims span all ages and genders, often forced or coerced into labor, entertainment, or sexual exploitation for profit. While emerging technologies have facilitated human traffickers in reaching potential victims online, advancements such as security robots offer a practical solution for recording crucial data, identifying patterns, and analyzing extensive datasets to detect emerging human trafficking trends.

From 1990 to 2021, the rate of auto theft in the United States experienced a decline, largely attributed to rapid advancements in anti-theft technology. However, car theft incidents have begun to rise again since 2019, with nearly one million vehicles stolen nationwide in 2021 — a 6% increase from 2020 and a 17% increase since 2019. Older vehicle models lacking the latest theft protection devices tend to be the primary targets. The National Insurance Crime Bureau (NICB) reports that Colorado had the highest overall theft rate, with 661.21 thefts per 100,000 people, while California recorded the highest volume of vehicle thefts in 2021, exceeding 200,000 incidents.[17]

In response to these increasing safety concerns, the deployment of security robots is rapidly expanding, as their presence can serve as a deterrent to potential criminal activity. Furthermore, ongoing technological advancements have empowered these robots to gather data that can serve as critical evidence in legal proceedings. Given the unpredictable nature of large-scale crimes across various locations, security robots are positioned to function as an essential first line of defense.

In this environment, security robots present a compelling opportunity for cost efficiency and operational enhancement. These robots automate routine functions such as patrolling and monitoring access points, significantly reducing the need for human personnel and thereby lowering labor costs. Additionally, their ability to operate continuously, without breaks, enhances productivity and efficiency. This allows security firms to allocate resources more effectively and respond to incidents in real time.

The escalating global crime rate is contributing to heightened safety concerns, which is expected to drive the demand for security robots. Both public and private sectors are actively pursuing cost-effective solutions to deter crime and safeguard individuals and property. Autonomous systems are capable of neutralizing threats in real time while collecting data for forensic investigations, effectively detecting and deterring trespassers, vandals, theft, and break-ins.

Enhancing security through advanced technology:

Utilizing simultaneous localization and mapping (SLAM) technology, security robots can autonomously patrol various environments, effectively navigating both static and dynamic obstacles. Their advanced capabilities allow for efficient monitoring, and they can return to charging stations when energy levels are low. Equipped with high-definition cameras and a 360-degree view through computer vision, these robots capture and process extensive surveillance data.

The integration of artificial intelligence (AI) enhances their effectiveness by analyzing data from video feeds and environmental sensors to identify patterns and anomalies indicative of security breaches. This facilitates rapid responses to emerging threats. Furthermore, machine learning enables security robots to continuously adapt and improve their detection capabilities based on experience.

Addressing talent shortages in the security sector, enhancing efficiency and reducing costs:

The security sector faces significant challenges, including talent shortages, high turnover rates, and complex training requirements. Demand for skilled professionals in areas such as cybersecurity and risk management often exceeds supply, resulting in a shortage of qualified personnel. The physically demanding and emotionally taxing nature of security roles contributes to high turnover rates, disrupting operations and incurring substantial recruitment and training costs. Furthermore, many positions require specialized training and certifications, which can be both time-consuming and costly to provide.

Disinfection Robots

Heightened Hygiene Awareness Post COVID-19:

The COVID-19 pandemic has significantly heightened global awareness of the importance of infection control, particularly within healthcare environments and other high-density public spaces. Traditional manual disinfection methods, while effective, present various challenges, including labor intensity and potential exposure risks to pathogens. In contrast, disinfection robots offer a reliable and efficient alternative, providing consistent and comprehensive sanitation while minimizing human involvement and thereby reducing contamination risks.

Through their high sanitation standards, disinfection robots allow facilities to uphold stringent infection control protocols, establishing them as essential components of modern infection prevention strategies. Consequently, the demand for disinfection robots continues to grow, with the post-pandemic landscape underscoring the need for effective, automated disinfection solutions across multiple sectors.

Technological Innovations:

Recent advancements in disinfection technology, such as the adoption of UV-C LED light and sophisticated autonomous navigation, have significantly enhanced the effectiveness of disinfection robots. UV-C LED technology, with its 99.99% efficacy in eradicating bacteria, microbes, and viruses (including coronavirus) within a 2.5-meter range in under five minutes, has proven both energy-efficient and safe for human skin, offering a preferable alternative to traditional mercury-based UV systems. Innovations in autonomous navigation and docking, alongside Fleet Management Control Systems, allow for seamless, reliable operation, including scheduling, monitoring, and control of multiple robots simultaneously. Additional features, such as obstacle avoidance, human-detection safety mechanisms, and real-time video monitoring, further optimize these systems for independent, efficient disinfection in dynamic environments.[18]

Addressing Labor Shortages and Safety Concerns:

The pandemic has intensified staffing shortages across various sectors, particularly within essential services. Healthcare workers have been significantly affected, with many experiencing burnout due to prolonged stress and demanding workloads. A survey conducted by the Kaiser Family Foundation and The Washington Post revealed that nearly 30% of healthcare professionals contemplated leaving their jobs, and approximately 60% indicated that pandemic-related stress had negatively impacted their mental health. This widespread burnout not only raises concerns for workers’ well-being but also jeopardizes the quality of patient care and contributes to increased staff turnover.[19]

Disinfection robots offer a viable solution by facilitating continuous, autonomous operation, thereby reducing dependence on human labor and minimizing the risk of exposure for cleaning staff. These robots enhance sanitation efforts while addressing critical safety concerns, enabling organizations to uphold high hygiene standards even amidst workforce challenges.

Growing Need to Mitigate the Spread of Health Care-Associated Infections (HAIs):

Health care-associated infections (HAIs) represent a considerable challenge to healthcare improvements worldwide. Data from the Office of Disease Prevention and Health Promotion (ODPHP) indicates that one in 25 hospital inpatients in the United States, and one in 10 patients globally, acquires at least one HAI during their stay. The prevalence of HAIs is particularly high in certain regions, reaching over 20% in Middle Eastern countries such as Saudi Arabia, Oman, Qatar, and the UAE, and approximately 15% in Brazil and Mexico, as reported by German Medical Science and the Journal of Clinical Microbiology. To control and prevent these infections, the World Health Organization (WHO) is urging member states to equip hospitals with advanced disinfection technologies, including robotic systems.[20]

Last-Mile Delivery Robots

Growth of E-Commerce:

The rapid growth of e-commerce has created substantial opportunities for autonomous last-mile delivery solutions. As consumer preferences shift increasingly towards online shopping, the demand for efficient, timely delivery services has surged. Last-mile delivery robots have emerged as a key innovation in addressing this demand, offering a reliable and cost-effective means of transporting goods directly to consumers’ hands.

These robots not only enhance the efficiency of the delivery process but also help mitigate challenges such as labor shortages and rising operational costs associated with traditional delivery methods. Furthermore, the integration of advanced technologies, including navigation systems and real-time tracking, has improved the reliability and speed of deliveries.

Consumer Demand for Fast Delivery:

Increasing consumer expectations for rapid and efficient delivery services are driving the need for last-mile delivery robots. As shoppers increasingly prefer same-day or next-day delivery options, logistics providers face pressure to enhance operational efficiency. Last-mile delivery robots address this demand by offering swift transportation directly to consumers’ hands, navigating urban environments to reduce delivery times. By automating last-mile delivery, companies can not only meet consumer expectations for speed but also manage costs and optimize resources, maintaining a competitive edge in the evolving e-commerce landscape.

Enhancing Profit Margins Through Automated Last-Mile Delivery Solutions:

The adoption of automation in last-mile delivery offers substantial opportunities to reduce operational costs, thereby enhancing profit margins for logistics companies. By utilizing last-mile delivery robots, companies can lower labor expenses associated with traditional delivery methods while addressing labor shortages. These robots improve delivery efficiency through optimized routing and reduced delivery times, resulting in lower fuel consumption and operational costs. Additionally, their ability to operate continuously without breaks increases delivery capacity and resource utilization. As demand for cost-effective delivery solutions grows, automation will be pivotal in shaping the logistics industry’s future.

Growing Consumer Appetite for Eco-Friendly Delivery Solutions:

The increasing emphasis on sustainability and the reduction of carbon footprints present significant opportunities for eco-friendly delivery solutions in the logistics sector. Last-mile delivery robots, which often utilize electric or hybrid technology, can substantially reduce greenhouse gas emissions compared to traditional delivery vehicles.

Additionally, implementing eco-friendly delivery solutions enhances corporate social responsibility, aligning with consumer values and potentially attracting a more environmentally conscious customer base. By investing in sustainable practices, logistics companies can not only comply with evolving regulations and standards but also differentiate themselves in a competitive market.

Improved Urbanization and Infrastructure in densely populated areas:

The rise of urban populations and ongoing infrastructure improvements create a favorable environment for deploying last-mile delivery robots in densely populated areas. As cities expand, the demand for efficient delivery solutions grows, and enhanced infrastructure — such as dedicated pathways and smart traffic systems — facilitates the seamless operation of these robots. This integration not only reduces delivery times and enhances reliability but also helps alleviate traffic congestion and lower carbon emissions. Thus, the combination of urbanization and improved infrastructure presents significant opportunities for the widespread adoption of automated delivery solutions.

Market Challenge Analysis

Healthcare Logistics

Initial Investment and Maintenance Costs:    While AGVs offer long-term cost savings, the initial investment required for the purchase and installation of AGVs can be a barrier for smaller healthcare facilities with limited budgets. The average cost of a healthcare logistics robot can range from $10,000 to $150,000, depending on its capabilities [21]. Additionally, regular maintenance and software updates are necessary to ensure AGVs operate efficiently, adding to the overall cost.

Customization and Scalability:    Healthcare facilities vary greatly in size and layout, which can affect the scalability of AGV systems. Customization of routes, load capacities, and operating times may be required to meet the specific needs of individual facilities, adding to the difficulty of system integration and large-scale deployment.

Integration with Existing Systems:    Integrating Robotic Process Automation (RPA) into existing healthcare systems, including Electronic Health Records (EHRs) and other legacy platforms, presents a major challenge. Many of these systems are outdated and were not built to work with modern automation technologies. Achieving smooth integration often requires extensive customization and can be time-consuming. Ensuring effective communication between RPA tools and the current infrastructure is essential to prevent service interruptions.

Staff Training and Acceptance:    Successful implementation of logistics robots requires staff training and acceptance. Resistance to change and fear of job displacement can hinder adoption. Healthcare facilities need to invest in comprehensive training programs and change management strategies to address these concerns.

Compliance with Regulations:    The healthcare industry is subject to strict regulations governing data privacy, patient confidentiality, and operational procedures, making compliance a critical factor in implementing automation. Automated processes, including RPA systems, must be designed to meet these regulatory standards. This requires configuring RPA systems to align with current laws, and continually monitoring and updating them to ensure compliance as regulations change. Failure to comply can lead to severe legal penalties and damage to the organization’s reputation. For example, HIPAA violations can result in fines ranging from $1,000 for minor infractions to $100,000 for serious breaches.

Extended Timeline for Hospital Partnerships:    The heavily regulated nature of the American healthcare system results in significantly longer contract periods, typically ranging from 18 to 24 months to finalize deals with hospitals. This protracted timeline for forming partnerships with U.S. hospitals contrasts sharply with the processes in European and Singaporean healthcare systems, where contracts may be established more swiftly. The complexity of navigating regulations and compliance requirements in the U.S. contributes to this lengthy duration, impacting the speed at which healthcare robotic solutions can be deployed.

Security Robots

Integration with Existing Systems:    Security robots need to integrate seamlessly with existing security infrastructure, such as surveillance cameras, alarm systems, and control centers. Achieving this integration can be complex and costly.

Autonomy and Decision-Making:    Ensuring that security robots can make quick and accurate decisions in real-time situations, such as identifying threats or responding to emergencies, remains a significant challenge.

Reliability and Maintenance:    Security robots must operate reliably in various conditions, including adverse weather and low-light environments. Regular maintenance is essential to ensure they function effectively, which can incur additional costs.

Public Acceptance and Privacy Concerns:    The deployment of security robots may raise privacy concerns among the public. Gaining acceptance while addressing these concerns is crucial for widespread adoption.

Cybersecurity Risks:    Security robots are vulnerable to hacking and cyberattacks, which can compromise their effectiveness and the safety of the areas they monitor. Ensuring robust cybersecurity measures is essential.

Disinfection Robots

Maintenance and Downtime:    Regular maintenance is necessary to ensure disinfection robots operate effectively. Any downtime for repairs or maintenance can disrupt cleaning schedules and impact hygiene standards.

Cost and Return on Investment:    The high initial costs of purchasing and implementing disinfection robots can deter some organizations. Demonstrating a clear return on investment is crucial for justifying these expenditures.

Integration with Human Cleaning Staff:    Disinfection robots should complement, rather than replace, human cleaning staff. Ensuring seamless integration and collaboration between robots and staff can be a challenge in practice.

Adaptability to Different Environments:    Different settings may require different disinfection protocols and methods. Ensuring that robots can adapt to these varying requirements is essential for their effectiveness.

Last-Mile Delivery Robots

Regulatory Compliance:    Navigating the complex regulatory environment can pose significant challenges. Different municipalities may have varying rules regarding the use of autonomous delivery robots, including restrictions on where they can operate and specific safety requirements.

Safety and Security:    Ensuring the safety of pedestrians and the security of packages is crucial. Delivery robots must be equipped with advanced sensors and technologies to navigate crowded urban environments safely while avoiding accidents or theft.

Limited Payload Capacity:    Most delivery robots have a restricted payload capacity, which can limit the types of goods they can transport. This restriction may necessitate a hybrid approach with traditional delivery methods for larger items.

Public Acceptance:    Gaining acceptance from the public can be challenging. Concerns about job displacement, safety, and the impact of delivery robots on traffic and pedestrian movement may lead to resistance from communities.

Operational Costs:    Although robots can reduce labor costs, the initial investment in technology, maintenance, and ongoing operational expenses can be significant, particularly for small businesses.

Competition Overview

Unlike many robotics companies that concentrate on a single industry, we differentiate ourselves by simultaneously focusing on three key sectors: healthcare, logistics, and security. This multi-industry approach allows us to develop versatile solutions that address diverse challenges, enhancing our adaptability and market presence. By leveraging our expertise across these areas, we create innovative robots tailored to the specific needs of each sector while maintaining an affordable and effective product line. This commitment positions us as a unique player in the robotics landscape, capable of responding to various market demands efficiently.

References:

1.       2024 Global Talent Shortage, https://go.manpowergroup.com/hubfs/Talent%20Shortage/Talent%20Shortage% 202024/MPG_TS_2024_GLOBAL_Infographic.pdf

2.      Ageing and health, https://www.who.int/news-room/fact-sheets/detail/ageing-and-health

3.      How Is Robotics Transforming Industries and Which Companies Are Leading the Way? https://www.foundernest.com/resources/blog-posts/how-are-robotics-transforming-industries-and-which-companies-are-leading-the-way

4.      Why Robotics Represents A $24 Trillion Opportunity For Investors https://www.forbes.com/councils/forbestechcouncil/2024/09/06/why-robotics-represents-a-24-trillion-opportunity-for-investors/

5.      Global Healthcare Logistics Market — Focused Insights 2024-2029, https://www.researchandmarkets.com/report/healthcare-logistics

6.      Security Robot Market, https://straitsresearch.com/report/security-robot-market

7.      Disinfection Robots Market Size & Trends, https://www.grandviewresearch.com/industry-analysis/
disinfection-robots-market-report

8.      Autonomous Last Mile Delivery Market Size, Share & Trends Analysis Report, https://www.grandviewresearch.com/industry-analysis/autonomous-last-mile-delivery-market

9.      Global Robotics Firm, OTSAW Debuts A Multi-purpose Robot Set To Disrupt The Global Healthcare Sector At Arab Health 2024 https://www.wjhl.com/business/press-releases/ein-presswire/682074165/global-robotics-firm-otsaw-debuts-a-multi-purpose-robot-set-to-disrupt-the-global-healthcare-sector-at-arab-health-2024/

10.    Older Americans Month: May 2023, https://www.census.gov/newsroom/stories/older-americans-month.html

11.    The US is suffering a healthcare worker shortage. Experts fear it will only get worse, https://thehill.com/changing-america/well-being/prevention-cures/4225960-the-us-is-suffering-a-healthcare-worker-shortage-experts-fear-it-will-only-get-worse/

12.    8 hospital megaprojects in the US, https://www.constructiondive.com/news/8-hospital-megaprojects-in-
the-us/587540/

13.    The five largest Europe hospital construction projects commencing in Q3 2024,
https://www.worldconstructionnetwork.com/data-insights/five-largest-europe-hospital-construction-projects/?cf-view

14.    Singapore to build new hospital in Tengah, expand home care initiatives to meet ageing population needs, https://www.channelnewsasia.com/singapore/new-hospital-tengah-home-care-ageing-population-healthiersg-moh-4172146

15.    New hospital in Shanghai to provide high-quality medical services, https://www.chinadaily.com.cn/a/202407/26/WS66a343dfa31095c51c510234.html

16.    2024 Trafficking in Persons Report, https://www.state.gov/reports/2024-trafficking-in-persons-report/

17.    Police Stolen Vehicle Database, https://www.vinaudit.com/police-stolen-vehicle-database

18.    OTSAW Marketing, https://app.hubspot.com/documents/22520662/view/506868680?accessId=456656

19.    Healthcare Worker Shortage in 2024, https://hrforhealth.com/blog/healthcare-worker-shortage

20.    Disinfection Robot Market, https://www.persistencemarketresearch.com/market-research/disinfection-robot-market.asp

21.    Autonomous Last Mile Delivery Market Size, Share & Trends Analysis Report, https://www.grandviewresearch.com/industry-analysis/autonomous-last-mile-delivery-market

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS
AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

We are a Singapore-based company specializing in AMRs and robotics solutions, with cutting-edge robotics software development and manufacturing capabilities. Founded in 2015, we are an innovator in advanced robotics autonomy technologies and next-generation AI. Our mission is to disrupt, revolutionize, and redefine the global facilities management industry with our AI-enabled AMRs and robotics solutions across security, disinfection, last-mile delivery, and healthcare facilities.

Leveraging our core software technologies, robot and machine outdoor autonomy expertise, and AI-enabled AMRs, our products empower customers to enhance productivity, reduce reliance on human capital, and seamlessly integrate automation into their facilities management operations. By addressing labor shortages, rising wages, and labor cost challenges, we aim to empower the entire facilities management industry globally.

For the fiscal years ended April 30, 2024, and 2023, we reported revenues of US$5.3 million and US$5.1 million, respectively, and net losses of US$6.5 million and US$6.7 million, respectively. To drive growth, we are focused on advancing our core software technologies, the commercialization of our latest Autonomous Navigation System (“ANS”) Version 3, Odyssey, tailored for the AMR and robotics industry, and the expansion of our production capacity. These efforts aim to enable cost-efficient manufacturing and competitive pricing as we develop our next-generation Transcar 5.0 and Camello+ solutions.

Additionally, we are actively increasing our global presence in the security and healthcare facilities management industries by expanding our sales and marketing team, strengthening our distribution network, and pursuing strategic alliances, acquisitions, investments, and partnership opportunities.

Factors Affecting Our Results of Operations

Our business and results of operations are affected by the macroeconomic factors, including but not limited to overall economic growth rates in Singapore and globally, the penetration rate of robotic autonomy and AI technologies, regulatory, tax and geopolitical environments, the stability of our supply chain as well as costs of raw materials and components. Changes in any of these general factors could affect the demand for our principal businesses and our results of operations. Moreover, the following company-specific factors can directly impact our results of operations materially:

Our ability to introduce and commercialize new products and services

The introduction and commercialization of new products and services are important to our results of operations and financial condition. For example, the ANS Version 3 and the Odyssey, are anticipated to serve as a critical cornerstone of our future financial performance, and the continued promotion of the Odyssey is expected to exert a material impact on our financial performance. As of the date of this prospectus, we are in the early research and development stage to independently commercialize and market the ANS Version 3. The release of innovative products, such as the Odyssey, is poised to provide us with entry to previously untapped markets and clienteles, thereby fostering potential growth in our future revenue streams.

Our ability to retain skilled personnel

Our future growth and success depend significantly on the continued service and contributions of our engineers and senior management personnel. Many of these key personnel are highly skilled and experienced and are difficult to recruit and retain, particularly as we seek to expand our business with respect to our AI-enabled AMR and robotics solutions. Competition for recruiting qualified personnel is intense, and finding personnel with the combination of skills and attributes required to execute our business strategy may be difficult, time-consuming, and expensive. Consequently, the loss of any key personnel or failure to recruit, train, or retain qualified personnel could significantly negatively impact our operations.

Our ability to adopt to the rapid technology change of the market

The industry is rapidly changing technologically, with highly evolving industry standards and frequent introductions and enhancements of new products and services. Customers also expect fast technological advancements. Our future success will depend on our ability to adapt to rapidly changing technologies, align our services with evolving industry standards, and continually improve the know-how of our staff in response to the evolving demands of the marketplace. Failure to adapt to such changes would have a material adverse effect on our business and results of operations.

Intellectual Property

We rely on patented and non-patented proprietary information relating to product development, manufacturing capabilities and other core competencies of our business. Protection of intellectual property is critical. Therefore, steps such as additional patent applications, confidentiality and non-disclosure agreements, as well as other security measures, are important. While we believe we have a strong patent portfolio and there is no actual or, to our knowledge, threatened litigation against us for patent-related matters, litigation or threatened litigation is a common method to effectively enforce or protect intellectual property rights. Such action may be initiated by or against us and would require significant management time and expenses.

Foreign currency exchange fluctuation

Our operations involve transactions denominated in different currencies. Consequently, fluctuations in foreign exchange rates could impact our results of operations. We shall remain vigilant in monitoring currency fluctuations and respond actively to control the impact of such fluctuations on our operations.

Impact of Israel-Palestine war, Russia’s Invasion of Ukraine and Related Supply Chain Issues

In October 2023, Israel faced a series of attacks and entered a state of conflict. Hostilities have continued along Israel’s northern border with Lebanon (involving Hezbollah), its southern border with the Gaza Strip (involving Hamas), and on other fronts from various groups in the region, including the Houthis in Yemen and militia groups in Syria and Iraq. Additionally, there have been reports of Iran launching drone and missile attacks on Israel, alongside threats of further escalation. Iran is also believed to have significant influence over groups such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen, and various militia groups in Syria and Iraq.

On February 24, 2022, Russia invaded Ukraine, triggering hostilities that have had severe regional and global repercussions. In response, many countries imposed broad-ranging economic sanctions on Russia, further escalating geopolitical tensions.

The full extent and duration of these military actions, associated sanctions, and potential market disruptions — including stock market volatility, global supply chain disruptions, and worsening global inflation — remain uncertain but could be significant. Such disruptions, along with responses like purchasing and financing restrictions, boycotts, changes in consumer preferences, sanctions, tariffs, or cyberattacks, may substantially impact the global economy and business operations.

As of the date of this prospectus, (i) we principally operate in Singapore and do not have business presence in Russia, Ukraine and the Middle-East; (ii) our industry has been less dependent on oil, natural resources or supply chain which have been disrupted by these military actions; however, (iii) we have experienced increased costs for components and logistics, along with extended product delivery times for some customers due to global supply chain challenges. In general, we have experienced no significant financial or operational impact due to these disruptions arising from, related to, or caused by the global disruption from Russia’s invasion of Ukraine and the tensions in the Middle-East.

Key Components of Results of Operations

Revenues

Our revenues consist of (i) providing service and maintenance; (ii) sales of robots and (iii) robot as a service (leasing of robots). The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues for the years ended April 30, 2024 and 2023:

	For the Years Ended April 30,
	2024		2023
	US$	% of total revenues	US$	% of total revenues
Revenues
Service and maintenance	4,195,079	79.3	3,964,964	77.6
Sales of robots	954,108	18.0	902,492	17.7
Robot as a service (“RaaS”)	139,142	2.7	243,684	4.7
Total revenues	5,288,329	100.0	5,111,140	100.0

Range of service and robotic solutions:

a)           Service and Maintenance

Revenue from service and maintenance encompasses a range of support and maintenance services, including preventive and corrective maintenance of our robots, manning services, training, data transfer, and both software and hardware upgrades. Customers can opt to purchase a service and maintenance contract tailored to their requirements, offered at a fixed price without variable consideration, typically for an average term of 5 years. Revenue from provide service and maintenance is recognized over time on a straight-line basis over the period of services provided. Revenue of service and maintenance represented approximately 79.3% and 77.6% of our total revenues for the years ended April 30, 2024 and 2023, respectively.

b)           Sales of robots

Revenue from robot sales is generated through the sale of hardware and software licenses, including spare parts and services related to robot setup and commissioning. The sales income is recognized upon the products are physically delivered and accepted by the customers. Revenue from sales of robots accounted for approximately 18.0% and 17.7% of our total revenues for the years ended April 30, 2024, and 2023, respectively.

c)           Robot as a service (“RaaS”)

Our subscription-based model offers end-users the option to lease our robots for a fixed monthly fee, which includes comprehensive maintenance and support services. The typical contract duration ranges from 1 to 5 years. Revenue from these subscriptions is recognized on a straight-line basis over the service period. Revenue from RaaS accounted for approximately 2.7% and 4.7% of our total revenues for the years ended April 30, 2024 and 2023, respectively.

Revenue — Segment information

The CODM does not review assets and liabilities by operating segment for the purpose of resource allocation and performance assessment. Therefore, only segment revenue and segment results are presented.

Revenue	AMR	AGV	Other	Total
2024	477,610	4,761,222	49,497	5,288,329
2023	453,863	4,582,837	74,440	5,111,140

Revenue contribution from AMR and AGV increased to US$477,610 (FY23: US$453,863) and US$4,761,222 (FY23: US$4,582,837) respectively due to increased Sales team member hired and deployed and Sales/Distribution channels established, coupled with increased marketing activity and expenditure.

Revenue — Geographical segments

Geographical segments are analysed by three principal geographical areas, namely Asia Pacific, Europe, and North America. In presenting information on the geographical segments, revenue is based on the location of customers regardless of where the goods are shipped to.

Revenue	Asia Pacific	Europe	North America	Total
2024	2,954,960	1,954,769	378,600	5,288,329
2023	2,850,835	2,245,805	14,500	5,111,140

Revenue contribution from Asia Pacific and North America increased to US$2,954,960 (FY23: US$2,850,835) and US$378,600 (FY23: US$14,500) respectively due to increased Sales team member hired and deployed and Sales/Distribution channels established, coupled with increased marketing activity and expenditure. Revenue contribution from Europe instead dropped to US$1,954,769 (FY23: US$2,245,805) as the demand dropped in tandem with the escalating energy cost arising from the war in Ukraine.

Cost of revenues

Cost of revenues primarily includes costs related to subcontracting, labor, and the materials used in the manufacturing of robots, as well as those used for maintenance services. Cost of revenue represented 68.4% and 75.3% of our total revenues for the years ended April 30, 2024 and 2023, respectively.

Gross profit and gross profit margin

The following table sets forth our gross profit and gross profit margin by revenue streams for the periods indicated.

	For the Years Ended April 30,
	2024		2023
	Gross Profit	Gross Profit Margin	Gross Profit	Gross Profit Margin
	US$	%	US$	%
Gross profit:
Service and maintenance	1,225,385	29.2	868,677	21.9
Sales of robots	370,367	38.8	294,904	32.7
Robot as a service (RaaS)	77,190	55.5	97,375	40.0
Total gross profit	1,672,942	31.6	1,260,956	24.7

Gross profit represents our revenues less cost of revenues. Our gross profit margin represents our gross profit as a percentage of our revenues. Our gross profit and margin are influenced by various factors, including the type of customer, project size, type and nature of services rendered, and trade volume. Our gross profit was approximately US$1.7 million and US$1.3 million, respectively, and our gross profit margin was 31.6% and 24.7%, respectively, for the years ended April 30, 2024 and 2023.

Other income

The following table sets forth our other income, both in absolute amount and as a percentage of total revenues, for the years ended April 30, 2024 and 2023:

	For the Years Ended April 30,
	2024		2023
	US$	% of total revenues	US$	% of total revenues
Government grants	142,390	2.7	216,034	4.2
Swisslog consideration adjustment	259,875	4.9	486,468	9.5
Miscellaneous (expense)/income	(35,996)	(0.7)	36,821	0.8
Total other income	366,269	6.9	739,323	14.5

Other income amounted to approximately US$0.4 million and US$0.7 million for the years ended April 30, 2024 and 2023, respectively.

Government grants of approximately US$0.1 million for the year ended April 30, 2024 primarily represented (i) Inland Revenue Authority of Singapore (IRAS) Progressive Wage Credit Scheme Fund by the Singapore Government to provide transitional wage support for employers; (ii) Capital Construction Fund granted by the SG Innovate, designed to support entrepreneurial scientists to launch, prove, build, and scale deep tech innovations from Singapore to the world; and (iii) Enterprise Development Grant (EDG) Innovation & Productivity Grant by the Singapore Government to provide support for innovation projects. In addition, the Swisslog consideration adjustment represented deferred consideration adjustments due to unmet revenue targets, as specified in the Swisslog’s AGV business acquisition agreement with Swisslog Healthcare Holdings AG. Furthermore, the miscellaneous expense of US$35,996 primarily arose from the write-off of internally developed intangible assets.

Government grants of approximately US$0.2 million for the year ended April 30, 2023 primarily represented (i) IRAS Progressive Wage Credit Scheme Fund by the Singapore Government to provide transitional wage support for employers; (ii) IRAS job growth incentive provided by the Singapore Government under the Job Support Scheme to stimulate employment growth; (iii) Grants provided by Infocomm Media Development Authority (“IMDA”) of Singapore to promote the innovation of AMR development; and (iv) P-Max Assistance Grant under P-Max Program to help small and medium-sized enterprises (SMEs) to better recruit, train, manage and retain their newly-hired Professionals, Managers, Executives and Technicians (PMETs). In addition, the Swisslog consideration adjustment represented deferred consideration adjustments due to unmet revenue targets, as specified in the Swisslog’s AGV business acquisition agreement with Swisslog Healthcare Holdings AG. Furthermore, miscellaneous income of US$36,821 represented other ancillary services income, which is not within the scope of revenue.

Operating expenses

Sales and marketing expenses

Sales and marketing expenses include salaries and contributions to retirement benefit schemes for our sales and marketing employees, travel and business development expenses covering both domestic and international travel, as well as other expenditures incurred in the pursuit of business development and expanding our business network. Sales and marketing expenses accounted for 19.5% and 29.3% of our total revenues for the years ended April 30, 2024 and 2023, respectively.

General and administration expenses

General and administration expenses mainly comprise (i) salaries and contributions to retirement benefit schemes for our administration and operation employees; (ii) services fee for audit, legal, and other professional services; (iii) rental and related expenses for leasing of our office premises; (iv) IT support software subscription and telecommunication support for daily administration work; (v) foreign currency exchange loss (gain) resulting from the exchange difference in remeasuring foreign currency balances; (vi) inventory written off and obsolete provision; and (vii) depreciation of our property, plant and equipment, amortization of our intangible assets primarily related to favorable rights, contract backlogs, and customer relationships, and other office operating expenses. General and administration expenses accounted for 98.0% and 103.7% of our total revenues for the years ended April 30, 2024 and 2023, respectively.

Research and development expenses

Research and development expenses include salaries and contributions to retirement benefit schemes for our research and development employees, as well as amortization of our intangible assets primarily related to IP and R&D software, and other research and development expenses. Research and development expenses accounted for 16.5% and 23.8% of our total revenues for the years ended April 30, 2024 and 2023, respectively.

Finance cost

Finance costs primarily consisted of accrued interest from loans from related parties, and interest expense from lease liability. Finance costs accounted for 26.6% and 13.6% of our total revenues for the years ended April 30, 2024 and 2023, respectively.

Income tax expenses

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income, corporation or capital gains tax in the Cayman Islands. In addition, our payment of dividends, if any, is not subject to withholding tax in the Cayman Islands.

Singapore

Our operating subsidiary in Singapore is subjected to Singapore Corporate Income Tax. For the years ended April 30, 2024 and 2023, we were subject to a tax rate of 17% on the entire chargeable income, if any. Income tax accounted for 1.4% and nil of our total revenues for the years ended April 30, 2024 and 2023, respectively.

Under relevant Singapore tax laws save for any form of fraud or willful default, the statutory time limit for the IRAS to raise any assessments or additional assessments is generally 4 years after the expiry of the particular year of assessment for Corporate Income Tax, and 5 years after the end of the prescribed accounting period for Goods and Services Tax. As of April 30, 2024 and 2023, we had no open tax investigations from the tax authority and we do not consider that there was any uncertain tax position as of those dates.

Germany

Our subsidiary in Germany is subject to German corporate income tax (Körperschaftsteuer) at a uniform rate of 15% plus the solidarity surcharge (Solidaritätszuschlag) of 5.5% thereon, resulting in a total tax rate of 15.825%.

United States

Under the current U.S. federal corporate income tax law, our subsidiary in the United States is subject to 21% income tax on its taxable income generated from operations in the United States. Our subsidiary in the United States does not have any taxable income for all periods presented.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years ended April 30, 2024 and 2023 as indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any year are not necessarily indicative of the results that may be expected for any future trends.

	For the Years Ended April 30,
	2024		2023
	US$	% of total revenues	US$	% of total revenues
Revenues
Service and maintenance	4,195,079	79.3	3,964,964	77.6
Sales of robots	954,108	18.0	902,492	17.7
Robot as a service (“RaaS”)	139,142	2.7	243,684	4.7
Total revenues	5,288,329	100.0	5,111,140	100.0

Cost of revenue	(3,615,387)	68.4	(3,850,184)	75.3

Gross profit	1,672,942	31.6	1,260,956	24.7
Other income	366,269	6.9	739,323	14.5
Operating expenses
General and administration	(5,183,824)	98.0	(5,301,178)	103.7
Sales and marketing	(1,030,463)	19.5	(1,495,204)	29.3
Research and development	(872,998)	16.5	(1,216,139)	23.8
Total operating expenses	(7,087,285)	134.0	(8,012,521)	156.8

	For the Years Ended April 30,
	2024		2023
	US$	% of total revenues	US$	% of total revenues
Operating loss	(5,048,074)	95.5	(6,012,242)	117.6

Finance cost	(1,410,115)	26.6	(694,769)	13.6

Loss before income tax expense	(6,458,189)	122.1	(6,707,011)	131.2
Income tax expenses	(71,686)	1.4	(1,656)	—
Loss for the financial year	(6,529,875)	123.5	(6,708,667)	131.2

Year Ended April 30, 2024 Compared to Year Ended April 30, 2023

Revenues

Total revenues increased by 3% from US$5.1 million for the year ended April 30, 2023 to US$5.3 million for the year ended April 30, 2024. This growth was primarily driven by an increase in the revenue from service and maintenance, as well as the revenue from sales of robots. However, it was partially offset by a decline in revenue from RaaS.

Service and maintenance — Revenue from service and maintenance slightly increased by approximately US$0.2 million, or 5.8%, from approximately US$4.0 million for the year ended April 30, 2023, to approximately US$4.2 million for the year ended April 30, 2024, which was mainly due to the increase in service prices and rates. Specifically, the prices and rates for hospital projects rose by 5% during the year ended April 30, 2024, compared to last year, in order to cater for inflation.

Sales of robots — Sales of robots slightly increased by US$51,616, or 5.7%, from approximately US$0.9 million for the year ended April 30, 2023, to approximately US$1.0 million for the year ended April 30, 2024. This was due to the increase in demand from customers for the products of O-R3 and Camello. To adapt to evolving technology and market demands, we continuously innovate. As part of this effort, we launched the second generation of Camello, Camello+, which will also serve as our future revenue growth point.

Robot as a service — Revenue from Robot as a service dropped by approximately US$0.1 million, or 42.9%, from approximately US$0.2 million for the year ended April 30, 2023, to approximately US$0.1 million for the year ended April 30, 2024. This decline was due to the discontinuation of the O-RX and O-R2 leases during the year ended April 30, 2024, as we observed a significant shift in customer priorities following the pandemic.

Key factors contributing to this decline include:

•        Decreased urgency for pandemic-driven solutions — Demand for autonomous disinfection and concierge robots declined as pandemic-related restrictions eased.

•        Rapid technological advancements and changing customer preferences — Rapid innovation in robotics have shortened product life cycles, with customers seeking next-generation robotics with enhanced AI capabilities and greater efficiency. As a result, they were less inclined to commit to long-term RaaS agreements unless it was new technology.

In response to evolving technology and market demands, we have launched a new generation product, Camello+, a next-generation autonomous delivery and security robot designed to offer enhanced efficiency, improved AI capabilities, and seamless integration with modern logistics systems. Camello+ combines both the Camello and O-R3 models, addressing customer feedback for greater reliability, scalability, and adaptability in diverse operational environments.

Cost of revenues

Cost of revenues decreased by US$234,797 or 6.1% from approximately US$3.8 million for the year ended April 30, 2023 to US$3.6 million for the year ended April 30, 2024. This trend was attributable to improved cost controls and the launch of the new generation products, which are more cost-efficient.

Gross profit

Our gross profit increased by approximately US$0.4 million or 32.7%, from approximately US$1.3 million for the year ended April 30, 2023 to approximately US$1.7 million for the year ended April 30, 2024. Our gross profit margin for the year ended April 30, 2024, was approximately 31.6%, compared to approximately 24.7% for the year ended April 30, 2023.

Gross profit margin of Service and Maintenance revenue increased to 29.2% for the year ended April 30, 2024, compared to 21.9% for the year ended April 30, 2023. This improvement was primarily due to the successful execution of larger and more complex projects, which allowed us to charge higher margins. Additionally, we implemented better cost controls for services, increasing profitability by bringing in skilled and capable staff to handle complex projects and reducing reliance on subcontractors.

Gross profit margin of Sales of robots increased to 38.8% for the year ended April 30, 2024, compared to 32.7% for the year ended April 30, 2023, and the gross profit margin of RaaS increased to 55.5% for the year ended April 30, 2024, compared to 40.0% for the year ended April 30, 2023. The increase in the gross profit margin for the two revenue streams was primarily driven by the successful launch of new-generation products that closely follow technological and market trends. The upgraded products typically yield a relatively higher gross profit margin than the old generation products.

Other income

Other income decreased by approximately US$0.3 million from approximately US$0.7 million for the year ended April 30, 2023 to approximately US$0.4 million for the year ended April 30, 2024. This decrease was primarily due to a change in the consideration value for the acquisition of Swisslog’s AGV business. The acquisition consideration was initially calculated based on the anticipated revenue at the time of the acquisition; however, it is variable and subsequently adjusted based on the actual revenue. Variances between actual and anticipated revenue impact the estimated value of the consideration.

Operating expenses

General and administrative expenses primarily comprise personnel-related costs for executive management and administrative functions, including finance and accounting, human resources, general corporate expenses, and general insurance. These expenses also include depreciation of property and equipment, amortization of our intangible assets primarily related to favorable rights, contract backlogs, and customer relationships, as well as amortization of right-of-use assets, and are recognized as incurred.

For the year ended April 30, 2024, general and administrative expenses decreased by US$117,354 or 2.2%, compared to the year ended April 30, 2023. The decline was primarily attributed to the absence of a US$0.77 million obsolescence provision and asset write-off recorded in the prior year. Additionally, audit and legal fees decreased by US$0.23 million compared to the prior year. The decline was offset mainly by an increase in salaries and wages of US$0.44 million and a foreign exchange impact of US$0.44 million.

Sales and marketing expenses decreased by approximately US$0.46 million to approximately US$1.0 million for the year ended April 30, 2024. This decrease was primarily driven by the non-recurrence of the commission payment in relation to the fundraising activities.

Research and development expenses decreased by approximately $0.3 million, totaling approximately $0.9 million for the year ended April 30, 2024. This decrease is attributable to the capitalization of development-related expenditures for internally generated intangible and tangible assets, in accordance with IFRS guidelines.

Finance cost

Finance cost increased by approximately US$0.7 million from approximately US$0.7 million for the year ended April 30, 2023 to approximately US$1.4 million for the year ended April 30, 2024. The increase was mainly due to the average interest rate of the director loan increasing from 6% for the year ended April 30, 2023 to 12% for the year ended April 30, 2024.

Loss before income taxes

We had a loss before income taxes of approximately US$6.5 million and approximately US$6.7 million for the years ended April 30, 2024 and 2023, respectively. The reduction in loss before income taxes was directly attributed to decreased operating expenses, as we focused our efforts on enhancing operational efficiency. However, this decrease was partially offset by an increase in finance costs due to higher interest expenses on director loans, which provide funding for our daily operations.

Income tax expense

Income tax expenses increased significantly from US$1,656 for the year ended April 30, 2023 to US$71,686 for the year ended April 30, 2024. The increase was mainly due to the rise in security transfer tax, which was caused by our external equity acquisitions and inter-company equity transactions during the year ended April 30, 2024.

Net Loss

As a result of the foregoing factors, net loss decreased by 2.7% from US$6.7 million for the year ended April 30, 2023 to US$6.5 million for the year ended April 30, 2024.

Liquidity and Capital Resources

Prior to this offering, our principal sources of liquidity to finance our day-to-day operations are from the financing provided by our major shareholder and related parties. We recorded net cash outflow in operating activities of US$2.3 million and US$4.6 million for the years ended April 30, 2024 and 2023, respectively.

As of April 30, 2024, we had working capital deficit of US$10.0 million, US$30,331 in cash and cash equivalents, out of which US$28,610 was held in Singapore dollar (“SGD”), and the rest was held in U.S. dollar (“US$”) and Euro Dollar (“EUR”). As of April 30, 2023, we had working capital deficit of US$12.7 million, US$34,982 in cash and cash equivalents, out of which US$15,945 was held in SGD, and the rest was held in US$ and EUR. Our cash and cash equivalents primarily consist of petty cash and balances maintained with banks in Singapore, United States and Germany. We also incurred a net loss before tax of USD 6,458,189 and net operating cash outflow of USD 2,304,590 for the year ended April 30, 2024. We have incurred recurring losses and have accumulated losses of $21,868,746 as of April 30, 2024. These factors indicate the existence of a material uncertainty which may cast significant doubt over our ability to continue as going concerns.

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. Our liquidity needs are to meet our working capital requirements, operating expenses and capital expenditure obligations. The availability of cash flow from operating activities and loans from our directors and related parties together provide us with sufficient liquidity to meet our ongoing working capital requirements.

Considering all facts and information on hand, we expect our cash on hand is sufficient to finance our working capital requirements within the normal operating cycle of a twelve-months period from the date of our consolidated financial statements are issued.

If we are unable to have sufficient fund to finance our working capital requirements within the normal operating cycle of a twelve-months period from the date of these consolidated financial statements are issued, we may consider supplementing our available sources of funds through the following sources:

•        additional equity financing from shareholders or third-party investors; and/or

•        financial support from financial institutions, our shareholders and related parties.

Based on the above considerations, we are of the opinion that we have sufficient funds to meet our working capital requirements and current liabilities as they become due within twelve months from the date of these consolidated financial statements are issued. However, there is no assurance that we will be successful in implementing our plans. There are a number of factors that could potentially arise and could undermine our plans, such as changes in the demand for our products, general market conditions and the broader capital market climate in Singapore, etc.

Cash Flows

The following table sets forth a summary of our cash flows for the years ended April 30, 2024 and 2023 as indicated.

	For the Years Ended April 30,
	2024	2023
	US$	US$
Net cash used in operating activities	(2,304,590)	(4,649,312)
Net cash used in investing activities	(500,142)	(312,556)
Net cash generated from financing activities	2,776,507	4,094,290
Net decrease in cash and cash equivalents	(28,225)	(867,578)
Foreign exchange impact on cash and cash equivalents	23,574	(177,118)
Cash, beginning of financial year	34,982	1,079,678
Cash, end of financial year	30,331	34,982

Operating activities

Net cash used in operating activities for the year ended April 30, 2024 was approximately US$2.3 million, the difference between our net loss of approximately US$6.5 million and the net cash used in operating activities was primarily attributable to (i) depreciation and amortization expense of US$1.4 million on property, plant and equipment, intangible assets based on our accounting policies; (ii) finance cost of US$1.4 million in relation to loans from related parties; (iii) impairment and write off of assets of US$0.2 million; (iv) a decrease in inventories of US$0.4 million, primarily attributable to the decrease in components for the production of robots; and (v) an increase of approximately US$0.8 million in trade and other payables, which was primarily attributable to the increase in accrued interest on related party loans, the increase in deposits received due to the expansion of business, and partially offset by a decrease in deferred consideration payable to Swisslog Healthcare Holding AG for the acquisition of Swisslog assets.

Net cash used in operating activities for the year ended April 30, 2023 was approximately US$4.6 million, the difference between our net loss of approximately US$6.7 million and the net cash used in operating activities was primarily attributable to (i) depreciation and amortization expense of US$1.5 million on property, plant and equipment, intangible assets based on our accounting policies; (ii) finance cost of US$0.7 million in relation to loans from related parties; (iii) impairment and write off of assets of approximately US$1.0 million; (iv) an increase of approximately US$0.2 million in trade and other payables, which aligned with the expansion in sales activities, leading to an increase in purchase of components to support operations; partially offset by (v) an increase in inventories of US$0.3 million, primarily attributable to predictable sales growth expectations; and (vi) an increase of approximately US$0.5 million in trade and other receivables due to intensified sales activities with our customers near the year end.

Investing activities

Net cash used in investing activities for the years ended April 30, 2024 and 2023 was approximately US$0.5 million and US$0.3 million, respectively, which was entirely spent on the purchase of property, plant and equipment and investment in intangible assets.

Financing activities

Net cash generated from financing activities for the year ended April 30, 2024 was approximately US$2.8 million. This was primarily due to (i) proceeds from related party loans of approximately US$3.8 million; (ii) repayment of related party loans of approximately US$0.7 million; and (iii) repayment of lease liabilities of approximately US$0.3 million.

Net cash generated from financing activities for the year ended April 30, 2023 was approximately US$4.1 million. This was primarily due to (i) proceeds from related party loans of approximately US$8.2 million; (ii) repurchase of ordinary shares of approximately US$0.8 million; (iii) repayment of other financial liability of approximately US$3.1 million; and (iv) repayment of lease liabilities of approximately US$0.3 million.

Quantitative and Qualitative Disclosures about Market Risks

Foreign currency translation and foreign currency risks

Our reporting currency is United States Dollars (“US$”). The functional currency of our company and our subsidiaries incorporated in Cayman, and United States, is US$. The functional currency of our subsidiary incorporated in Germany is euro (“EUR”), and the functional currency of our Singapore subsidiaries is Singapore dollar (“SGD”). Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in a foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulted exchange differences are recorded as general and administration expenses in the consolidated statements of loss and other comprehensive loss.

The financial statements of our subsidiaries in Singapore and Germany are translated from their functional currency into US$. Assets and liabilities are translated into US$ using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings or deficits generated in the current period are translated into US$ using the appropriate historical rates. Revenues, expenses, gains and losses are translated into US$ using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive income or loss in the consolidated statements of loss and other comprehensive loss, and the accumulated foreign currency translation adjustments are recorded in currency translation reserve as a component of consolidated statements of change in equity.

Our operating activities are mainly transacted in SGD, US$, and EUR, which are also the functional currencies of the respective subsidiaries. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. We consider the foreign exchange risk in relation to transactions denominated in SGD with respect to US$ is not significant, as the SGD and US$ are pegged and the exchange rate between them tends to remain stable. At the same time, we are exposed to foreign exchange risk in relation to transactions denominated in EUR. If EUR depreciates against US$, it could have an impact on our consolidated financial statements.

As of April 30, 2024, we had net EUR-denominated liabilities of US$306,209. We estimate that a 10% depreciation of EUR against US$ based on the currency exchange rate on April 30, 2024 would result in an increase of US$30,621 against our shareholders’ equity whilst we estimate that a 10% appreciation of EUR against the US$ based on the currency exchange rate on April 30, 2024 would result in a decrease of US$30,621 against our shareholders’ equity accordingly.

We consider that the overall foreign exchange risk is not significant, and we have not used any instruments or derivatives to manage or hedge the risk.

Concentration of credit risk

Financial instruments that potentially subject us to the credit risks consist of cash and cash equivalents, trade and other receivables. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates.

We deposit our cash and cash equivalents in various commercial banks in the Singapore, United States and Germany. As of April 30, 2024, most of cash and cash equivalents was deposited with banks in Singapore. Balances maintained with banks in Singapore are insured under the Deposit Insurance Scheme introduced by the Singapore Deposit Insurance Corporation Limited. The maximum insured amount was SGD 75,000 (equivalent to US$55,098) until March 31, 2024, after which it was increased to SGD 100,000 (equivalent to $73,464) commenced from April 1, 2024, whilst the balances maintained by us may at times exceed the insured limits. Cash balances maintained with banks in Singapore are not otherwise insured by the Federal Deposit Insurance Corporation or other programs. We have not experienced any losses in these bank accounts and we believe that we are not exposed to any significant credit risk on cash and cash equivalents.

Assets that potentially subject us to a significant concentration of credit risk primarily consist of trade and other receivables. We perform regular and ongoing credit assessments of the counterparts’ financial conditions and credit histories. We also assess historical collection, aging of receivables and general economic conditions. We consider that we have adequate controls over these receivables in order to minimize the related credit risk. As of April 30, 2024 and 2023, no expected credit loss allowance was provided for trade and other receivables.

Interest rate risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. We are exposed to floating interest rate risk on bank deposits, particularly during periods when the interest rate is expected to have significant changes. Nevertheless, given the amounts of bank deposits in question, we consider our interest rate risk to be not material, and we have not used any derivatives to manage or hedge our interest rate risk exposure.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources and would be considered material to investors.

Commitments and Contingencies

The following table summarizes our operating lease commitment as of April 30, 2024:

	Less than 1 year	Between 1 – 2 years	Between 2 – 3 years	Between 3 – 4 years	Total
	US$	US$	US$	US$	US$
Operating lease commitment	254,306	139,486	95,784	20,348	509,924
Total	254,306	139,486	95,784	20,348	509,924

Other than as shown above, we did not have any significant financial and capital commitments, long-term obligations, or guarantees as of April 30, 2024 and 2023.

As of April 30, 2024 and 2023, we were not a party to any legal or administrative proceedings. In addition, there were no legal or regulatory proceedings, either individually or in the aggregate, which could have resulted in an unfavorable outcome with a material adverse effect on our results of operations, consolidated financial condition, or cash flows.

As of the date of this prospectus, we did not have any loss contingencies which are required to be recognized or disclosed in our consolidated financial statements.

Seasonality

The nature of our business does not appear to be affected by seasonal variations. We may experience fluctuations in demand due to heightened or weakened economic conditions, geopolitical events, and shifts in trade patterns in areas where we operate.

Inflation

Whilst inflation has been a global issue impacting many countries around the globe, inflation in Singapore has not materially affected our results of operations in recent years. According to Singapore Department of Statistics, consumer price index of Singapore increased from 113 for the year ended April 30, 2023 to 116 for the year ended April 30, 2024 and the core inflation rate slightly decreased from 5.7% for the year ended April 30, 2023 to 2.7% for the year ended April 30, 2024. Although we have not been significantly affected by inflation at this point in time, we may be affected if Singapore and any other jurisdiction where we operate in the future experience higher rates of inflation in the future.

Significant Accounting Policies and Critical Accounting Judgments and Estimates

Our consolidated financial statements included elsewhere in this prospectus have been prepared in accordance with International Financial Reporting Standard (“IFRS”). The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. We are of the opinion that there are no critical judgements (other than those involving estimates) that have a significant effect on the amounts recognized in the consolidated financial statements. We believe the following accounting estimate involves the most significant judgments used in the preparation of our consolidated financial statements.

Critical Accounting Estimates

Impairment of intangible assets

Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives. We estimate the useful lives of intangible assets to be 2 to 10 years. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. We also test our intangible assets not yet available for use for impairment annually by comparing their respective carrying amounts with their corresponding recoverable amounts.

Recent Accounting Pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Summary of Significant Accounting Policies”.

BUSINESS

Overview

We are a Singapore-based company specializing in AMRs and robotics solutions, with cutting-edge robotics software development and manufacturing capabilities. Founded in 2015, we are an innovator in advanced robotics autonomy technologies and next-generation AI. Our mission is to disrupt, revolutionize, and redefine the global facilities management industry with our AI-enabled AMRs and robotics solutions across security, disinfection, last-mile delivery, and healthcare facilities.

Leveraging our core software technologies, robot and machine outdoor autonomy expertise, and AI-enabled AMRs, our products empower customers to enhance productivity, reduce reliance on human capital, and seamlessly integrate automation into their facilities management operations. By addressing labor shortages, rising wages, and labor cost challenges, we aim to empower the entire facilities management industry globally.

For the fiscal years ended April 30, 2024, and 2023, we reported revenues of US$5.3 million and US$5.1 million, respectively, and net losses of US$6.5 million and US$6.7 million, respectively. To drive growth, we are focused on advancing our core software technologies, the commercialization of our latest Autonomous Navigation System (“ANS”) Version 3, Odyssey, tailored for the AMR and robotics industry, and the expansion of our production capacity. These efforts aim to enable cost-efficient manufacturing and competitive pricing as we develop our next-generation Transcar 5.0 and Camello+ solutions.

Additionally, we are actively increasing our global presence in the security and healthcare facilities management industries by expanding our sales and marketing team, strengthening our distribution network, and pursuing strategic alliances, acquisitions, investments, and partnership opportunities.

Market Opportunities

The global facility management market size was valued at USD 1,277.8 billion in 2023 and is projected to grow from USD 1,315.7 billion in 2024 to USD 2,284.8 billion by 2032, exhibiting a compound annual growth rate of 8.2% during the forecast period2. We believe the world is entering a new era where AMRs, robotics and AI are becoming increasingly prevalent in the facilities management for residential communities, hospitals, hotels, office blocks, parks, airports, train stations, university campuses, shopping malls, and warehouses. Every such facility requires guarding, cleaning and delivery services. However, aging populations, inflation, structural labor changes and shortages, high labor turnover rate, rising labor costs, and post-COVID health-conscious human behavior changes have created acute challenges for the facilities management industry, especially in the realm of security, sanitation, healthcare, and delivery, where the jobs and tasks involved may be dangerous, tedious, repetitive, or generally less desirable. These existing labor challenges were further intensified during the COVID-19 pandemic following government containment measures such as lock-downs, social distancing, and mobility and travel restrictions. We believe that the shortage of a security, cleaning and delivery workforce will persist as new facilities and buildings continue to be built.

Furthermore, we believe the COVID-19 pandemic had a significant impact on the healthcare industry. Due to what we believed to be a shortage of healthcare workers, low productivity and a surge in patients, some hospitals were pushed to capacity, draining the healthcare resources. Hospitals were forced to make difficult decisions in order to prioritize care for critically ill patients while avoiding infecting healthcare workers. Thus we believe there was an immediate and critical need to improve the infrastructure and redeploy the workforce to cope with labor shortages in the healthcare industry that may occur again in the future.

We believe these and similar challenges create demand for robotic and AMR substitutes, and we aspire to disrupt the facilities management industry with our AI-enabled AMRs and robotics solutions in the realms of security, disinfection, sanitation, last-mile delivery, logistics, and healthcare. We designed our advanced AI-enabled AMRs and robotics solutions to assist humans augmenting the tasks in roles such as security guards, sanitation workers, delivery workers, receptionists, and manual laborers, among other examples. Our integrated AMR and robotics solutions enable our customers to automate their services, boost productivity, reduce reliance on human capital, and free labor by allowing humans to focus on higher-value work.

____________

2        https://www.fortunebusinessinsights.com/industry-reports/facility-management-market-101658

The projected compound annual growth rate (CAGR) of 8.2% for the global facility management market from 2024 to 2032 is based on several material assumptions:

•        Continued Urbanization and Industrialization:    The assumption that rapid urbanization, infrastructure development, and industrial expansion will persist globally, especially in emerging economies (APAC regions), driving demand for comprehensive facility management solutions.

•        Technological Advancements:    The expectation that technological innovations such as IoT (Internet of Things), artificial intelligence (AI), automation, and advanced software solutions will continue to be integrated into facility management practices, significantly enhancing operational efficiency, predictive maintenance capabilities, and resource optimization.

•        Increased Outsourcing Trends:    The assumption that organizations will increasingly outsource non-core activities, including facility management services, to specialized third-party providers to achieve cost efficiencies, improved service quality, and better resource allocation.

•        Sustainability and Regulatory Compliance:    The assumption that sustainability initiatives, energy efficiency goals, and stricter regulatory compliance requirements will continue to gain importance worldwide. This trend is expected to drive demand for advanced facility management solutions focused on environmental sustainability and green building practices.

•        Investment in Infrastructure Development:    The assumption of sustained government and private sector investments in infrastructure projects across sectors such as transportation, healthcare, commercial real estate, and industrial facilities. For instance, significant infrastructure spending by governments (e.g., China’s planned investment of approximately USD 394 billion in building infrastructure) is expected to create substantial opportunities for facility management services.

•        Post-Pandemic Workplace Dynamics:    An assumption that the hybrid work model adopted post-pandemic will remain prevalent or expand further, necessitating enhanced workplace management solutions to ensure employee health, safety, productivity, and efficient space utilization.

These underlying assumptions are critical to the realization of the projected CAGR of 8.2% for the global facility management market through 2032. Any significant deviations or disruptions in these trends — such as economic downturns affecting infrastructure investments, slower-than-expected technological adoption rates, regulatory changes impacting outsourcing practices, or shifts in workplace models — could materially impact actual market growth outcomes compared to these projections.

Our Solutions

We design, develop, manufacture, market, maintain, service, and support various advanced AI-enabled AMRs, Ultraviolet-C (“UV-C”) disinfection system, hospital intralogistics automated guided vehicles (“AGVs”) and other robotics solutions, which are empowered by our proprietary core robotics software and outdoor autonomy technology. What we believe to be our innovative and reliable AMRs, AGVs, UV-C disinfection system and other robotics solutions (collectively “our products”), together with our highly-scalable software technologies and robotics outdoor autonomy expertise, enable us to form an AMR and robotics ecosystem and provide our AI-enabled AMRs and robotics solutions which are capable of seamlessly integrating with other service providers in the facilities management industry. Our AMRs, robotics, and disinfection solutions can be deployed in a broad spectrum of facilities management service scenarios, including commercial and residential property management, hospital intralogistics management, disinfection protocol management, and supply-chain logistics management.

Our innovative AMRs, AGV, robotics, and UV-C disinfection systems include:

Security Patrol AMR:

•        The O-R3.    The O-R3 is our autonomous security patrol AMR to be primarily used outdoors. The O-R3 is our AMR solution to the security industry’s human capital crunch. We consider O-R3 as the bellwether of our proprietary software technology and robotics outdoor autonomous expertise. The O-R3 robot is designed to autonomously patrol, survey, and monitor a geo-fenced area to augment the security operations, with real-time on-site data collection and analysis ability.

Last-Mile Delivery AMR:

•        Camello+.    In January 2024, we launched the second generation of Camello, Camello+. Camello+ challenges the conventional robotics approach by shifting from a single-purpose robot to a versatile, multi-purpose design. Camello+ is an AMR engineered to provide a flexible solution for both delivery and security applications. It navigates seamlessly through both indoor and outdoor environments, offering customization options for various use cases, including healthcare logistics and last-mile e-commerce deliveries. Its application-dependent software allows end users to conveniently toggle between security and delivery functions. This innovative approach sets a new standard for adaptability and efficiency in the field of robotics. Camello+ is our autonomous last-mile delivery AMR designed as a robotic “courier” for on-demand logistics services, capable of securely delivering up to 132lbs of cargoes, including parcels and groceries, to end-users customers from a distribution hub.

Healthcare Intralogistics AGVs:

TransCar.    TransCar is an AGV that is utilized for intralogistics within hospital facilities to transport heavy, bulky or palletized goods. The TransCar AGV system was initially developed and commercialized by Swisslog Healthcare in 2004, and as of the date of this prospectus there are over 580 installed TransCar AGV systems in EMEA and APAC markets. In December 2021, Otsaw Technology Solutions Pte. Ltd. and Swisslog Healthcare established a joint venture, the Otsaw-Swisslog JV. Through the Otsaw-Swisslog JV, we sell the TransCar AGV systems globally and provide maintenance and support services for the installed TransCar AGV systems in EMEA and APAC together with Swisslog Healthcare. Swisslog Healthcare is currently transferring the know-hows and the technologies in relation to TransCar AGV system to Otsaw, and we are in the early research and development stage to upgrade the TransCar AGV to the next generation, Transcar 5.0, which will be empowered by Otsaw’s proprietary core software technologies and robotics autonomy expertise. As of the date of this prospectus, we have conducted a successful trial of TransCar 5.0 in a public hospital in Singapore, and we expect to launch production of TransCar 5.0 by Q4 2025, with our first commercial deployment targeted for Q1 2026.

UV-C Disinfection System:

•        AirGuard.    UV-C LED modules installed within heating, ventilation, and air conditioning (“HVAC”) systems of buildings and vehicles to disinfect airborne bacteria and viruses at a disinfection efficacy of 99.99%.

•        TreX.    A portable UV-C disinfection device for surface disinfection with a disinfection efficacy of 99.99% within an 8 feet range.

•        O-RX.    We believe our O-RX robot is the world’s first autonomous disinfection robot to utilize UV-C LED technology to combat viruses and other pathogens. It is capable of autonomously navigating and disinfecting up to 2,500 square feet per hour at a disinfection efficacy of 99.99%.

Our proprietary core AMR and robotics software and AI-enabled outdoor autonomy technologies are our core competencies and include the following:

Patented 3D Simultaneous Localization and Mapping (“3D SLAM”) Technology:

•        Our patented 3D SLAM software systems enable our AMRs to build a 3D map and navigate accurately and safely through an unfamiliar, unstructured, and challenging environment while simultaneously identifying its own locations.

Sensor Fusion Technology:

•        Our proprietary Sensor Fusion technology and its algorithms analyzes the sensory data acquired from all sensors on the AMR and synthesizes these data into unified whole data in real-time, mimicking human senses and perception. This technology manages dynamic rates, biases and frequencies at which our AMRs synchronize the robotics and external environment sensor data. In particular, this technology accounts for biases amongst the multiple sensors installed on our AMRs through our proprietary algorithms, so datapoints collected by the sensors will complement one another, in order to achieve peak autonomy and accuracy.

Machine Perception Technology and AI and Machine Learning Technology:

•        This technology empowers our AMRs with what we believe to be human-like perceptive abilities and situational awareness. This allows our AMRs to respond, adapt and learn about the environment in which they operate and deal with their innate unpredictability. Our AMRs can therefore reliably and safely navigate in busy, ever-changing and dynamic outdoor and indoor environments.

Fleet Management and Control System:

•        This system is utilized by end-users of our deployed AMRs and their operators for real-time data access, AMR traffic control, battery charging management, live video feed, task allocation, and real-time remote monitoring. The system also supports two-way audio-visual communications and scheduling of autonomous navigation. The system can simultaneously operate multiple AMRs and allow them to interact with one another, enabling simultaneous deployment of AMRs in the same facility.

We believe our AMRs, UV-C LED disinfections, and intralogistics robotics ecosystems will rapidly expand and continue to play a significant role in this post-pandemic world, where the labor shortage and challenges have been critically exposed, and where the power of automation, robots and AI is being realized in the facilities management industry. Over the past seven years, we have established international distribution channels, partnerships, and customer relationships in more than 20 countries.

Our sales model consists of direct sales/purchase and Robots as a Service (“RaaS”) models, which is handled by our inhouse sales and marketing team along with our regional distributors globally across Indonesia, Malaysia, Australia, China, South Korea, Hong Kong, UAE, Oman, Kuwait, USA and the UK. These two models are designed to address the different needs, cost-considerations and risk tolerances among our current and targeted customer base. Under the direct sales model, revenue from robot sales is generated through the sale of hardware and software licenses, including spare parts and services related to robot setup and commissioning. Under the RaaS model, end-users have the option to lease our robots for a fixed monthly fee, which includes comprehensive maintenance and support services. The typical contract duration ranges from 1 to 5 years. In particular, we believe that our RaaS model enables us to deliver significant value to our customer end-users at a low cost. RaaS is a subscription-based service model, that will give our customers the convenience of included on-going maintenance, support, and software upgrades in addition to the use of our products. We envision that the RaaS model would be attractive to the end-users and accelerates market adoption of our products as it lowers the upfront costs of deployment, shifts capital expenditures to operating expenditures, and provides the operational and technical support with the ability to upgrade any leased product as new technologies emerge. Revenue from our direct sales model accounted for approximately 18.0% and 17.7% of our total revenues for the years ended April 30, 2024, and 2023, respectively, while revenue from our Raas model accounted for approximately 2.7% and 4.7% of our total revenues for the years ended April 30, 2024 and 2023, respectively.

We also provide a range of support and maintenance services, including preventive and corrective maintenance of our robots, manning services, training, data transfer, and both software and hardware upgrades. Customers can opt to purchase a service and maintenance contract tailored to their requirements, offered at a fixed price without variable consideration, typically for an average term of 5 years. Revenue of service and maintenance represented approximately 79.3% and 77.6% of our total revenues for the year ended April 30, 2024 and 2023, respectively.

Competitive Strengths

We believe our company exhibits the following competitive strengths:

A Visionary, Proven, and Experienced Management Team Consisting of Industry Veterans

We are led by our visionary and experienced management team consisting of industry veterans with complementary backgrounds. Our founder and chief executive officer, Mr. Ling Ting Ming, is a well-respected entrepreneur and industry leader in Singapore with extensive expertise in autonomous driving, robotics application and mobile technologies. Mr. Ling is also the founder of the ActiV Technology group of companies, an information communications technology provider serving enterprise and telecommunications customers, which was started in 2006 and has a presence in over 6 countries. Mr. Ling brings with him more than 27 years of technology, sales and marketing experience and a proven record in the information and communications technology industry globally. He oversees our strategy, research and development, manufacturing, and sales, and is supported by our senior leadership with a collective average of approximately 15 years of industry experience each.

Our Chief Technology Officer, Mr. Tran Thanh Quang “Louis”, is a dedicated and experienced software and hardware engineer with a demonstrable experience in the automation and robotics industry. With more than 10 years of industry experience, Louis is a multifaceted expert in robotics product development, hardware, self-driving technologies, control software and system, artificial intelligence, Internet of Things, and coding. Our chief financial officer, Ms. Charlene Lee Chu Wa, has extensive experience in finance, strategy and investments functions.

Early-mover of the Facilities Management AMR and Robotics Solutions

We were established in 2015 to disrupt the facilities management market through AI-enabled AMR and robotics solutions. We believe we are one of the first players in the robotics industry to commercialize AMR solutions targeting the facilities management industry. Over the past seven years, we have established international channels and direct customers across more than 20 countries globally, with over 600 deployed AMRs, AGVs and other robots worldwide. To date, our AMRs and robotics solutions have been deployed in many different application scenarios such as retail, hospitality, property management, security, logistics and healthcare.

As an early mover commercializing AMRs for real-world operation, especially in facilities management application, our products are stress-tested in various application scenarios and environments to ensure reliable and safe performance. We have accumulated and will continue to accumulate a vast amount of operational data as the number and working hours of our deployed AMRs and robots increase. These data-points enable us to improve our product performance, adaptability and reliability. Thus, the more data and information we learn, the more intelligent our AMRs and robots become. As a result, they become smarter, safer, more reliable, and more adaptive to a broader range of functionality over time.

Furthermore, with our proven track record and market presence in various geographical regions and industries, combined with our early-mover advantage, the head-starts in our relationships with a wide customer base, and the wide functional coverage, we are well-positioned to have in-depth expertise and institutional knowledge. We use that to address our customer’s unique and complex business challenges, use cases, and industry-specific requirements. Engaging in frequent dialogue with our customers also helps us to crystallize our customer experience and consistently refine, improve and upgrade our product offerings. Our market experience also helps to expand our product portfolio to meet the unmet needs of our customers and capture new market opportunities in the evolution of the facilities management industry towards AMRs and robotics solutions.

Engineering Leading Software Technologies and Innovative AMR Products

We are driven to provide innovative solutions that are futuristic yet applicable in our present time. The O-R3 robot, prototyped in 2017, began production in 2018, and commercialized in 2019, is one of the world’s first outdoor-ready autonomous security AMR. The O-RX robot, commercialized in June 2020, is the world’s first commercialized autonomous UV-C LED disinfection AMR. Camello, commercialized in September 2020, is Singapore’s first autonomous last-mile delivery robot. We aspire to create meaningful, innovative, and reliable robots that make people’s lives easier and help our customers thrive.

Our software foundations, consisting of our patented 3D SLAM technology, Sensor Fusion technology, machine perception technology, and the Fleet Management and Control System, enables our continuous innovation and expansion of our AMRs platforms. Our patented 3D SLAM technology is central to our core outdoor autonomy competencies and is one of our key competitive advantages. Compared to similar mapping technology developed by other companies, our 3D SLAM technology is able to build the map more efficiently, and has been proven for application in external unmapped environments. Furthermore, our scalable software and hardware platforms enable us to collaborate with our customers to expand the service capabilities of our AMRs and robots to provide tailored, commercially viable, and diversified applications and solutions for varied service scenarios. In addition, we consistently combine the best intelligence from both humans and machines to improve algorithms, boost performance, and ensure safety. Our AMRs’ sophisticated analytics, reporting, and AI capabilities may significantly differentiate us from our competitors.

As of the date of prospectus, we have [2] trademarks and [5] design registrations registered, as well as [1] pending trademark application, relating to our products in Singapore. We have [1] patent registered and [1] pending patent application in Singapore, and [1] patents registered in the United States, respectively. The registered patents are related to our 3D SLAM technology, and the pending patent application is related to our UV-C LED disinfection solutions. We will continue to monitor future technological developments for optimal integration into our products to sustain our position as a market leader.

Offering a Highly Scalable AMR, Robotics, UV-C LED Disinfection Ecosystem with a Wide-Array of Facilities Management Industry Solutions

We are one of the few market players that have the right technology to offer a broad spectrum of robotic applications at a commercially-viable scale. Most existing market players are either niche players in their respective applications or have a limited product offering or use case. Because our core software technologies and robotics platform are highly scalable, we are well-positioned to tap into many markets with tremendous monetization opportunities and rapidly expand our customer base. As our business grows, we will benefit from economies of scale and improved operational efficiency.

One of the most illustrative cases evidencing the scalability of our ecosystem is our O-RX robot, the world’s first autonomous disinfection robot to utilize UV-C LED technology to help combat the COVID-19 pandemic. We produced the first O-RX prototype in April 2020 and brought it to market in June 2020, a mere 3 months after the WHO declared COVID-19 a global pandemic, demonstrating the high scalability of our existing software and hardware platform.

Our AMRs, robots, and other products can also quickly integrate into any type and size of the facility and cater to the diverse and changing needs of organizations across industry sectors. As of the date of this prospectus, we offer AMRs and robotics solution to public service, government, and private enterprise customers in a wide-array of key sectors, for example:

•        Patrol and security services providers for residential communities, reservoir, leisure park and other public areas, as well as for marketing promotional events, universities and exhibitions;

•        Sanitation and janitorial services providers for public transportation, universities, casino, hospitals, churches, mosques, and other commercial buildings and large complexes;

•        Smart city last-mile delivery services providers in Singapore, Europe and the United States; and

•        Hospital intralogistics services providers in various major hospitals in Singapore and Europe.

Established Partnerships with Industry Players.

Our position as the early mover in AMR and robotics facilities management has attracted various industry players to become our partners, creating an extensive network for us to leverage. We believe the expertise and market coverage of these partners broadens our executional capability, reduces our execution risk, provides immediate market access to increase the speed to market, and solidifies our technological expertise. Additionally, these partnerships have allowed us to enter the global markets, particularly the United States and Europe markets, in a capital efficient manner.

Not only do we partner with businesses similar or complementary to ours, such as joint ventures with Swisslog Healthcare in Europe, we also partner with industry players in facilities management, real estate development, security services, and government agencies. On December 30, 2019, we received a letter of offer for a grant from IMDA (“LOO”). Under the LOO, IMDA provided a grant of up to SGD 499,310 to us for a qualifying period of January 6, 2020 to October 5, 2021. The grant was used to support the proof of concept for our AMR solution, Camello, and led to us entering into a memorandum of intent (“MOI”) on January 15 2021, by and among NTUC FairPrice Co-Operative (“NTUC FairPrice”) and other government agencies such as the IMDA, Housing Development Board, Urban Redevelopment Authority and the Land Transport Authority. Under the MOI, we commenced a one-year trial for Camello to provide on-demand parcel, food items, and grocery delivery services to the residential-commercial communities neighboring the Oasis Terraces mall in Punggol, Singapore. The pilot demonstrated the potential of robotics in urban logistics, paving the way for broader adoption of autonomous delivery solutions in smart city environments. The purpose of the one-year trial was to penetrate the last-mile delivery and logistics market of Singapore with our AMR solution, Camello.

In 2020, we entered into a research collaboration agreement (“RCA”) with the Singapore Institute of Manufacturing Technology, a national research institution under the Singapore Agency for Science, Technology and Research (“A*STAR”). This partnership focuses on designing and developing O-RX, an advanced robotic solution for disinfection and sanitization, that we believe addresses critical hygiene and safety needs, and was especially practical during the pandemic.

We continue to grow through allying with channel partners and strategic investors globally, enabling us to be more agile in achieving our goals in the shortest time by leveraging on our technological strength and our partners’ connections and relationship. We plan to pursue strategic co-development opportunities and arrangements that further enhance our product pipeline to create effective synergies to supplement our AMRs and robotics ecosystem. Our collaborations with industry players provide valuable knowledge that we believe will enhance our early mover advantage.

Currently, we are working with the Centre for Healthcare Assistive & Robotics Technology (CHART), a platform supported by the Ministry of Health (MOH) and the Singapore Economic Development Board (EDB), on Robotics Middleware for Healthcare (RoMi-H) integration initiatives. This partnership seeks to transform hospital logistics by enabling automated vertical mobility, streamlining elevator access, and synchronizing operations across multiple robotic platforms for healthcare facilities worldwide.

We also expect that these relationships will enhance our credibility, generate better leads and improve future conversion of customers.

We also pursue strategic alliances with systems integrators and industry leaders across industries that require our technology and solutions. We have collaborated with Singapore’s Ministry of Home Affairs (MHA) on an autonomous security robot trial, integrated our Camello autonomous delivery robot with OpenRMF (Open Robotics Middleware Framework) as part of an initiative with Mapletree Business City, and deployed our O-R3 at three different reservoir sites during the pandemic for autonomous surveillance and social distancing enforcement. We believe working with these partners will accelerate our brand awareness within various industries and provide complementary capabilities and differentiation that will attract new customers while helping us expand our customer base.

Growth Strategies

Developing Our Core Software Technologies and Commercialize Our Up-and-Coming ANS Version 3, the Odyssey, to the Entire AMR and Robotics Industry

We will continue to make significant investments in research and development to upgrade and “future-proof” our products and our core software technologies. Specifically, we are in the research and development stage to upgrade our proprietary robotics software technology, the ANS, from its Version 2 to Version 3.

As of the date of this prospectus, our revenue substantially centers around our AMR and robotics products embedded with our ANS Version 1 and Version 2. We are in the early research and development stage to independently commercialize and market the ANS Version 3, as the software solution that will provide the foundational outdoor and indoor autonomy capability for third-party AMR products and robotic platforms, under the product brand “Odyssey”. We have started commercialization of ANS Version 2 in 2025, and are in the process of collecting more data and feedback from the use of ANS Version 1 and Version 2 to improve the Odyssey. We expect to commence the development of ANS Version 3 in 2026, with a target to launch in 2028. We intend for the Odyssey to go far beyond application within our in-house AMRs and robotic products. We believe the Odyssey, which is empowered by our cutting edge outdoor autonomous software capabilities, will unlock the industry-wide application and tremendous monetization opportunities for our proprietary ANS, core software technologies and robotics outdoor autonomy expertise. The robotic software market was valued at US$20 billion in 2024, and is estimated to grow at a CAGR of 22.4% to reach US$150 billion by 2034.1 This significant market expansion presents substantial opportunities for monetization. By launching Odyssey, we would be able potentially capture a share of this expanding robotic software market.

As compared to ANS Version 1 which is compatible for single specific robot use and ANS Version 2 which is compatible for the Otsaw product range only, we envision the Odyssey to be a universal software system that will be licensed and installed to host most, if not all, third-party AMR and robotic frameworks. With Odyssey being the

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1        https://www.gminsights.com/industry-analysis/robotic-software-market software solution, the third-party AMR and robotic manufacturer and developer only need to develop the hardware and application for their robotics products. As part of the Odyssey ANS, we plan to provide Application Programming Interface (API) support and software development kits for third-party AMR and robotics companies to integrate the Odyssey to their robotics products and to tailor Odyssey’s applications to their unique needs and product design. Not only will the Odyssey provide an additional source of revenue by leveraging our existing software and AI technology, we believe that by commercializing software technology to other robots and AMRs manufacturers and developers, it will provide us with the means to be a prominent AI and AMR software solution provider to the entire robotic industry.

We believe the world is entering a new era where robots will become increasingly prevalent in all sectors, and thus we believe the Odyssey will expand our ecosystem coverage by integrating our core software technologies with all relevant players in the robotics industry. By licensing our software technologies to the pool of players in the robotics industry, the Odyssey, as an all-in-one ANS, opens up numerous applications and tremendous monetization opportunities that go beyond our current product offering. We envision the Odyssey to become the dominant ANS that represents the future trend for autonomous robotics software technology.

Expansion of Our Production Capacity for Cost-Efficient Manufacturing and Competitive Pricing

We intend to expand the production capacity of our AMRs. With our organic growth, the increasing popularity of our products, the joint ventures with Swisslog Healthcare, the expansion of our distributor network and channels and other potential strategic partnerships with various industry leaders, we expect an increase in orders for our AMRs, UV-C disinfection systems, and other products globally and a continuous rise in sales volume in the future. Our goal is to expand our production capacity to have at least three months of finished products as the inventory to sell/lease at any given time.

Expanding our production capacity enables us to meet our projected demand. This will lower manufacturing costs through economies of scale and improve overall cost-efficiency and profit margins. Ultimately, we will be able to provide our AMR and robotics solutions at a competitive price. This is important especially to cost-sensitive customers in the facilities management industries, who are relatively new to the concept of reducing human reliance. Furthermore, expanding our production capacity bolsters our inventory and insulates our production from supply chain constraints and operational disruptions. Supply chain logistics and spare parts procurement and logistics (such as semiconductors, batteries, and sensors) has been challenging due to the COVID-19 and geo-politics constraints, historically high demand, and geopolitical supply chain crises. The expansion of our production capacity may minimize the risk involved in the timely delivery of our products to consumers.

Current Production Capacity

Our Singapore facility currently operates at an estimated production capacity of 3 units per month, based on a one team, 8-hour shift system. The facility is equipped with specially designed jigs and sufficient space to host 9 production teams to work concurrently, allowing us to manufacture and assemble our products efficiently. Each production team consists of 7 personnel, including 1 manager, 1 engineer, 1 supervisor, and 4 technicians, all of whom are highly trained in ensuring adherence to quality and regulatory standards. We maintain flexibility in our operations to scale output based on demand and optimize production efficiency.

Planned Capacity Expansion by June 30, 2025

To meet the demand for our autonomous robotics solutions and support our business growth, we are executing a capacity expansion plan with the following key initiatives. These efforts will enable us to scale our production capacity to 15 units per month by Q3 2025.

•        Facility Readiness — We plan to re-layout our production floor within our current Singapore facility from 2 production lines to accommodate up to 9 production lines. This re-layout will enhance workflow efficiency and allow for higher output while maintaining compliance with safety and operational standards.

•        Automation & Outsourcing — We are actively working with vendors on automation solutions to improve production speed, precision, and consistency. We are also actively engaging with vendors to outsource sub-assemblies, which allows us to focus on our core business, better utilize our current workforce and increase our overall productivity.

•        Workforce Expansion and Training — We plan to increase our production workforce by 300% through targeted recruitment efforts. We will implement enhanced training programs to ensure efficient onboarding and maintain high production quality standards.

•        Supply Chain Optimization — We are working closely with suppliers to ensure material availability, and reduce material lead time which aligns with our increased production targets. We are implementing a system to streamline procurement, inventory management, and production scheduling.

•        Lean Production Methodologies — We are actively working on adopting lean production methodologies to streamline our current workflow, eliminate inefficiencies, and reduce production cycle time.

Expansion of Our Global Markets Presence in Security and Healthcare Facilities Management Industries.

We envision to be the vanguard and market leader in AI-enabled AMRs and robotics solutions, and one of our missions is to disrupt the security and healthcare facilities management industries worldwide. We will continue to grow our customer base and the market presence of our products worldwide and explore more opportunities with existing customers and partners.

In relation to the security facilities management industry, we plan to build upon the advantage in our position as one of the first movers in AMR security solutions by utilizing our mature O-R3 security patrol robot platform. We plan to leverage our existing customer base to penetrate markets in more geographic regions. We aim to achieve a more global reach by collaborating with industry leaders in facilities management, security service providers, and governmental entities. At the same time, we will continue to explore up-selling and cross-selling opportunities with existing customers and business partners to deepen our relationships. In addition to the initial locations in which we distribute and sell, including Singapore, Southeast Asia, North Asia, and Europe, we recognize that there are various other regions or countries facing labor cost challenges and human capital shortages in both the security and facilities management industry and there are additional opportunities in these regions.

With a focus on regions experiencing labor cost challenges and human capital shortages, we intend to expand our presence in the United States, Canada, the United Kingdom, Australia, and the Gulf Cooperation Council (GCC) countries, through a robust channel partner strategy, partnering with local industry leaders, distributors, and service providers who have established networks and expertise in these markets. Through these strategic partnerships, we aim to accelerate market penetration, address region-specific logistics and regulatory challenges, and enhance our ability to meet the growing demand for automated healthcare logistics solutions. This approach will enable us to scale operations, drive adoption of our AMR delivery and security solutions, and foster long-term relationships with customers and partners in these regions. We are in the process of evaluating our market entry strategies, including identifying suitable partners, assessing market competition and analyzing the regulatory requirements in each jurisdiction, which may include compliance with healthcare security regulations, data privacy laws, and industry licensing requirements. We have initiated our expansion efforts in the United States, and we plan to extend our reach to other target regions over the next 1 to 3 years following the Offering. The timing of market entry will depend on factors such as partnership opportunities, market demand, and the successful acquisition of necessary regulatory approvals.

In relation to the healthcare facilities management industry, our joint venture with Swisslog Healthcare provides us with an immediate customer base and market access to hospitals and healthcare facilities in Europe and Southeast Asia, which are regions with a particularly high barrier to entry. Swisslog Healthcare’s strong reputation in the healthcare industry, along with the value of its TransCar hospital intralogistics product, are effectively complemented by our existing scalable AMR security patrol and last-mile delivery AMR platforms, UV-C disinfection systems and our core software technologies.

Additionally, we will further penetrate the healthcare intralogistics markets in Europe and Southeast Asia by upgrading and “future-proofing” the existing TransCar AGV systems with our core software technologies. We are confident in our ability to take advantage of current market opportunities because hospitals worldwide are expected to upgrade their intralogistics systems to solve labor shortage and productivity challenges that were particularly exposed during the COVID-19 pandemic. We envision to replace the conventional labor-intensive high and low volume intralogistics, disinfection, and security patrol functions in hospital and healthcare facilities with our AI-enabled robotics and

AMR solutions. Furthermore, in addition to the existing use case as a hospital intralogistics solution, with the enhanced capabilities and upgrades, we intend for Transcar 5.0 to be the intralogistics solutions for facilities such as logistic centers, distribution hubs, warehouses, factories, and government and public facilities, where the operating environments are more complex, dynamic and obstacle-rich.

Expansion of Our Sales and Marketing Team and Distribution Network

To service the expansion of our global market presence and customer network, we intend to strengthen and expand our sales, marketing and customer service team — to gain local insights, on-the-ground capabilities and operational experience to expand our vertical industry coverage and product offerings. We plan to expand our sales team to approximately fifteen sales representatives by the end of 2025 to cover our targeted and existing sales regions and countries, including the United States, Europe, Singapore, other Southeast Asia countries (including Malaysia, Thailand, and Indonesia), Australia, Canada, the Gulf Cooperation Council (GCC) countries and the United Kingdom. With an expanded sales and marketing workforce, we can pursue further business opportunities with our existing customers and retain new clients. Our relationships with our existing customers offer significant opportunities for growth. We expect that the learning and insights from each existing customer will enable us to deepen our hardware and software expertise and further expand our capabilities across service and product offerings, industries and regions, thereby creating network effects. As we become more intricately knowledgeable of our customer’s businesses and unique needs, we are able to find opportunities to cross-sell different types of AMR and robotics solutions to them, which in turn creates client loyalty that disincentivizes our customers from turning to our competitors.

We intend to continue strengthening our relationships with our existing customers while also enabling our distributor partners to market and fulfil the demand for our products. In addition to our inhouse sales team in Singapore, we sell our products globally through a network of regional distributors across Indonesia, Malaysia, Australia, China, South Korea, Hong Kong, UAE, Oman, Kuwait, USA and the UK. To increase our sales and marketing reach, we have designated 20 regional distributors at the date of the prospectus, and will continue to expand our distributor network and channel to penetrate new geographic markets, further gaining market share in existing markets and accessing a broader range of customers, while minimizing requirement capital outlay. We have recently established the “Otsaw Partnership Program” to engage and recruit additional distributors and channel partners. The program is set up to provide marketing, product set-up, product servicing and maintenance training to our distributor and channel partners, to enable our distributor and channel partners to become an extension of our sales and marketing, customer support, and product maintenance efforts. The program also provides a mechanism for the seamless coordination of our in-house technical support with our distributors and channel partners, thereby ensuring reliable knowledge and know-how transfer in order to optimize quality of the on-site customer and product support provided by our distributor and channel partners. While sales through our distributors currently represent a small percentage of our total revenue, we expect this to grow as we continue to expand our distributorship network.

Pursuing Strategic Alliance, Acquisitions, Investments, and Partnership Opportunities

In addition to organic growth through the further development of our product portfolio and software capabilities, we intend to achieve growth through establishing partnerships with established global industry players. We believe that working with these partners will accelerate our brand awareness within various industries and provide complementary capabilities and differentiation that will attract new customers while helping us expand our customer base.

We also intend to use a portion of the proceeds from this offering to acquire or partner with companies similar or complementary to our business. This includes opportunities that further promote our brand, expand our services and product offerings, strengthen our technology infrastructure and capabilities, or expand our geographic reach. We also plan to make selective investments and acquisitions that complement and create synergies with our existing businesses, products, and services. As of the date of this prospectus, we have not engaged in any discussions regarding any potential acquisitions or investments with any party.

Our Core Software Technologies

The cutting-edge software research and development capabilities and AMR’s outdoor autonomy technology are our core competencies. Leveraging our core software technologies, we have built our proprietary ANS, consisting of our patented 3D SLAM Technology, Sensor Fusion Technology, machine perception Technology, AI & machine learning technology, and Fleet Management and Control System.

Our highly-scalable core software technologies and ANS serve as the architecture and “brain” of our AMRs and robots. The combination of both enables us to build an AMR and robotics ecosystem that provides the AI-enabled robotics solutions with scalability potential and the ability to integrate our products and services with all relevant players in the facilities management industry. Thus, our products can be deployed, customized and applied to numerous service scenarios.

Since the ANS Version 1, our first generation ANS designed exclusively for O-R3 robots, our ANS has continued to evolve towards universal applicability. Currently, our AMRs are equipped with the ANS Version 2, which supports our O-R3, Camello+ and O-RX AMRs. The modular and versatile software components of the ANS Version 2 allow a shared codebase and algorithm across the various models of AMRs. The ANS Version 2 supports different driving mechanisms, from the Ackerman Steering Geometry to Differential Skid Drive. The Differential Skid Drive allows our AMRs to perform 360 degree turns for maximum maneuverability in urban environments. The ANS Version 2 is also equipped with future-proof enhanced machine perception and navigation algorithms for better behavior control, therefore significantly improving the ability of our AMRs to operate in even more complex urban environments — such as navigating through multiple levels, service roads, pedestrian-cyclist shared walkways, and ramps with 180 degree turns.

Our robust and proprietary multi-modal ANS is capable of complex and well-coordinated AI capabilities to achieve real-world autonomous navigation. A fundamental aspect of autonomous navigation is the AMRs’ ability to sense, map, perceive and plan pathways through congested, erratic or dynamic environments. Obstacle detection and avoidance are paramount in dynamic environments, especially when the AMRs operate amongst other vehicles or persons. Our ANS software is powered by four of our core multi-layered technologies that we have developed and continue to enhance, including:

3D Simultaneous Localization and Mapping (“3D SLAM”) Technology.

Our patented 3D SLAM technology is central to our core outdoor autonomy and robotic software competencies. The 3D SLAM technology enables our AMRs to build a 3D map and navigate accurately and safely through an unfamiliar, unstructured, and challenging environment while simultaneously identifying their own locations. Using the sensory data obtained by sensors managed by our proprietary sensor fusion technology (“Sensor Fusion”), the 3D SLAM software interprets the environmental measurements based on a series of patented interlacing algorithms and scan-matching techniques. It identifies landmarks, markers and signs within an unknown environment, and determines the AMRs’ position relative to those markers and continues to interpret additional data within the designated area until it has enough reference points to create a comprehensive map of the area. Using this method, a SLAM-enabled device can create highly accurate 3DD models and maps of its surroundings and seamlessly position itself at any point in time.

Sensor Fusion Technology

Our AMRs are equipped with various advanced sensors, such as 3D LiDAR scanners, sonar, GPS, Inertial Measurement Unit (IMU) sensors, and 2D and 3D cameras. However, each sensor has its unique strengths and weaknesses. For example, 3D LiDAR enables precise 3D object detection with range accuracy and free space detection ability, but lacks a range of cameras or radar. Similarly, radar and sonar can accurately determine distance and object movement even in challenging weather conditions but cannot identify and classify objects such as pedestrians, bicyclists or other passing vehicles. 3D and 2D cameras enable an AMR to identify and classify objects, detect the object’s angular position and scene context. However, these cameras may easily be blinded by dirt, sun-flares, rain, snow or darkness. Our AMRs also utilize IMU sensors, such as accelerometers, gyroscopes, magnetometers, and barometers to track the AMR’s movement and approximate location. However, IMU sensors are vulnerable to drifts, biases and external-environment errors, and are less accurate in determining the AMR’s exact location. GPS provides concise latitude, longitude and altitude information, but its application is limited in GPS-denied areas such as indoor areas, tunnels and other unchartered landscapes. Lastly, due to the different rates and frequencies at which sensor data arrives to the processor from the sensor and the intrinsic and external environment-driven sensor biases, sensor synchronization requires a high degree of calibration.

Our proprietary Senor Fusion technology is developed to manage, fuse, calibrate, and integrate these sensors installed on our AMRs. Through our proprietary Sensor Fusion algorithms, we are able to harness the strengths of each sensor to achieve autonomous navigation and obstacle avoidance motions. Our proprietary Sensor Fusion algorithms do so by synthesizing the sensory data from all sensors on the AMR and analyzing the data into a unified whole in real-time, mimicking human senses and perceptions. By merging the sensory data into one measurement instead of using singular values provided by each sensor, the sensors are able to complement one another, hence enhancing the accuracy, precision, spatial coverage, or time duration of the AMRs.

The Sensor Fusion technology not only reduces uncertainty in machine perception for better decision-making capabilities, but it also provides a comprehensive environmental model for the AMRs to determine their most accurate positions relative to obstacles and terrain. This technology ultimately enables our AMRs to operate independently, accurately, reliably, and safely in any environment.

Machine Perception Technology and Machine AI-Learning Technology

The multi-layered synergy of our advanced sensors and cameras, 3D-SLAM technology, and Sensor Fusion software enables our AMRs to achieve human-like vision. The AMRs capture a 360° range of stereoscopic vision: in front, behind, above, and beside the AMR. This provides an in-depth and expansive three-dimensional view of the world similar to human vision. However, to be fully AI-Enabled and to safely, reliably, and efficiently navigate in unstructured and dynamic environments, the AMRs must also have the perceptive ability to analyze and comprehend their visual world and detect and classify objects at ranges to enhance their decision making.

Our machine perception technology powers the AMRs with a human-like perceptive ability to identify and distinguish between objects of varying motion, shape, reflectivity, and material composition. The machine perception technology enables our AMRs to collect the real-world live data points, which are then simultaneously combined with vision-based data, providing the AMR with information for an accurate understanding of their immediate surroundings. Continuous real-time data analysis allows the AMRs to understand what is constant and what is changing in their environment, enhancing task comprehension and situational awareness. Thus, the AMRs can perform obstacle-avoidance movements to evade any obstacles or humans in the AMRs’ path or proximity, even where multiple obstacles may be moving at different velocities without a pre-known motion profile. This capability allows the AMRs to reliably and safely navigate in busy, ever-changing dynamic outdoor and indoor environments.

Fully AI-enabled AMRs must be able to learn, adapt, remember, and constantly improve their movements. Our proprietary AI principles and machine learning algorithms empower AMRs with the advanced ability to interact with their surrounding environments. Our AMRs can respond, adapt, learn, and recover from failures and unpredictability. The machine learning algorithm is designed to gather as much information as possible. Through repeated learning and adaption in proportion to the hours they operate, the AMRs can continuously enhance their understanding of their operating environment. The more information an AMR learns, the more intelligent it becomes. Over time, AMRs can more efficiently prioritize and filter collected data throughout its deployment and operation, improving its decision-making ability across various situations to ensure safety, efficiency and reliability.

Fleet Management and Control System

We developed a software platform, the Fleet Management and Control System, for our AMR users and operators. The platform easily integrates into the user’s existing system, offering high compatibility and rapid implementation. The platform is user-friendly, it is highly scalable and adaptable to a wide range of application scenarios. The platform allows real-time data access, AMR traffic control, battery charging management, live video feed, automated task allocation, real-time remote monitoring, and the ability to operate multiple AMRs across different sites. The platform also supports two-way audio-visual communication and the ability to schedule autonomous navigation. The platform offers two methods of fleet management. In the “Smart Fleet, Simple Robot” model, the fleet manager oversees all robot movements, determining routes, stops, and interactions with infrastructure. Alternatively, the “Simple Fleet, Smart Robot” model lets the fleet manager assign tasks, while the robots make local decisions autonomously, such as managing their stops and routes. The choice between these models depends on specific operational needs and use cases. Consequently, AMR enabled facilities are able to benefit from more comprehensive services and multitasking capabilities by the AMRs.

Moreover, our solutions help our customers reduce their carbon footprint, aligning with their Environmental, Social, and Governance (ESG) objectives. By optimizing resource use and reducing waste, our customers can achieve significant sustainability milestones, positioning themselves as responsible and forward-thinking organizations in their respective industries.

Our AMRs and UV-C LED Disinfection Systems

We offer a range of AMR and UV-C LED disinfection systems that leverage our core software and AI technologies, expertise in outdoor autonomy, customer insights, and innovative AMR development capabilities.

O-R3 Robot — Autonomous Security Patrol AMR

The O-R3 robot is our Autonomous Security Patrol AMR, primarily designed for outdoor use. We consider our O-R3 robots as the bellwether and vanguard of our proprietary software technology and outdoor autonomous expertise. The O-R3 robot is designed to autonomously patrol, survey, and monitor a geo-fenced area to augment security operations. Equipped with data-collecting High Definition (“HD”) cameras, 360° computer vision, and a wide range of sensors to detect security anomalies, the AI-enabled O-R3 robot is able to serve a key role in security operations.

The O-R3 robot system is our AMR solution to the security industry’s human capital crunch. It enhances the security operations of our customers at a reduced cost, by: 1) providing greater operational availabilities as the O-R3 robot is able to operate for longer hours with a 24/7 physical presence; 2) providing greater reliability and consistency than human security guards as the O-R3 robot does not experience fatigue, and is not subject to last-minute absences, high turnover rate, and human error, and 3) enabling human-robot collaboration, allowing for the redistribution of labor as human security personnel may be redeployed to take on more critical tasks such as screening, decision-making, and investigation.

The O-R3 robot is able to operate in a wide range of environments and terrains, such as residential communities, streets, pathways, parking lots, parks, campuses, infrastructure (such as airports, train stations, and other logistical facilities), hazardous areas (such as construction sites, oil or chemical plants), stadiums, hospitals, warehouses, commercial spaces, shopping malls, and industrial/office parks. It can patrol these facilities 24/7 without human intervention — either on a randomized basis or based on a particular patrolling rule-based algorithm, or a combination of both. The operators of the O-R3 robots may also utilize the patrol scheduler feature on the Fleet Management and Control System to schedule periodic patrols.

The O-R3 robots are enabled by our proprietary ANS and software technologies to achieve Level 5 vehicle autonomy and the capacity for dynamic obstacle avoidance in complex outdoor environments. Managed by our proprietary Senor Fusion and machine perception technologies, the O-R3 robot utilizes a wide range of sensors (such as 3D-LiDAR, HD cameras, GPS, ultrasonic sensors, IMU sensors, and wheel encoders) to autonomously avoid and navigate around static and dynamic obstacles in real-time, including people, uneven surfaces, vehicles, and other objects. Further powered by its AI capabilities, such as 3D SLAM and machine learning technologies, the O-R3 robots can autonomously plan routes, navigate, perform its patrol duties and return-to-base when its energy runs low.

The O-R3 robot transfers data to our customer end-users over Wi-Fi, 4G and 5G LTE networks, runs on rechargeable batteries with a 6 hour run time and can autonomously charge and recharge. It can capture, record and process a vast amount of information and data for detailed surveillance. The data is provided to the end-user operators in real-time for review and analysis via the Fleet Management and Control System. Our customers and their operators can instantly recall, review, and save the data for analysis, forensics, or archival purposes. The O-R3 systems also include several communication features. Each robot has an available intercom that may be used for two-way communication with the operator and may also be used as a live broadcast public announcement system or to deliver pre-recorded messages.

Our O-R3 robots’ security patrol and anomaly detection features include:

•        Unauthorized access detection that alerts the operator in real-time regarding unauthorized persons detected on the premises;

•        Anomalous object detection, such as suspicious packages;

•        Physical presence as crime deterrent.

•        Live-stream and high-definition video recording capabilities;

•        License plate recognition;

•        Capturing 360-degree high-definition eye-level video, both in the day and night;

•        Archival review features that allow the operator to reference any recorded timestamp. The user may search through all archived data;

•        Thermal imaging for alerts based on unusual temperatures; and

•        Hardware add-on options, such as alarms and panic buttons for emergencies.

The physical dimensions of the O-R3 are as follows: Height: 4.9 feet, Width: 3.6 feet, Length: 5.9 feet, Weight 441 Pounds.

Our O-R3 AMRs are deployed in Singapore, China, Australia, Thailand, UAE and Malaysia, by real estate companies, property management companies, universities, security services companies, police, and public services & utilities providers, the exemplary cases include:

•        Deployed by the Public Utilities Board of the Singapore government to patrol various reservoirs in Singapore, including MacRitchie Reservoir, Pandan Reservoir, and Bedok Reservoir.

•        Deployed by a Thailand real estate company to patrol their residential community, real estate development project, and leisure park under its management.

•        Deployed by Dubai Police as part of its smart police IoT (Internet of Things) systems

•        Deployed as a security patrol AMR to patrol the commercial complexes, such as the science parks in Singapore and Shanghai, China.

Camello+ - Multi-Purpose Security & Delivery AMR

Camello is Singapore’s first autonomous last-mile delivery AMR to have passed Singapore’s Ministry of Transport’s safety assessment for the supervised use of autonomous vehicles on public paths. On November 26, 2020, Camello successfully passed the Supervised Trial Readiness Assessment (Provisional Version) for Autonomous Vehicles on Public Paths (“P1 test”) administered by Singapore’s Centre of Excellence for Testing & Research of Autonomous Vehicles at Nanyang Technological University (“CETRAN”) and Singapore’s Ministry of Transport.

In February 2021, we officially launched Camello and commenced a one-year trial for Camello to provide on-demand parcel, food items, and grocery delivery services to the residential-commercial communities neighboring the Oasis Terraces mall in Punggol, Singapore. In January 2024, we launched the second generation of Camello, Camello+. Camello+ challenges the conventional robotics approach by shifting from a single-purpose robot to a versatile, multi-purpose design. Camello+ is an AMR engineered to provide a flexible solution for both delivery and security applications. It navigates seamlessly through both indoor and outdoor environments, offering 6 customizable compartment options for various use cases, including healthcare logistics and last-mile e-commerce deliveries. Its application-dependent software allows end users to conveniently toggle between security and delivery functions. This innovative approach sets a new standard for adaptability and efficiency in the field of robotics.

Augmented by our continuously evolving and stress-tested ANS and hardware platforms, Camello+ is a robotic “courier” for on-demand last-mile delivery services, delivering parcels and groceries for e-commerce applications or transporting healthcare logistics for hospital settings. With the growth of the e-commerce industry and global parcel deliveries, last-mile delivery plays an critical role for both business-to-consumer (“B2C”) and business-to-business (“B2B”) logistics service providers.

In addition to being crucial for customer satisfaction, last-mile delivery is both the most expensive and time-consuming part of the logistics process. Camello+ is designed to maximize the logistics supply-chain efficiency and address labor costs and productivity challenges by reducing load factors, dwell times at loading/unloading points, and the number of loading/unloading points along a delivery route. With a proper charging schedule, Camello+ can operate around the clock, saving human bandwidth while redistributing the labor forces previously designated as delivery workers to remote operation roles from the dispatch hub. These labor forces may also be reallocated to unload parcels and cargo from upstream stations and load the cargo onto Camello+. End consumers also benefit from more convenient and quick delivery since they are able to choose when they want their items delivered instead of adhering to an unpredictable or fixed delivery schedule.

Camello+ can be used in various capacities: 1) as an intra-logistics courier within larger facilities (such as hospitals, airport, warehouses, malls, and gated residential communities) to transport goods, supplies, or other resources within the facility; 2) as an outdoor delivery agent to deliver food, groceries or other consumer goods directly to the consumers; and 3) as a small parcel delivery agent for postal or courier services. Camello+ integrates into the last-mile delivery service by: 1) receiving a parcel along with the associated order information at the distribution hub; 2) autonomously navigating to the delivery point at the stipulated order time; 3) Upon arrival, the delivery app sends the end consumer a collection notification, allowing them to unlock Camello+’s compartment with a QR code, ensuring enhanced security and accountability. and 4) autonomously returning to the distribution hub to collect the next order.

Similar to our O-R3 robots, Camello+ is equipped with Level 5 autonomous navigation capacity that allows it to navigate between the distribution hub and its intended destination. Camello+ continuously monitors its position throughout its journey and autonomously plans its path. Powered by our newest ANS Version 2 and a wide range of sensors and hardware technologies, Camello+ is able to visualize its surroundings for situational awareness in order to maneuver safely and reliably, and avoid obstacles in real-time in complex outdoor environments.

Camello+ is able to carry up to 132lbs and the compartments can be customized to cater for different needs of our customers. Camello+’s physical dimensions are as follows: height: 18.5 inches, diameter: 23.8 inches, length: 22.4 inches, weight: 231.5 pounds.

Camello has been deployed to provide on-demand delivery of groceries, parcels, and food items to around 700 households in Punggol, Singapore. It has been used by multiple businesses at the Punggol Oasis Terraces mall, including: a) NTUC FairPrice for grocery deliveries, b) CM Logistics and DHL Express for parcel deliveries, and c) “Foodpanda” for food and grocery deliveries. Camello has also been deployed to transport spare parts at SMRT Corporation Bishan Depot in Singapore.

The Otsaw Disinfection Ecosystem

Comprised of AirGuard, O-RX, and TreX, our Ultraviolet-C (“UV-C”) Disinfection Ecosystem provides an integrated and comprehensive disinfection solution for indoor spaces.

UV-C refers to a specific ultraviolet wavelength. There are three categories of ultraviolet light wavelengths, UV-A, UV-B, and UV-C. UV-C wavelengths are between 200 and 300 nanometers and are proven to be effective to eliminate microbes. Our UV-C LED technology is lab-tested to provide 99.9% air and surface disinfection efficacy and is effective in disinfecting against various viruses, including the COVID-19 virus. Traditionally, conventional UV lamps were used to disinfect air and surfaces. Our UV-C LEDs are not only 70% more energy-efficient compared to conventional mercury-based UV lamps but are also much safer. Unlike conventional mercury lamps that emit harmful UV-A and UV-B radiation, our UV-C LEDs emit only UV-C and are non-cancerous to humans. UV-C LEDs also have a general lifespan of over two years, which is longer than conventional UV Lamps.

Our UV-C Disinfection Ecosystem has a wide array of applications and can operate in various scenarios, particularly in hospitals, healthcare facilities, hotels, hospitality facilities, retail stores, shopping malls, offices, and large working spaces. For instance, AirGuard can be installed in the HVAC system of a shopping mall to disinfect airflows throughout retail shops, food courts, lobbies, bathrooms, and elevator systems. A typical mall with a 36ft atrium with a total area of 10,000ft2 could be purified at a virus reduction rate of 98% via AirGuard UV-C disinfection in 10 minutes. Moreover, O-RX robots may autonomously patrol and disinfect mall corridors and pathway at a rate of up to 2,500 square feet per hour. O-RX robots may utilize its lift integration technology to maximize its coverage between multiple floors. For small, confined spaces or private spaces in the mall, such as bathrooms, employee only offices, or kitchens where the O-RX robots may not be programmed to enter, TreX can instead be stationed as a portable disinfection unit.

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2        https://ec.europa.eu/health/ph_risk/committees/04_sccp/docs/sccp_o_031b.pdf

AirGuard — Air Disinfection Solution

AirGuard is designed to clean and disinfect indoor airflow using our UV-C LED technology. AirGuard’s UV-C LEDs modules are integrated within the HVAC systems, such as air conditioning units and ventilation ducts. These modules are able to inactivate airborne viruses and bacteria through ultraviolet germicidal irradiation (“UVGI”), disinfecting the air circulated indoors as it flows through the HVAC system. The modules have been lab tested to achieve a 99.9% disinfection efficacy within an 8 foot range, while a typical industry HVAC duct is no longer than 2 feet in length.

The AirGuard system is designed to be compact and easy to install in most HVAC systems, with minimal modification required. The system is further customizable with options for additional sensors to monitor temperature, airflow, and overall air quality.

Each AirGuard module’s physical dimensions are as follows: height: 1.8 inches, width: 1.2 inches, length: 8.5 inches, weight 10.6 oz.

O-RX — UV-C LED Disinfection AMR

In response to the COVID-19 pandemic, Otsaw pioneered the world’s first incorporation of UV-C LED technology within an AMR: the O-RX. This combination is a powerful tool to combat the spread of COVID-19 and other pathogens.

Leveraging on our highly scalable software and hardware platforms, the development of the O-RX, from conceptualization, design, materials procurement, prototype testing to certification, was completed in eight weeks. We successfully launched the final model of O-RX in June, 2020, three months after the World Health Organization (“WHO”) declared COVID-19 a global pandemic. As the testament to its high safety standards and product quality, the O-RX has undergone rigorous testing under various conditions and has been certified by TÜV SÜD, an internationally-accredited vehicular inspection and product certification services company.

O-RX is a fully autonomous disinfection UV-C LED robot. It combines our UV-C LED technology and robotics technologies to allow the disinfecting process to be fully autonomous, mobile, and safe, thereby achieving a higher disinfection efficiency as compared to conventional methods and reducing the dependence on human resources.

O-RX can autonomously navigate and disinfect up to approximately 2,500 square feet per hour. Integrated with our UV-C LED technology, O-RX has been lab-tested and certified against the live human Coronavirus specimen and other pathogens, where it achieved a disinfection efficacy of 99.9% within 5 minutes at an 8-feet distance.

Powered by its lift integration technology, O-RX is able to travel between multiple floors via elevator for maximum coverage. It operates on rechargeable batteries with 5 hours of run time and a 5 hour charging time and it can autonomously dock and recharge. In addition to the autonomous navigation and obstacle avoidance capabilities of our AMRs, the O-RX is equipped with camera-based visual analytics for human proximity detection. Although exposure to UV-C LED lights from artificial sources is unlikely to present an acute or long-term hazard to human skin and exposure within a 2.5-meter range in under five minutes have proven to be safe for human skin, exposure is likely to cause acute photokeratitis, or “snow blindness”.2 Therefore, upon human detection, the UV-C LED lights on the O-RX will be automatically disabled to maintain a high degree of safety.

The O-RX can be operated remotely via Otsaw’s Field Management Software to schedule for autonomous disinfection, docking and charging, and to provide a live video feed for monitoring and simultaneously managing multiple operating AMRs.

O-RX’s physical dimensions are as follows: height: 51.6 inches, diameter: 19.2 inches, weight 132 pounds.

TreX — Multi-Use Portable Disinfection Unit

TreX is the stationary counterpart in Otsaw’s UV-C Disinfection Ecosystem. TreX, along with O-RX and AirGuard, forms a comprehensive disinfection solution for our customer’s facilities management needs. TreX is a stationary, multi-use, compact, and portable UV-C LED disinfection unit. TreX complements O-RX and AirGuard, although it can also be used independently. TreX can be deployed in confined spaces with low or no ventilation such as bathrooms, bars, kitchens, and crawl spaces. TreX features remote access functionality to turn the device on or off and a pre-set disinfection timer. It also features a motion detection sensor that automatically turns off the UV-C lights to ensure human safety.

Example of Use Cases — UV-C LED Disinfection System

•        Our AirGuard air disinfection solution is widely deployed in Singapore, including public transportation, universities, and office buildings.

•        Our O-RX disinfection robot is deployed in office buildings, casinos, and shopping malls by real estate companies, property management companies and security service providers in Singapore, Thailand, and China.

•        The customers of our TreX Portable Disinfection Unit include NGOs, public services providers, and cleaning services providers in Singapore, Malaysia, and China. The TreX units have been deployed in clinics, hospitals, mosques, indoor playgrounds, and office buildings.

The TransCar System — Healthcare Intralogistics Solution in Joint Venture with Swissslog Healthcare

Logistics and the handling of clinical and non-clinical materials are crucial to hospital operations and healthcare facilities management. These tasks include housekeeping and cleaning, food services, laundry, handling of general and sterile supplies, retrieval and delivery of medicines, medical equipment, biological samples, postal packages, medical waste disposal, amongst others.

However, these non-nursing activities tasks do not add value to healthcare service quality and can be managed through autonomation. An extensive survey conducted in the US, Canada, and Germany revealed that non-value-adding or non-nursing activities consume around 40% of nurses’ time3. Even before the COVID-19 pandemic, healthcare professionals were a scarce and critical resource for hospitals. The COVID-19 pandemic further highlighted the shortage of healthcare workers and the critical need to improve productivity as some hospitals were pushed to capacity with the surge of patients and healthcare workers were forced to make difficult decisions to prioritize care for critically ill patients while trying to avoid infection themselves. We believe that these challenges have led to a growing demand for hospitals worldwide to upgrade their intralogistics infrastructure in order to relieve the burden on nursing staff and resolve labor challenges.

To capitalize on this post-COVID market opportunity and disrupt the healthcare facilities management industry, we have partnered with Swisslog Healthcare to provide next-generation clinical and non-clinical material handling intralogistics automation solutions for healthcare providers worldwide.

The Otsaw-Swisslog Healthcare Joint Venture

In December 2021, Otsaw Technology Solutions Pte. Ltd. (“Otsaw Technology”) and Swisslog Healthcare entered into a series of agreements to establish the Otsaw-Swisslog JV. Swisslog Healthcare, headquartered in Switzerland, is a leading global provider of hospital automated intralogistics solutions. Swisslog Healthcare is a highly regarded provider of AGV solutions, in the business of developing, manufacturing and selling AGVs as well as providing maintenance services under service contracts. Swisslog carries out its AGV business in several countries and their customers are mainly hospitals and contractors engaged by hospitals.

Since the establishment of the Otsaw-Swisslog JV, Otsaw has been responsible for developing the next-generation of TransCar solutions worldwide. Otsaw has taken over further development of the TransCar’s navigation technology to upgrade the existing TransCar platform with our autonomous navigation competencies and core software technologies. The next-generation Transcar 5.0 is designed as a seamless drop-in replacement for the previous TransCar, originally developed and deployed by Swisslog Healthcare. This allows Otsaw to deploy our AMR into hospitals without requiring any infrastructure changes, ensuring a low entry barrier for adoption.

We believe we have been able to leverage Swisslog Healthcare’s product development expertise and existing sales/service footprint through the Otsaw-Swisslog JV. The Otsaw-Swisslog JV accelerated Otsaw’s penetration into the global healthcare market while minimizing execution risk and optimizing capital allocation. Through the joint venture, Otsaw has benefitted from Swisslog Healthcare’s longstanding relationships and goodwill with many of our

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3        See, Yen, P. Y., Kellye, M., Lopetegui, M., Saha, A., Loversidge, J., Chipps, E. M., ... & Buck, J. (2018). Nurses’ Time Allocation and Multitasking of Nursing Activities: A Time Motion Study. In AMIA Annual Symposium Proceedings (Vol. 2018, p. 1137). American Medical Informatics Association.

target customers in healthcare globally, providing Otsaw with an immediate customer base, market access and entry channels to the healthcare market in Europe and APAC. This has enabled us to cross sell our AMR platforms (the O-R3 and Camello+) and UV-C LED disinfection solutions (TReX, AirGuard, and O-RX), in synergy with the TransCar system, utilizing Swisslog Healthcare’s global marketing channels. Ultimately, we expect the Otsaw-Swisslog JV to continue delivering efficient, cost-effective and reliable AI-enabled facilities management solutions for hospitals and the healthcare industry, covering hospital intralogistics, security, housekeeping and disinfection.

Key Arrangement of the Otsaw-Swisslog JV

The Otsaw-Swisslog JV was owned 40% by Swisslog Healthcare and 60% by Otsaw Technology Solutions Pte Ltd. The shareholding by Otsaw Technology Solutions Pte Ltd was subsequently increased to 73.33% on January 12, 2023, 86.66% on November 16, 2023, 93.3% on January 11, 2024, and 100% on January 20, 2025. The respective rights of Swisslog Healthcare and Otsaw Technology Solutions Pte Ltd in respect of the Otsaw-Swisslog JV are set forth in the: 1) shareholders agreement dated November 30, 2021 (as amended on November 30, 2023) entered into between (i) Otsaw Technology Solutions Pte Ltd; (ii) Swisslog Healthcare; and (iii) Otsaw-Swisslog JV (the “Shareholders Agreement”); 2) the master asset sale agreement dated November 16, 2021 entered into between (i) Swisslog Healthcare; (ii) Otsaw Technology Solutions Pte Ltd; and (iii) Otsaw Digital Pte. Ltd (the “Master Asset Sale Agreement”) and 3) the umbrella agreement dated November 30, 2024 entered into between (i) Otsaw Limited, (ii) Otsaw Digital Pte. Ltd., (iii) Otsaw Technology Solutions Pte. Ltd., (iv) Swisslog Healthcare Holding AG and (v) Otsaw Swisslog Healthcare Robotics Pte. Ltd (“Umbrella Agreement”). Those agreements:

•        Allow the Otsaw-Swisslog JV to identify the specific assets to be acquired from Swisslog Healthcare;

•        Mandate the Otsaw-Swisslog JV to continue to develop and market the TransCar system;

•        Govern the management mechanisms of the Otsaw-Swisslog JV;

•        Grant the Otsaw-Swisslog JV the royalty free right to use the Swisslog Healthcare brand name; and

•        Include put and call options regarding the membership interests in the Otsaw-Swisslog JV, as well as other customary provisions related to transfers of such interests.

The Umbrella Agreement amends certain terms of the Otsaw-Swisslog JV, including terms in relation to the put and call options. The Umbrella Agreement also provides for the purchase of the remaining stock and inventory as provided for under the Master Asset Sale Agreement.

Asset Transfer and Acquisition

Under the Master Asset Sale Agreement, Otsaw-Swisslog JV has acquired: 1) the existing customer services and maintenance contracts of the TransCar systems installed in Singapore, Germany, Italy, Netherlands, Norway and Switzerland; and 2) advance payments, claims, books and records in relation to the TransCar systems in Singapore, Germany, Italy, Netherlands, Norway and Switzerland. As consideration, Swisslog Healthcare received S$1.5 million in cash, 36,613 ordinary shares in Otsaw Technology Solutions Pte Ltd. and a 40% ownership in the Otsaw-Swisslog JV. Upon completion of the group reorganization on May 25, 2023, Swisslog Healthcare became a minority shareholder in Otsaw Limited.

IP and Technology Transfer

Under the Master Asset Sale Agreement, the Otsaw-Swisslog JV and Otsaw were given the right to acquire and have acquired the intellectual property rights relating to the TransCar systems and the process know-how relating to their manufacturing and maintenance. This includes: (i) knowledge transfer of the codebase/code documentation, (ii) operation training, and (iii) documents relating to the manufacture, operation, and enhancement of the TransCar system. Furthermore, Swisslog Healthcare is obligated to assist in the transfer of know-how in relation to the design, function and maintenance of the TransCar system to the Otsaw-Swisslog JV and Otsaw.

Manufacturing and Supply of the TransCar System

Under the Supply Agreement, Reis Robotics will produce and manufacture the TransCar AGVs for the Otsaw-Swisslog JV. Reis Robotics will discontinue manufacturing of the TransCar AGVs on June 30, 2025 and the next generation of TransCar, TransCar 5.0, will be produced in-house at our manufacturing facility in Singapore.

Service and Maintenance

Mandated by the Shareholders Agreement, and pursuant to the Master Asset Sale Agreement, the Otsaw-Swisslog JV entered into service agreements on December 1, 2021 with (i) Swisslog Healthcare GmbH; and (ii) Swisslog Healthcare Asia Pacific Pte. Ltd. respectively, for a term of 1 year with the option to renew these service agreements for up to two successive periods of 1 year each (subject to 3 or 6 months prior written notice, as applicable). These agreements have since been terminated on 31 December 2022 and the existing customer services and maintenance contracts acquired by the Otsaw-Swisslog JV under the Master Asset Sale Agreement have been novated to the Otsaw-Swisslog JV. However, we have not novated the contracts with our customers in Italy, which mainly comprises Italian hospitals. We have instead appointed Swisslog Healthcare ltaly S.P.A. SU as our agent, given the stringent local qualifications and experience required for a company to serve Italian hospitals. The Otsaw-Swisslog JV is therefore responsible for fulfilling the obligations under the existing customer services and maintenance contracts except in Italy, where Swisslog Healthcare Italy S.P.A. SU handles these responsibilities.

Management of the Otsaw-Swisslog JV

The Otsaw-Swisslog JV is managed by a board of directors (the “JV Board”). All decisions are made by a majority vote of the members of the JV Board. The chairman of the JV Board will be Mr. Ling Ting Ming or any other director appointed by Otsaw Technology. If the chairman is not able to fulfill his duties as chairman at any meeting of the JV Board, the chairman of that meeting shall be any director appointed by Otsaw. In the event of an equality of votes, the chairman shall have a casting vote.

Swisslog Healthcare and Otsaw Technology shall each be entitled to appoint up to the number of directors as set out below:

Shareholder	No. of directors (for so long as Otsaw Technology and Swisslog Healthcare respectively hold Shares representing 60% and 40% of the shares of Otsaw-Swisslog JV	No. of directors (for so long as Otsaw Technology and Swisslog Healthcare respectively hold Shares representing 86.665% and 13.335% of the shares of Otsaw-Swisslog JV	No. of directors (for so long as Otsaw Technology and Swisslog Healthcare respectively hold Shares representing 93.33% and 6.67% of the shares of Otsaw-Swisslog JV
Otsaw Technology	2	2	3
Swisslog Healthcare	1	1	1

Royalty

For as long as Swisslog Healthcare is a shareholder, the Otsaw-Swisslog JV will have the right to use the Swisslog Healthcare brand name royalty free. As at January 20, 2025, following the exercise of options relating to the Swisslog asset acquisition, Otsaw Swisslog Healthcare Robotics Pte. Ltd. is 100% owned by Otsaw Technology Solutions Pte. Ltd. The Otsaw-Swisslog JV no longer uses the Swisslog Healthcare brand name, and there are therefore no royalties payable.

Put and Call Options

Under the Shareholders Agreement, Otsaw grants Swisslog Healthcare the put option and Swisslog grants Otsaw the call option to acquire Swisslog Healthcare’s 40% interest in the Otsaw-Swisslog JV, in three tranches comprising 1,333 shares per tranche exercisable on the 1st, 2nd and 3rd anniversary from November 30, 2022 (or at any time before the respective date of each tranche), at a strike price of SGD 800,000 per tranche. The final consideration to be paid for each tranche is subject to a consideration adjustment calculated based on a shortfall in the anticipated and actual revenue of the Otsaw-Swisslog JV. The put option gives Swisslog Healthcare the right to require Otsaw to purchase Swisslog Healthcare’s 40% interest in the Otsaw-Swisslog JV pursuant to the put and call arrangement. The call option gives Otsaw the right to purchase Swisslog Healthcare’s interest in the Otsaw-Swisslog JV pursuant to the put and call arrangement. The first call option was exercised by Otsaw on January 12, 2023 for the purchase of 1,333 shares. Although the first option was to be exercised at a strike price of SGD 800,000, the final consideration paid was SGD 130,000 (USD 97,002) due to revenue targets not being met following the consideration adjustment clause. The second call option was exercised by Otsaw on January 11, 2024 for the purchase of 1,333 shares. Although the second option was to be exercised at a strike price of SGD 800,000, the final consideration paid was SGD 451,000 (USD 335,648) due to revenue targest not being met following the consideration adjustment clause. The third call option was exercised by Otsaw on January 20, 2025 for the purchase of 1,334 shares at a strike price of SGD 800,000 and final consideration of the same value. As at January 20, 2025, following the exercise of options relating to the Swisslog asset acquisition, Otsaw Swisslog Healthcare Robotics Pte. Ltd. is 100% owned by Otsaw Technology Solutions Pte. Ltd., which is headquartered and incorporated in Singapore.

The TransCar AGV System

The TransCar AGV System was initially developed and commercialized by Swisslog Healthcare in 2004 and is designed specifically to provide low-maintenance intralogistics and material handling solutions for heavy payload and cargo transportation in hospital environments. As of the date of this prospectus, there are over 580 installed TransCar AGV systems in EMEA and APAC markets. The TransCar AGV is a laser guided, low-height, self-guided vehicle that is designed to go under wheel-supported cargo carts (with payloads up to 1000 pounds), lift them up and transport them to designated locations that are written to the Radio Frequency Identification (“RFID”) tags on the carts. By automating heavy payload movements such as the distribution of bulk food, medical and surgical supplies, soiled dishes, clean and soiled linens, trash and medical waste, the TransCar can efficiently, safely, and reliably serve multiple departments throughout the hospital on a 24/7 basis. The TransCar AGV System frees hospital staff from routine supply and delivery tasks, allowing them to focus on critical activities and patient-care, thereby improving the quality of care while reducing operational costs.

The TransCar AGVs can navigate through multiple-floor facilities via elevators and can interface with automatic doors, battery charging stations, and cart washers to achieve maximum mobility throughout the hospitals without direct human intervention. The Transcar AGVs employ a virtual pathing combined with a laser-contour matching and following guidance system for navigation. The dual-range laser scanner, complemented by ultrasonic sensors and side tape switches, provides the TransCarAGV with the ability to detect obstacles and humans. When the TransCar AGV encounters obstacles and humans, it announces an audio warning about its approach, slows down and stops the vehicle. A floor detection sensor prevents the TransCar AGV from driving off stairs and an inclination sensor keeps the cargo-cart on the AGV level on ramps. For maximum safety, the TransCar AGV is also equipped with a key switch and emergency buttons. The key switch overrides the system allowing for manual control of the vehicle and the emergency buttons directly stop the vehicle.

The TransCar AGV System is easy to maintain, expand and update. The on-board laser-contour matching and following guidance system requires no wall targets, embedded wires or costly building modifications. Route planning and programming of the AGVs are customizable using Swisslog’s fleet management software, the TransCar Management System (“TCMS”). The TCMS manages the routing, timing and speed setting of the AGVs to optimize vehicle usage and ensure consistent delivery performance through defined driving paths and speeds. If hospital layouts change, the operators of the hospital or our software engineers can modify and update the virtual maps stored in the TCMS, and download them to each vehicle through Wi-Fi.

As part of the TransCar AGV System, we supply payload-specific carts to meet the unique needs of each hospital department, such as hot and chilled food carts, stainless steel case carts and sterile carts for supplies, fiberglass and bin-forming carts for trash and supplies, and general purpose flatbed carts. A hospital’s existing carts can be also used with minimal modifications. The TransCar AGV System can also be integrated with tow-through cart washers/dryers and options are available for the automatic dumping of waste and/or soiled linen carts using automatic dumpers.

Contract with a public hospital in Singapore that is part of the SingHealth Group for TransCar AGVs

In 2023, we secured a US$2 million contract with a public hospital in Singapore that is part of the SingHealth Group for the delivery and installation of the TransCar AGVs, with phased payments based on project milestones, including down payment upon confirmation of the order and material readiness for shipment, which we have achieved till date. The other payment milestones relate to the completion of installation and successful completion of the user acceptance test.

The Next Generation TransCar, Transcar 5.0

We are absorbing the know-hows and the technologies transfer from Swisslog Healthcare in relation to hardware and software technologies of the TransCar AGV systems, and are in the early research and development stage to upgrade the TransCar by utilizing our proprietary core software technologies and robotics autonomy expertise. The current TransCar systems are limited to operate in indoor, controlled environment (such as hospital), as their navigations require a pre-defined virtual travel route based on the virtual map downloaded to each individual AGVs which made up of a facility’s interior (such as walls, doorways, frames, columns of the building). Furthermore, as the existing TransCar AGVs cannot bypass obstacle in their pathway, the obstacles have to be removed to ensure the TransCar AGVs remain in motion.

To “future-proof” the TransCar system, we envision the next generation TransCar, Transcar 5.0, currently in development to become a smarter, more maneuverable and efficient AMRs with path-planning and dynamic obstacle avoidance capability that can operate both indoors and outdoors, and capable of operating in a wider range of facilities and navigating in a more complex and dynamic environments.

To maximize the maneuverability of Transcar 5.0 and its outdoor and indoor autonomous navigation capacity, we plan to integrate our proprietary ANS and navigation technologies (such as Sensor Fusion, 3D-SLAM, machine perception and machine learning technologies) into the TransCar. We envision enabling Transcar 5.0 with advanced dynamic obstacle avoidance capacity, decentralized mapping, and path planning capabilities to autonomously navigate in complex, unknown indoor and outdoor environments, similar to our AMRs such as O-R3 and Camello+. With this upgraded capability, we expect that Transcar 5.0 will be able to: 1) actively prevent collision and dynamically change paths; 2) plan and change its path when encountering congestion; and 3) adjust speed autonomously if peak capacity is needed.

These upgrades increase the reliability of delivery, which is crucial in hospitals since minor delivery deviations can significantly impact healthcare quality for patients. Furthermore, in addition to the existing uses as hospital intralogistics solutions, with the enhanced capabilities and upgrade, we intend for Transcar 5.0 to be the intralogistics solutions for facilities such as logistic centers, distribution hubs, warehouses, factories, and government facilities, where the operating environment are more complex, dynamic and obstacle-rich. We expect to launch production of Transcar 5.0 in 2025.

The Synergy with our AMRs and UV-C LED Platform

The Otsaw-Swisslog JV enables us to capitalize on the existing TransCar technology, customer base and market access into hospitals worldwide. This JV opens large markets for us to cross-sell our mature AMRs (the O-R3 and Camello+) and UV-C LED ecosystems (TReX, AirGuard, and O-RX) to healthcare providers globally. We believe the synergy of TransCar, O-R3, Camello+, TReX, AirGuard, and O-RX systems enables us to provide efficient, cost-effective and reliable AI-enabled facilities management solutions for our healthcare customers, covering intralogistics, security and disinfection.

We envision to market a multi-layered and integrated AMR solution with multi-fleet coordination abilities to automate critical needs of hospitals, such as disinfection, security, housekeeping, and clinical and non-clinical, low volume and high-volume material intralogistics delivery. For example, AirGuard can be installed in a hospital’s HVAC for air disinfection. TreX can be used as a portable disinfection unit for confined spaces, such as crawl spaces, basements, and bathrooms. OR-X robots can autonomously navigate within hospital facilities for disinfection operations. O-R3 robots can be utilized for outdoor surveillance and security of hospital facilities. Our Camello+ robot can be used for small and low-volume cargo delivery for materials less than 45 pounds, including the delivery of food, medicine, paper-files or literature, clothes, and medical devices, between hospital buildings through outdoor pathways, while working in unison with the TransCar AGVs which are designed for indoor operations.

We believe the integration of TransCar systems with our existing AMRs and disinfection systems will provide a synergized solution to alleviate the workloads of and pressure on front-line medical workers. This collaboration between systems provide healthcare personnel with relief from non-nursing and none-value-adding tasks. It optimizes human capital, solves healthcare shortages, eliminates human errors, and ultimately allows healthcare personnel to increase patient care time, productivity and quality of care, thereby improving the patient experience.

Research and Development

Innovation is the key to our success as we remain on the cutting edge of machine learning and robotic autonomy. Our research and development team consists of talented engineers, scientists, and professionals who have been pioneers in robotic autonomy and AI technologies. As of the date of this prospectus, our pioneering R&D and operational capabilities are built upon a team of over 51 experienced engineers based in Singapore. Our R&D team consists of over 19 robotics software, mechanical, electrical and product development engineers, and our operations team consists of over 38 project managers and field technicians. We recruit our experienced engineers both locally and globally and have established various training programs to keep them abreast of the most advanced AMR, robotics and AI software technologies.

Manufacturing and Supplier

Manufacturing and Production

We assemble our AMRs and UV-C LED disinfection products, including O-R3, Camello+, TreX, AirGuard, and O-RX, at our Singapore headquarters’ production facility using components, sub-assemblies and materials that are manufactured by, and sourced from, more than 360 suppliers internationally. As a result, we have the ability to scale up our production with relatively limited capital investment because we only require additional assembly and warehouse space to increase our manufacturing capacity. Further, because our business model is capital efficient, we are able to adapt to shifts in customer demand and calibrate our growth plans to ensure that we maintain the appropriate production capacity at all times.

In relation to the production of TransCar AGVs, we currently rely on Reis Robotics for the production and manufacturing of the TransCar AGVs pursuant to the Supply Agreement. Reis Robotics will discontinue manufacturing of the TransCar AGVs on June 30, 2025, and the next generation of TransCar, Transcar 5.0, will be produced in-house at our manufacturing facility in Singapore. Under the Supply Agreement, Reis Robotics agreed to deliver 49 TransCar AGVs during the first contractual year in 2023, and for the following years, the Otsaw-Swisslog JV is to submit purchase orders to Reis Robotics for the TransCar AGVs for each respective year. In 2024, the Otsaw-Swisslog JV purchased 25 TransCar AGVs from Reis Robotics. The Supply Agreement also provides for pricing and delivery terms, as well as termination for cause provisions. If termination for good cause is undertaken by Reis Robotics, it is entitled to the payment of the contract price in full minus such savings incurred by Otsaw due to the termination, and Otsaw is obliged to reimburse all the expenses and costs which have been occurred until the termination. We are currently in the process of technology transfer and developing the production capacity for the TransCar AGVs in our Singapore headquarters.

Suppliers

Serial Microelectronics Pte. Ltd., Activ Technology Pte. Ltd. (“Active Technology”), Swisslog Healthcare GmbH, and Swisslog Healthcare Asia Pacific Pte. Ltd. are related parties to us (please refer to the section entitled “Related Party Transaction” for further detail regarding related party transactions and our policies and procedures with respect to such transactions). Serial Microelectronics Pte. Ltd. and Serial System International Pte. Ltd. (“Serial System”) are part of Serial System Ltd. Swisslog Healthcare GmbH and Swisslog Healthcare Asia Pacific Pte. Ltd. are the subsidiaries of Swisslog Healthcare. Serial System International Pte. Ltd. and Swisslog Healthcare are the shareholders of our Group. Activ Technology Pte. Ltd. is controlled by our chairman of board and chief executive officer, Mr. Ling Ting Ming.

We have ceased obtaining our supplies from Swisslog Healthcare GmbH and Swisslog Healthcare Asia Pacific Pte. Ltd. for the components required to manufacture the TransCar AGVs, and will procure the required components in-house.

We do not have long-term written purchase agreements with other suppliers, including Serial System, Activ Technology or other significant suppliers. Some components, such as semiconductors, chips and lithium batteries, are at times subject to industry-wide shortages, significant pricing fluctuations, and extended supply cycles. Although we benefit from our relationship with Serial System and Activ Technology as our shareholders, thereby minimizing our supply chain risks and optimizing our ability to secure a stable supply of semiconductors, chips and other key components, we have taken certain countermeasures including, but not limited to, adjusting production schedules, renegotiating supply arrangements, engaging multiple brokers, and purchasing larger quantities of key components in advance. While the global semiconductor supply shortage has eased in 2024, we may still encounter shortage for semiconductors on a periodic basis, which may impact the manufacturing of certain components which incorporate semiconductors. These delays and shortages could disrupt our production and lead to longer lead times for the delivery of our products to our customers.

We source components, sub-assemblies, and materials from a diverse network of over 360 suppliers internationally. While many raw materials and components are procured from multiple vendors, certain specialized components are sourced from a single or limited number of suppliers due to their technical complexity and industry availability. This is a strategic sourcing approach meant to ensure that the specialized components meet our precise technical requirements, thereby maintaining what we believe to be high quality standards in our products. Nevertheless, we continue to identify and qualify alternative suppliers to mitigate any risks of relying on a single or limited number of suppliers in respect of these specialized components. Our key suppliers include:

•        REIS Robotics GmbH & Co., KG — AGVs

•        VRI GmbH — LiFePo4 Batteries & Chargers

•        SICK Pte Ltd — Sensors, Scanners, Encoders, Flexisoft Modules

Global supply chain disruptions may affect the availability of raw materials, including an increase in the cost, or decrease in the available supply of semiconductor chips, lithium-ion batteries, electrical components, alloys and non-ferrous metals. To mitigate these risks, we are actively exploring alternative sourcing strategies and supplier diversification. However, there is no assurance that these measures will fully eliminate potential supply constraints.

Sales, Distribution and Marketing

We sell, lease, and service our products through multiple global channels, including our direct sales team, local resellers in Singapore, and regional distributors globally across Indonesia, Malaysia, Australia, China, South Korea, Hong Kong, UAE, Oman, Kuwait, USA and the UK. Our products are sold or leased to the end-user by our inhouse direct sales team, resellers and distributors using one or both of the following methods:

•        Robot-as-a-Service (“RaaS”) model. Our AMRs (O-R3, Camello+ and O-RX) are primarily offered through a RaaS subscription-based service model in which these AMRs are leased to the end-users for a fixed monthly fee, generally with a term of up to five years, for unlimited use and support. RaaS encompasses AMRs and products rentals as well maintenance, service, support, training, data transfer, Fleet Management and Control System access, docking stations, unlimited software, patches, firmware and select hardware upgrades.

•        Direct sales/purchase model. Our other products, including TransCar AGVs, AirGuard, and TreX, are primarily offered through a direct sales/purchase model in which our products are purchased by the end-user for a fixed purchase price, with additional potential revenue from an optional annual fee paid by the end-user for continuous software and hardware support for each year beginning the second year from purchase.

These two models are designed to facilitate our market penetration by addressing the different needs, cost-consideration and risk tolerance among our customer base. The RaaS model presents a compelling value proposition for end-users, and accelerates market adoption of our AMRs and products because it lowers the upfront costs of deployment, transforming capital expenditures into manageable operating expenses, and provides comprehensive operational and technical support with the flexibility to upgrade any leased products as new technologies are introduced, reinforcing its strategic advantage and long-term viability. Revenue from our direct sales model accounted for approximately 18.0% and 17.7% of our total revenues for the years ended April 30, 2024, and 2023, respectively, while revenue from our RaaS model accounted for approximately 2.7% and 4.7% of our total revenues for the years ended April 30, 2024 and 2023, respectively.

Regional Centers

In addition to our Singapore headquarters, we have established our Europe and United States regional centers to coordinate local sales, distributors, marketing, customer service, product support, and administrative functions for all of our products:

•        European regional center.    Headquartered in Ausburg, Germany, this regional center is currently responsible for the direct sale of TransCar AGVs in Europe, supported by our Singapore headquarters. The European regional center coordinates closely with Swisslog Healthcare for the service, maintenance, and repair of the installed TransCar AGVs in Europe. We plan to expand the European regional center by adding sales, product, operation personnel to develop a direct sale and distributor network of AMRs and UV-C disinfection systems in Europe, in addition to the TransCar system, and to gradually take over the service, maintenance and repair function of TransCar AGVs in Europe from Swisslog Healthcare.

•        United States regional center.    Headquartered in Boston, Massachusetts, our United States regional center is led by Ms. Cindy Luu, the General Manager of the Otsaw Digital, Inc. The United States regional center is currently responsible for our United States market expansion efforts, including specifically, business development, marketing, direct sales, and development of the distribution network of our products (including AMRs, UV-C disinfection systems, and TransCar AGVs) in the United States and Canada.

Advisory Services

On April 30, 2024, we entered into an engagement via an engagement agreement (as amended on December 12, 2024 and December 20, 2024) with CMD Global Partners, LLC (“CMD”) under which CMD committed to provide financial services to us inclusive of raising capital through private placements of equity and/or debt securities or other financing arrangements and became an advisor to the Company’s initial public offering (the “Engagement Agreement”). Under the Engagement Agreement upon the completion of any financing, we agreed to pay CMD a cash fee of 7.80% of the aggregate amount of any financing irrevocably committed at or in connection with such closing, whether or not drawn down. In connection with the advisory role, we also agreed to provide payment for incurred expenses not greater than US$150,000. Under the Engagement Agreement we also agreed to pay CMD a single success fee of US$75,000 in connection with the completion of this offering. CMD was given the exclusive right to act as an investment banker for significant corporate transactions for two years post-engagement and if a transaction occurs within the twelve month period or eight months after the termination of the 12 month period, we have agreed to pay CMD a fee of 3.80% of the total aggregate value of any financing transaction we enter into. We agreed to indemnify CMD under the terms of the Engagement Agreement.

On December 19, 2024 we entered into a second engagement via an advisory agreement with CMD under which CMD committed to providing advice on potential transactions, acquisitions, dispositions, and various other corporate matters (the “Advisory Agreement”). Under the Advisory Agreement we agreed to pay CMD retainer and incentive fees including US$675,000, or two instalments of US$337,500, as a retainer fee no later than April 15, 2025 or as soon as a financing transaction of US$5,000,000 or more is completed. Further retainer fees of US$250,000 are due by September 1, 2025, and February 15, 2026. Additionally, we will negotiate a separate incentive fee with CMD of up to $1,300,000, payable by February 15, 2026. The Advisory Agreement does not commit CMD to raising capital for us and can be terminated by either party with written notice, but certain provisions, including those related to fees, expenses, and indemnity, will remain in effect. We agreed to indemnify CMD under the terms of the Advisory Agreement.

Sales and Distribution

We sell our products worldwide through multiple sales channels, including through our direct sales force and distributors, who resell our products to end customers. As of the date of the prospectus, our global network of distributors consisted of approximately 20 distributors, through which we have established distributor network in Singapore, Malaysia, Indonesia, South Korea, Hong Kong, UAE, Oman, Kuwait and Australia. We have established international reseller and strategic partnership agreements with all of our distributors. Pursuant to the international reseller agreements, our distributors purchase the products directly from us, with the option to either lease them to end-users under the RaaS model or resell to the end-users directly. Furthermore, all of our distributors are responsible for the installation, repair, replacement and maintenance of the products they have resold in their relevant territories. Our distributors are also required to implement marketing and promotion efforts and assume all expenses related to the promotion, sale and distribution of the product which the distributors undertake to distribute. All distributors are subject to our capped suggested retail price or lease price when reselling or leasing. The distributors work closely with our sales and marketing team to attend periodic training, make periodic reports of market conditions, sales and forecasting, and assist us by identifying potential customers, developing new businesses and maintaining relationships with the end-users.

We enter into both exclusive and non-exclusive distribution agreements with our distributors. For distributors who receive an exclusive right to distribute our products in the relevant territories, the exclusivity is contingent upon fulfilment of the commitment by the distributor to purchase a pre-defined number of minimum orders for a number of systems per period. We have the right to cancel the exclusivity of the distributor if the distributor fails to meet the set targets. While sales through our distributors currently represent a small percentage of our total revenue, we expect this to grow as we continue to expand our distributorship network.

Marketing

We promote our products and our brand through various online and offline marketing and branding activities. We continuously cooperate with third-party media platforms and marketing service providers to publish industry-related content for online marketing and targeting campaigns to identify potential corporate customers and directly reach customers through social media networks. We also market our products at trade shows (live and virtual) as well as company-sponsored private events and on-site demonstrations.

We maintain close and stable relationships with our direct customers and distributors. Our consistent business development efforts, combined with the quality and reputation of our products and services help us attract new customers. By word of mouth, our existing customers often refer new customers to us. We believe our brand is enhanced by knowledgeable marketing personnel who can demonstrate the unique solutions provided by our products. Most of our sales and marketing personnel have previously worked in notable technology companies and have years of sales experience and technological knowledge.

Our regional distributors globally across Indonesia, Malaysia, Australia, China, South Korea, Hong Kong, UAE, Oman, Kuwait, USA and the UK play a key role in our sales and marketing function. In order to continue to expand our distribution network and channels to penetrate new geographic markets, we established the “Otsaw Partner Program” to engage and recruit additional distributors and channel partners. The program is set up to provide marketing, product set-up, product servicing and maintenance training to our distributors and channel partners, with the goal of enabling our distributors to become an extension of our sales and marketing, customer support, and product maintenance efforts. The program also provides the mechanism for seamless coordination of our in-house technical support for our distributors and channel partners and ensures reliable knowledge and know-how transfer in order to optimize the quality of the on-site customer and product support by our distributors.

We also pursue strategic alliances with systems integrators and industry leaders across industries that require our technology and solutions. We have collaborated with Singapore’s Ministry of Home Affairs (MHA) on an autonomous security robot trial, integrated our Camello autonomous delivery robot with OpenRMF (Open Robotics Middleware Framework) as part of an initiative with Mapletree Business City, and deployed our O-R3 at three different reservoir sites during the pandemic for autonomous surveillance and social distancing enforcement. We believe working with these partners will accelerate our brand awareness within various industries and provide complementary capabilities and differentiation that will attract new customers while helping us expand our customer base.

Service and Maintenance

After the sales of our products, we continue to offer high quality support from our operations team including project and service support to our customers and partners globally. We provide comprehensive project support to ensure the seamless implementation of our products, including planning, mapping, system and infrastructure setup, testing, and commissioning. Our service support ensures the optimal performance of the robot fleet through comprehensive and non-comprehensive service and maintenance packages. These tailored preventive and corrective maintenance solutions include routine inspections, software and system updates, as well as hardware repairs and replacements. Customers leasing our products through RaaS receive full-service support, including preventive and corrective maintenance, for the entire lease duration. Those who purchase our products benefit from a one-year warranty covering software and hardware defects in material and workmanship, with the option to extend coverage for an additional year at the time of purchase. After the warranty period, customers can opt for a customized service contract tailored to their specific needs.

As a general estimate, our comprehensive maintenance packages are priced at 10% of the robot cost or total project contract sum. For example, for a hospital project valued at US$5M, the comprehensive maintenance fee would be approximately US$500,000 per year. This ensures ongoing system reliability, optimal performance, and long-term support for the deployed robots.

Our operations support is provided globally to our customers either by (i) Otsaw personnel at our Singapore headquarters and European regional center, or (ii) regional distributors in regions or countries where we do not have a regional center or operational presence.

In relation to service and maintenance contracts, we have several large customers with whom we generated substantial revenue each year, and the composition of our largest customers has changed from year to year. For the year ended April 30, 2023, our top three customers, Engie Services Singapore Pte Ltd, Sengkang General Hospital Pte Ltd, Universitätsmedizin Greifswald Kdör, represented approximately 13.75%, 10.51% and 10.13% of our sales, respectively. For the year ended April 30, 2024, our top three customers, Engie Services Singapore Pte Ltd, Ng Teng Fong General Hospital and Sengkang General Hospital Pte Ltd, represented approximately 10.68%, 12.10% and 10.79% of our sales, respectively. The contracts typically last for a duration of between one to three years, and include termination provisions for cause, change of control and change in regulatory requirements.

For the financial years ended April 30, 2024 and 2023, we derived approximately 79.3% and 77.6% of our total revenues from service and maintenance, respectively.

We are in the process of building our global help desk (“Global Help Desk”) at our Singapore headquarters. The Global Help Desk will provide technical support for requests from our European regional center, the United States regional center, direct customers, and regional distributors. The Global Help Desk will be managed by our operations team, who are dedicated to efficient problem-solving and product recovery.

While the majority of our team members are based at our Singapore headquarters, we are in the process of expanding our team in Europe and are beginning to establish a team in the United States. This expansion is intended to support the ongoing growth of our regional centers and distributor network.

Seasonality

Our sales are not seasonal, and we do not anticipate them becoming so in the near term.

Awards

We have received a number of awards and accreditations in recognition of our products and innovation. The following table sets forth the awards and accreditations we have been granted up to the date of prospectus:

Year	Award	Organized/Granted By	Our Products
2018	2nd Minister of Home Affairs — Merlion Award Winner 2018	Ministry of Home Affairs, Singapore	O-R3
2019	Singapore Security Industry Award 2019	Security Association Singapore, Security Systems Association of Singapore, and the Security Industry Institute of Singapore	O-R3
2020	Mobile Robot Guide — Technology Innovator Award	Mobile Robot Guide	O-RX
2021	Technology Excellence Award 2021	Singapore Business Review	O-RX
2022	2022 Winner of Virtually Unlimited Designer Category	Design Business Chamber Singapore	Camello
2024	WIPO-IPOS IP For Innovation Awards 2024	WIPO-IPOS IP	Camello+

Certification

As of the date of prospectus, we have received the following certifications:

Relevant authority/organization	Technology/ Products	Relevant list/category	Qualification/ License/Grading	Date of grant/registration	Date of expiry
TÜV SÜD	UV-C Module from O-RX Robot	Effectiveness Against E-Coli and Human Coronavirus	99.9% inactivation within 5 minutes at a working distance of 2.5 meters	June 09, 2020	N/A
Management System Certification (Singapore)	O-RX, Transcar, Camello, Autonomous Security Robot & Outdoor Security Robot	Quality management system	ISO 9001: 2015	Oct 18, 2023	Oct 17, 2026

We intend to apply for the renewal of the above relevant certifications prior to their respective expiry dates and based on our past experience, we do not foresee any material difficulties in renewing the certifications.

Intellectual Property

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success. We protect our intellectual property rights, both in the Singapore and abroad, through a combination of patent, trademark, copyright and trade secret protection, as well as confidentiality agreements with our employees and consultants. We rely on copyright, trademark, and patent law in the applicable jurisdictions where we operate. In addition to our significant IP protection, we rely on know-how, black box, and dark arts. We seek to control access to, and distribution of, our proprietary information through confidentiality procedures and non-disclosure agreements with manufacturer partners, third-party developers, distributor, and business partners. Unpatented research, development, know-how, and engineering skills make a vital contribution to our business. We pursue patent protection when we believe it is possible and consistent with our overall strategy for safeguarding intellectual property.

Unpatented trade secrets are an important aspect of our business to control access to, and distribution of, our proprietary information. This is achieved through confidentiality procedures, contractual restrictions, and non-disclosure agreements with employees, manufacturer partners, third-party developers, distributors, and business partners.

As of the date of prospectus, we have 1 patent, 2 trademarks and 5 design registrations registered with the Registrar of Patents, Registrar of Trademarks and Registrar of Designs respectively in Singapore and 1 pending patent application and 1 pending trademark application in Singapore. In the United States, we have 1 patent registered with the United States Patent and Trademark Office and have 1 pending patent application. The registered Singapore and United States patents relate to our proprietary 3D SLAM technology — the software system for registering a three-dimensional map of an environment and the method for real-time simultaneous localization and mapping of robots, and include method, system and device claims. The pending patent applications relate to UV-C LED technology, which powers our UV-C disinfection products such as OR-X and TreX and include apparatus and system claims.

All of our design registrations are in the areas of AMR design, including the design registrations of O-R3, Camello+, and O-RX. The design registrations expire between the years 2023 and 2030.

Registered Singapore IP rights

No.	Nature and description of IP right	Class No. (and Sub-Class No., if any)	Country of registration	Registered owner	Approval date	Expiry date/Next renewal due date
1.	Design (Multi-Purpose Indoor/Outdoor Autonomous Mobile Robot) No. 30202300811W	15-99; 12-08	Singapore	Otsaw Digital Pte. Ltd.	August 24, 2023	Expiry date: July 18, 2038 Next renewal due date: July 18, 2028

Front view

Figure 1. Front View

Left view

Figure 2. Left View

Right view

Figure 3. Right View

Back view

Figure 4. Back View

Top view

Figure 5. Top View

Bottom view

Figure 6. Bottom View

Perspective view

Figure 7.
Perspective View 1

Perspective view

Figure 8.
Perspective View 2

Perspective view

2.	Design (Portable Disinfection Machine) No. 30202109611R	15-99	Singapore	Otsaw Digital Pte. Ltd.	August 30, 2021	Expiry date: August 04, 2036 Next renewal due date: August 04, 2026
3.	Design (Delivery Robot) No. 30202008552W	15-99	Singapore	Otsaw Digital Pte. Ltd.	November 03, 2020	Expiry date: October 29, 2035 Next renewal due date: October 29, 2025
4.	Design (Disinfection Robot) No. 30202008551V	15-99	Singapore	Otsaw Digital Pte. Ltd.	November 03, 2020	Expiry date: October 29, 2035 Next renewal due date: October 29, 2025

No.	Nature and description of IP right	Class No. (and Sub-Class No., if any)	Country of registration	Registered owner	Approval date	Expiry date/Next renewal due date
5.	Design (Autonomous Robot) No. 30202008010S	12-08; 15-99; 07-05	Singapore	Otsaw Digital Pte. Ltd.	May 26, 2020	Expiry date: May 23, 2035 Next renewal due date: May 23, 2025
6.	Patent (Three-Dimensional Mapping of an Environment) No. 10201804396Y	International Patent Classification: G01S 17/89 G01C 21/20	Singapore	Otsaw Digital Pte. Ltd.	September 25, 2024	Expiry date: January 13, 2037 Next renewal due date: January 13, 2026
7.	Trademark No. 40202024166T	11	Singapore	Otsaw Digital Pte. Ltd.	Date of completion of registration procedure: April 14, 2021	Expiry date: November 19, 2030
8.	Trademark No. 40202024165U	11	Singapore	Otsaw Digital Pte. Ltd.	Date of completion of registration procedure: April 27, 2021	Expiry date: November 19, 2030

Applications for Singapore IP rights

No.	Nature and description of IP right	Class No. (and Sub-Class No., if any)	Application details	Applicant(s)	Status of Application
1.	Patent (System, Method and Apparatus for Disinfection with Ultraviolet (UV) Radiation) No. 11202260290Q	International Patent Classification: A61L 2/10 A61L 2/24 H05B 47/125 H05B 47/19	PCT Application No. PCT/SG2021/050213 PCT Publication No. WO/2021/242171	• Agency for Science, Technology and Research • Otsaw Digital Pte. Ltd.	Pending (Published)
2.	Trademark No. 40202501601P	44, 45	—	• Otsaw Digital Pte. Ltd.	Pending (Under Examination)

Registered U.S. IP rights

No.	Nature and description of IP right	Class No. (and Sub-Class No., if any)	Country of registration	Registered owner	Approval date	Expiry date/Next renewal due date
1.	Patent (Three-Dimensional Mapping of an Environment) No. US 10,096,129 B2	382/106.000	United States	Otsaw Digital Pte. Ltd.	October 9, 2018	Expiry date: December 1, 2037

Applications for U.S. IP rights

No.	Nature and description of IP right	Class No. (and Sub-Class No., if any)	Application details	Applicant(s)	Status of Application
1.	Patent (System, Method and Apparatus for Disinfection with Ultraviolet (UV) Radiation) No. US 2023/0181782 A1	422/024.000	Application No. 17/925,914 PCT No. PCT/SG2021/050213	• Agency for Science, Technology and Research • Otsaw Digital Pte. Ltd.	Pending (Published)

Competition

By product area, the following is a breakdown of the competitive landscape. Our competitors are based primarily in the US and Europe.

•        The O-R3 AMR’s principal competitors include autonomous security robot and platform developers, such as Kabam Robotics Pte. Ltd., Ninebot Asia Pte. Ltd., SMP Robotics Singapore Pte. Ltd., Knightscope, Inc., Robotics Assistance Devices, Inc. We believe that the O-R3 is able to stand out from similar products of our competitors due to its capabilities in navigating outdoor environment and in industry applications;

•        Our UV-C disinfection systems principal competitors include Avidbots Corp, Sesto Robotics Pte. Ltd., ST Engineering Ltd., and Xenex Disinfection Services Inc. Our UV-C disinfection systems use proprietary UV-C LED technology, which we believe delivers safer and more effective disinfection compared to traditional mercury-based systems. Our UV-C LED technology robots also focus on hospital-grade cleaning for both healthcare and commercial spaces;

•        The TransCar AGV faces varied and intense competitive landscape that includes various major sizeable robotics and automation solutions companies globally, principal competitors include Oppent S.P.A., Oceaneering International, Inc., Aetheon Inc., Mobile Industrial Robots ApS, DS Automation Ltd., MLR System GmBH, and JBT Corporation. We believe that the TransCar AGV is able to stand out from similar products of our competitors because it is multifunctional and is able to handle food, medication, linen and sterile equipment deliveries.

•        Our Camello+ AMR competes with other ground-based unmanned delivery vehicles offered by its principal competitors, such as Starship Technologies, Kiwi Campus Inc., and Ottonomy.io. We believe that Camello+ is able to stand out from similar products of our competitors because of its modular capabilities, allowing it to be adapted for different use cases, from basic last mile logistics to critical healthcare deliveries.

We believe that our AMRs and robotic solutions will augment and enhance human labor. As such, our primary competition will still be traditional modes of human labor, such as traditional facilities management service providers which provide security services, disinfection services, logistics services, and last-mile or intra-facility delivery services. However, these facilities management service providers may also be our potential customers. To overcome potential resistance to technology and to establish a positive industry perception of AMR and robot-enhanced facilities management services, we will continuously demonstrate to our customers, particularly those who are cost-sensitive, the value proposition and the cost-efficiency of our products in comparison to traditional labor — increased productivity, freeing labor by allowing human to focus on higher-value works, reduction of cost and reliance on human capital, and the enhanced reliability of robots to reduce human error.

We expect that we will compete on the following factors:

•        technological, product, and software innovation;

•        product quality, reliability and safety;

•        product features and performance;

•        product pricing;

•        production capacity, hence efficiency and economies of scales;

•        brand name recognition;

•        customer service and product support; and

•        existing customer relationships.

We believe we do and will compete favorably on these factors; however, our potential competitors may have greater financial, technical, manufacturing and other resources than we have. Our competitors may be able to deploy greater resources for the design, development, manufacturing, distribution, promotion, sales, marketing and support of their products. Additionally, our competitors may have greater name recognition, longer operating histories, larger sales forces, broader customer and industry relationships and other tangible and intangible resources than we have. These competitors also compete with us in recruiting and retaining qualified research and development, sales, marketing and management personnel, as well as in acquiring technologies complementary to, or necessary for, our products. Additional mergers and acquisitions in the industrial robotics market may result in even more resources being concentrated on our competitors.

Employees

As of the date of this prospectus, we had 87 full-time employees, 77 of whom are based in our headquarters in Singapore, 8 based in Germany and 2 based in the United States. As of April 30, 2024, we had 92 full-time employees 79 of whom are based in our headquarters, 11 based in Germany and 2 based in the United States. As of April 30, 2023, we had 88 full-time employees, 77 of whom are based in our headquarters, 10 based in Germany and 1 based in the United States. As of April 30, 2022, we had 51 full time employees,49 of whom are based in our headquarters, 1 based in Germany and 1 based in the United States.

The following table sets forth the breakdown of our employees categorized by function as of the date of this prospectus.

Function	Number of Employees
Research and Development	19
Sales and Marketing	8
Production	6
Material	2
Operation	38
Finance	4
Human Resource	3
Business Development	1
Management & Director	6
Total	87

Our success depends on our ability to attract, motivate, train and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages in-house development. As a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

Facilities

We are headquartered in Singapore and operate in a corporate and assembly/manufacturing facility located at 10 Tampines North Drive 4 #01-03, Tampines North Singapore 528553, consisting of approximately 17,255 square feet. The lease expires on April 15, 2025, and has the option to extend the lease for a three-year period. We believe that this facility, which includes office, demonstration, assembly, and repair space, will adequately serve our current needs.

We lease an office space in Germany, at Bürgermeister-Wegele-Straße 12, 86167 Augsburg, Germany. It is primarily used as the office space for our Europe regional center. The lease expires on July 31, 2027.

We lease an office space in the United States, at 99 South Bedford Street, Burlington, Massachusetts MA 01803, USA. It is primarily used as the office space for our United States regional center. The lease expires on July 31, 2026.

We lease our premises under operating lease agreements from independent third parties. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth. Should we need additional space, we believe we will be able to obtain additional space on commercially reasonable terms.

Insurance

We maintain property insurance policies covering our equipment and facilities in accordance with customary industry practice. We carry occupational injury, medical, travel and pension insurance for our employees, in compliance with applicable regulations. We also carry director & officer (D&O) insurance. We will continue to review and assess our risk portfolio and make necessary and appropriate adjustments to our insurance practices to align with our needs and with industry practice in Singapore and in the market in which we operate.

Legal Proceedings

From time to time, we may become a party to various legal, arbitral or administrative proceedings or claims arising in the ordinary course of our business. Any of the pending lawsuits against us, or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Other than as stated above, there are currently no material legal proceedings against us or that have been against us, and we are not aware of investigations being conducted by a governmental entity into our company.

REGULATIONS

This section sets forth a summary of the significant regulations or requirements in the jurisdictions where we conduct material business operations as of the Latest Practicable Date. The primary laws and regulations to which we are subject to are autonomous vehicles, artificial intelligence, data protection and information security, consumer protection, intellectual property rights, anti-money laundering and terrorism financing and employment.

SINGAPORE

Regulations and Guidelines on Autonomous Vehicles

We sell or lease out to third parties autonomous robots which may be deployed in, inter alia, public areas. The Land Transport Authority of Singapore governs the use of autonomous vehicles on public paths under the Active Mobility Act 2017 of Singapore (“AMA”), the Road Traffic Act 1961 of Singapore (“RTA”) and the Road Traffic (Autonomous Motor Vehicles) Rules 2017 (“RT(AMV)R”) of Singapore. Under the AMA, an individual must not (i) drive on a footpath a motor vehicle that is not a motorized wheelchair or mobility scooter, and (ii) drive or ride on a shared path any motor vehicle that is not a power-assisted bicycle, personal mobility device, motorized wheelchair or mobility scooter. The definition of “motor vehicles” includes a robotic machine designed to move and operate independently of human control when the computer that controls it is programmed, which includes our autonomous robots.

The Minister of Transport may grant an exemption order to the AMA, RTA and/or RT(AMV)R, for specified motor vehicles that have passed the comprehensive testing framework. Under the exemption order, the specified motor vehicle may be allowed to drive on a specified footpath or a specified shared path subject to certain conditions as provided for under the respective exemption orders.

The RTA provides that the Land Transport Authority of Singapore may make rules generally as to the use of vehicles, their construction and equipment and the conditions under which they may be used. Sections 6C and 6D of the RTA set out the rules on trial and use of autonomous motor vehicles, and the exemptions and modified application of laws to approved trails and special uses. The definition of “autonomous motor vehicle” means a motor vehicle equipped wholly or substantially with an autonomous system (also commonly known as a driverless vehicle), and includes a trailer drawn by such a motor vehicle, which include the autonomous robots that we produce. Pursuant to which, the Minister of Transport of Singapore may (i) require the person authorized under the rules to undertake the approved trial or carry out the approved special use to have in place liability insurance before the approved trial or approved special use starts and to publish a notice about the approved trial or approved special use before the approved trial or approved special use starts, (ii) prescribe the circumstances when the approved trial or approved special use may or may not be undertaken, and (iii) prescribe the use of autonomous motor vehicles in the approved trial or approved special use, and their construction, design and equipment, for the safety of other road users.

In addition, the RT(AMV)R prohibits the trial and use of autonomous motor vehicles on any road, save for an authorization granted by the Land Transport Authority. In granting the authorization, the Land Transport Authority may impose such conditions as it thinks fit, which may include (i) stating the geographical area in which the approved trial or approved special use may be carried out, (ii) requiring a qualified safety operator to monitor the operation of the vehicle and to take over operation of the vehicle if necessary, and (iii) any other conditions having regard to the technical specifications of the autonomous motor vehicle.

In relation to the use of autonomous mobile robots for delivery within commercial buildings, the Infocomm Media Development Authority of Singapore has published Guidelines for the Use of Autonomous Mobile Robots for Delivery within Commercial Buildings in January 2021 for general information purposes, to provide the various stakeholders, which includes autonomous mobile robot manufacturers, mall operators, retailers, logistics providers, infrastructure owners, with guidelines to be able to integrate autonomous mobile robots into their operations, and within the wider ecosystem of the commercial building. The guidelines also provide recommendations to ensure safety in the deployment of such autonomous mobile robots in commercial buildings.

Guidelines on Artificial Intelligence

[At present, Singapore does not have any specific regulation on artificial intelligence. The current approach taken is a prescriptive model, which consists of guidelines and non-binding frameworks for organizations to adopt. The Model Artificial Intelligence Governance Framework (First Edition) was released at the 2019 World Economic Forum

Annual Meeting. On 21 January 2020, the Personal Data Protection Commission released the Model AI Governance Framework (Second Edition) (the “2020 Framework”) at the 2020 World Economic Forum Annual Meeting, which includes additional considerations and refines the original model framework for greater relevance and usability. The underlying guiding principles are (i) decisions made by artificial intelligence should be explainable, transparent and fair, (ii) artificial intelligence should be human-centric. The Model Artificial Intelligence Governance Frameworks provide guidance on (i) internal governance structures and measures, (ii) determining the level of human involvement in artificial intelligence augmented decision making, (iii) operations management, and (iv) stakeholder interaction and communication, with an aim to translate ethical principles into practical recommendations that organizations may readily adopt to deploy artificial intelligence responsibly. In light of recent advances in generative artificial intelligence, the AI Verify Foundation and Infocomm Media Development Authority of Singapore have also developed a draft Model AI Governance Framework for Generative AI (the “2024 Framework”), which seeks to expand on the 2020 Framework by addressing new issues that have emerged from generative artificial intelligence and providing guidance on suggested practices for safety evaluation of generative artificial intelligence models.]

Regulations on Data Protection and Information Security

While the Personal Data Protection Act 2012 of Singapore (“PDPA”) does not single out artificial intelligence, it lays out a data protection framework on the collection, use and disclosure of personal data by organizations in Singapore to safeguard personal data, buttress public trust in the digital economy and spark data innovation. The PDPA is administered and enforced by the regulator, the Personal Data Protection Commission. It sets out data protection obligations which all organizations are required to comply with in undertaking activities relating to the collection, use or disclosure of personal data. A failure to comply with any of the above may subject (i) an organization to a fine of up to 10% of an organization’s annual turnover in Singapore or S$1 million (approximately US$756,773), whichever is higher, or (ii) an individual to a fine of up to S$200,000 (approximately US$143,419).

A facilities management operator and/or an artificial intelligence technology company is required to comply with the PDPA, which generally requires organizations to give notice, obtain consent and inform individuals of the applicable purposes prior to collection, use or disclosure of personal data (being data, whether true or not, about an individual who can be identified from that data or from that data and other information to which organizations have or are likely to have access), and to provide individuals with the right to access and correct any error or omission in their personal data. Organizations are also required to put in place sufficient measures to protect the personal data in its possession or control from unauthorized access, loss or damage. On March 1, 2024, the Personal Data Protection Commission issued the Advisory Guidelines on the Use of Personal Data in AI Recommendation and Decision Systems, which provides specific guidance on how the PDPA applies in three typical stages of artificial intelligence system implementation.

Pursuant to the Personal Data Protection Commission’s Advisory Guidelines on the PDPA for NRIC and other National Identification Numbers which took effect on September 1, 2019, an organization is not permitted to collect, use or disclose an individual’s identification number unless (i) the collection, use or disclosure is required by the law, or (ii) it is necessary to establish or verify an individual’s identity to a high degree of accuracy.

The PDPA also imposes various baseline obligations on organizations in relation to the permitted uses of, the accountability for, the accuracy of, the protection of, the retention of, and overseas transfers of, personal data. In addition, the PDPA requires organizations to check the “Do Not Call” registers prior to sending marketing messages addressed to Singapore telephone numbers, through telephone calls, text messages or faxes.

In the event of a data breach involving any personal data in an organization’s possession or control, the PDPA requires the organization to take reasonable and expeditious steps to assess whether the data breach is notifiable under the Personal Data Protection Commission, and the organization is required to notify the Personal Data Protection Commission of the data breach if it is assessed to be one that: (i) results in, or is likely to result in, significant harm to an affected individual, or (ii) is, or is likely to be, of a significant scale. In addition to notifying the Personal Data Protection Commission, organizations are also required to notify the affected individuals of notifiable data breaches in any manner that is reasonable in the circumstances.

Consumer Protection

There are various general consumer protection laws in place in Singapore, which apply generally to all relevant transactions but are not specifically targeted at regulating facilities management and/or artificial intelligence technology operations. One or more of these laws would be relevant in the context of regulating facilities management and/or artificial intelligence technology operations.

The Consumer Protection (Fair Trading) Act 2003 of Singapore (“CPFTA”) sets out a legislative framework to allow consumers aggrieved by unfair practices to have recourse to civil remedies before the Singapore courts. The definition of “supplier” under the CPFTA includes persons who provide goods or services to consumers, or manufacture, assemble or produce goods, which we do through the provision of artificial intelligence technology for automated security, logistics and disinfection and healthcare logistics. Suppliers may be held liable for engaging in unfair practices in relation to consumer transactions. Unfair practices include, among other things: (i) doing or saying anything, or omit to say anything which would reasonably deceive or mislead consumers, (ii) making a false claim, (iii) taking unreasonable advantage of a consumer if the supplier knows or ought reasonably to know that the consumer is not in a position to protect his or her own interests or is not reasonably able to understand the character, nature, language or effect of the transaction or any matter related to the transaction, or (iv) making various forms of misrepresentations to the consumer. A consumer who has entered into a transaction involving an unfair practice may bring an action against the supplier. The right to bring an action does not apply where the remedy or relief sought exceeds S$30,000 (approximately US$21,362) and is subject to a limitation period of 2 years after (i) the date of the occurrence of the last material event on which the action is based or (ii) the earliest date on which the consumer had knowledge that the supplier had engaged in the unfair practice, whichever occurs later.

The CPFTA provides further protection to consumers for goods which do not conform to the applicable contract at any time within the period of 6 months from the date on which the goods were delivered, which is regarded as not having conformed to the applicable contract at the time of delivery. Accordingly, this is a breach of an express term of the contract and the implied condition that the goods will correspond with the description provided by the supplier to the consumer or the implied condition that the goods are of satisfactory quality or fitness for the purposes for which the goods were supplied. The consumer would have the right to require the supplier to (i) repair or replace the goods, (ii) reduce the amount to be paid for the sale by an appropriate amount or (iii) rescind the contract with regard to the goods in question.

The Consumer Protection (Trade Descriptions and Safety Requirements) Act 1975 of Singapore (“CP(TDSR)”) prohibits misdescription of goods supplied in the course of trade. The definition of “trade descriptions” include any description, statement or indication which directly or indirectly relates to the (i) method of manufacture, production, processing or reconditioning of any goods and (ii) fitness for purpose, strength, performance, behavior or accuracy of any goods. This prohibition applies to all persons in the course of business and would be applicable to the facility management and/or artificial intelligence technology trade. Violations of the CP(TDSR) may be subject to criminal liability, such as imprisonment for up to 2 years and/or fines of up to SGD 10,000 (approximately US$7,118).

Regulations on Intellectual Property Rights

Designs

The Intellectual Property Office of Singapore administers the intellectual property legislative framework in Singapore, which includes designs, trademarks and patents. Singapore is a member of the main international conventions regulating intellectual property matters, and the WTO’s Agreement on Trade Related Aspects of Intellectual Property Rights.

The Registered Designs Act 2000 of Singapore confers protection on registrable designs in Singapore, and the registered owner is granted exclusive rights to the external appearance of the article or non-physical product and has the right to control its use. There are two (2) key criteria for registration: the subject matter must be (i) a “design”, which means features of shape, configuration, colors, pattern or ornament applied to any article or non-physical product that gives that article or non-physical product its appearance, and (ii) “new”, being a design that is not the same as a design that has been registered or published in Singapore or elsewhere. An infringement of a registered design may give rise to civil liabilities. Registered designs will last for an initial period of 5 years and may be renewed for a second and third period of 5 years, subject to application for an extension and the payment of extension fees.

Trade Marks

The Trade Marks Act 1998 of Singapore confers statutory protection on registrable trademarks on a first-to-file basis in Singapore, and the registered proprietor is granted a statutory monopoly of the trade mark in Singapore in relation to the product or service for which it is registered. There are three (3) key criteria for registration: the subject matter must be (i) a “trade mark”, which is any sign capable of being represented graphically and which is capable of distinguishing goods or services dealt with or provided in the course of trade by a person from goods or services so dealt with or provided by any other person, (ii) “distinctive”, if it is not descriptive of those goods or services and (iii) does not conflict with an earlier trademark, that is an earlier registered trade mark or trademark (which is registered or not) which is well known in Singapore. An infringement of a registered trade mark may give rise to civil and criminal liabilities. Registered trademarks are valid for a period of 10 years from the date of registration and may be renewed for further periods of 10 years.

Patents

The Patents Act 1994 of Singapore confers statutory protection on patentable inventions on a first-to-file basis in Singapore, and the registered proprietor will have the exclusive right to exploit the invention. There are three (3) key criteria for registration: the invention must (i) be new, (ii) involve an inventive step (being a step that is not obvious to a person who is skilled in the relevant art) and (iii) be capable of industrial application. An infringement of a registered patent may give rise to civil liabilities. Registered patents are valid for 20 years from the date of filing of the application, subject to the payment of annual renewal fees from the fifth year.

Regulations on Anti-money Laundering and Prevention of Terrorism Financing

The primary anti-money laundering legislation in Singapore is the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act 1992 (the “CDSA”), which provides for the confiscation of benefits derived from, and to combat, corruption, drug dealing and other serious crimes. Generally, the CDSA criminalizes the concealment or transfer of the benefits of criminal conduct as well as the knowing assistance of the concealment, transfer or retention of such benefits.

The Terrorism (Suppression of Financing) Act 2002 (the “TSOFA”) is the primary legislation for the combating of terrorism financing. It was enacted to give effect to the International Convention for the Suppression of the Financing of Terrorism. Besides criminalizing the laundering of proceeds derived from drug dealing and other serious crimes and terrorism financing, the CDSA and the TSOFA also require suspicious transaction reports to be lodged with the Suspicious Transaction Reporting Office. If any person fails to lodge the requisite reports under the CDSA and the TSOFA, he may be subject to criminal liability.

Regulations on Employment

Employees

The Employment Act 1968 of Singapore (“EA”) prescribes certain minimum conditions of service that employers are required to provide to employees covered under the EA (“employees”), including (i) minimum days of statutory annual and sick leave, (ii) paid public holidays, (iii) statutory protection against wrongful dismissal, (iv) provision of key employment terms in writing and (v) statutory maternity leave and childcare leave benefits.

In particular, Part IV of the EA sets out the requirements for rest days, hours of work and other conditions of service for workmen who receive salaries not exceeding S$4,500 (US$3,203) a month and other employees (other than workmen or a person employed in a managerial or an executive position) who receive salaries not exceeding S$2,600 a month (approximately US$1,860). Section 38(8) of the EA provides that employees are not allowed to work for more than 12 hours in any one day except in specified circumstances, such as where the work is essential to the life of the community, defense of security. In addition, Section 38(5) of the EA limits the extent of overtime work that an employee can perform to 72 hours a month.

Employers must seek the prior approval of the Commissioner for Labour (“Commissioner”) for exemption if they require an employee or a class of employees to work for more than 12 hours a day or work overtime for more than 72 hours a month. The Commissioner may, after considering the operational needs of the employer and the health and safety of the relevant employee or class of employees, by order in writing exempt such relevant employees from the overtime limits subject to such conditions as the Commissioner thinks fit. Where such exemptions have been granted, the employer shall display the order or a copy thereof conspicuously in the place where such employees are employed.

Aside from minimum benefits in respect of the aforesaid terms of employment in the EA, other employment-related benefits which are prescribed by law include (i) contributions to be made by an employer to the Central Provident Fund, under the Central Provident Fund Act 1953 of Singapore, in respect of each employee who is a citizen or permanent resident of Singapore, (ii) provision of statutory maternity, paternity, childcare and adoption leave benefits (subject to the fulfilment of certain eligibility criteria) under the Child Development Co-Savings Act 2001 of Singapore, (iii) statutory protections against dismissal on the grounds of age, and statutory requirements to offer re-employment to an employee who attains the prescribed minimum requirement age, under the Retirement and Re-employment Act 1993 of Singapore, and (iv) statutory requirements relating to work injury compensation, and workplace safety, health and welfare, under the Work Injury Compensation Act 2019 of Singapore and the Workplace Safety and Health Act 2006 of Singapore, respectively.

In relation to the contributions made by an employer to the Central Provident Fund, the specific contribution rate varies depending on whether the employee is a Singapore citizen or permanent resident in the private or public sector and the age group and wage band of the employee. Generally, for employees who are Singapore citizens in the private sector or non-pensionable employees in the public sector, 55 years old or below and that earn more than S$750 (approximately US$545) a month, the employer’s contribution rate is 17% of the employee’s wages.

Foreign Employees

The availability and the employment of skilled and unskilled foreign workers are affected by the government’s policies and regulations on the immigration and employment of foreign workers in Singapore. The policies and regulations are set out in, inter alia, the Employment of Foreign Manpower Act 1990 of Singapore (“EFMA”) and the relevant Government Gazettes.

Under the EFMA, no person shall employ a foreign employee and no foreign employee shall be in the employment of an employer unless the foreign employee has a valid work pass. In relation to the employment of foreign professionals, employers must ensure that such persons apply for an “Employment Pass”. In relation to the employment of semi-skilled or unskilled foreign workers, employers must ensure that such persons apply for a “Work Permit”. In relation to the employment of foreign mid-level skilled workers, employers must ensure that such persons apply for “S Pass”.

The Employment of Foreign Manpower (Work Passes) Regulations 2012 of Singapore (“EFMR”) requires employers of work permit holders, inter alia, to (i) subsidize medical expenses of foreign workers (unless agreed otherwise), (ii) provide safe working conditions, (iii) provide acceptable accommodation consistent with any law or governmental regulations, and (iv) provide and maintain medial insurance for inpatient care and day surgery, with coverage of at least S$60,000 (approximately US$10,675) per every 12-month period.

The EFMR also requires employers of S Pass holders, inter alia, to (i) subsidize medical expenses of foreign worker (unless agreed otherwise) and (ii) provide and maintain medical insurance for inpatient care and day surgery, with coverage of at least S$60,000 (approximately US$10,675) per every 12-month period.

An employer of foreign workers is also subject to, inter alia, the provisions set out in the EA, the EMFA, the Immigration Act 1959 of Singapore and the Immigration Regulations.

Workplace Safety and Health

The Workplace Safety and Health Act 2006 of Singapore (“WSHA”) governs the safety, healthcare and welfare of persons at work in workplaces. Under the WSHA, every employer has the duty to take, so far as is reasonably practicable, measures that are necessary to ensure the safety and health of his employees at work, as well as persons who may be affected by any undertaking carried on by him in the workplace. The measures necessary to ensure the safety and health of persons at work include:

(i)     providing and maintaining for those persons a work environment which is safe, without risk to health, and adequate as regards facilities and arrangements for their welfare at work;

(ii)    ensuring that adequate safety measures are taken in respect of any machinery, equipment, plant, article or process used by those persons;

(iii)   ensuring that those persons are not exposed to hazards arising out of the arrangement, disposal, manipulation, organization, processing, storage, transport, working or use of things in their workplace, or near their workplace and under the control of the employer;

(iv)   developing and implementing procedures for dealing with emergencies that may arise while those persons are at work; and

(v)    ensuring that those persons at work have adequate instruction, information, training and supervision as is necessary for them to perform their work.

In addition, a person who erects, installs or modifies any machinery or equipment for use at work must ensure, so far as is reasonably practicable, that the machinery or equipment is erected, installed or modified in such a manner that it is safe, and without risk to health, when properly used.

The definition of “workplace” means any premises where a person is at work or is to work, for the time being works, or customarily works, and includes a factory. The definition of “factory” means any premises specified in the Fourth Schedule of the WSHA and within which persons are employed in processes such as (i) the handling, sorting, packing, storing, altering, repairing, construction, processing or manufacturing of any goods or product, (ii) the handling, sorting, packing, storing, processing, manufacturing or use of any hazardous substances, (iii) the repair, construction or manufacturing of any vessel or vehicle, any building operation or work of engineering construction, and (iv) the operation or maintenance of any facility or system related to the provision of any public utility. Under the Fourth Schedule of the WSHA, workplaces specified as factories include, among others, any premises using an assembly-line manufacturing process in connection with the manufacturing, for the purposes of trade or gain, of any goods or products using mechanical power, not being a restaurant or kitchen.

The Commissioner for Workplace Safety and Health (“CWSH”) may serve a remedial or stop-work order under the WSHA if he is satisfied that:

(i)     the workplace is in such condition, or is so located, or any part of the machinery, equipment, plant or article in the workplace is so used, that any work or process carried on in the workplace cannot be carried on with due regard to the safety, health and welfare of persons at work;

(ii)    any person has contravened any duty imposed by the WSHA; or

(iii)   any person has done any act, or has refrained from doing any act which, in the opinion of the CWSH, poses or is likely to pose a risk to the safety, health and welfare of persons at work.

The remedial order shall direct the person served with the order to take such measures, to the satisfaction of the CWSH, (i) to remedy any danger so as to enable the work or process in the workplace to be carried on with due regard to the safety, health and welfare of the persons at work, (ii) to comply with any duty imposed under the WSHA, or (iii) to do or refrain from doing any act which, in the opinion of the CWSH, poses or is likely to pose a risk to the safety, health and welfare of persons at work. The stop-work order shall direct the person served with the order to immediately cease to carry on any work (i) indefinitely or (ii) until such measures as are required by the CWSH have been taken, to the satisfaction of the CWSH, to remedy any danger so as to enable the work at the workplace to be carried on with due regard to the safety, health and welfare of the persons at work.

The Workplace Safety and Health (General Provisions) Regulations of Singapore (“WSH General Regulations”) sets out more specific duties of employers regarding workplace safety and health. For example, employers have the duty to take effective measures to protect persons in the workplace from overcrowding, excessive heat or cold and harmful radiations, or exposure to infectious agents or biohazardous material. The definition of “biohazardous material” includes any substance which contains toxins and any biological waste. Employers must also ensure that there is sufficient ventilation, lighting, floor drainage and sanitary conveniences at the workplace.

Under the Workplace Safety and Health (Registration of Factories) Regulations 2008 of Singapore (“WSH Factories Regulations”), any person who occupies or uses any premises as a factory not falling within any of the classes of factories described in the First Schedule of the WSH Factories Regulation shall, before the commencement of operation of the factory, submit a notification to the CWSH informing his intention to occupy or use those premises as a factory. The notification is not subject to any renewal requirements.

Under the WSHA and the Workplace Safety and Health (Workplace Safety and Health Officers) Regulations 2007 of Singapore (“WSHO Regulations”), certain prescribed workplaces as set out in the Second Schedule of the WSHO Regulations are required to appoint a workplace safety and health officer or a workplace safety and health coordinator. Further, under the WSHA and the Workplace Safety and Health (Workplace Safety and Health Committee) Regulations (“WSHC Regulations”), certain prescribed workplaces as set out in Section 3 of the WSHC Regulations are required to appoint a workplace safety and health committee.

Under the Work Injury Compensation Act 2019 of Singapore (“WICA”), an employer is liable to pay compensation in accordance with the provisions thereof for any personal injury caused to an employee by an accident arising out of and in the course of employment. The WICA applies to any person who has entered into or works under a contract of service or apprenticeship with an employer, subject to certain prescribed exclusions. The amount of compensation in respect of any personal injury of an employee caused by accident arising out of and in the course of employment is computed in accordance with the provisions of the WICA, taking into account, among other things, the age of the employee and type of personal injuries suffered. Employers are also required to insure and maintain insurance against all liabilities that they may incur under the WICA.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of the date of this prospectus:

Name	Age	Position(s)
Ling Ting Ming	52	Chairman, director and chief executive officer
Charlene Lee Chu Wa	49	Chief financial officer
Sean Goh Su Teng	45	Director nominee
John M. Dolan*(1)(2)(3)	64	Independent director nominee
Susan E. Skerritt*(1)(2)(3)	[•]	Independent director nominee
Christopher T. Olivia*(1)(2)(3)	[•]	Independent director nominee

____________

(1)      Member of the audit committee

(2)      Member of the compensation committee

(3)      Member of the nominating and corporate governance committee

*        We intend to appoint these individuals as independent directors, effective upon the SEC’s declaration of effectiveness of this registration statement on Form F-1, of which this prospectus forms a part.

Ling Ting Ming, chairman, director and chief executive officer

Mr. Ling is the founder of the Otsaw Group. He serves as the chairman of the board of directors, director, and chief executive officer of Otsaw Limited. Mr. Ling serves as the executive director of Otsaw Digital Pte. Ltd., Otsaw Digital, Inc., Otsaw Technology Solutions Pte. Ltd., Otsaw Technology Pte. Ltd. and Otsaw Swisslog Healthcare Robotics Pte. Ltd, the subsidiaries of Otsaw Limited. He has over 27 years of experience and track record in information and communication technology, sales and marketing, and business management experience.

Mr. Ling commenced his career in information and communication technology at Newera Equipment Pte. Ltd. in 1996, after serving his National Service in the Singapore Armed Forces for 2.5 years since 1993. Between 1999 and 2006, he worked as the sales directors in various computer networks and system integrations companies, including: Suntronics Pte. Ltd. (from 1999 to 2003), Data & Wireless Pte. Ltd. (from 2000 to 2004), and Logicalis Singapore Pte. Ltd (from 2003 to 2006). In 2006, Mr. Ling founded the Activ Technology group of companies, which provides telecommunication and information network integration, and communications and power line construction services, with a presence in 5 countries (Singapore, Japan, China, Malaysia, and Hong Kong) and over 400 employees. In the Activ group of companies, Mr. Ling currently serves as: 1) the chief executive director of Activ Technology Pte. Ltd.; 2) the director of Activ Communications Pte. Ltd.; and 3) the executive director of Activ Engineering Pte. Ltd. Mr. Ling also serves as the director of SG Networks Pte. Ltd., a subsidiary of Serial System Limited (stock code: S69.SI).

Mr. Ling is the President of the Association of the Telecommunications Industry of Singapore (ATiS) and a council member of Association of Small & Medium Enterprises (ASME). He obtained the Diploma in Mechanical Engineering from Singapore Polytechnic in May 1992.

Charlene Lee Chu Wa, chief financial officer

Charlene Lee Chu Wa has served as our Chief Financial Officer (“CFO”) since October 2024. bringing over 20 years of extensive financial leadership experience across diverse industries, including early-stage startups and multinational corporations. Before joining Otsaw, Charlene held the position of CFO at Lomotif Pte Ltd, a short video social platform and Space Matrix International, a leading global workplace design and build firm. Previously, Charlene was the Southeast Asia Geomarket Controller for Baker Hughes (Nasdaq: BKR), a global energy technology company. Charlene is a Chartered Accountant with a Bachelor of Science in Economics from the University of London. She also holds an MBA from Kellogg-HKUST Executive MBA program, a partnership between Northwestern University and the Hong Kong University of Science and Technology, as well as a Master in Science in Organizational Behaviour from University of London.

Sean Goh Su Teng, executive director

Mr. Sean Goh Su Teng is expected to be appointed as our executive director. He is the Deputy Group CEO of Serial System Ltd, bringing over 20 years of experience in the semiconductor and electronics industries, particularly in the Asia-Pacific region, including China, India, and ASEAN. Known for his expertise in business transformations and turnarounds, Sean has led major strategic initiatives across the region, including mergers and acquisitions. Previously, he served as Group Chief Operating Officer of Serial System Ltd, where he drove IT and operational transformations to improve business efficiency. Sean currently serves as an Executive Director of Serial System Ltd, a publicly listed company on the Singapore Stock Exchange, and as Non-Executive Chairman of Serial Achieva Ltd. He holds a Bachelor of Engineering (Honors) from Nanyang Technological University and has a strong track record in corporate leadership.

John M. Dolan, independent director nominee

Dr. Dolan will be appointed as an independent director and will be the chairman of the nominating and corporate governance committee and a member of the compensation committee and audit committee. Dr. Dolan has been on the faculty of Carnegie Mellon University (CMU)’s Robotics Institute since 1991 and is director of the Master of Science in Robotic Systems Development (MRSD) and RI Summer Scholars Programs. He has extensive experience in multirobot systems and autonomous navigation and control, and was the Behaviors team lead for CMU’s winning entry in the DARPA 2007 Urban Challenge race, which led to the current revolution in autonomous driving. He is PI for multiple projects in the CMU-Argo AI Autonomous Driving Center. He has been PI for DARPA, DOT, GM, NASA, NSF, and industry projects involving robots for autonomous driving, reconnaissance, exploration, manufacturing, environmental sensing, and reliable operation. Dr. Dolan is the former chairman of the SAE Unmanned Ground Vehicle Reliability Task Force, a member of the SAE On-Road Autonomous Vehicle Standards Committee, and a Senior Member of the IEEE. He has served on the program committee of numerous international conferences, including Robotics: Science and Systems (RSS), IEEE Systems, Man, and Cybernetics (SMC) and Autonomous Agents and Multi-Agent Systems (AAMAS). He has extensive experience in creating working systems through industrial collaborations including ABB, Bombardier, GM, Kajima, Leidos, SAIC, and Shimizu. He is the co-founder of three start-up companies: Ottomatika, Discovery Robotics, and Retrofit AI.

Dr. Dolan served as an active-duty and Reserve Army military intelligence officer, completing his reserve career as brigade commander of a Strategic Military Intelligence Group within the Military Intelligence Readiness Command. Dr. Dolan received his B.S.E. from Princeton University (1980) and his master’s (1987) and doctorate (1991) from Carnegie Mellon University (CMU), all in mechanical engineering. Dr. Dolan also obtained his Master of Strategic Studies (1994) from U.S. Army War College.

Susan E. Skerritt, independent director nominee

Susan E. Skerritt is expected to be appointed as an independent director and is expected to be the chairman of the audit committee and a member of the compensation committee and nominating and corporate governance committee. Susan E. Skerritt has a proven track record in leading strategic transformations across various industries. She currently serves on the boards of Tanger Outlet Centers, Inc., Community Bank System, Inc., IG Group, and Falcon Group, playing key roles in corporate governance, audit, and risk management. With over 35 years of experience in the financial sector, including leadership roles as chairman, chief executive officer, and president of Deutsche Bank Trust Company Americas, Susan has made significant contributions to de-risking, innovation, and regulatory compliance. She is recognized for her ability to unite boards and management around common goals, advancing corporate growth and strengthening culture. Susan is certified by the National Association of Corporate Directors for cyber-risk oversight, has been named among American Banker’s “Most Powerful Women in Banking,” and holds an MBA from NYU Stern and a B.A. in Economics from Kirkland (Hamilton) College.

Christopher T. Olivia, independent director nominee

Christopher T. Olivia is expected to be appointed as an independent director and is expected to be the chairman of the compensation committee and a member of the audit committee and nominating and corporate governance committee. Christopher T. Olivia, M.D., is a seasoned physician and healthcare executive with extensive leadership experience across diverse sectors, including hospital systems, health insurance, post-acute care, physician practices, and technology-driven healthcare services. He has served as President or CEO of seven organizations, notably leading Rothman Orthopaedics, the largest surgical practice entity in the U.S., and executing the $17 billion merger of Highmark Blue Cross/Blue Shield and West Penn Allegheny Health System, creating one of the nation’s largest integrated payer-provider systems. Dr. Olivia has a proven track record in driving operational turnarounds, strategic growth, and successful exits, with leadership roles at entities such as VNSNY, Continuum Health Alliance, and Cooper University

Health System. He also has significant experience in venture and private equity-backed healthcare businesses, serving as a founder, advisor, or board member to 16 early-stage companies. A graduate of Penn State, Hahnemann/Drexel, and Wharton, Dr. Olivia completed his medical training at Columbia University and the University at Buffalo.

Family Relationships

There are no family relationships among any of our directors, director nominees or executive officers as defined in Item 401 of Regulation S-K.

Employment Agreements and Director Offer Letters

We plan to enter into employment agreements with each of our executive officers pursuant to which such individuals agreed to serve as our executive officers. Pursuant to these agreements, we expect to be entitled to terminate an executive officer’s employment for cause at any time. Each executive officer will agree not to, directly or indirectly, provide the same or substantially the same services that he/she provides to the Company to any other business in certain area.

We also plan to enter into director offer letters with each of our independent director nominees which agreements set forth the terms and provisions of their engagement.

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors.

Board of Directors

We expect our board of directors to consist of five directors, three of whom are expected to be independent as such term is defined by the Nasdaq Capital Market. We expect that all current directors will continue to serve after this offering.

The directors will be up for re-election at our annual general meeting of shareholders.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

Board Diversity

Prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to adopt a formal policy regarding board diversity and our nominating and corporate governance committee and Board will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nominating and corporate governance committee’s and board’s priority in selecting board members is identification of persons who will further the interests of our stockholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Code of Business Conduct and Ethics

Prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. We intend to disclose any amendments to the code of ethics, and any waivers of the code of ethics or the code of conduct for our directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of the Nasdaq.

Insider Trading Policies

Effective October 23, 2000, the SEC adopted rules related to insider trading. Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, provides an exemption to the insider trading rules in the form of an affirmative defense through the creation of formal 10b5-1 plans under which executives and other insiders may arrange the sale of securities of publicly traded companies on a regular pre-arranged basis pursuant to written 10b5-1 plans. Such 10b5-1 plans are entered into at a time when the plan participants are not aware of material non-public information and that otherwise comply with the requirements of Rule 10b5-1.

Our board of directors has adopted an insider trading policy that allows insiders to sell securities of our Company pursuant to pre-arranged trading plans.

Board Committees

We plan to establish three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We plan to adopt a charter for each of the three committees. Copies of our committee charters will be posted on our corporate investor relations website immediately prior to our listing on the Nasdaq Capital Market.

Each committee’s members and functions are described below.

Audit Committee.    Our audit committee will consist of Dr. John M. Dolan, Mr. Christopher T. Olivia and Ms. Susan E. Skerritt, upon the effectiveness of their appointments. Ms. Susan E. Skerritt is expected to be the chair of our audit committee. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•        appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•        reviewing with the independent auditors any audit problems or difficulties and management’s response;

•        discussing the annual audited financial statements with management and the independent auditors;

•        reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•        reviewing and approving all proposed related party transactions;

•        meeting separately and periodically with management and the independent auditors; and

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.    Our compensation committee will consist of Dr. John M. Dolan, Mr. Christopher T. Olivia and Ms. Susan E. Skerritt, upon the effectiveness of their appointments. Mr. Christopher T. Olivia is expected to be the chair of our compensation committee. The compensation committee will be responsible for, among other things:

•        reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•        reviewing and recommending to the shareholders for determination with respect to the compensation of our directors;

•        reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•        selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee will consist of Dr. John M. Dolan, Mr. Christopher T. Olivia, and Ms. Susan E. Skerritt, upon the effectiveness of their appointments. Dr. John M. Dolan is expected to be the chair of our nominating and corporate governance committee.

We have determined that Dr. Dolan, Mr. Christopher T. Olivia and Ms. Skerritt satisfy the “independence” requirements under NASDAQ Rule 5605. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•        selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•        reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•        making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•        advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Controlled Company

We expect to continue to be a controlled company within the meaning of the Nasdaq Stock Market Rules, and as a result, we qualify for and intend to continue to rely on exemptions from certain corporate governance requirements.

Public Companies that qualify as a “controlled company” with securities listed on the Nasdaq Stock Market (Nasdaq), must comply with the exchange’s continued listing standards to maintain their listings. Nasdaq has adopted qualitative listing standards. Companies that do not comply with these corporate governance requirements may lose their listing status. Under the Nasdaq rules, a “controlled company” is a company with more than 50% of its voting power held by a single person, entity or group. Under Nasdaq rules, a controlled company is exempt from certain corporate governance requirements, including:

•        the requirement that a majority of the board of directors consist of independent directors;

•        the requirement that a listed company have a nominating and governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•        the requirement that a listed company have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•        the requirement for an annual performance evaluation of the nominating and governance committee and compensation committee.

Controlled companies must still comply with the exchange’s other corporate governance standards. These include having an audit committee and the special meetings of independent or non-management directors.

Upon completion of this offering, our issued and outstanding shares will consist of [•] Class A Ordinary Shares and [1] Class B Ordinary Share. Currently, our chief executive officer, chairman of the Board and controlling shareholder, Mr. Ling Ting Ming, indirectly owns more than 50% of the voting power of our outstanding Class A Ordinary Shares and Class B Ordinary Shares. Immediately after completion of this offering, he will own approximately [•]% of our total issued and outstanding Class A Ordinary Shares and [•]% of our total issued and outstanding Class B Ordinary Shares, representing approximately [•]% of the total voting power of our shares, assuming that the underwriters do not exercise their over-allotment option, which is more than 50% of the total voting power of our shares. As a result, we are, and will continue to be a “controlled company” as defined under Nasdaq Listing Rule 5615(c), because our Controlling Shareholder will hold more than 50% of the voting power for the election of directors. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. We do not plan to rely on these exemptions, but we may elect to do so after we complete this offering.

Duties of Directors

Under Cayman Islands law, our board of directors has the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•        convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•        declaring dividends and distributions;

•        appointing officers and determining the term of office of the officers;

•        exercising the borrowing powers of our company and mortgaging the property of our company; and

•        approving the transfer of shares in our company, including the registration of such shares in our share register.

Under Cayman Islands law, directors owe the following fiduciary duties: (i) duty to act in good faith in what the director believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) duty not to improperly fetter the exercise of future discretion; (iv) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and (v) duty to exercise independent judgment. In addition to the above, directors also owe a duty to act with skill, care and diligence. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has. As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in our memorandum and articles of association or alternatively by shareholder approval at general meetings. You should refer to “Description of Share Capital — Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Interested Transactions

Subject to any applicable stock exchange rules or disqualification by the chairperson of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that such director may be interested therein and if that director does so, that director’s vote will be counted and the director may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company must declare the nature of his interest at a meeting of the directors. A general notice given to the directors by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm is a sufficient declaration of interest in regard to any contract or transaction entered into by the Company.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

•        Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four days of their occurrence, and from the disclosure requirements of Regulation FD.

•        Exemption from Section 16 rules regarding sales of Class A Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

•        Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

•        Exemption from the requirement that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

•        Exemption from the requirements that director nominees are selected, or recommended for selection by our board of directors, either by (1) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we intend to have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to Cayman Islands requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers.

Other Corporate Governance Matters

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including us, to comply with various corporate governance practices. In addition, Nasdaq rules provide that foreign private issuers may follow home country practices in lieu of the Nasdaq corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.

Because we are a foreign private issuer, our members of our board of directors, executive board members and senior management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid all traveling, hotel and other expenses properly incurred in going to, attending and returning from meetings of our board of directors or committees of our board of directors or general meetings of the shareholders or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the directors from time to time (or a combination of the foregoing). The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Qualification

There are no share ownership qualifications for directors. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Director Compensation

All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the board of directors. Employee directors do not receive separate compensation for their services as directors. Non-employee directors are entitled to receive an as-yet undetermined cash fee for serving as directors and may receive option grants from our company. In addition, directors are entitled to receive compensation for their actual travel expenses for each board of directors meeting attended.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

DIRECTOR AND EXECUTIVE COMPENSATION

We currently do not have a compensation committee approving our salary and benefit policies. We will have a compensation committee upon the effectiveness of the registration statement. Our board of directors determined the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers to our success. Each of the named officers is expected to be measured by a series of performance criteria by the board of directors, or the compensation committee on a yearly basis. Such criteria are expected to be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Our board of directors has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. The board of directors will make an independent evaluation of appropriate compensation to key employees, with input from management. The board of directors has oversight of executive compensation plans, policies and programs.

Compensation of Executive Directors and Executive Officers

For the fiscal year ended April 30, 2024, we paid an aggregate of SGD 441,642.84 (approximately USD 324,451.10), which is the total amount of base salary plus bonus, in cash to our executive officers and executive directors. For the fiscal year ended April 30, 2023, we paid an aggregate of SGD 416,575.35 (approximately USD 312,275.37), which is the total amount of base salary, in cash to our executive officers and executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits for our executive officers and executive directors.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to beneficial ownership of our Class A Ordinary Shares and Class B Ordinary Shares as of the date of this prospectus by:

•        Each person who is known by us to beneficially own more than 5% of our outstanding Class A Ordinary Shares and Class B Ordinary Shares;

•        Each of our director, director nominees and named executive officers; and

•        All directors and named executive officers as a group.

The number and percentage of Class A Ordinary Shares and Class B Ordinary Shares beneficially owned before the offering are based on 98,924,489 Class A Ordinary Shares with a par value of $0.0001 per share, and 1 Class B Ordinary Share with a par value of $0.0001 per share being issued and outstanding as of the date of this prospectus. Holders of Class A Ordinary Shares are entitled to one (1) vote per share. The holder of the sole Class B Ordinary Share is entitled to that number of votes equal to sixty (60) percent of the total number of Class A Ordinary Shares and Class B Ordinary Shares outstanding as at the record date for determining those shareholders that are entitled to vote at the relevant general meetings of the Company. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of either Class A Ordinary Shares or Class B Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Class A Ordinary Shares and Class B Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Class A Ordinary Shares and Class B Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to the following table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Class A Ordinary Shares and Class B Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at 10 Tampines North Drive 4, #01-03, Singapore 528553. As of the date hereof, we have 34 shareholders of record.

Executive Officers and Directors	Amount of Beneficial Ownership of Class A Ordinary Shares(1)	Pre- Offering Percentage Ownership of Class A Ordinary Shares(2)	Post- Offering Percentage Ownership of Class A Ordinary Shares(2)(3)	Amount of Beneficial Ownership of Class B Ordinary Shares Pre- and Post- Offering	Percentage Ownership of Class B Ordinary Shares	Pre- Offering Combined Voting Power of Class A and Class B Ordinary Shares(2)	Post- Offering Combined Voting Power of Class A and Class B Ordinary Shares(2)(3)
Directors and Named Executive Officers:
Ling Ting Ming	27,915,705	28.2%	—%	1	100%	55.1%	—%
Sean Goh Su Teng(4)	272,536	* %	—%	—	—%	* %	—%
All executive officers and directors as a group (2 persons)	—	—	—	—	100%	55.3%	—%

5% or Greater Stockholders
Serial System International Pte Ltd(5)	15,508,696	15.7%	—%	—	—%	9.8%	—%
Koh Choon Hui	9,655,030	9.8%	—%	—	—%	6.1%	—%
Goh Way Siong	7,800,385	7.9%	—%	—	—%	4.9%	—%
Waichun Logistics Technology Ltd(6)	5,725,688	5.8%	—%	—	—%	3.6%	—%

____________

*        < 1%

(1)      Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Class A Ordinary Shares and Class B Ordinary Shares. All shares represent only Class A Ordinary Shares and Class B Ordinary Shares held by shareholders as no options are issued or outstanding.

(2)      Calculation based on [    ] Class A Ordinary Shares and [1] Class B Ordinary Shares issued and outstanding as of the date of this prospectus. Holders of Class A Ordinary Share are entitled to one (1) vote per share. The holder of the sole Class B Ordinary Share are entitled to that number of votes equal to sixty (60) percent of the total number of Class A Ordinary Shares and Class B Ordinary Shares outstanding as at the relevant record date.

(3)      Assuming [    ] Class A Ordinary Shares are issued in the offering, not including [    ] Class A Ordinary Shares underlying the underwriter’s over-allotment option.

(4)      Director nominee.

(5)      Serial System International Pte Ltd is controlled by Derek Goh, whose address is 20D Queen Astrid Park, Singapore 252200.

(6)      Waichun Logistics Technology Ltd is controlled by Hui Xian, whose address is Room 903-04, 9/F, Wing On Plaza, No. 62 Mody Road, Tsim Sha Tsui, Hong Kong.

RELATED-PARTY TRANSACTIONS

We plan to adopt an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation”, below we describe transactions since May 1, 2021, to which we have been a participant, in which the amount involved in the transaction is material to our company and in which any of the following is a party: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over our Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of our Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Material Transactions with Related Parties

1.      Nature of relationships with related parties

Name of Related Party	Relationship with the Company
Ling Ting Ming	Founder, Shareholder, Chairman, Director and Chief Executive Officer of the Company

Swisslog Healthcare AG, Swisslog Healthcare AG Branch Italy, Swisslog Healthcare AG Branch Netherlands, Swisslog Healthcare AG Branch Germany, Swisslog Healthcare GmbH, Swisslog UK, SAS Swisslog France and Swisslog Healthcare Asia Pacific Pte Ltd

Swisslog Healthcare AG holds 0.6% shareholding of Otsaw Limited. Therefore, Swisslog Healthcare AG Branch Italy, Swisslog Healthcare AG Branch Netherlands, Swisslog Healthcare AG Branch Germany, Swisslog Healthcare GmbH, Swisslog UK, SAS Swisslog France and Swisslog Healthcare Asia Pacific Pte Ltd are related parties of Otsaw Group.

Activ Technology (S.H) Limited, Activ Technology (H.K.) Limited, Activ Technology Pte Ltd, SG Networks Pte Ltd and Ararrat Capital Pte Ltd.

Director and CEO of Otsaw Limited is the director and shareholder of Activ Technology (S.H) Limited, Activ Technology (H.K.) Limited, Activ Technology Pte Ltd, SG Networks Pte Ltd and Ararrat Capital Pte Ltd.

Meyzer Management Advisory Pte Ltd and Meyzer Business Advisory Pte Ltd	Meyzer Management Advisory Pte Ltd and Meyzer Business Advisory Pte Ltd are owned by one of the directors.
Serial System International Pte Ltd, Asian Prosperity Singapore Pte Ltd and Serial Microelectronics Pte Ltd

Serial System International Pte Ltd holds 15.7% shareholding of Otsaw Limited. Serial System International Pte Ltd, Asian Prosperity Singapore Pte Ltd and Serial Microelectronics Pte Ltd are the group of companies held by Serial Ltd. Therefore, Asian Prosperity Singapore Pte Ltd and Serial Microelectronics Pte Ltd are the related parties of Otsaw Group.

2)      Related party transactions and balances

	Year	Sales to related parties(1)	Purchases from related parties(2)	Amount due from related parties*	Amount due to related parties*
Shareholder	2024	—	—	—	—
	2023	—	—	—	—
	2022	—	684,221	—	285,103

Swisslog	2024	25,882	89,361	279,551	266,755
	2023	102,110	1,094,195	211,920	305,182
	2022	247,080	133,312	110,602	91,965

Others	2024	782	62,772	1,124	88,683
	2023	1,910	59,596	2,012	114,795
	2022	—	3,615	—	42,057

	Year	Purchase of Fixed assets(3)	Interest	Amount due to related parties(4)**	Others
Shareholder	2024	—	1,188,624	6,471,060	400,000
	2023	—	340,886	11,053,749	400,000
	2022	—	5,309	1,735,172	—

Others	2024	—	129,937	217,756	—
	2023	—	—	187,407	—
	2022	35,156	—	—	—

Swisslog	2024	—	47,547	—	1,181,900
	2023	—	46,596	—	1,308,032
	2022	—	19,733	—	1,132,263

____________

*        The amounts are classified as trade receivables and trade payables, respectively.

**      The amounts are total outstanding interest and principal. (Note 20 of audited financial statements)

***    All related party transactions described above are denominated in USD.

(1)      Between financial year 2022 and 2024, Otsaw Group sold goods and services to Swisslog Healthcare AG Branch Italy, Swisslog Healthcare AG Branch Netherlands, Swisslog UK, SAS Swisslog France and Activ Technology Group.

(2)      Between financial year 2022 and 2024, Otsaw Group purchased goods and services from Activ Technology Pte Ltd, Serial Microelectronics Pte Ltd, Swisslog Healthcare GmbH, Swisslog Healthcare AG Branch Germany, Swisslog Healthcare AG Branch Netherlands, Meyzer Management Advisory Pte Ltd and SG Networks Pte Ltd.

(3)      During financial year 2022, purchase of fixed asset from Activ Technology Pte Ltd.

(4)      During the year 2022, the Company obtained funds from Ararrat Capital Pte. Ltd., the Immediate and Ultimate Holding Company. The loan is unsecured, bears interest at 6% per annum and repayable on demand.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our Class A Ordinary Shares. Future sales of substantial amounts of our Class A Ordinary Shares in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of Class A Ordinary Shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our Class A Ordinary Shares in the public market after such restrictions lapse. This may adversely affect the prevailing market price of our Class A Ordinary Shares and our ability to raise equity capital in the future.

Upon completion of this offering, we will have an aggregate of [•] Class A Ordinary Shares outstanding, including [•] Class A Ordinary Shares that we are selling in this offering, and [1] Class B Ordinary Share outstanding, assuming no exercise of the underwriters’ over-allotment option. Our Class A Ordinary Shares will be available for sale in the public market after the expiration or waiver of the lock-up agreements described below, subject to limitations imposed by U.S. securities laws on resale by our “affiliates” as that term is defined in Rule 144 under the Securities Act, or Rule 144.

We expect that all of our Class A Ordinary Shares being sold in this offering by the Company will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” as that term is defined under Rule 144. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. Class A Ordinary shares purchased by one of our “affiliates” may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 under the Securities Act described below.

Eligibility of Restricted Shares for Sale in the Public Market

The remaining Class A Ordinary Shares that are not being sold in this offering, but which will be outstanding at the time this offering is complete, will be “restricted securities” as that phrase is defined in Rule 144. These Class A Ordinary Shares will be eligible for sale into the public market, under the provisions of Rule 144 commencing after the expiration of the restrictions under the lock-up agreements, subject in certain cases to volume restrictions discussed below under “Shares Eligible for Future Sale — Rule 144.”

Lock-Up Agreements

All of our directors, executive officers, employees and other holders of 5% or more of our Class A Ordinary Shares and Class B Ordinary Shares, have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A Ordinary Shares or such other securities for a period of one hundred eighty (180) days after the closing of the offering, without the prior written consent of the Representative. See “Underwriting.”

Rule 144

All of our Class A Ordinary Shares and Class B Ordinary Shares that will be outstanding upon the completion of this offering, other than those Class A Ordinary Shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•        1% of the then outstanding ordinary shares of the same class, which immediately after this offering will equal [•] Class A Ordinary Shares, assuming the underwriters do not exercise their over-allotment option, and [•] Class B Ordinary Shares; or

•        the average weekly trading volume of our Class A Ordinary Shares of the same class, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our Class A Ordinary Shares and Class B Ordinary Shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those Class A Ordinary Shares and Class B Ordinary Shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

DESCRIPTION OF SHARE CAPITAL

Otsaw Limited was incorporated on June 10, 2022 under the Companies Act (As Revised) of the Cayman Islands and our affairs are governed by our amended and restated memorandum and articles of association and the Companies Act (As Revised) of the Cayman Islands which we refer to as the “Cayman Islands Companies Act” and the “Companies Act” below, and the common law of the Cayman Islands. Pursuant to our amended and restated memorandum and amended and restated articles of association, the authorized share capital of our company is US$50,000, divided into 499,999,999 Class A Ordinary Shares of a par value of US$0.0001 each, and 1 Class B Ordinary Share of a par value of US$0.0001 each. As of the date of this prospectus, 98,924,489 Class A Ordinary Shares and 1 Class B Ordinary Share are issued and outstanding.

The following are summaries of the material provisions of our amended and restated memorandum and articles of association and the Cayman Islands Companies Act, insofar as they relate to the material terms of our Class A Ordinary Shares and Class B Ordinary Shares. Copies of our amended and restated memorandum and articles of association are filed as exhibits to the registration statement of which this prospectus is a part. As a convenience to potential investors, we provide the below description of Cayman Islands law and our memorandum and articles of association together with a comparison to similar features under Delaware law.

Ordinary Shares

Class A Ordinary Shares

Each Class A Ordinary Share confers upon the shareholder the right to one vote per share at a meeting of our shareholders or on any resolution of shareholders. Holders of our Class A Ordinary Shares will vote together with holders of our Class B Ordinary Share as a single class on all resolutions submitted to a vote by the shareholders.

Each Class A Ordinary Share confers upon the shareholder the right to any dividend as provided for in our articles of association.

On a winding up of the Company, each Class A Ordinary Share confers upon the shareholder the right to repayment of capital and the right to participate in the profits or surplus assets of the Company in accordance with our articles of association.

All of our issued Class A Ordinary Shares are fully paid and non-assessable. Certificates representing the Class A Ordinary Shares will not be issued unless our directors determine otherwise. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Class A Ordinary Shares.

At the completion of this offering, there will be [•] Class A Ordinary Shares issued and outstanding, assuming the underwriters do not exercise the over-allotment option and excluding the shares of Class A Ordinary Shares issuable upon the exercise of the representatives’ warrants.

Class B Ordinary Shares

The Class B Ordinary Share confers upon the holder thereof that number of votes equal to sixty (60) percent of the total number of Class A Ordinary Shares and Class B Ordinary Shares outstanding as at the record date for determining those shareholders that are entitled to vote at the relevant general meeting of the Company. The holder of our Class B Ordinary Share will vote together with holders of our Class A Ordinary Shares as a single class on all resolutions submitted to a vote by the shareholders.

Class B Ordinary Shares do not confer upon the holders thereof any rights to receive dividends.

On a winding up of the Company, each Class B Ordinary Share confers upon the holder thereof the right to repayment of capital in accordance with our articles of association but confers no other right to participate in the profits or surplus assets of the Company.

Class B Ordinary Shares do not have any economic interest in the Company (save for the right to repayment of capital on a winding up).

Only one Class B Ordinary Share may be issued and outstanding at any time.

At the completion of this offering, there will be [1] Class B Ordinary Share issued and outstanding.

Listing

We plan to apply to list our Class A Ordinary Shares on the Nasdaq under the symbol “OTSA.” We cannot guarantee that we will be successful in listing on the Nasdaq; however, we will not complete this offering unless we receive a conditional approval letter.

Transfer Agent and Registrar

The transfer agent and registrar for the Class A Ordinary Shares is [•]. Its address is [•], and its telephone number is [•].

Dividends

The holders of our Class A Ordinary Shares are entitled to such dividends or other distribution as may be declared by our board of directors, subject to the Companies Act. Our amended and restated articles of association provide that the directors may from time to time declare dividends (including interim dividends) and other distributions on our Class A Ordinary Shares in issue and authorize payment of the same out of our funds lawfully available. No dividend shall be paid otherwise than out of profits. The holder of the sole Class B Ordinary Share is not entitled to participate in any dividends, if declared.

Voting Rights

Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the shareholders at any general meeting. At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one (1) vote for each Class A Ordinary Share and that number of votes equal to sixty (60) percent of the total number of Class A Ordinary Shares and Class B Ordinary Shares outstanding as at the record date for determining those shareholders that are entitled to vote at the general meetings of the Company, for each Class B Ordinary Share held by them. At any general meeting, a resolution put to the vote of the meeting shall be decided by a poll and not on a show of hands.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of the Company held in accordance with our articles of association. A special resolution requires the affirmative vote of not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all our shareholders in one or more instruments each signed by one or more of such shareholders, as permitted by the Companies Act and our memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

Cumulative Voting

Delaware law permits cumulative voting for the election of directors only if expressly authorized in the certificate of incorporation. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our amended and restated memorandum and articles of association does not provide for cumulative voting.

Meetings of Shareholders

The chairperson (being the chairperson of our board of directors) or the directors (acting by a resolution of the board) may call general meetings of shareholders whenever they think necessary or desirable and they must on a shareholders’ requisition convene an extraordinary general meeting of the Company. A shareholders’ requisition is a requisition of shareholders holding at the date of deposit of the requisition shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all the issued and outstanding shares that at the date of the deposit carry the right to vote at general meetings of the Company. We must provide at least seven calendar days’ notice (exclusive of the day on which it is given or deemed to be given and of the day for which it is given), stating the place, the day and the hour of the general meeting and the general nature of the business and such notice must be given in accordance with the notices provisions of our articles of association (or in such other manner as may be prescribed by the Company), provided that a general meeting of the Company will, whether or not the required notice has been given and whether or not the provisions of our articles of association regarding general meetings have been complied with, be deemed to have been duly convened if it is agreed either (i) in the case of an annual general meeting, by all the shareholders (or their proxies) entitled to attend and vote thereat; or (ii) in the case of an extraordinary general meeting, by holders of two-thirds (2/3) of the shares having a right to attend and vote at the meeting.

No business may be transacted at any general meeting unless a quorum is present at the time the meeting proceeds to business. The quorum requirement is the presence in person or by proxy of, (a) if the Company has only one shareholder, that shareholder, or (b) if the Company has more than one shareholder, two shareholders holding shares that represent not less than three-fifths of the voting rights of the outstanding issued shares carrying the right to vote at such general meeting. If, within half an hour from the time appointed for the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved. In any other case, it shall stand adjourned to the same day in the next week, at the same time and place, or to such other day and at such other time and place as the directors may determine, and if, at the adjourned meeting, a quorum is not present within fifteen (15) minutes from the time appointed for the meeting, the shareholders present shall be a quorum.

The chairperson of the board of directors, if any, will preside as the chairperson at every general meeting. If there is no chairperson of the board, or if at any general meeting such chairperson is not present within fifteen minutes after the time appointed for holding the meeting or if such chairperson is unwilling to act as chairperson of the meeting, any director or person nominated by the directors will preside as chairperson of that meeting, failing which the shareholders present shall choose any person present to be chairperson of that meeting.

A corporation that is a shareholder shall be deemed for the purpose of our amended and restated memorandum and articles of association to be present at a general meeting in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Meetings of Directors

The business of our Company is managed by the directors. Our directors are free to meet together (either within or outside of the Cayman Islands) for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. The quorum necessary for the transaction of the business of the directors may be fixed by the directors, and unless so fixed, shall be two directors, provided that if at any time there is only a sole director then the quorum shall be one. An action that may be taken by the directors at a meeting may also be taken by a resolution in writing signed by all of the directors.

No Pre-emptive Rights

There are no pre-emptive rights applicable to the issue by us of Class A Ordinary Shares under our amended and restated memorandum and articles of association or the Companies Act.

Transfer of Class A Ordinary Shares

Subject to any applicable stock exchange rules, each Class A Ordinary Share and Class B Ordinary Share is transferrable provided that the directors of the Company may in their absolute discretion decline to register any transfer of a share: (i) which is not fully paid up or on which the Company has a lien; (ii) if such transfer would breach or cause a breach of any: (a) applicable stock exchange rules; or (b) applicable law or regulation; or (iii) where any of the following requirements are not met: (a) the instrument of transfer is lodged with the Company, accompanied by the certificate for the shares to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; or (e) a fee of such maximum sum as the applicable stock exchange authority may determine to be payable, or such lesser sum as the directors may from time to time require, is paid to the Company in respect thereof.

Subject to the foregoing, a shareholder may transfer any share by an instrument of transfer in writing and in any usual or common form or in a form prescribed by any applicable stock exchange rules or in such other form as the directors may, in their absolute discretion, approve.

Winding Up

If the Company is wound up the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by the Cayman Islands Companies Act, divide amongst the shareholders in specie or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and, subject to the articles of association, determine how the division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator, with the like sanction, thinks fit, but so that no shareholders will be compelled to accept any asset upon which there is a liability.

If the Company is wound up, and the assets available for distribution amongst the shareholders are insufficient to repay the whole of the share capital, such assets will be distributed so that, as nearly as may be, the losses will be borne by the shareholders in proportion to the par value of the shares held by them. If in a winding up the assets available for distribution amongst the shareholders are more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus will be distributed amongst the shareholders in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This is without prejudice to the rights of the holders of shares issued upon special terms and conditions.

The foregoing is subject to any rights, restrictions or limitations attaching to any class of shares in the Company.

Calls on Class A Ordinary Shares and forfeiture of Class A Ordinary Shares

Our board of directors may from time to time make calls upon shareholders in respect of any moneys unpaid on their Class A Ordinary Shares and not by the conditions of allotment thereof made payable at fixed times, provided that no call will be payable at less than one month from the date fixed for the payment of the last preceding call, and each shareholder must (subject to receiving at least fourteen (14) calendar days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such shares. A call is deemed to have been made at the time when the resolution of the directors authorizing such call was passed and may be required to be paid by installments. A call may be revoked or postponed as the directors may determine.

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are to be redeemed or are liable to be redeemed at the option of the shareholder or the Company. The redemption of shares will be effected in such manner and upon such terms as may be determined, before the issue of such shares, by either our board of directors or by our shareholders by ordinary resolution.

The Companies Act and our amended and restated memorandum and articles of association permits us to purchase our own shares, subject to certain restrictions and requirements. Subject to the Companies Act and our amended and restated memorandum and articles of association, we may purchase our own shares (including any redeemable shares) on such terms and in such manner as approved by the directors or by an ordinary resolution of our shareholders or otherwise in accordance with our articles of association. Under the Companies Act, the repurchase of any share may be paid out of our profits, or out of the share premium account, or out of the proceeds of a fresh issue of shares made for the purpose of such repurchase, or, if permitted under our articles of association, out of capital. If the repurchase proceeds are paid out of our capital, we must, immediately following such payment, be able to pay our debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be repurchased (1) unless it is fully paid up, and (2) if such repurchase would result in there being no shares outstanding other than shares held as treasury shares. The repurchase of shares may be effected in such manner and upon such terms as may be authorized by or pursuant to our articles of association. In addition, under the Companies Act and the amended and restated memorandum and articles of association, our directors may accept the surrender of any fully paid share for no consideration unless, as a result of the surrender, the surrender would result in there being no shares in issue (or only shares held as treasury shares remaining in issue).

Variations of Rights of Shares

Whenever and for so long as the capital of the Company is divided into different classes, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the consent in writing of the holders of at least three quarters of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the shareholders of the shares of that class. To every such separate meeting all the provisions of our articles relating to general meetings of the Company or its the proceedings will, mutatis mutandis, apply, except that the necessary quorum shall be the presence in person or by proxy of two or more shareholders holding shares of the relevant class that represent not less than three-fifths of the voting rights of the outstanding issued shares of the relevant class carrying the right to vote at such meeting (and provided that, where there is only one holder of the shares of the relevant class, the presence in person or by proxy of the sole holder will constitute the quorum for the meeting of the holders of that class of shares), provided that if at any adjourned meeting of such holders a quorum as above defined is not present, those holders of shares of the relevant class who are present will form a quorum.

Changes in Capital

We may from time to time by an ordinary resolution of our shareholders:

•        increase our share capital by new shares of such amount as considered expedient;

•        consolidate and divide all or any of our share capital into shares of larger amount than our existing shares of shares;

•        subdivide our existing shares, or any of them, into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

•        cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by us for an order confirming such reduction, reduce our share capital and any capital redemption reserve in any manner authorized by the Companies Act.

Inspection of Books and Records

Holders of our Class A Ordinary Shares and Class B Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional Ordinary Shares

Our amended and restated memorandum and articles of association authorizes our board of directors to issue additional Class A Ordinary Shares from authorized but unissued shares, to the extent available, from time to time as our board of directors shall determine.

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•        does not have to file an annual return of its shareholders with the Registrar of Companies;

•        is not required to open its register of members for inspection;

•        does not have to hold an annual general meeting;

•        is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

•        may obtain an undertaking against the imposition of any future taxation in the Cayman Islands (such undertakings are usually given for 20 years in the first instance);

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as a limited duration company; and

•        may register as a segregated portfolio company.

As used above, “limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Differences in Corporate Law

The Companies Act and the laws of the Cayman Islands affecting Cayman Islands companies like us and our shareholders differ from laws applicable to Delaware corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the laws of the Cayman Islands applicable to us and the laws applicable to companies incorporated in the State of Delaware and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States.

	Delaware	Cayman Islands
Title of Organizational Documents	Certificate of Incorporation and Bylaws	Certificate of Incorporation and memorandum and articles of association
Duties of Directors

Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of

As a matter of Cayman Islands law, directors of Cayman Islands companies owe fiduciary duties to their respective companies to, amongst other things, act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. Core duties are:

•   a duty to act in good faith in what the directors bona fide consider to be the best interests of the company (and in this regard, it should be noted that the duty is owed to the company and not to associate companies, subsidiaries or holding companies);

•   a duty not to personally profit from opportunities that arise from the office of director;

	Delaware	Cayman Islands

care also requires that directors exercise care in overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders.

•   a duty of trusteeship of the company’s assets;

•   a duty not to put himself in a position where the structures of a company conflict of his or her personal interest on his or her duty to a third party to avoid conflicts of interest; and

•   a duty to exercise powers for the purpose for which such powers were conferred.

A director of a Cayman Islands company also owes the company a duty to act with skill, care and diligence. A director need not exhibit in the performance of his or her duties a greater degree of skill than may be reasonably expected from a person of his or her knowledge and experience. However, there are indications that the courts are moving towards an objective standard with regard to the required skill and care.

Limitations on Personal Liability of Directors

Subject to the limitations described below, a certificate of incorporation may provide for the elimination or limitation of the personal liability of a director to the corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director. Such provision cannot limit liability for breach of loyalty, bad faith, intentional misconduct, unlawful payment of dividends or unlawful share purchase or redemption. In addition, the certificate of incorporation cannot limit liability for any act or omission occurring prior to the date when such provision becomes effective.

The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors. However, as a matter of public policy, Cayman Islands law will not allow the limitation of a director’s liability to the extent that the liability is a consequence of the director committing a crime or of the director’s own fraud, dishonesty or willful default.

Indemnification of Directors, Officers, Agents, and Others

A corporation has the power to indemnify any director, officer, employee, or agent of corporation who was, is, or is threatened to be made a party who acted in good faith and in a manner he believed to be in the best interests of the corporation, and if with respect to a criminal proceeding, had no reasonable cause to believe his conduct would be unlawful, against amounts actually and reasonably incurred.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud or dishonesty.

Under our articles of association, we indemnify every director (including any alternate director appointed pursuant to the provisions of our articles), secretary, assistant secretary, or other officer for the time being and from time to time of the Company (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) against all actions, proceedings, costs, charges, expenses, losses,

	Delaware	Cayman Islands

damages or liabilities incurred or sustained by such Indemnified Person, other than as a result of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

Interested Directors

Under Delaware law, a transaction in which a director who has an interest in such transaction would not be voidable if (i) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the shareholders, or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.

Interested director transactions are governed by the terms of a company’s memorandum and articles of association.
Voting Requirements

The certificate of incorporation may include a provision requiring supermajority approval by the directors or shareholders for any corporate action.

In addition, under Delaware law, certain business combinations involving interested shareholders require approval by a supermajority of the non-interested shareholders.

For the protection of shareholders, certain matters must be approved by special resolution of the shareholders as a matter of Cayman Islands law, including alteration of the memorandum or articles of association, appointment of inspectors to examine company affairs, reduction of share capital (subject, in relevant circumstances, to court approval), change of name, authorization of a plan of merger or consolidation or voluntary winding up of the company.

The Companies Act requires that a special resolution be passed by a majority of at least two-thirds or such higher percentage as set forth in the memorandum and articles of association, of shareholders being entitled to vote and do vote in person or by proxy at a general meeting, or, where permitted under the articles of association of a company, by unanimous written consent of shareholders entitled to vote at a general meeting.

	Delaware	Cayman Islands
Voting for election of Directors

Under Delaware law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Directors are appointed in accordance with the terms of the memorandum and articles of association of the company.
Cumulative Voting	No cumulative voting for the election of directors unless so provided in the certificate of incorporation.	No cumulative voting for the election of directors unless so provided in the memorandum and articles of association.
Directors’ Powers Regarding Bylaws	The certificate of incorporation may grant the directors the power to adopt, amend or repeal bylaws.	The memorandum and articles of association may only be amended by a special resolution of the shareholders.
Nomination and Removal of Directors and Filling Vacancies on Board

Shareholders may generally nominate directors if they comply with advance notice provisions and other procedural requirements in company bylaws. Holders of a majority of the shares may remove a director with or without cause, except in certain cases involving a classified board or if the company uses cumulative voting. Unless otherwise provided for in the certificate of incorporation, directorship vacancies are filled by a majority of the directors elected or then in office.

Nomination and removal of directors and filling of board vacancies are governed by the terms of the memorandum and articles of association.
Mergers and Similar Arrangements

Under Delaware law, with certain exceptions, a merger, consolidation, exchange or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction.

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated

Delaware	Cayman Islands

Delaware law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90% of each class of capital stock without a vote by shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the shareholders and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a subsidiary is a company of which at least 90% of the votes are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares upon dissenting from a merger or consolidation. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved (a) at least a majority in number of the creditors or class of creditors, who must, in addition, represent at least seventy-five percent in value of each such creditors or class of creditors; and/or (b) shareholders or a class of shareholders representing at least three-fourths in value of the shareholders or class of shareholders, in each case that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•   the statutory provisions as to the required majority vote have been met;

•   the shareholders have been fairly represented at the meeting in question;

	Delaware	Cayman Islands

•   the arrangement is such that an intelligent and honest man of that class acting in respect of his interest would reasonably approve; and

•   the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act

When a takeover offer is made and accepted by holders of not less than 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, give notice to require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands by a dissenting shareholder within one month from the date on which the notice was given but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholder Suits

Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•   a company acts or proposes to act illegally or ultra vires;

•   the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•   those who control the company are perpetrating a “fraud on the minority.”

Inspection of Corporate Records

Under Delaware law, shareholders of a Delaware corporation have the right during normal business hours to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.

Shareholders of a Cayman Islands exempted company have no general right under Cayman Islands law to inspect or obtain copies of a list of shareholders or other corporate records (other than the copies of memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies) of the company. However, these rights may be provided in the company’s memorandum and articles of association.

	Delaware	Cayman Islands
Shareholder Proposals	Unless provided in the corporation’s certificate of incorporation or bylaws, Delaware law does not include a provision restricting the manner in which shareholders may bring business before a meeting.

The Companies Act does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles provide that general meetings shall be convened on the written requisition of shareholders holding at the date of deposit of the requisition shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all the issued and outstanding shares that as at the date of the deposit carry the right to vote at general meetings of the Company.. If there are no directors at the date of the deposit of the shareholders’ requisition, or if the directors do not within twenty-one (21) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further forty-five (45) calendar days, the requisitionists, or any of them representing more than one-half (1/2) of the total voting rights of all of them, may convene a general meeting themselves, but such meeting must not be held after the expiration of three (3) calendar months after the expiration of the said forty-five (45) calendar days. The requisition must state the objects of the meeting, must be signed by the requisitionists and must be deposited at our registered office, and may consist of several documents in like form each signed by one or more requisitionists. Our articles provide no other right for shareholders to put any proposals before annual general meetings or extraordinary general meetings.

Approval of Corporate Matters by Written Consent

Delaware law permits shareholders to take action by written consent signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders.

The Companies Act allows a special resolution to be passed in writing if signed by all the voting shareholders (if authorized by the memorandum and articles of association).
Calling of Special Shareholders Meetings	Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.	The Companies Act does not have provisions governing the proceedings of shareholders meetings which are usually provided in the memorandum and articles of association.
Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

Under the Companies Act, the Company may be wound up by a special resolution of our shareholders or, if our company is unable to pay its debts as they fall due, by an ordinary resolution of our members passed at a general meeting. In addition, a company may be wound up by an order of the courts of the Cayman Islands. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Anti-Money Laundering — Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we may be required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (As Revised) of the Cayman Islands, as amended and revised from time to time (the “Regulations”) or any other applicable law. Depending on the circumstances of each application, a detailed verification of identity might not be required where:

(a)     the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

(b)    the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

(c)     the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any payment to a shareholder if our directors or officers suspect or are advised that the payment to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority (“FRA”) of the Cayman Islands or a nominated officer, pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Cayman Islands Data Protection

We have certain duties under the Data Protection Act (As Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice or orders promulgated pursuant thereto (collectively the “DPA”), based on internationally accepted principles of data privacy.

Privacy Notice

This privacy notice explains the manner in which we collect, processes and maintain personal data about our investors pursuant to the DPA.

We are committed to processing personal data in accordance with the DPA. In our use of personal data, we will be characterized under the DPA as a “data controller”, while certain of our service providers, affiliates and delegates may act as “data processors” under the DPA. These service providers may process personal information for their own lawful purposes in connection with services that they provide us.

This privacy notice puts our shareholders on notice that, by virtue of making an investment in the Company, we and certain of our service providers may collect, record, store, transfer and otherwise process personal data by which individuals may be directly or indirectly identified.

If your personal data is collected, we expect it will be processed fairly and for lawful purposes, including (a) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request (b) where the processing is necessary for compliance with any legal, tax or regulatory obligation to which we are subject or (c) where the processing is for the purposes of legitimate interests pursued by us or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with our service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion and financial crime or compliance with a court order).

We shall not hold your personal data for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

We will only transfer personal data in accordance with the requirements of the DPA and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment in our securities, this will be relevant for those individuals and you should inform such individuals of the content.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfills our obligation in this respect); (b) the right to obtain a copy of your personal data; (c) the right to require us to stop direct marketing; (d) the right to have inaccurate or incomplete personal data corrected; (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data; (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial); (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer or wish to transfer your personal data, general measures we take to ensure the security of personal data and any information available to us as to the source of your personal data; (h) the right to complain to the Office of the Ombudsman of the Cayman Islands; and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our response to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

MATERIAL INCOME TAX CONSIDERATION

The following sets forth the material Cayman Islands, Singapore and U.S. federal income tax consequences related to an investment in our Class A Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Class A Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our Class A Ordinary Shares, such as the tax consequences under state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Class A Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. Unless otherwise noted in the following discussion, this section is the opinion of Ortoli Rosenstadt LLP, our U.S. counsel, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law, of Mourant Ozannes (Cayman) LLP, our Cayman Islands counsel, insofar as it relates to legal conclusions with respect to matters of Cayman Islands tax law and Morgan Lewis Stamford LLC, our Singapore counsel, insofar as it relates to legal conclusions with respect to matters of Singapore tax law.

POTENTIAL PURCHASERS OF OUR CLASS A ORDINARY SHARES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME, GIFT, ESTATE OR GENERATION-SKIPPING TRANSFER, AND OTHER TAX AND TAX TREATY CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR CLASS A ORDINARY SHARES.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by Otsaw Limited. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of our Class A Ordinary Shares or on an instrument of transfer in respect of our Class A Ordinary Shares. However, an instrument of transfer in respect of our shares is stampable if executed in or brought into the Cayman Islands.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Class A Ordinary Shares by U.S. Holders (as defined below) that acquire our Class A Ordinary Shares in this offering and hold our Class A Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their specific circumstances, including investors subject to special tax rules (for example, certain financial institutions (including banks), cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their Class A Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for

United States federal income tax purposes, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or any consequences under the alternative minimum tax or Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our Class A Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner as a U.S. Holder, as described above, and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Class A Ordinary Shares.

Dividends

The entire amount of any cash distribution paid with respect to our Class A Ordinary Shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will constitute dividends to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, and generally will be taxed as ordinary income in the year received by such U.S. Holder. To the extent amounts paid as distributions on the Class A Ordinary Shares exceed our current or accumulated earnings and profits, such distributions will not be dividends, but instead will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in the Class A Ordinary Shares with respect to which the distribution is made, and thereafter as capital gain. However, we do not intend to compute (or to provide U.S. Holders with the information necessary to compute) our earnings and profits under United States federal income tax principles. Accordingly, a U.S. Holder will be unable to establish that a distribution is not out of earnings and profits and should expect to treat the full amount of each distribution as a “dividend” for United States federal income tax purposes.

Any dividends that we pay will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s particular facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding any applicable treaty rate) on dividends received on our Class A Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dividends paid in non-U.S. currency will be included in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to a spot market exchange rate in effect on the date that the dividends are received by the U.S. Holder, regardless of whether such foreign currency is in fact converted into U.S. dollars on such date. Such U.S. Holder will have a tax basis for United States federal income tax purposes in the foreign currency received equal to that U.S. dollar value. If such dividends are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect thereof. If the foreign currency so received is not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received by a U.S. Holder that are converted into U.S. dollars on a date subsequent to receipt.

Sale or Other Disposition of Class A Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of Class A Ordinary Shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in such Ordinary Shares, each amount determined in U.S. dollars. Any capital gain or loss will be long-term capital gain or loss if the Class A Ordinary Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations, particularly with regard to shareholders who are individuals. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the availability of the foreign tax credit under its particular circumstances.

A U.S. Holder that receives Singapore dollars or another currency other than U.S. dollars on the disposition of our Class A Ordinary Shares will realize an amount equal to the U.S. dollar value of the non-U.S. currency received at the spot rate on the date of sale (or, if the Class A Ordinary Shares are traded on a recognized exchange and in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot market exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received on the settlement date. Any gain or loss on a subsequent disposition or conversion of the currency will be United States source ordinary income or loss.

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets (including goodwill and taking into account the expected proceeds from this offering) and the expected market price of our Class A Ordinary Shares following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Class A Ordinary Shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Class A Ordinary Shares (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (a) and (b), above or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Ordinary Shares. Under the PFIC rules:

•        such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;

•        such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, each a pre-PFIC year, will be taxable as ordinary income;

•        such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

•        an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares and we own any equity in a non-United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although we intend to apply for the listing of our Class A Ordinary Shares on the Nasdaq, we cannot guarantee that our listing will be approved. Furthermore, we cannot guarantee that, once listed, our Class A Ordinary Shares will continue to be listed and regularly traded on such exchange. U.S. Holders are advised to consult their tax advisors as to whether the Class A Ordinary Shares are considered marketable for these purposes.

If an effective mark-to-market election is made with respect to our Class A Ordinary Shares, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over its adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of its adjusted tax basis of the Class A Ordinary Shares held at the end of the taxable year over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the Class A Ordinary Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election generally cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our Class A Ordinary Shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

If a U.S. Holder owns our Class A Ordinary Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

Material Singapore Tax Considerations

The following discussion is a summary of the Singapore income tax, goods and services tax and stamp duty considerations relevant to the acquisition, ownership and disposal of the Company’s Class A Ordinary Shares. The statements made herein regarding taxation are general in nature and based on certain aspects of the tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date of this prospectus and are subject to any changes in such laws or administrative guidelines, or in the interpretation of these laws or guidelines, occurring after such date, which changes could be made on a retroactive basis.

The statements below do not provide a comprehensive or exhaustive description of all of the Singapore tax considerations that may be relevant to a decision to purchase, own or dispose of the Company’s Class A Ordinary Shares and do not address all the potential tax consequences applicable to all categories of investors, some of which (such as dealers in securities) may be subject to special rules. The statements are not intended to be and do not constitute legal or tax advice and no assurance can be given that courts or tax authorities responsible for the administration of such laws will agree with the interpretation adopted therein. Each prospective investor should consult an independent tax advisor regarding all the Singapore tax consequences applicable to them in respect of the acquisition, ownership of and/or disposal of the Company’s Class A Ordinary Shares, in light of each prospective investor’s particular circumstances.

Individual Income Taxation

An individual is a tax resident in Singapore in a “year of assessment” (which refers to the year in which tax is calculated and charged for income earned in the year preceding the year of assessment) if, in the year preceding the year of assessment, the individual resides in Singapore except for such temporary absences therefrom as may be reasonable and not inconsistent with a claim by such person to be resident in Singapore, and includes a person who is physically present in Singapore or exercised an employment (other than as a director of a company) in Singapore for 183 days or more during the year preceding the year of assessment, or if he resided in Singapore.

Singapore income tax is generally payable upon the income of any person accruing in or derived from Singapore or received in Singapore from outside Singapore.

With regard to an individual who is tax resident in Singapore, the individual will be subject to Singapore income tax at progressive rates which currently ranges from 0% to 24%. Further, all foreign-sourced income received in Singapore on or after January 1, 2004 by a Singapore tax resident individual (except for income received through a partnership in Singapore) is generally exempt from Singapore income tax if the Comptroller of Income Tax is satisfied that the tax exemption would be beneficial to the individual.

With regard to an individual who is not tax resident in Singapore, the individual will be subject to Singapore income tax at the current fixed rate of 24% for non-employment related taxable income. Further, all foreign-sourced income received in Singapore by a non-Singapore tax resident individual is exempt from Singapore income tax.

Corporate Income Tax

A company is regarded as tax resident in Singapore if the control and management of its business is exercised in Singapore. Generally, a company is considered a Singapore tax resident for a particular year of assessment if the control and management of its business was exercised in Singapore in the preceding calendar year.

Corporate taxpayers that are Singapore tax residents are subject to Singapore income tax on income accruing in or derived from Singapore and, subject to certain exceptions, on foreign-sourced income received or deemed to be received in Singapore. However, foreign-sourced income in the form of dividends, branch profits and service income received or deemed to be received in Singapore, by Singapore tax resident corporate taxpayers on or after June 1, 2003 is exempt from tax if certain prescribed conditions are met, including the following:

(i)     such income is subject to tax of a similar character to income tax under the law of the jurisdiction from which such income is received; and

(ii)    at the time the income is received in Singapore, the highest rate of tax of a similar character to income tax (by whatever name called) levied under the law of the territory from which the income is received on any gains or profits from any trade or business carried on by any company in that territory at that time is not less than 15%; and

(iii)   the Comptroller of Income Tax is satisfied that the tax exemption would be beneficial to the person resident in Singapore.

Certain concessions and clarifications have also been announced by the IRAS, with respect to such conditions.

Non-resident corporate taxpayers are also subject to Singapore income tax on income accruing in or derived from Singapore, and on foreign-sourced income received or deemed received in Singapore, subject to certain exceptions.

The corporate tax rate in Singapore is currently 17%. In addition, three-quarters of up to the first S$10,000 of a company’s (whether tax resident in Singapore or not) annual normal chargeable income, and one-half of up to the next S$190,000 of the company’s annual normal chargeable income, is exempt from corporate tax from the year of assessment 2020 onwards. The remaining chargeable income (after the tax exemption) will be fully taxable at the prevailing corporate tax rate or applicable concessionary corporate tax rate.

Newly incorporated companies which are tax resident in Singapore will also, subject to certain conditions and exceptions, be eligible for tax exemption on three-quarters of up to the first S$100,000 of a company’s annual normal chargeable income, and one-half of up to the next S$100,000 of the company’s annual normal chargeable income, for each of the company’s first three years of assessment from the year of assessment 2020 onwards. The remaining chargeable income (after the tax exemption) will be taxed at the prevailing corporate tax rate or applicable concessionary corporate tax rate.

Dividend Distributions in respect of Class A Ordinary Shares

The Company does not intend to pay any dividends on the Class A Ordinary Shares for the foreseeable future. See “Dividend Policy” for more information.

For your information, in respect of a company that is not tax resident in Singapore, for Singapore tax purposes, dividends paid by the company should generally be considered as foreign sourced income. In respect of a company that is tax resident in Singapore, under the one-tier corporate tax system, tax on corporate profits is final and dividends paid by a Singapore resident company are tax exempt in the hands of a shareholder, regardless of whether the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident. Singapore also does not currently impose withholding tax on dividend distributions.

Gains on Disposal of Ordinary Shares

Singapore generally does not impose tax on capital gains (i.e. gains which are considered to be capital in nature) but imposes tax on income. While there are no specific Singapore tax laws or regulations which prescribes the characterization of whether a gain is income or capital in nature, gains arising from the disposal of the Company’s Class A Ordinary Shares may be construed to be of an income nature and subject to Singapore income tax if the gains arose from activities which the IRAS regard as the carrying on of a trade or business in Singapore. However, it should be noted that with effect from January 1, 2024, Section 10L of the SITA provides that gains from the sale or disposal of foreign assets on or after January 1, 2024 by a relevant entity are chargeable to tax when such gains are received or deemed to be received in Singapore from outside Singapore. A foreign asset generally refers to any movable or immovable property situated outside Singapore at the time of such sale or disposal or any rights or interest thereof, and with regard to any shares in or securities issued by a company, or any right or interest in such shares or securities, they are generally regarded to be situated where the company is incorporated. Accordingly, the precise status of each prospective investor will vary from one another and each investor should consult an independent tax advisor on the Singapore income tax and other tax consequences which may be applicable to their individual circumstances.

Subject to certain conditions being satisfied, gains derived by a company from the disposal of the Company’s Class A Ordinary Shares between the period of June 1, 2012 and December 31, 2027 (inclusive of both dates) will not be subject to Singapore income tax, if the divesting company holds a minimum shareholding of 20% of the Ordinary Shares in the Company and these shares have been held for a continuous minimum period of 24 months.

In addition, shareholders who apply, or who are required to apply, the Singapore Financial Reporting Standard 39 (“FRS 39”), Financial Reporting Standard 109 (“FRS 109”) or Singapore Financial Reporting Standard (International) 9 (Financial Instruments) (“SFRS(I) 9”) (as the case may be), for the purposes of Singapore income tax may be required to recognize gains or losses (not being gains or losses in the nature of capital) in accordance with the provisions of FRS 39, FRS 109 or SFRS(I) 9 (as modified by the applicable provisions of the SITA) even though no sale or disposal of the Company’s Class A Ordinary Shares was made. Holders of the Company’s Class A Ordinary Shares who may be subject to such tax treatment should consult their own accounting and tax advisors regarding the Singapore income tax consequences of their acquisition, holding and disposal of the Company’s Class A Ordinary Shares.

Stamp Duty

Stamp duty in Singapore is generally payable only on instruments relating to the transfer of immovable property located in Singapore or shares of companies incorporated in Singapore or shares which are maintained in any share register in Singapore. With regard to the transfer of shares, stamp duty is generally payable at the rate of 0.2% of the consideration for or the net asset value of the shares, whichever that is higher.

There should be no Singapore stamp duty payable on the subscription for the Company’s Class A Ordinary Shares.

Further, on the basis that the Company’s Class A Ordinary Shares are neither shares of a Singapore incorporated company, nor shares which are maintained in any share register in Singapore, there should be no Singapore stamp duty implications arising on the transfer of such Class A Ordinary Shares.

Goods and Services Tax

The sale of the Company’s Class A Ordinary Shares by a GST-registered investor belonging in Singapore for GST purposes to another person belonging in Singapore is an exempt supply not subject to GST. Any input GST incurred by the GST-registered investor in making the exempt supply is generally not recoverable from the Singapore Comptroller of GST.

Where the Company’s Class A Ordinary Shares are sold by a GST-registered investor in the course of or furtherance of a business carried on by such investor contractually to and for the direct benefit of a person belonging outside Singapore, the sale should generally, subject to satisfaction of certain conditions, be considered a taxable supply subject to GST at 0%. Subject to the normal rules for input tax claims, any input GST incurred by the GST-registered investor in making such a supply in the course of or furtherance of a business carried out by such investor may be fully recoverable from the Singapore Comptroller of GST.

Each prospective investor should consult an independent tax advisor on the recoverability of input GST incurred on expenses in connection with the purchase and sale of the Company’s Class A Ordinary Shares.

Services consisting of arranging, brokering, underwriting or advising on the issue, allotment or transfer of ownership of the Company’s Class A Ordinary Shares rendered by a GST-registered person to an investor belonging in Singapore for GST purposes in connection with the investor’s purchase, sale or holding of the Company’s Class A Ordinary Shares should be subject to GST at the standard rate of 9%. Similar services rendered by a GST-registered person contractually to and for the direct benefit of an investor belonging outside Singapore should generally, subject to the satisfaction of certain conditions, be subject to GST at 0%.

With the implementation of reverse charge from January 1, 2020, the “directly benefit” condition for zero-rating (i.e. GST at 0%) will be amended to allow the zero-rating of a supply of services to the extent that the services directly benefit a person belonging outside Singapore or a GST-registered person in Singapore.

Under the reverse charge regime, a GST-registered partially exempt business that is not entitled to full input tax claims will be required to account for GST on all services that it procures from overseas suppliers (except for certain services which are specifically exempt from reverse charge). A non GST-registered person whose total value of imported services for a 12-month period exceeds S$1 million (either on a retrospective or prospective basis) and is not entitled to full input tax claims even if such person was GST-registered may become liable for GST registration and be required to account for GST both on its taxable supplies and imported services subject to reverse charge.

Estate Duty

Singapore estate duty has been abolished with respect to the estate of any person whose death has occurred on or after February 15, 2008.

Tax Treaties Regarding Withholding Taxes

There is currently no comprehensive avoidance of double taxation agreement between the United States and Singapore.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We incorporated under the laws of the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions, and the availability of professional and support services. The Cayman Islands, however, has a less developed body of securities laws as compared to the U.S. and provides significantly less protection for investors than the U.S. Additionally, Cayman Islands companies may not have standing to sue in the federal courts of the U.S.

Most of our operations are conducted in Singapore and substantially all of our consolidated assets are located outside of the U.S. While we maintain an office in the U.S., and three of our independent directors are U.S. citizens, our executive officers, including our chief executive officer and chief financial officer, are nationals or residents of countries other than the United States, and all or a substantial portion of their assets are located outside the U.S. As a result, it may be difficult for investors to effect service of process within the U.S. upon us or these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws or securities laws of any U.S. state.

We have appointed [--], as our agent to receive service of process with respect to any action brought against us in the United States under the federal securities laws of the United States or of any State of the United States. The address of our agent is [--].

Cayman Islands

We have been advised by Mourant Ozannes (Cayman) LLP, our counsel as to Cayman Islands law, that it is uncertain whether the courts of the Cayman Islands will allow shareholders of our company to originate actions in the Cayman Islands based upon securities laws of the United States. In addition, there is uncertainty with regard to Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. We have been further advised that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment:

(a)     is given by a foreign court of competent jurisdiction;

(b)    imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

(c)     is final;

(d)    is not in respect of taxes, a fine or a penalty; and

(e)     was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Mourant Ozannes (Cayman) LLP has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment in personam obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a competent foreign court with jurisdiction to give the judgment, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty; and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

Singapore

Morgan Lewis Stamford LLC, our counsel with respect to the laws of Singapore, has advised us that there is uncertainty as to whether the courts of Singapore would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Singapore against us or our directors or officers predicated upon the securities laws of the United States.

Morgan Lewis Stamford LLC has further advised us that in making a determination as to enforceability of a judgment of the courts of the United States, and subject to the Singapore courts having jurisdiction over the judgment debtor, the Singapore courts would have regard to whether the judgment was final and conclusive and on the merits of the case, given by a court of law of competent jurisdiction, and was expressed to be for a fixed sum of money. In general, an in personam foreign judgment that is final and conclusive (that is, in general, a judgment that makes a final determination of rights between the parties and cannot be re-opened or altered by the court that delivered it, or be overridden by another body not being an appellate or supervisory body, although it may be subject to an appeal), given by a competent court of law having jurisdiction over the parties subject to such judgment, and for a fixed and ascertainable sum of money, may be enforceable as a debt in the Singapore courts under common law unless procured by fraud, or the proceedings in which such judgments were obtained were not conducted in accordance with principles of natural justice, or the enforcement thereof would be contrary to public policy, or if the judgment would conflict with earlier judgment(s) from Singapore or earlier foreign judgment(s) recognized in Singapore, or if the judgment would amount to the direct or indirect enforcement of foreign penal, revenue or other public laws (save where any such component of the judgment can be duly severed from the rest of the judgment sought to be enforced). Civil liability provisions of the federal and state securities law of the United States permit the award of punitive damages against us, our directors and officers. Singapore courts would not recognize or enforce judgments against us, our directors and officers to the extent that doing so would amount to the direct or indirect enforcement of foreign penal, revenue or other public laws. It is uncertain as to whether a judgment of the courts of the United States under civil liability provisions of the federal securities law of the United States would be regarded by the Singapore courts as being pursuant to foreign, penal, revenue or other public laws.

UNDERWRITING

In connection with this offering, we expect to enter into an underwriting agreement with Aegis Capital Corp. (“Aegis” or the “underwriter”), the underwriter named in this prospectus, with respect to the offering of the Class A Ordinary Shares described in this prospectus.

Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriter, and the underwriter has agreed to purchase from us, at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus on a firm commitment basis, the number of Class A Ordinary Shares listed next to its name in the following table:

Underwriter	Number of Class A Ordinary Shares
Aegis Capital Corp.	[•]

Total	[•]

The underwriter is offering the shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the underwriter’s obligation to pay for and accept delivery of the shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions, including:

•        the representations and warranties made by us to the underwriter are true;

•        there is no material change in our business or the financial markets; and

•        we deliver customary closing documents to the underwriter.

The underwriter is obligated to take and pay for all of the shares offered by this prospectus if any such shares are taken. However, the underwriter is not required to take or pay for the shares covered by the underwriter’s over-allotment option described below.

Discounts, Commissions and Reimbursement

The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriter of its over-allotment option.

Total
	Per Class A Share	No Exercise of Over-Allotment Option	Full Exercise of Over-Allotment Option
Initial public offering price	$	$	$
Underwriting discounts and commissions (7%)(1)	$	$	$
Non-accountable expense allowance (1%)(2)	$	$	$
Proceeds, before expenses, to us	$	$	$

____________

(1)      We have agreed to pay the underwriting discounts of seven percent (7.0%) of the gross proceeds of this offering, at the closing of this offering, and each closing of the over-allotment option, if any. The fees do not include the expense reimbursement as described below.

(2)      We have agreed to pay Aegis a non-accountable expense allowance equal to one percent (1.0%) of the gross proceeds of this offering.

We have also agreed to pay Aegis for all accountable actual out-of-pocket expenses relating to the offering, including but not limited to, (a) all filing fees and expenses relating to the registration of the Class A Ordinary Shares with the Commission; (b) all filing fees and expenses associated with the review of the offering of the Class A Ordinary Shares by FINRA; (c) all fees and expenses relating to the listing of the Company’s equity or equity-linked securities on The Nasdaq Capital Market; (d) all fees, expenses and disbursements relating to the registration or qualification of the Class A Ordinary Shares under the “blue sky” securities laws of such states and other jurisdictions as Aegis may reasonably designate (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of the Company’s “blue sky” counsel, which will be Aegis’s counsel) unless such filings are not required in connection with the Company’s proposed The Nasdaq Capital Market listing; (e) any fees for counsel to lead investors in this offering; (f) all fees, expenses and disbursements relating to the registration, qualification or exemption of the Securities under the securities laws of such foreign jurisdictions as Aegis may reasonably designate; (g) the costs of all mailing and printing of the offering documents; (h) transfer and/or stamp taxes, if any, payable upon the transfer of the Class A Ordinary Shares from the Company to Aegis; (i) the fees and expenses of the Company’s accountants; and (j) up to $125,000 for reasonable legal fees and disbursements for Aegis’s counsel. The total accountable actual out-of-pocket expenses shall not exceed $150,000 if the offering is completed by Aegis, or $100,000 if the offering is not completed by Aegis.

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $[•].

Over-Allotment Option

We have granted to the underwriter a 45-day option following the closing of this offering to purchase up to an additional 15.0% of the total number of Class A Ordinary Shares to be offered by us in this offering at the initial public offering price less the underwriting discounts and commissions. The underwriter may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional Class A Ordinary Shares approximately proportionate to such underwriter’s initial purchase commitment. Any Class A Ordinary Shares issued or sold under the option will be issued and sold on the same terms and conditions as the other Class A Ordinary Shares that are the subject of this offering.

Discretionary Accounts

The underwriter does not intend to confirm sales of the securities offered hereby to any accounts over which it has discretionary authority.

Lock-Up Agreements

All of our directors, officers, employees, and principal stockholders (defined as owners of 5% who or that own any of our company’s securities (including warrants, options, convertible securities, and ordinary shares of our company)) as of the effective date of prospectus shall agree in writing, in a form satisfactory to Aegis, not to offer, sell, transfer or otherwise dispose of, directly or indirectly, any such securities (or underlying securities) of our company for a period of one hundred eighty (180) days from the closing of this offering without the express written consent of Aegis, which consent may be given or withheld in the sole discretion of Aegis.

Underwriter’s Warrants

We have agreed to issue to Aegis or its designees warrants to purchase up to a total of 5% of the aggregate number of Class A Ordinary Shares sold in this offering (excluding any shares sold pursuant to the over-allotment option). The warrants are exercisable at an exercise price equal to 125% of the public offering price of the Class A Ordinary Shares sold in this offering. The representative’s warrants will be exercisable beginning six months from the date of the closing of the offering, and will terminate on the fifth anniversary of the commencement date of sales in this offering. The representative’s warrants are not exercisable or convertible for more than five years from the commencement date of sales in this offering. The representative’s warrants provide for customary anti-dilution provisions, a single demand registration right, and unlimited “piggyback” registration rights with respect to the registration of the Class A Ordinary Shares underlying the warrants, with a term of such demand and “piggyback” registration rights not to exceed five years and seven years from the commencement of sales in the offering, respectively, in accordance with FINRA Rule 5110(g). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders. The representative’s warrants and the Class A Ordinary Shares issuable upon exercise thereof are registered on the registration statement of which this prospectus forms a part.

The warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to FINRA Rule 5110(e)(1). The underwriter, or its permitted assignees, will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will it engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from effectiveness. The warrants may be exercised as to all or a lesser number of Class A Ordinary Shares and will provide for cashless exercise in the event there is not an effective registration statement for the underlying shares.

Company Standstill

We have agreed that without the prior written consent of the underwriter, we will not, for a period of one hundred eighty (180) days after the closing of this offering, subject to certain exceptions, (a) offer, sell, issue, or otherwise transfer or dispose of, directly or indirectly, any equity of our company or any securities convertible into or exercisable or exchangeable for equity of our company; (b) file or caused to be filed any registration statement with the SEC relating to the offering of any equity of our company or any securities convertible into or exercisable or exchangeable for equity of our company; or (c) enter into any agreement or announce the intention to effect any of the actions described in subsections (a) or (b) hereof.

Right of First Refusal

We have granted Aegis a right of first refusal for a period of 24 months from the closing of the offering to act as (i) sole book-runner, sole manager, sole placement agent or sole agent in the event we decide to finance or refinance any of our indebtedness and (ii) sole book-running manager, sole underwriter or sole placement agent in the event we decided to raise funds by means of a public offering (including an at-the-market offering) or a private placement or any other capital raising financing of equity, equity-linked or debt securities.

Indemnification

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act and to contribute to payments the underwriter may be required to make in respect thereof.

Electronic Offer, Sale and Distribution of Ordinary Shares

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of Class A Ordinary Shares to the underwriter and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriter and selling group members that may make Internet distributions on the same basis as other allocations.

Listing

We plan to apply to list our Class A Ordinary Shares for trading on the Nasdaq under the symbol “OTSA.” We cannot guarantee that we will be successful in listing on the Nasdaq; however, we will not complete the offering unless we receive a conditional approval letter.

Stabilization

In connection with this offering, the underwriter may engage in stabilizing transactions, which involves making bids for, purchasing and selling Class A Ordinary Shares in the open market for the purpose of preventing or retarding a decline in the market price of the Class A Ordinary Shares while this offering is in progress. These stabilizing transactions may include making short sales of Class A Ordinary Shares, which involves the sale by the underwriter of a greater number of Class A Ordinary Shares than they are required to purchase in this offering, and purchasing Class A Ordinary Shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriter’s option to purchase additional Class A Ordinary Shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriter may close out any covered short position either by exercising the option to purchase additional Class A Ordinary Shares, in whole or in part, or by purchasing Class A Ordinary Shares in the open market. In making this determination, the underwriter will consider, among other things, the price of Class A Ordinary Shares available for purchase in the open market compared to the price at which the underwriter may purchase Class A Ordinary Shares through the option to purchase additional Class A Ordinary Shares. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the Class A Ordinary Shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriter creates a naked short position, they will purchase Class A Ordinary Shares in the open market to cover the position.

The underwriter has advised us that, pursuant to Regulation M of the Securities Act, it may also engage in other activities that stabilize, maintain or otherwise affect the price of the Class A Ordinary Shares, including the imposition of penalty bids. This means that if the underwriter purchases Class A Ordinary Shares in the open market in stabilizing transactions or to cover short sales, the underwriter can require the syndicate member that sold those Class A Ordinary Shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the Class A Ordinary Shares or preventing or retarding a decline in the market price of the Class A Ordinary Shares, and, as a result, the price of the Class A Ordinary Shares may be higher than the price that otherwise might exist in the open market. If the underwriter commences these activities, they may discontinue them at any time. The underwriter may carry out these transactions on The Nasdaq Capital Market, in the over-the-counter market or otherwise.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A Ordinary Shares. The initial public offering price will be determined by negotiations between us and the underwriter. In determining the initial public offering price, we and the underwriter expect to consider a number of factors including:

•        the information set forth in this prospectus and otherwise available to the underwriter;

•        our prospects and the history and prospects for the industry in which we compete;

•        an assessment of our management;

•        our prospects for future earnings;

•        the general condition of the securities markets at the time of this offering;

•        the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

•        other factors deemed relevant by the underwriter and us.

Neither we nor the underwriter can assure investors that an active trading market will develop for our Class A Ordinary Shares, or that the Class A Ordinary Shares will trade in the public market at or above the initial public offering price.

Other Relationships

The underwriter and certain of its affiliates may provide from time-to-time certain commercial banking, financial advisory, investment banking and other services for us and our affiliates in the ordinary course of their business, for which they may receive customary fees and commissions. However, we have not yet had, and have no present arrangements with any of the underwriter for any further services.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the Class A Ordinary Shares or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the Class A Ordinary Shares may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the Class A Ordinary Shares may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Cayman Islands

No invitation, whether directly or indirectly, may be made to the public in the Cayman Islands to subscribe for the Class A Ordinary Shares. This prospectus does not constitute a public offer of the Class A Ordinary Shares, whether by way of sale or subscription, in the Cayman Islands. The underwriter has represented and agreed that they have not offered or sold, and will not offer or sell, directly or indirectly, any Class A Ordinary Shares to any member of the public in the Cayman Islands.

Hong Kong

No Class A Ordinary Shares have been, may be or will be offered or sold in Hong Kong, by means of any document. This document has not been and will not be registered with the Registrar of Companies in Hong Kong. Accordingly, this document may not be issued, circulated or distributed in Hong Kong, and the Class A Ordinary Shares may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the Class A Ordinary Shares will be required, and is deemed by the acquisition of the Class A Ordinary Shares, to confirm that he is aware of the restriction on offers of the Class A Ordinary Shares described in this document and the relevant offering documents and that he is not acquiring, and has not been offered any Class A Ordinary Shares in circumstances that contravene any such restrictions.

Peoples’ Republic of China

This prospectus may not be circulated or distributed in the PRC and the Class A Ordinary Shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC includes the special administrative regions of Hong Kong and Macau, but excludes Taiwan.

Singapore.    This prospectus or any other offering material relating to the Class A Ordinary Shares has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Accordingly, (a) the Class A Ordinary Shares have not been, and will not be, offered or sold or made the subject of an invitation for subscription or purchase of such Class A Ordinary Shares in Singapore, and (b) this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Class A Ordinary Shares have not been and will not be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor as specified in Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275 of the SFA) and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Class A Ordinary Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)     a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)    a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Class A Ordinary Shares pursuant to an offer made under Section 275 of the SFA except:

(i)     to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)    where no consideration is or will be given for the transfer;

(iii)   where the transfer is by operation of law;

(iv)   as specified in Section 276(7) of SFA; or

(v)    as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Nasdaq listing fee and the FINRA filing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$
Nasdaq Capital Market Listing Fee	$
FINRA Filing Fee	$
Legal Fees and Expenses	$
Accounting Fees and Expenses	$
Printing and Engraving Expenses	$
Transfer Agent Expenses	$
Investor Relations Fee	$
Miscellaneous Expenses	$
Total Expenses	$

These expenses will be borne by us. Underwriting discounts will be borne by us in proportion to the numbers of Class A Ordinary Shares sold in the offering.

LEGAL MATTERS

The validity of the Class A Ordinary Shares offered hereby and certain legal matters as to Cayman Islands law will be passed upon for us by Mourant Ozannes (Cayman) LLP. Ortoli Rosenstadt LLP is acting as counsel to our company regarding U.S. securities law matters. Certain legal matters as to Singapore law will be passed upon for us by Morgan Lewis Stamford LLC. Sichenzia Ross Ference Carmel is acting as U.S. securities counsel for the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements of Otsaw Limited and its Subsidiaries as of April 30, 2024 and April 30, 2023, and for the years then ended, appearing in this proxy statement/prospectus have been audited by Prager Metis CPAs, LLC, an independent registered public accounting firm, as stated in their report thereon (which report contains an explanatory paragraph describing conditions that raise substantial doubt about Otsaw Limited and Its Subsidiaries’ ability to continue as a going concern as described in Note 2 to the financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. Prager Metis CPAs, LLC has office at 401 Hackensack Avenue 4th Floor, Hackensack, NJ 07601. Their telephone number is (201) 342-7753.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the forgoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the Class A Ordinary Shares offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the Class A Ordinary Shares. This prospectus summarizes the material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealer, salesperson, or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Otsaw Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Otsaw Limited and its subsidiaries (the “Company”) as of April 30, 2024 and 2023, and the related consolidated statements of loss and other comprehensive loss, changes in equity, and cash flows for the years ended April 30, 2024 and 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2024 and 2023, and the results of its operations and its cash flows for the years ended April 30, 2024 and 2023, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the consolidated financial statements, the Company has a net working capital deficiency of $10,012,865 and $12,701,025 respectively, as of April 30, 2024 and 2023. The Company also incurred a net loss before tax of $6,458,189 and net operating cash outflow of $2,304,590 for the year ended April 30, 2024, and needs to raise additional funds to sustain its operations. The Company has incurred recurring losses and has accumulated losses of $21,868,746 as of April 30, 2024. These conditions, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 2. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Prager Metis CPAs LLC
We have served as the Company’s auditor since 2022.
Hackensack, New Jersey

October 23, 2024, except for the effects of the matters discussed in Note 1 (Correction of Immaterial Misstatement), and Note 27 which are as of March 26, 2025.

OTSAW LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	April 30, 2024	April 30, 2023
		USD	USD
ASSETS
Non-current assets
Property, plant and equipment	10	1,217,149	1,592,379
Intangible assets	11	3,326,859	4,028,429
Trade and other receivables	13	74,746	92,943
Total non-current assets		4,618,754	5,713,751

Current assets
Inventories	12	205,770	657,504
Trade and other receivables	13	1,327,996	1,454,729
Cash and cash equivalents	14	30,331	34,982
Total current assets		1,564,097	2,147,215
TOTAL ASSETS		6,182,851	7,860,966

EQUITY AND LIABILITIES
Equity
Share Capital	15	9,862	1
Additional paid in Capital	15	25,985,207	—
Common control reserve	15	—	6,353,626
Stock option reserve		22,619	22,619
Currency translation reserve	17	(12,568)	(117,704)
Capital reserve	17	(9,462,751)	1,653,247
Accumulated losses		(21,868,746)	(15,573,613)
Total equity attributable to owners of the Company		(5,326,377)	(7,661,824)
Non-controlling interests		(323,352)	(291,859)
Total Net capital deficiency		(5,649,729)	(7,953,683)

Current liabilities
Trade and other payables	18	4,633,840	3,300,432
Lease liabilities	19	254,306	306,652
Loan from related parties	20	6,688,816	11,241,156
Total current liabilities		11,576,962	14,848,240

Non-current liabilities
Trade and other payables	18	—	523,873
Lease liabilities	19	255,618	442,536
Total non-current liabilities		255,618	966,409
Total liabilities		11,832,580	15,814,649
TOTAL STOCKHOLDERS’ EQUITY AND LIABILITIES		6,182,851	7,860,966

OTSAW LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

		Year ended April 30,
	Notes	2024	2023
		USD	USD
Revenue	4	5,288,329	5,111,140
Cost of revenue		(3,615,387)	(3,850,184)
Gross profit		1,672,942	1,260,956
Other income	5	366,269	739,323
Operating expenses		(7,087,285)	(8,012,521)
General and administration		(5,183,824)	(5,301,178)
Sales and marketing		(1,030,463)	(1,495,204)
Research and development		(872,998)	(1,216,139)
Operating loss		(5,048,074)	(6,012,242)
Finance cost	6	(1,410,115)	(694,769)
Loss before income tax		(6,458,189)	(6,707,011)
Income tax expenses	8	(71,686)	(1,656)
Loss for the financial year		(6,529,875)	(6,708,667)
Other comprehensive income/(loss):
Components of other comprehensive income that will be reclassified to profit or loss, net of taxation
Foreign currency translation reserve		87,549	(178,690)
Total other comprehensive income/(loss), net of taxation		87,549	(178,690)
Total comprehensive loss for the financial year		(6,442,326)	(6,887,357)
Loss attributable to:
Owners of the Company		(6,295,133)	(5,898,182)
Non-controlling interests		(234,742)	(810,485)
Loss for the financial year		(6,529,875)	(6,708,667)
Total comprehensive loss attributable to:
Owners of the Company		(6,189,997)	(6,055,610)
Non-controlling interests		(252,329)	(831,747)
Total comprehensive loss for the financial year		(6,442,326)	(6,887,357)
Loss per share
Basic and diluted	9	(0.07)	(589.82)

OTSAW LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGE IN EQUITY
FOR THE FINANCIAL YEAR ENDED 30 APRIL 2024

	Class A
	Ordinary shares Shares	Share Capital USD	Common Control Reserve USD	Capital Reserve USD	Share Option reserve USD	Currency translation reserve USD	Accumulated losses USD	Attributable to owners of the Company USD	Non- controlling interest USD	Total equity USD
Balance at April 30, 2022	10,000	1	6,353,626	3,456,140	22,619	39,724	(9,675,431)	196,679	532,641	729,320
Repurchase of ordinary shares by holding Company	—	—		(1,802,893)	—	—	—	(1,802,893)	7,247	(1,795,646)
Total comprehensive loss for the financial year	—	—	—	—	—	(157,428)	(5,898,182)	(6,055,610)	(831,747)	(6,887,357)
Loss for the year	—	—	—	—	—	—	(5,898,182)	(5,898,182)	(810,485)	(6,708,667)
Translation reserve – other comprehensive loss	—	—	—	—	—	(157,428)	—	(157,428)	(21,262)	(178,690)
Balance at April 30, 2023	10,000	1	6,353,626	1,653,247	22,619	(117,704)	(15,573,613)	(7,661,824)	(291,859)	(7,953,683)

OTSAW LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGE IN EQUITY

FOR THE FINANCIAL YEAR ENDED 30 APRIL 2024 — (Continued)

	Class A
	Ordinary Shares Number	Share Capital USD	Additional Paid in Capital USD	Common Control Reserve USD	Capital Reserve USD	Share Option reserve USD	Currency translation reserve USD	Accumulated losses USD	Attributable to owners of the Company USD	Non- controlling interest USD	Total equity USD
Balance at May 1, 2023	10,000	1	—	6,353,626	1,653,247	22,619	(117,704)	(15,573,613)	(7,661,824)	(291,859)	(7,953,683)
Common Control reserve	—	—	6,353,626	(6,353,626)	—	—	—	—	—	—	—
Issuance of ordinary shares (share swap)	94,240,000	9,424	10,885,738	—	(11,115,998)	—	—	—	(220,836)	220,836	—
Issuance of ordinary shares (shareholders loan conversion)	4,373,140	437	8,745,843	—	—	—	—	—	8,746,280	—	8,746,280
Total comprehensive loss for the financial year	—	—	—	—	—	—	105,136	(6,295,133)	(6,189,997)	(252,329)	(6,442,326)
Loss for the year	—	—	—	—	—	—	—	(6,295,133)	(6,295,133)	(234,742)	(6,529,875)
Translation reserve, total other comprehensive income	—	—	—	—	—	—	105,136	—	105,136	(17,587)	87,549
Balance at April 30, 2024	98,623,140	9,862	25,985,207	—	(9,462,751)	22,619	(12,568)	(21,868,746)	(5,326,377)	(323,352)	(5,649,729)

The company has 1 Class B Ordinary Share issued. Class A Ordinary Shares and the Class B Ordinary Share rank pari passu with one another and have the same rights, preferences, privileges and restrictions, except Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. At a general meeting, each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to that number of votes equal to sixty (60) percent of the total number of Class A Ordinary Shares and Class B Ordinary Shares outstanding as at the record date for determining those Shareholders that are entitled to vote at the general meetings of the Company. Each Class A Ordinary Share shall confer upon the holder thereof the right to receive dividends as provided for in these Articles. Class B Ordinary Shares do not confer upon the holders thereof any rights to receive dividends. On a winding up of the Company, each Class A Ordinary Share shall confer upon the holder thereof the right to repayment of capital in accordance with these Articles and the right to participate in the profits or surplus assets of the Company in accordance with these Articles; and (b) each Class B Ordinary Share shall confer upon the holder thereof the right to repayment of capital in accordance with these Articles but shall confer no other right to participate in the profits or surplus assets of the Company.

OTSAW LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE FINANCIAL YEAR ENDED 30 APRIL 2024

	Note	2024	2023
		USD	USD

Operating activities
Loss before income tax		(6,458,189)	(6,707,011)

Adjustments for:
Amortization of intangible assets	11	720,406	850,903
Intangible Asset written off		37,608	—
Depreciation on property, plant and equipment	10	661,992	639,259
Loss on disposal of property, plant and equipment		75,887	—
Finance cost	6	1,410,115	694,769
Currency translation		87,549	(178,690)
Provision for inventory obsolescence	12	141,424	837,962
Inventory Written Off		46,865	—
Property, plant and equipment written off	10	—	137,142
		(3,276,343)	(3,725,666)

Working capital adjustments:
Inventories		383,107	(318,291)
Trade and other receivables		144,931	(489,288)
Trade and other payables		761,986	220,023

Cash used in operating activities		(1,986,319)	(4,313,222)
Interest paid		(246,585)	(334,434)
Income tax – Other paid		(71,686)	(1,656)
Net cash used in operating activities		(2,304,590)	(4,649,312)

Cashflow from investing activity
Purchase of property, plant and equipment (exclude ROU asset)		(371,226)	(284,900)
Investment in intangible assets		(128,916)	(27,656)

Net cash used in investing activities		(500,142)	(312,556)

Cashflow from financing activities
Other financial liability		—	(3,069,035)
Proceed from related party loans		3,759,733	8,209,416
Repayment of related party loans		(675,110)	—
Repurchase of ordinary shares by holding Company		—	(776,769)
Repayment of lease liabilities		(308,116)	(269,322)
Net cash flows generated from financing activities		2,776,507	4,094,290

Increase (decrease) in cash and cash equivalent during the year		(28,225)	(867,578)
Foreign exchange impact on cash		23,574	(177,118)
Cash and cash equivalents at beginning of financial year		34,982	1,079,678
Cash and cash equivalents at end of financial year		30,331	34,982

OTSAW LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 APRIL 2024

These notes form an integral part of and should be read in conjunction with the accompanying Consolidated financial statements.

1.      Reporting entity

Otsaw Limited (“Otsaw” or the “Company”), was incorporated on 10 June 2022 in the Cayman Islands and is wholly owned by Ling, Ting Ming. Otsaw Digital Pte Ltd (“Otsaw Digital”) is a private company incorporated on 4 May 2015 in the Republic of Singapore. Ling, Ting Ming is the founder and current CEO of Otsaw Digital. Otsaw acquired 100 percent interest in Otsaw Digital effective 3 May 2023.

Otsaw’s acquisition of Otsaw Digital was facilitated through a share swap arrangement. Subsequent to the acquisition, Otsaw became the legal and beneficial owner of such Otsaw Digital shares and full control was acquired by Otsaw on this date.

The acquisition of control of Otsaw Digital by Otsaw is considered to be a transaction under common control as ultimately both entities were controlled by Ling, Ting Ming before and after the transaction. Therefore, the consolidated financial statements have been retrospectively recast to reflect Otsaw’s controlling interest in Otsaw Digital for all periods presented. For the period prior to the incorporation of Otsaw, the consolidated financial statements reflect Ling, Ting Ming’s controlling interest in Otsaw Digital, which he held through Arrarat Capital Pte Ltd, a personal holding company owned and controlled by Ling, Ting Ming with no other operations that does not form part of the consolidated group.

There is currently no specific guidance on accounting for common control transactions under International Financial Reporting Standards issued by the International Accounting Standards Board (“IFRS”). In the absence of specific guidance Otsaw elected to apply the “pooling of interests” method of accounting. Under “pooling of interests” the assets and liabilities of Otsaw Digital are carried over at their book values with no adjustment made for the acquisition price and prior periods are restated as if the common control transaction had occurred at the beginning of the earliest period presented.

These consolidated annual financial statements comprise Otsaw and its subsidiaries (collectively the “group” and individually “group companies”). The group is primarily involved in security, logistics and disinfection robot services, development of autonomous mobile robotic software and investment holding.

The consolidated financial statements of the Company for the financial year ended April 30, 2024 are authorised for issue by the Board of Directors on October 23, 2024.

Basis of measurement

The consolidated annual financial statements have been prepared on the historical cost basis with the exception of certain financial instruments which have been fair valued.

Functional and presentation currency

These consolidated annual financial statements are presented in United State Dollar (USD), which is the Group’s presentation currency. The Group’s functional currencies are Singapore Dollar (SGD), Euro (EUR) and United State Dollar (USD).

OTSAW LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 APRIL 2024

1.      Reporting entity (cont.)

Correction of Immaterial Misstatement

During the year ended April 30, 2024, the Company identified classification errors in the Consolidated Statement of Loss and Other Comprehensive Loss for the year ended April 30, 2023. Accordingly, the accompanying Consolidated Statement of Loss and Other Comprehensive Loss for the year ended April 30, 2023 has been corrected to conform with 2024 fiscal year presentation for better reflecting the function of the expenses, as presented in below table.

(In USD)	2023 Before Reclassification	Reclassification	2023 After Reclassification
Cost of revenue	3,683,844	166,340	3,850,184

Operating expenses
General and administration	7,045,235	(1,744,057)	5,301,178
Sales and marketing	900,032	595,172	1,495,204
Research and development	233,594	982,545	1,216,139
Total Operating expenses	8,178,861	(166,340)	8,012,521

For the year ended April 30, 2023, (1) employment expenses of USD166,340 (salaries and social security benefits), relating to operations onsite staff cost, were reclassified from General and administration expense to Cost of revenue; (2) employment expenses of USD595,172 (salaries and social security benefits), relating to Sales and Marketing team, were reclassified from General and administration expense to Sales and marketing expense; and (3) employment expenses of USD982,545 (salaries and social security benefits), relating to Research and Development team, were reclassified from General and administration expense to Research and development expense.

The employment expenses were initially classified for the 2023 fiscal year based on individual employee’s cost in respective cost centre without specific identification of their time spent on different functional activities they performed. Upon a further review of their time spent on different functional activities, these expenses are assessed to be more appropriate to be reclassified to the respective Cost Centre. The reclassifications are assessed necessary and better reflect their time spent on different functional activities.

The Company assessed the materiality of the misstatement quantitatively and qualitatively and has concluded that this is an immaterial misstatement as the correction of the classification errors is primarily reclassifications within operating expenses and/or between operating expenses and cost of revenue, and is not material to the consolidated financials taken as a whole for the year ended April 30, 2023. These reclassifications had no impact on Total operating loss and Net loss in the consolidated finance statements. In addition, there is no impact on the Consolidated Statements of Financial Position, Consolidated Statements of Change in Equity and Consolidated Statements of Cash Flows.

The Company analyzed and considered all relevant quantitative and qualitative factors and determined that the Consolidated Statement of Loss and Other Comprehensive Loss for the year ended April 30, 2023 should be corrected, even though such revision was assessed to be immaterial to the consolidated financial statements. Accordingly, the Company corrected its presentation of cost of revenue and each line item of operating expenses for the year ended April 30, 2023 within Consolidated Statement of Loss and Other Comprehensive Loss to reflect updated classifications of employment expenses based on functional activities that conform with 2024 fiscal year presentation.

OTSAW LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 APRIL 2024

1.      Reporting entity (cont.)

As of April 30, 2024, the Group’s principal subsidiaries consist of the following:

Name of subsidiaries	Date and Country of incorporation	Principal activities	Issued and fully paid/registered share capital	Proportion of ownership interest (%)
			USD	2024	2023
Otsaw Digital Pte Ltd[1]	4 May 2015, Singapore	Investment holding Company	25,995,068	100	100
Otsaw Technology Solutions Pte. Ltd[2]	23 Oct 2020, Singapore	Investment holding Company	5,190,489	100	72.7
Otsaw Technology Pte. Ltd[2]	26 Oct 2020, Singapore	Software development and manufacture of industrial robots	1	100	72.7
OTSAW Digital Inc.	15 Jul 2019, USA	Software development and regional sales office	2,000	100	100
Otsaw Swisslog Healthcare Robotics GMBH[3]	14 Jun 2021, Germany	Manufacture of industrial robots including automated guided vehicles	28,170	93.3	72.7
Otsaw Swisslog Healthcare Robotics Pte Ltd[3]	18 Nov 2021, Singapore	Manufacture of industrial robots including automated guided vehicles	4,610,462	93.3	72.7
Otsaw Oya Technology Solutions Inc.	31 Jan 2022, USA	Solar photovoltaic projects and robotics solutions	10	60	60
Otsaw Logistic Pte. Ltd.[4]	18 Feb 2021, Singapore	Freight transport arrangement	75,398	—	72.7

____________

1        On 3 May 2023, Otsaw Digital Pte Ltd became a 100% subsidiary of Otsaw Limited (note 1 — Reporting entity).

2        Otsaw Digital Pte Ltd executed a share swap for minority shareholders in subsidiary Otsaw Technology Solutions Pte Ltd, minority shareholders received shares in Otsaw Digital Pte Ltd and Otsaw Limited.

3        On November 16, 2023, Otsaw Swisslog Healthcare Robotics Pte Ltd converted SGD6,133,156 shareholders loan to share capital by issuing 10,000 additional shares to Otsaw Technologies Solutions Pte Ltd. Otsaw Technologies Solutions Pte Ltd effective ownership interest increased from 72.7% to 87% after the shareholder loan conversion. On January 11, 2024, Otsaw Technologies Solutions Pte Ltd increased it’s shareholding in Otsaw Swisslog Healthcare Robotics Pte Ltd by 1,333 shares through the exercise of an option relating to the Swisslog asset acquisition on 1 December 2021. Cash payment of SGD451,000 was made for full consideration. Otsaw Technologies Solutions Pte Ltd effective ownership interest increased from 87% to 93.3% after exercise the purchase option.

4        On January 31, 2024 Otsaw Logistic Pte Ltd which was loss making and did not form part of Otsaw’s core business was sold to Mr Ling, a related party, the founder and CEO of Otsaw for consideration of SGD1.

2.      Summary of significant accounting policies

2.1    Basis of preparation

The Consolidated financial statements of the Group and the statement of financial position of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) under the historical cost convention, except as disclosed in the accounting policies below.

In the current year, the Company has adopted all the new and revised IFRSs that are relevant to its operations and effective for current financial year. The adoption of these new or revised IFRSs did not result in changes to the Company’s accounting policies and has no material effect on the current or prior year’s Consolidated financial statements and is not expected to have a material effect on future periods.

OTSAW LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 APRIL 2024

2.      Summary of significant accounting policies (cont.)

Standards issued but not yet effective

The Group will apply for the first-time certain standards and amendments, which are effective for annual periods beginning on or after May 1, 2024. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective. Based on an initial assessment, the following new and amended standards are not expected to have a significant impact on the Group’s consolidated financial statements.

IFRS	Title	Annual periods beginning on/after
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined

The Group and the Company do not intend to early adopt any of the above new/revised standards, interpretations and amendments to the existing standards. Management anticipates that the adoption of the aforementioned revised/new standards will not have a material impact on the consolidated financial statements of the Group in the period of their initial adoption.

2.2    Going concern

The Consolidated financial statements of the Group and Company have been prepared on a going concern basis notwithstanding the net current liabilities of USD 10,012,865 and USD 12,701,025 respectively for the prior year. The Group also incurred a net loss before tax of USD 6,458,189 and net operating cash outflow of USD 2,304,590 for the financial year then ended. The Group has incurred recurring losses and has an accumulated losses of $21,868,746 as of April 30, 2024. These factors indicate the existence of a material uncertainty which may cast significant doubt over the Group’s ability to continue as going concerns.

The ability of the Group to continue as going concern is dependent on the undertaking of its shareholder and CEO, Mr. Ting Ling Ming, to provide continuing financial support to enable the Group to meet their liabilities as and when they fall due.

2.3    Basis of consolidation

The Consolidated financial statements of the Group comprise the financial statements of the Company and its subsidiaries. Subsidiaries are entities (including structured entities) (i) over which the Group has power and the Group is (ii) able to use such power to (iii) affect its exposure, or rights, to variable returns from then through its involvement with them.

The Group reassesses whether it controls the subsidiaries if facts and circumstance indicate that there are changes to the one or more of the three elements of control.

When the Group has less than a majority of the voting rights of an investee, it still has power over the investee when the voting rights are sufficient, after considering all relevant facts and circumstances, to give it the practical ability to direct the relevant activities of the investee unilaterally. The Group considers, among others, the extent of its voting rights relative to the size and dispersion of holdings of the other vote holders, currently exercisable substantive potential voting rights held by all parties, rights arising from contractual arrangements and voting patterns at previous shareholders’ meetings.

Subsidiaries are consolidated from the date on which control is transferred to the Group up to the effective date on which control ceases, as appropriate.

Intra-group assets and liabilities, equity, income, expenses and cashflows relating to intragroup transactions are eliminated on consolidation.

OTSAW LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 APRIL 2024

2.      Summary of significant accounting policies (cont.)

The financial statements of the subsidiaries used in the preparation of the Consolidated financial statements are prepared for the same reporting date as that of the Company. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

Non-controlling interests are identified separately from the Group’s equity therein. On an acquisition-by-acquisition basis, non-controlling interests may be initially measured either at fair value or at their proportionate share of the fair value of the acquiree’s identifiable net assets. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity.

Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. Any differences between the amount by which the non-controlling interests are adjusted to reflect the changes in the relative interests in the subsidiary and the fair value of the consideration paid or received is recognised directly in equity and attributed to the owners of the Company.

When the Group loses control over a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. Amounts previously recognised in other comprehensive income in relation to the subsidiary are accounted for (i.e. reclassified to profit or loss or transferred directly to accumulated profits) in the same manner as would be required if the relevant assets or liabilities were disposed of. The fair value of any investments retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IFRS 9 Financial Instruments or, when applicable, the cost on initial recognition of an investment in an associate or jointly controlled entity.

2.4    Revenue recognition

The Group is principally in the business of manufacturing and leasing of autonomous mobile robot services and software. Revenue from contracts with its customers is measured based on the consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties. Revenue is recognised when the Group satisfies a performance obligation by transferring a promised good or service to the customer, which is when the customer obtains control of the good or service. A performance obligation may be satisfied at a point in time or over time. The Company’s sales contracts could include single or multiple performance obligations, and these are discussed under each revenue model below. The amount of revenue recognised is the amount allocated to the satisfied performance obligation.

Customers may also purchase an additional year of warranty in conjunction with the initial purchase of products. This extended warranty is accounted for separately as a distinct performance obligation with a separate contract, with revenue recognized over the extended warranty period.

Leasing of robots (Robot as a service, or “RaaS”)

Revenue from leasing of robot (RaaS) is a subscription-based model allowing customers to lease our robots for a fixed monthly fee, which includes maintenance and support services. Such sales contracts usually include single performance obligation, which is to provide our customer with the right to use our robots for the agreed-upon period, as specified in the lease contract. Subscription Renewal is automatic for a certain period of time, but the customer can opt not to renew by giving notice no less than 3 months before the expiration of the Initial Term of the contract. The lease can be terminated at any time either at the Company’s or at the customer’s discretion on a 3 months’ notice. The Company considers renewal option in determining the lease term. Revenue from these subscriptions is recognized over time on a straight-line basis over the lease term, which typically ranges from 1 to 5 years.

OTSAW LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 APRIL 2024

2.      Summary of significant accounting policies (cont.)

In accordance with IFRS 16, our leasing of robots (RaaS) to customers is classified as an operating lease since control of the asset does not transfer to the customer. We retain ownership and responsibility for maintenance, while customers pay a recurring subscription fee. The leased RaaS robots are recorded as non-current assets on our consolidated balance sheet (included in the Property, plant and equipment), net of accumulated depreciation, while lease payments from customers are recognized as income over the lease period. The lease income of US$139,142 for the year ended April 30, 2024 comprises 8 robots leased to Singapore customers contributing to US$81,642 and 2 robots leased to USA customers contributing to US$57,500.

Services and maintenance

Services and maintenance relates to ongoing support, preventive and corrective maintenance, software updates, and training. Such sales contracts usually include single performance obligation, which is to deliver services to the customer. Renewal option is provided to customers and timing of renewal is at customers’ discretion. Customers can opt to purchase a service and maintenance contract tailored to their requirements, offered at a fixed price without variable consideration. Revenue is recognized over time on a straight-line basis over the duration of the service contract, typically lasting an average of 5 years.

Sales of robots and related IT products

This includes the sale of autonomous mobile robots (AMRs) and related IT products, such as software and hardware components, including spare parts and services related to robot setup and commissioning. Such sales contracts may include single or multiple performance obligations. The single performance obligation is to deliver products or services to the customer. In cases whereby a contract includes multiple performance obligations (e.g., hardware sales bundled with a service contract on project basis), the multiple performance obligations include delivering Robots, delivering Batteries, Installation and Commissioning, User Acceptance Testing and Warranty support. We allocate the transaction price to each performance obligation based on its respective standalone selling price in accordance with IFRS 15. This ensures revenue is recognized appropriately when obligations are fulfilled.

Contract assets and liabilities

Contract Assets relates to Unbilled Revenue for which the corresponding maintenance service has been provided and cost has been incurred with revenue recognized but has not yet issued an invoice. These unbilled revenues are included under “Trade and other receivables” on the Consolidated Statements of Financial Position, amounting to $215,851 and $144,051 respectively for the years ended April 30, 2024 and 2023 (See Note 13).

Contract Liabilities related to Deposits Received from customers for which products or services have not been delivered. These customer deposits received are included under “Trade and other payables” on the Consolidated Statements of Financial Position, amounting to $731,708 and $140,648 respectively for the years ended April 30, 2024 and 2023 (See Note 18).

2.5    Borrowing costs

Borrowing costs are recognised in profit or loss in the period in which they are incurred.

2.6    Retirement benefit costs

Payments to defined contribution retirement benefit plans are charged as an expense as they fall due. Payments made to state-managed retirement benefit schemes, such as the Singapore Central Provident Fund, are dealt with as payments to defined contribution plans where the Group’s obligations under the plans are equivalent to those arising in a defined contribution retirement benefit plan.

OTSAW LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 APRIL 2024

2.      Summary of significant accounting policies (cont.)

2.7    Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the end of the financial year.

2.8    Employee Stock Ownership Plan

The Otsaw Share Option Plan 1 (the “Plan 1”) for key management personnel and employees of the Group was approved by the shareholders on 22 May 2018. As part of the reorganisation of the group, the Otsaw Digital Pte Ltd employee stock ownership plan lapsed during the year. The Group is planning to set up a new plan in the future.

On 22 May 2018 (the “Date of Grant”), the Otsaw Digital Pte Ltd, granted 130,000 share options under the Plan 1 to its employees, an aggregate number of 60,000 share options has been granted to its employees subsequently on the grant date, 1 October 2019 and 1 July 2020 respectively. As of the financial year end, 0 Option Shares (unvested and unissued) remain outstanding.

On 29 December 2020, the Group has adopted the Share Options Plan 2 (the “Plan 2”), the Company has granted 20,000 share options under the Plan 2 to its employees. All options lapsed during the year.

Date of grant	Balance as at 1 May 2023	Granted	Exercised	Lapsed or expired	Balance as at 30 April 2024	Exercise price per share (S$)
22 May 2018	130,000	—	—	(130,000)	—	0.001
1 October 2019	20,000	—	—	(20,000)	—	0.001
1 July 2020	40,000	—	—	(40,000)	—	0.001
29 December 2020	20,000	—	—	(20,000)	—	25% FV*

____________

*        25% of the fair market value per share for a period of 3 months from the vesting date

2.9    Income tax

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current income tax for current and prior periods is recognised at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognised for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction.

A deferred income tax liability is recognised on temporary differences arising on investments in subsidiaries, except where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred income tax asset is recognised to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilised.

OTSAW LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 APRIL 2024

2.      Summary of significant accounting policies (cont.)

The carrying amount of deferred tax assets is reviewed at the end of each financial year and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised based on the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the financial year and based on the tax consequence that will follow from the manner in which the Group expects, at the end of the financial year, to recover or settle the carrying amounts of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered

Current and deferred tax are recognised as an expense or income in profit or loss, except when they relate to items credited or debited directly to equity, in which case the tax is also recognised directly in equity, or where they arise from the initial accounting for a business combination. In the case of a business combination, the tax effect is taken into account in calculating goodwill or determining the excess of the acquirer’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over cost.

2.10  Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses. The cost of property, plant and equipment includes its purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Dismantlement, removal or restoration costs are included as part of the cost of property, plant and equipment if the obligation for dismantlement, removal or restoration is incurred as a consequence of acquiring or using the property, plant and equipment.

Subsequent expenditure relating to property, plant and equipment is added to the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the entity and the cost of the item can be measured reliably. All other repair and maintenance expenses are recognised in profit or loss when incurred.

Depreciation is charged so as to write off the cost of assets over their estimated useful lives, using the straight-line method, on the following bases:

Useful lives
Furniture and fittings	3 years
Office equipment	3 years
Testing equipment and tools	3 years
Robotic software	3 years
Robotic hardware	3 years
Premises	6 years

For right-of-use assets for which ownership of the underlying asset is not transferred to the Group by the end of the lease term, depreciation is charged over the lease term, using the straight-line method. The lease periods are disclosed in Note 19.

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

The estimated useful lives, residual values and depreciation methods are reviewed, and adjusted as appropriate, at the end of each financial year.

OTSAW LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 APRIL 2024

2.      Summary of significant accounting policies (cont.)

The gain or loss, being the difference between the sales proceeds and the carrying amount of the asset, arising on disposal or retirement of an item of property, plant and equipment is recognised in profit or loss.

Fully depreciated property, plant and equipment are retained in the Consolidated financial statements until they are no longer in use.

2.11  Intangible assets

Internally generated intangible assets

Expenditure from the research phase of an internal project to create an intangible asset is expensed in profit or loss when it is incurred. Where the research phase cannot be distinguished from the development phase of an internal project, the Group treats the expenditure on that project as if it were incurred in the research phase only.

An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognised, if, and only if, all the following have been demonstrated:

•        the technical feasibility of completing the intangible asset so that it will be available for use or sale;

•        the intention to complete the intangible asset and use or sell it;

•        the ability to use or sell the intangible asset;

•        how the intangible asset will generate probable future economic benefits;

•        the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible assets; and

•        the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognised for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognised, development expenditure is charged to profit or loss in the period in which it is incurred.

Subsequent to initial recognition, internally-generated intangible assets are reported at cost less accumulated amortisation and accumulated impairment losses, on the same basis as intangible assets acquired separately.

The amortisation charge is recognised in profit or loss and is assessed for impairment when there is an indication that the intangible asset may be impaired. The estimated amortisation period and amortisation methods are reviewed, and adjusted as appropriate, at the end of each financial year.

2.12  Impairment of non-financial assets

The Group reviews the carrying amounts of its non-financial assets as at each reporting date to assess for any indication of impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Irrespective of whether there is any indication of impairment, the Group also tests its intangible assets with indefinite useful lives and intangible assets not yet available for use for impairment annually by comparing their respective carrying amounts with their corresponding recoverable amounts.

OTSAW LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 APRIL 2024

2.      Summary of significant accounting policies (cont.)

The recoverable amount of an asset or cash-generating unit is the higher of its fair value less costs to sell and its value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss for the amount by which the asset’s carrying amount exceeds the recoverable amount is recognised immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

The Group recognises a financial asset or a financial liability in its statement of financial position when the Group becomes party to the contractual provisions of the instrument.

2.13  Financial instruments

Financial assets

Initial recognition and measurement

With the exception of trade receivables that do not contain a significant financing component or for which the Group applies a practical expedient, all financial assets are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value. Such trade receivables that do not contain a significant financing component or for which the Group applies a practical expedient are measured at transaction price as defined in IFRS 15 Revenue from Contracts with Customers in Note 2.4.

The classification of the financial assets at initial recognition as subsequently measured at amortised cost, fair value through other comprehensive income (“FVTOCI”) and fair value through profit or loss (“FVTPL”) depends on the Group’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset.

The Group’s business model refers to how the Group manages its financial assets in order to generate cash flows which determines whether cash flows will result from collecting contractual cash flows, selling financial assets or both.

Initial recognition and measurement (Continued)

The Group determines whether the asset’s contractual cash flows are solely payments of principal and interest (“SPPI”) on the principal amount outstanding to determine the classification of the financial assets.

Financial assets at amortised cost

A financial asset is subsequently measured at amortised cost if the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Financial assets at amortised cost include Trade and other receivables, cash and cash equivalents and unquoted corporate bonds.

OTSAW LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 APRIL 2024

2.      Summary of significant accounting policies (cont.)

Subsequent to initial recognition, the financial assets at amortised cost are measured using the effective interest method and is subject to impairment. Gains or losses are recognised in profit or loss when the asset is derecognised, modified or impaired.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial instrument and allocating the interest income or expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial instrument, or where appropriate, a shorter period, to the net carrying amount of the financial instrument. Income and expense are recognised on an effective interest basis for debt instruments other than those financial instruments at fair value through profit or loss.

Impairment of financial assets

The Group recognises a loss allowance for expected credit losses (“ECL”) on financial assets measured at amortised cost. At each reporting date, the Group assesses whether the credit risk on a financial asset has increased significantly since initial recognition by assessing the change in the risk of a default occurring over the expected life of the financial instrument. Where the financial asset is determined to have low credit risk at the reporting date, the Group assumes that the credit risk on a financial asset has not increased significantly since initial recognition.

The Group uses reasonable and supportable forward-looking information that is available without undue cost or effort as well as past due information when determining whether credit risk has increased significantly since initial recognition.

Where the credit risk on that financial instrument has increased significantly since initial recognition, the Group measures the loss allowance for a financial instrument at an amount equal to the lifetime ECL. Where the credit risk on that financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to 12-month ECL.

The Group applies the simplified approach to recognise the ECL for trade receivables and contract assets, which is to measure the loss allowance at an amount equal to lifetime ECL. As a practical expedient, the Group uses an allowance matrix derived based on historical credit loss experience adjusted for current conditions and forecasts of future economic conditions for measuring ECL.

While they are not financial assets, contract assets arising from the Group’s contracts with customers under IFRS 15 are assessed for impairment in accordance with IFRS 9, similar to that of trade receivables.

The amount of ECL or reversal thereof that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognised is recognised in profit or loss.

The Group directly reduces the gross carrying amount of a financial asset when the entity has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof.

For details on the Group’s accounting policy for its impairment of financial assets, refer to Note 22.

Derecognition of financial assets

The Group derecognises a financial asset only when the contractual rights to the cash flows from the financial asset expire, or it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset and continues to control the transferred asset, the Group recognises its retained interest in the asset and an

OTSAW LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 APRIL 2024

2.      Summary of significant accounting policies (cont.)

associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognise the financial asset and also recognises a collateralised borrowing for the proceeds receivables.

Financial liabilities and equity instruments

Classification as debt or equity

Financial liabilities and equity instruments issued by Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. Equity instruments are recorded at the proceeds received, net of direct issue costs.

Ordinary share capital

Ordinary share capital is classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognised as a deduction from equity.

Financial liabilities

Initial recognition and measurement

All financial liabilities are initially measured at fair value, minus transaction costs, except for those financial liabilities classified as at fair value through profit or loss, which are initially measured at fair value.

Financial liabilities are classified as either financial liabilities at fair value through profit or loss or other financial liabilities.

Financial liabilities are classified as at fair value through profit or loss if the financial liability is either held for trading or it is designated as such upon initial recognition. Financial liabilities classified as at fair value through profit or loss comprise derivatives that are not designated or do not qualify for hedge accounting.

Other financial liabilities

Trade and other payables

Trade and other payables are initially measured at fair value, net of transaction costs, and are subsequently measured at amortised cost, where applicable, using the effective interest method, with interest expense recognised on an effective yield basis in finance costs. A gain or loss is recognised in profit or loss when the liability is derecognised and through the amortisation process.

Derecognition of financial liabilities

The Group derecognises financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire.

OTSAW LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 APRIL 2024

2.      Summary of significant accounting policies (cont.)

2.14  Inventories

Inventories are stated at the lower of cost and net realisable value. Costs comprise direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the weighted average method. Net realisable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

2.15  Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits, bank overdrafts and other short-term highly liquid investments which are readily convertible to known amounts of cash and are subject to insignificant risk of changes in value.

2.16  Leases

At inception of a contract, the Group assessed whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Where a contract contains more than one lease component, the Group allocates the consideration in the contract to each lease component on the basis of the relative standalone price of the lease component. Where the contract contains non-lease components, the Group applied the practical expedient to not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

The Group recognises a right-of-use asset and lease liability at the lease commencement date for all lease arrangement for which the Group is the lessee, except for leases which have lease term of 12 months or less and leases of low value assets for which the Group applied the recognition exemption allowed under IFRS 16 Leases. For these leases, the Group recognises the lease payment as an operating expense on a straight-line basis over the term of the lease.

The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, less any lease incentives received, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term. When the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property, plant and equipment. The right-of-use asset is also reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability, where applicable.

Right-of-use assets are presented within “property, plant and equipment”.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the lessee’s incremental borrowing rate.

The Group generally uses the incremental borrowing rate as the discount rate. To determine the incremental borrowing rate, the Group obtains a reference rate and makes certain adjustments to reflect the terms of the lease and the asset leased.

OTSAW LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 APRIL 2024

2.      Summary of significant accounting policies (cont.)

The lease payments included in the measurement of the lease liability comprise the following:

•        fixed payments, including in-substance fixed payments less any lease incentive receivable,

•        variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date,

•        amounts expected to be payable under a residual value guarantee,

•        the exercise price under a purchase option that the Group is reasonably certain to exercise, and

•        payments of penalties for terminating the lease if the Group is reasonably certain to terminate early and lease payments for an optional renewal period if the Group is reasonably certain to exercise an extension option.

The lease liability is measured at amortised cost using the effective interest method. The Group remeasures the lease liability when there is a change in the lease term due to a change in assessment of whether it will exercise a termination or extension or purchase option or due to a change in future lease payment resulting from a change in an index or a rate used to determine those payment.

Where there is a remeasurement of the lease liability, a corresponding adjustment is made to the right-of-use asset or in profit or loss where there is a further reduction in the measurement of the lease liability and the carrying amount of the right-of-use asset has been reduced to zero.

2.17  Government grants

Government grants are recognised when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. Where the grant relates to an expense, the grant is recognised as income in profit or loss on a systematic basis over the periods in which the related costs, for which the grants are intended to compensate, is expensed. Where the grant relates to an asset, the grant is recognised as deferred capital grant on the statement of financial position and is amortised to profit or loss over the expected useful life of the relevant asset by equal annual instalment.

Non-monetary government grant is recognised at nominal amount.

2.18  Foreign currency transactions and translation

The Company’s reporting currency is the U.S. dollar. The functional currencies of the Otsaw Group and its subsidiaries are their local currencies (Singapore dollar, U.S. dollar, Euro). The Company engages in foreign currency denominated transactions with customers and suppliers, as well as between subsidiaries with different functional currencies. Gains and losses resulting from transactions denominated in non-functional currencies are recognized in earnings.

At the end of the reporting period, assets and liabilities are translated into U.S. dollars using the exchange rate at the balance sheet date and revenue and expense accounts are translated at a weighted average exchange rate for the period or for the year then ended. Resulting translation adjustments are made directly to accumulated other comprehensive income.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period, or in previous consolidated financial statements, are recognized in profit or loss in the period in which they arise.

When a gain or loss on a non-monetary item is recognized to other comprehensive income and accumulated in equity, any exchange component of that gain or loss is recognized to other comprehensive income and accumulated in equity. When a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain

OTSAW LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 APRIL 2024

2.      Summary of significant accounting policies (cont.)

or loss is recognized in profit or loss. Cash flows arising from transactions in a foreign currency are recorded in U.S. dollars by applying to the foreign currency amount the exchange rate between the U.S. dollar and the foreign currency at the date of the cash flow.

2.19  Dividends

Equity dividends are recognised as a liability when they become legally payable. Interim dividends are recorded in the financial year in which they are declared payable. Final dividends are recorded in the financial year in which dividends are approved by shareholders. A corresponding amount is recognised in equity.

2.20  Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker responsible for allocating resources and assessing performance of the operating segments.

3.      Critical accounting judgements and key sources of estimation uncertainty

The Group made judgements, estimates and assumptions about the carrying amounts of assets and liabilities that were not readily apparent from other sources in the application of the Group’s accounting policies. Estimates and judgements are continually evaluated and are based on historical experience and other factors that are considered to be reasonable under the circumstances. Actual results may differ from the estimates.

3.1    Critical judgements made in applying the Group’s accounting policies

Management is of the opinion that there are no critical judgements (other than those involving estimates) that have a significant effect on the amounts recognised in the financial statements.

3.2    Key sources of estimation uncertainty

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Impairment of intangible assets

Intangible assets with finite useful lives are amortised on a straight-line basis over their estimated useful lives. The Management estimates the useful lives of intangible assets to be 2~10 years. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortisation period or method, as appropriate, and are treated as changes in accounting estimates. The Company also tests its intangible assets not yet available for use for impairment annually by comparing their respective carrying amounts with their corresponding recoverable amounts. The carrying amount of the Group’s and Company’s intangible assets as at April 30, 2024 was USD 3,326,859 (2023: USD 4,028,429, refer to Note 11).

4.      Revenue

Revenue consists of the following:

	2024	2023
	USD	USD
Revenue from contracts with customer
Service and maintenance	4,195,079	3,964,964
Sales of robots	954,108	902,492
Robotics as a service (RaaS)	139,142	243,684
	5,288,329	5,111,140

OTSAW LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 APRIL 2024

4.      Revenue (cont.)

	2024	2023
	USD	USD
Primary geographical markets
Asia Pacific	2,954,960	2,850,835
Europe	1,954,769	2,245,805
USA	378,600	14,500
	5,288,329	5,111,140
	2024	2023
	USD	USD
Timing of revenue recognition
Product and services transferred at a point in time	954,108	976,932
Leasing of robots and services transferred over-time	4,334,221	4,134,208
	5,288,329	5,111,140

5.      Other income

	2024	2023
	USD	USD
Government grants	142,390	216,034
Swisslog consideration adjustment	259,875	486,468
Miscellaneous (expense)/income	(35,996)	36,821
	366,269	739,323

6.      Finance cost

	2024	2023
	USD	USD
Lease liabilities	44,006	28,503
Borrowings	1,318,561	619,670
Others	47,548	46,596
	1,410,115	694,769

7.      Loss before income tax

This is determined after charging the following:

	2024	2023
	USD	USD
Amortisation of intangible assets (Note 11)	720,406	850,903
Depreciation of property, plant and equipment (Note 10)	661,992	639,259
Employee expense	3,527,052	3,712,579
Property, plant and equipment written off	—	137,142
Bad debt written off	13,571	—
Intangible Asset written off	37,608	—
Inventory Written Off	46,865	—
Loss on disposal of property, plant and equipment	16,178	—

OTSAW LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 APRIL 2024

8.      Income tax expense

	2024	2023
	USD	USD
Current year	—	—
Other – Security transfer tax	71,686	1,656

Reconciliation of effective tax rate is as follows:

	2024	2023
	USD	USD
Loss before income tax	(6,458,189)	(6,707,011)
Tax benefit at income tax rate 17%	(1,097,892)	(1,140,192)
Expenses not deductible for tax purposes	566,355	267,569
Income not subjected to tax	(155,997)	—
Deferred tax assets not recognised	813,423	891,777
Difference in tax rates applicable to subsidiary	(125,889)	(19,154)
Security transfer tax	71,686	1,656
	71,686	1,656

The Company’s main operating subsidiaries are incorporated in Singapore and accordingly are subject to an income tax rate of 17% (2023: 17%).

As at the reporting date, the Group has unutilised tax losses of USD 15,369,613 (2023: USD 10,584,770), available for offset against future profits. No deferred tax asset has been recognised due to the uncertainty in the availability of future taxable profit.

9.      Earnings per share

(i)     Basic and dilutive earnings per share

Basic earnings per share are calculated by dividing the net profit attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the financial year.

For the purpose of calculating diluted earnings per share, profit attributable to equity holders of the Company and the weighted average number of ordinary shares outstanding are adjusted for the effects of all dilutive potential ordinary shares. There are no potentially dilutive outstanding securities for the years ended April 30, 2024 and 2023.

	2024	2023
	USD	USD
Net loss attributable to equity holders of the Company	(6,295,133)	(5,898,182)
Weighted average number of ordinary shares outstanding for basic and diluted earnings per share	91,384,656	10,000
Basic and diluted earnings/(loss) per share (USD per share)	(0.07)	(589.82)

OTSAW LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 APRIL 2024

10.    Property, plant and equipment

USD	Right-of use-asset		Owned assets
Group	Premises	Office equipment	Furniture and fittings	Office equipment	Testing equipment and tools	Robotic software	Robotic hardware	Renovations	Research and development	Total
Cost At 1 May 2022	916,146	2,166	102,693	283,769	20,586	152,835	825,957	256,517	—	2,560,669
Additions	304,937	3,964	15,209	101,807	—	—	169,083	11,307	—	606,307
Disposal	(226,483)	—	—	—	—	—	(23,137)	—	—	(249,620)
Written off	—	—	—	—	—	—	(249,754)	—	—	(249,754)
Reclassification	—	—	—	—	—	—	179,037	—	—	179,037
Exchange difference	31,301	193	4,334	14,792	3,516	5,820	27,094	10,083	—	97,133
At 30 April 2023	1,025,901	6,323	122,236	400,368	24,102	158,655	928,280	277,907	—	2,943,772
Additions	183,245	—	8,977	19,177	—	—	43,551	4,724	294,797	554,471
Disposal	(319,430)	—	(1,163)	(39,603)	—	—	(40,959)	(80,378)	—	(481,533)
Reclassification[1]	—	—	—	—	—	—	(197,751)	—	—	(197,751)
Exchange difference	(29,485)	(126)	(2,420)	(10,149)	(482)	(3,170)	(22,494)	(3,947)	(3,790)	(76,063)
At 30 April 2024	860,231	6,197	127,630	369,793	23,620	155,485	710,627	198,306	291,007	2,742,896

Accumulated depreciation
At 1 May 2022	175,251	1,925	22,667	72,937	6,148	149,170	357,752	14,561	—	800,411
Depreciation	281,739	1,565	33,093	107,640	6,163	2,365	116,132	90,562	—	639,259
Disposal	(164,950)	—	—	—	—	—	(10,423)	—	—	(175,373)
Written off	—	—	—	—	—	—	(112,612)	—	—	(112,612)
Reclassification	—	—	—	—	—	—	124,169	—	—	124,169
Exchange difference	7,289	117	1,784	5,887	404	5,746	51,238	3,074	—	75,539
At 30 April 2023	299,329	3,607	57,544	186,464	12,715	157,281	526,256	108,197	—	1,351,393
Depreciation	304,664	1,348	34,918	107,575	6,227	1,364	122,703	83,193	—	661,992
Disposal	(213,446)	—	(778)	(25,041)	—	—	(14,792)	(54,568)	—	(308,625)
Reclassification[1]	—	—	—	—	—	—	(78,089)	—	—	(78,089)
Exchange difference	(6,560)	(89)	(1,558)	(5,125)	(334)	(3,160)	(81,851)	(2,247)	—	(100,924)
At 30 April 2024	383,987	4,866	90,126	263,873	18,608	155,485	474,227	134,575	—	1,525,747

Carrying amount
At 30 April 2024	476,244	1,331	37,504	105,920	5,012	—	236,400	63,731	291,007	1,217,149
At 30 April 2023	726,572	2,716	64,692	213,904	11,387	1,374	402,024	169,710	—	1,592,379

____________

1        Reclass to inventory

11.    Intangible assets

Acquired Intangible Assets were as of follows:

	Favourable rights	Contract backlogs	Customer relationships	Intellectual properties	Total
	USD	USD	USD	USD	USD
Cost
At 1 May 2022	370,451	374,896	3,220,681	947,429	4,913,457
Exchange difference	14,107	14,276	122,647	36,079	187,109
At 30 April 2023	384,558	389,172	3,343,328	983,508	5,100,566
Additions	—	—	—	—	—
Exchange difference	(7,684)	(7,777)	(66,808)	(19,653)	(101,922)
At 30 April 2024 (Note 16)	376,874	381,395	3,276,520	963,855	4,998,644

OTSAW LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 APRIL 2024

11.    Intangible assets (cont.)

	Favourable rights	Contract backlogs	Customer relationships	Intellectual properties	Total
	USD	USD	USD	USD	USD
Accumulated amortisation
At 1 May 2022	51,451	78,103	134,195	56,395	320,144
Amortisation	124,717	189,320	325,284	136,699	776,020
Exchange difference	5,429	8,241	14,159	5,948	33,777
At 30 April 2023	181,597	275,664	473,638	199,042	1,129,941
Amortisation	127,263	112,692	331,927	139,490	711,372
Exchange difference	(5,267)	(6,961)	(13,739)	(5,774)	(31,741)
At 30 April 2024	303,593	381,395	791,826	332,758	1,809,572

Carrying amount
At 30 April 2024	73,281	—	2,484,694	631,097	3,189,072
At 30 April 2023	202,961	113,508	2,869,690	784,466	3,970,625

The Group’s acquired intangible assets are from Swisslog assets acquisition (note 16).

Internally developed intangible assets were as of follows:

	Development Cost	Computer Software/Licence	Total
	USD	USD	USD
Cost
At 1 May 2022	1,903,942	23,830	1,927,772
Additions	27,656	—	27,656
Reclass to Property, Plant and Equipment	(179,037)	—	(179,037)
Exchange difference	73,272	908	74,180
At 30 April 2023	1,825,833	24,738	1,850,571
Additions	1,825	127,091	128,916
Write off	(37,608)	—	(37,608)
Exchange difference	(23,975)	(2,128)	(26,103)
At 30 April 2024	1,766,075	149,701	1,915,776

Accumulated amortisation and impairment
At 1 May 2022	1,738,639	23,830	1,762,469
Amortisation	74,883	—	74,883
Reclass to Property, Plant and Equipment	(124,169)	—	(124,169)
Exchange difference	78,676	908	79,584
At 30 April 2023	1,768,029	24,738	1,792,767
Amortisation	9,034	—	9,034
Exchange difference	(23,318)	(494)	(23,812)
At 30 April 2024	1,753,745	24,244	1,777,989

Carrying amount
At 30 April 2024	12,330	125,457	137,787
At 30 April 2023	57,804	—	57,804

OTSAW LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 APRIL 2024

11.    Intangible assets (cont.)

The Group’s internally developed intangible assets mainly pertain to development costs of new robots and the related software.

Carrying amount	Internally developed	Acquired	Total
	USD	USD	USD
At 30 April 2024	137,787	3,189,072	3,326,859
At 30 April 2023	57,804	3,970,625	4,028,429

12.    Inventories

Inventories at 30 April consist of the following:

	2024	2023
	USD	USD
Components	422,254	612,733
Finished goods	762,902	882,733
Provision for Inventory obsolescence – Components	(216,601)	—
– Finished goods	(762,785)	(837,962)
	205,770	657,504

13.    Trade and other receivables

	2024	2023
	USD	USD
Trade receivables:
– Third parties	386,572	946,422
– Related parties	280,675	213,932
Contract assets (Unbilled revenue)	215,851	144,051
	883,098	1,304,405

Other receivables	46,428	56,603
Prepayments	340,655	63,481
Deposits	132,561	123,183
	519,644	243,267

Total trade and other receivables	1,402,742	1,547,672
Less: non-current portion	(74,746)	(92,943)
Current portion	1,327,996	1,454,729

Trade receivables are non-interest bearing and are generally on 30 days (2023: 30 days) terms. They are recognised at their original invoice amounts which represent their fair values on initial recognition. Trade receivables are denominated in Singapore dollar, Euro and United State dollar.

Other receivables are unsecured, interest-free, and not expected to be repaid within the next twelve months.

OTSAW LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 APRIL 2024

14.    Cash and cash equivalents

	2024	2023
	USD	USD
Cash at banks	30,331	30,677
Cash on hand	—	463
Fixed deposits	—	3,842
	30,331	34,982

Cash and cash equivalents are denominated in the following currencies:

	2024	2023
	USD	USD
Singapore dollar	28,610	15,945
United States dollar	916	16,240
Euro	805	2,797
	30,331	34,982

15.    Share capital

	Number of Shares		USD
	2024	2023	2024	2023
Class A Ordinary shares	98,623,140	10,000	25,995,069	1

The company has authorized 499,999,999 Class A Ordinary Shares of par value US$0.0001 per share and 1 Class B Ordinary Share of par value US$0.0001.

The holders of the Class A Ordinary Shares are entitled to receive dividends as declared from time to time.

In May 2023, the Company did a share split, the sole issued and outstanding ordinary share in the Company of par value US$1.00 was subdivided into 10,000 ordinary shares of par value US$0.0001 per share; and the Company redesignation the sole and outstanding ordinary share in the Company to 10,000 ordinary shares of par value US$0.0001 per share following the Share Split (the Initial Shares) be re-designated as 10,000 Class A Ordinary Shares (the redesignation); and

Authorised share capital of the Company was increased from US$1.00, divided into 10,000 Class A Ordinary Shares of par value US$0.0001 per share, to US$50,000, divided into 499,999,999 Class A Ordinary Shares of par value US$0.0001 per share and 1 Class B Ordinary Share of par value US$0.0001 by the creation of:

(1)    499,989,999 new Class A Ordinary Shares of par value US$0.0001 per share, each having the rights set forth in the Amended and Restated M&A and ranking pari passu for all purposes and identical in all respects with the existing Class A Ordinary Shares of par value US$0.0001 per share in the capital of the Company; and

(2)    1 new Class B Ordinary Share of par value US$0.0001 per share, having the rights set forth in the Amended and Restated M&A.

In May 2023, the Company issued 94,240,000 Class A Ordinary Shares to the shareholders of Otsaw Digital Pte Ltd as part of the group restructuring. After this restructuring, Otsaw Digital was 100% owned by the Company.

In January 2024, the Company issued 4,373,140 Class A ordinary shares as part of a USD8,746,280 loan to share capital conversion (note 20).

The holders of the Class A Ordinary Shares and the Class B Ordinary Share rank pari passu with one another and have the same rights, preferences, privileges and restrictions, except holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. At a general meeting, each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject

OTSAW LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 APRIL 2024

15.    Share capital (cont.)

to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to that number of votes equal to sixty (60) percent of the total number of Class A Ordinary Shares and Class B Ordinary Shares outstanding as at the record date for determining those Shareholders that are entitled to vote at the general meetings of the Company.

16.    Otsaw-Swisslog Healthcare Joint Venture

In November 2021, Otsaw Technology Solutions Pte. Ltd. (“Otsaw Technology”) and Swisslog Healthcare Holding AG (“Swisslog Healthcare”) entered into a series of agreements to establish the Otsaw-Swisslog JV. Swisslog Healthcare, headquartered in Switzerland, is a leading global provider of hospital automated intralogistics solutions. Swisslog Healthcare is a highly regarded provider of AGV solutions, in the business of developing, manufacturing and selling AGVs as well as providing maintenance services under service contracts. Swisslog carries out its AGV business in several countries and their customers are mainly hospitals and contractors engaged by hospitals.

Since the establishment of the Otsaw-Swisslog JV, Otsaw has been responsible for developing the next-generation of TransCar solutions worldwide. Otsaw has taken over further development of the TransCar’s navigation technology to upgrade the existing TransCar platform with our autonomous navigation competencies and core software technologies. The next-generation Transcar 5.0 is designed as a seamless drop-in replacement for the previous TransCar, originally developed and deployed by Swisslog Healthcare. This allows Otsaw to deploy our AMR into hospitals without requiring any infrastructure changes, ensuring a low entry barrier for adoption.

We believe we have been able to leverage Swisslog Healthcare’s product development expertise and existing sales/service footprint through the Otsaw-Swisslog JV. The Otsaw-Swisslog JV accelerated Otsaw’s penetration into the global healthcare market while minimizing execution risk and optimizing capital allocation. Through the joint venture, Otsaw has benefitted from Swisslog Healthcare’s longstanding relationships and goodwill with many of our target customers in healthcare globally, providing Otsaw with an immediate customer base, market access and entry channels to the healthcare market in Europe and APAC. This has enabled us to cross sell our AMR platforms (the O-R3 and Camello+) and UV-C LED disinfection solutions (TReX, AirGuard, and O-RX), in synergy with the TransCar system, utilizing Swisslog Healthcare’s global marketing channels. Ultimately, we expect the Otsaw-Swisslog JV to continue delivering efficient, cost-effective and reliable AI-enabled facilities management solutions for hospitals and the healthcare industry, covering hospital intralogistics, security, housekeeping and disinfection.

Key Arrangement of the Otsaw-Swisslog JV

The Otsaw-Swisslog JV was owned 40% by Swisslog Healthcare and 60% by Otsaw Technology Solutions Pte Ltd. when the JV was set up. The shareholding by Otsaw Technology Solutions Pte Ltd was subsequently increased to 73.33% on January 12, 2023, 86.66% on November 16, 2023, 93.3% on January 11, 2024, and 100% on January 20, 2025. The respective rights of Swisslog Healthcare and Otsaw Technology Solutions Pte Ltd in respect of the Otsaw-Swisslog JV are set forth in the: 1) shareholders agreement dated November 30, 2021 (as amended on November 30, 2023) entered into between (i) Otsaw Technology Solutions Pte Ltd; (ii) Swisslog Healthcare; and (iii) Otsaw-Swisslog JV (the “Shareholders Agreement”); 2) the master asset sale agreement dated November 16, 2021 entered into between (i) Swisslog Healthcare; (ii) Otsaw Technology Solutions Pte Ltd; and (iii) Otsaw Digital Pte. Ltd (the “Master Asset Sale Agreement”) and 3) the umbrella agreement dated November 30, 2024 entered into between (i) Otsaw Limited, (ii) Otsaw Digital Pte. Ltd., (iii) Otsaw Technology Solutions Pte. Ltd., (iv) Swisslog Healthcare Holding AG and (v) Otsaw Swisslog Healthcare Robotics Pte. Ltd. Those agreements:

•        Allow the Otsaw-Swisslog JV to identify the specific assets to be acquired from Swisslog Healthcare;

•        Mandate the Otsaw-Swisslog JV to continue to develop and market the TransCar system;

•        Govern the management mechanisms of the Otsaw-Swisslog JV;

OTSAW LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 APRIL 2024

16.    Otsaw-Swisslog Healthcare Joint Venture (cont.)

•        Grant the Otsaw Swisslog JV the royalty free right to use the Swisslog Healthcare brand name; and

•        Include put and call options regarding the membership interests in the Otsaw-Swisslog JV, as well as other customary provisions related to transfers of such interests.

Asset Transfer and Acquisition

Under the Master Asset Sale Agreement, Otsaw-Swisslog JV has acquired: 1) the existing customer services and maintenance contracts of the TransCar systems installed in Singapore, Germany, Italy, Netherlands, Norway and Switzerland; and 2) advance payments, claims, books and records in relation to the TransCar systems in Singapore, Germany, Italy, Netherlands, Norway and Switzerland. As consideration, Swisslog Healthcare received S$1.5 million in cash, 36,613 ordinary shares in Otsaw Technology Solutions Pte Ltd. and a 40% ownership in the Otsaw-Swisslog JV. Upon completion of the group reorganization on May 25, 2023, Swisslog Healthcare became a minority shareholder in Otsaw Limited.

IP and Technology Transfer

Under the Master Asset Sale Agreement, the Otsaw-Swisslog JV and Otsaw were given the right to acquire and have acquired the intellectual property rights relating to the TransCar systems and the process know-how relating to their manufacturing and maintenance. This includes: (i) knowledge transfer of the codebase/code documentation, (ii) operation training, and (iii) documents relating to the manufacture, operation, and enhancement of the TransCar system. Furthermore, Swisslog Healthcare is obligated to assist in the transfer of know-how in relation to the design, function and maintenance of the TransCar system to the Otsaw-Swisslog JV and Otsaw.

Service and Maintenance

Mandated by the Shareholders Agreement, and pursuant to the Master Asset Sale Agreement, the Otsaw-Swisslog JV entered into service agreements on December 1, 2021 with (i) Swisslog Healthcare GmbH; and (ii) Swisslog Healthcare Asia Pacific Pte. Ltd. respectively, for a term of 1 year with the option to renew these service agreements for up to two successive periods of 1 year each (subject to 3 or 6 months prior written notice, as applicable). These agreements have since been terminated on 31 December 2022 and the existing customer services and maintenance contracts acquired by the Otsaw-Swisslog JV under the Master Asset Sale Agreement have been novated to the Otsaw-Swisslog JV. However, we have not novated the contracts with our customers in Italy, which mainly comprises Italian hospitals. We have instead appointed Swisslog Healthcare ltaly S.P.A. SU as our agent, given the stringent local qualifications and experience required for a company to serve Italian hospitals. The Otsaw-Swisslog JV is therefore responsible for fulfilling the obligations under the existing customer services and maintenance contracts except in Italy, where Swisslog Healthcare Italy S.P.A. SU handles these responsibilities.

Royalty

For as long as Swisslog Healthcare is a shareholder, the Otsaw-Swisslog JV will have the right to use the Swisslog Healthcare brand name royalty free. As at January 20, 2025, following the exercise of options relating to the Swisslog asset acquisition, Otsaw Swisslog Healthcare Robotics Pte. Ltd. is 100% owned by Otsaw Technology Solutions Pte. Ltd. The Otsaw-Swisslog JV no longer uses the Swisslog Healthcare brand name, and there are therefore no royalties payable.

Put and Call Options

Under the Shareholders Agreement, Otsaw grants Swisslog Healthcare the put option and Swisslog grants Otsaw the call option to acquire Swisslog Healthcare’s 40% interest in the Otsaw-Swisslog JV, in three tranches comprising of 1,333 shares per tranche exercisable on the 1st, 2nd and 3rd anniversary from November 30, 2022, at a strike price of SGD 800,000 per tranche. The put option gives Swisslog Healthcare the right to require Otsaw to purchase Swisslog

OTSAW LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 APRIL 2024

16.    Otsaw-Swisslog Healthcare Joint Venture (cont.)

Healthcare’s 40% interest in the Otsaw-Swisslog JV pursuant to the put and call arrangement. The call option gives Otsaw the right to purchase Swisslog Healthcare’s interest in the Otsaw-Swisslog JV pursuant to the put and call arrangement. As at January 20, 2025, following the exercise of options relating to the Swisslog asset acquisition, Otsaw Swisslog Healthcare Robotics Pte. Ltd. is 100% owned by Otsaw Technology Solutions Pte. Ltd., which is headquartered and incorporated in Singapore.

Accounting of the Acquisition of Assets

In November 2021, as a result of the above Otsaw-Swisslog JV arrangement, Otsaw Technology Solutions Pte Ltd recorded Intangible Assets that were acquired from Swisslog Healthcare. Total purchase consideration was USD 5,031,632. It consists of cash USD 1,077,281 (S$1.5 million), 36,613 ordinary share of Otsaw Technology Solutions Pte Ltd USD 2,238,590, ordinary share of Otsaw Swisslog Healthcare Robotics Pte Ltd USD 2,889 and deferred consideration USD1,594,699 (a 40% ownership).

In January 2023, a deferred consideration payment of USD 97,002 and a consideration adjustment of USD486,468 were made due to revenue targets not met, resulting in recognising other income of the said amount.

In January 2024, a deferred consideration payment of USD 335,648 and a consideration adjustment of USD 259,875 were made due to revenue targets not met, resulting in recognising other income of the said amount.

The carrying amount of the acquired intangible assets as at April 30, 2024 was USD 3,189,072 (2023: USD 3,970,625).

	2024	2023
	USD	USD
Favourable rights	73,281	202,961
Contract backlogs	—	113,508
Customer relationships	2,484,694	2,869,690
Intellectual property	631,097	784,466
Total (Note 11)	3,189,072	3,970,625

17.    Other reserves

Currency translation reserve

The currency translation reserve comprises foreign exchange differences arising from the translation of the financial statements of foreign operations whose functional currencies are different from the presentation currency of the Group.

Capital reserve

The capital reserve comprises Issuance of ordinary shares by a subsidiary, and contributed surplus and the repurchase of shares in subsidiary from minority interest shareholders.

OTSAW LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 APRIL 2024

18.    Trade and other payables

	2024	2023
	USD	USD
Trade payables – Third Parties	884,321	797,864
– Related Parties(1)	354,939	419,468
Other payables – Third Parties	285,626	204,063
– Related Parties(2)	560,339	1,308,032
Amount due to a director	400,000	400,000
Amounts due to related parties	499	509
Contract liabilities (Deposits received)	731,708	140,648
Accruals	1,363,658	495,234
Provision for unutilised leave	52,750	58,487
Total trade and other payables	4,633,840	3,824,305
Less: non-current portion	—	(523,873)
Current portion	4,633,840	3,300,432

____________

(1)      Purchases from the related parties Activ Technology Pte Ltd, Swisslog Healthcare AG Branch Germany, Swisslog Healthcare AG Branch Netherlands and Swisslog Healthcare GmbH.

(2)      Deferred consideration with Swisslog Healthcare Holding AG for the acquisition of Swisslog assets acquisition.

Amounts due to related parties, and director are interest free, unsecured, repayable upon demand, and to be settled in cash.

Related parties are entities with common direct or indirect shareholder and/or director or management. It is related party if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operating decisions.

Trade payables and other payables are denominated in the following currencies:

	2024	2023
	USD	USD
Singapore dollars	2,971,361	1,530,025
United States dollars	742,359	982,946
Euro	920,120	1,311,334
	4,633,840	3,824,305

19.    The Group as a lessee

The Group head office leases office premise in Singapore under a 3-year lease arrangement and office equipment under a 3-year lease agreement. In Germany, the Group leases office premises under a 53-month lease agreement. In US, the Group leases office premises under a 37-month lease agreement. Lease payments are made in advance at the beginning of each month during the term of tenancy.

Extension options

The Group has lease contracts with extension options exercisable up to 3 years before the end of the non-cancellable contract period. These extension options are exercisable by the Group and not by the lessors. The extension options are used by the Group to provide operation flexibility in terms of managing the assets used in the Group’s operation.

OTSAW LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 APRIL 2024

19.    The Group as a lessee (cont.)

Recognition exemptions

The Group has certain office equipment and office premises with lease terms of 12 months or less. For such leases, the Group has elected not to recognise right-of-use assets and lease liabilities.

(a)    Right-of-use assets

The carrying amount of right-of-use assets by class of underlying asset classified within property, plant and equipment are as follows:

	Premises	Office equipment	Total
	USD	USD	USD
Group and Company

At 1 May 2022	740,895	242	741,137
Additions	304,937	3,964	308,901
Disposal	(61,533)	—	(61,533)
Depreciation	(281,739)	(1,565)	(283,304)
Exchange difference	24,012	75	24,087
At 30 April 2023	726,572	2,716	729,288
Additions	183,245	—	183,245
Disposal	(105,984)	—	(105,984)
Depreciation	(304,664)	(1,348)	(306,012)
Exchange difference	(22,925)	(37)	(22,962)
At 30 April 2024	476,244	1,331	477,575

The total cash outflow for leases during the financial year ended April 30, 2024 is USD 308,116 (2023: USD 269,322).

(b)    Lease liabilities

	2024	2023
	USD	USD
Lease liabilities – non-current	255,618	442,536
Lease liabilities – current	254,306	306,652
	509,924	749,188

The Group’s aggregated lease maturities as of April 30,2024 as follow:

Year	Operating leases
USD
2025	275,137
2026	149,590
2027	99,260
2028	20,527
Total minimum lease payments	544,514
Less: Imputed interest	(34,590)
Total lease liability	509,924

OTSAW LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 APRIL 2024

19.    The Group as a lessee (cont.)

(c)     Amounts recognised in profit or loss

	2024	2023
	USD	USD
Interest expense on lease liabilities	44,006	28,503

20.    Loan from related parties

	2024	2023
	USD	USD
Loan from related parties	411,665	9,459,541
Director	6,277,151	1,781,615
	6,688,816	11,241,156

Director loans bears interest at 12% per annum from 1 May 2023, previous to this the interest rate was 6% per annum.

In the prior year, the Company obtained funds from Ararrat Capital Pte. Ltd., a company owned by director. The loan is unsecured, bears interest at 6% per annum and repayable on demand.

During the year, USD8,746,280 related party loans were converted to share capital (Note 15).

21.    Significant related party transactions

A related party is defined as follows:

(a)     A person or a close member of that person’s family is related to the Group and Company if that person:

(i)     Has control or joint control over the Company;

(ii)    Has significant influence over the Company; or

(iii)   Is a member of the key management personnel of the Company or of a parent of the Company.

(b)    An entity is related to the Group and the Company if any of the following conditions applies:

(i)     The entity and the Company are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others);

(ii)    One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a Company of which the other entity is a member);

(iii)   Both entities are joint ventures of the same third party;

(iv)   One entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)    The entity is a post-employment benefit plan for the benefit of employees of either the Company or an entity related to the Company. If the Company is itself such a plan, the sponsoring employers are also related to the Company;

(vi)   The entity is controlled or jointly controlled by a person identified in (a);

(vii)  A person identified in (a) (i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); or

(viii) The entity, or any member of a group of which it is a part, provides key management personnel services to the reporting entity or to the parent of the reporting entity.

OTSAW LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 APRIL 2024

21.    Significant related party transactions (cont.)

The effect of the Group’s and Company’s transactions and arrangements with related parties is reflected in these consolidated financial statements. The balances are unsecured, interest-free and repayable on demand unless otherwise stated. In addition to the transactions and balances disclosed elsewhere in the consolidated financial statements, the Group had the following significant related party transactions and balances during the reporting period:

	Year	Sales to related parties(1)	Purchases from related parties(2)	Amount due from related parties*	Amount due to related parties*
Swisslog	2024	25,882	89,361	279,551	266,755
	2023	102,110	1,094,195	211,920	305,182

Others	2024	782	62,772	1,124	88,683
	2023	1,910	59,596	2,012	114,795
	Year	Interest	Amount due to related parties**	Others
Shareholder	2024	1,188,624	6,471,060	400,000
	2023	340,886	11,053,749	400,000

Others	2024	129,937	217,756	—
	2023	—	187,407	—

Swisslog	2024	47,547	—	1,181,900
	2023	46,596	—	1,308,032

____________

*        The amounts are classified as trade receivables and trade payables, respectively. (Notes 13 & 18).

**      The amounts are total outstanding interest and principal. (Note 20)

(1)      During the year, Otsaw Group sold goods and services to Swisslog Healthcare AG Branch Italy, Swisslog Healthcare AG Branch Netherlands, Swisslog UK, SAS Swisslog France and Activ Technology Group.

(2)      During the year, Otsaw Group purchased goods and services from Activ Technology Pte Ltd, Swisslog Healthcare GmbH, Swisslog Healthcare AG Branch Germany, Swisslog Healthcare AG Branch Netherlands, Meyzer Management Advisory Pte Ltd and SG Networks Pte Ltd.

Swisslog Healthcare AG holds 6.7% shareholding of Otsaw Swisslog Healthcare Robotics Pte Ltd and 0.6% shareholding of Otsaw Limited. Therefore, Swisslog Healthcare AG Branch Italy, Swisslog Healthcare AG Branch Netherlands, Swisslog Healthcare AG Branch Germany, Swisslog Healthcare GmbH, Swisslog UK, SAS Swisslog France and Swisslog Healthcare Asia Pacific Pte Ltd are the related party of Otsaw Group.

Director and CEO of Otsaw Limited is the director and shareholder of Activ Technology (S.H) Limited, Activ Technology (H.K.) Limited, Activ Technology Pte Ltd, SG Networks Pte Ltd and Ararrat Capital Pte Ltd.

Meyzer Management Advisory Pte Ltd and Meyzer Business Advisory Pte Ltd are owned by one of the directors.

Serial System International Pte Ltd holds 15.7% shareholding of Otsaw Limited. Serial System International Pte Ltd, Asian Prosperity Singapore Pte Ltd and Serial Microelectronics Pte Ltd are the group of companies held by Serial Ltd. Therefore, Asian Prosperity Singapore Pte Ltd and Serial Microelectronics Pte Ltd are the related parties of Otsaw Group.

OTSAW LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 APRIL 2024

21.    Significant related party transactions (cont.)

Compensation of directors and key management personnel

The remuneration of directors and other members of key management during the financial year was as follows:

	2024	2023
	USD	USD
Short-term employee benefits	196,849	205,673
Post-employment benefits	9,666	8,927
Total	206,515	214,600

22.    Financial instruments and financial risks

The Group’s activities expose it to credit risk, market risks (including foreign currency risk) and liquidity risk. The Group’s overall risk management strategy seeks to minimise adverse effects from the volatility of financial markets on the Group’s financial performance.

The Board of Directors is responsible for setting the objectives and underlying principles of financial risk management for the Group. The management then establishes the detailed policies such as authority levels, oversight responsibilities, risk identification and measurement, exposure limits and hedging strategies, in accordance with the objectives and underlying principles approved by the Board of Directors.

There have been no changes to the Group’s exposure to these financial risks or the manner in which it manages and measures the risk. Market risk exposures are measured using sensitivity analysis indicated below.

Credit risk

Credit risk refers to the risk that the counterparty will default on its contractual obligations resulting in a loss to the Group. The Group has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral where appropriate, as a means of mitigating the risk of financial loss from defaults.

The Group’s credit risk arises from bank balances, trade and other receivables, other debt instruments carried at amortised cost as well as contract assets. Bank balances are mainly deposits with banks with high credit-ratings assigned by international credit rating agencies and the Group does not expect the impairment loss from bank balances to be material, if any.

To assess and manage its credit risk, the Group categorises the aforementioned financial assets and contract assets according to their risk of default. The Group defines default to have taken place when internal or/and external information indicates that the financial asset is unlikely to be received, which could include a breach of debt covenant, and/or where contractual payments are 90 days past due as per IFRS 9’s presumption.

In their assessment, the management considers, amongst other factors, the latest relevant credit ratings from reputable external rating agencies where available and deemed appropriate, historical credit experiences, latest available financial information and latest applicable credit reputation of the debtor.

OTSAW LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 APRIL 2024

22.    Financial instruments and financial risks (cont.)

The Group’s internal credit risk grading categories are as follows:

Category	Description	Basis of recognising ECL
1	Low credit riskNote 1	12-months ECL
2	Non-significant increase in credit risk since initial recognition and financial asset is ≤ 30 days past due	12-months ECL
3	Significant increase in credit risk since initial recognitionNote 2 or financial asset is > 30 days past due	Lifetime ECL
4	Evidence indicates that financial asset is credit-impairedNote [3]	Difference between financial asset’s gross carrying amount and present value of estimated future cash flows discounted at the financial asset’s original effective interest rate
5	Evidence indicates that the management has no reasonable expectations of recovering the write off amountNote 4	Written off

Note 1. Low credit risk

The financial asset is determined to have low credit risk if the financial assets have a low risk of default, the counterparty has a strong capacity to meet its contractual cash flow obligations in the near term and adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the counterparty to fulfil its contractual cash flow obligations. Generally, this is the case when the Group assesses and determines that the debtor has been, is in and is highly likely to be, in the foreseeable future and during the (contractual) term of the financial asset, in a financial position that will allow the debtor to settle the financial asset as and when it falls due.

Note 2. Significant increase in credit risk

In assessing whether the credit risk of the financial asset has increased significantly since initial recognition, the Group compares the risk of default occurring on the financial asset as of reporting date with the risk of default occurring on the financial asset as of date of initial recognition, and considered reasonable and supportable information, that is available without undue cost or effort, that is indicative of significant increases in credit risk since initial recognition.

In assessing the significance of the change in the risk of default, the Group considers both past due (i.e. whether it is more than 30 days past due) and forward looking quantitative and qualitative information.

Forward looking information includes the assessment of the latest performance and financial position of the debtor, adjusted for the Group’s future outlook of the industry in which the debtor operates based on independently obtained information (e.g. expert reports, analyst’s reports etc.) and the most recent news or market talks about the debtor, as applicable. In its assessment, the Group will generally, for example, assess whether the deterioration of the financial performance and/or financial position, adverse change in the economic environment (country and industry in which the debtor operates), deterioration of credit risk of the debtor, etc. is in line with its expectation as of the date of initial recognition of the financial asset. Irrespective of the outcome of the above assessment, the Group presumes that the credit risk on a financial asset has increased significantly since initial recognition when contract payments are >30 days past due, unless the Group has reasonable and supportable information that demonstrates otherwise.

OTSAW LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 APRIL 2024

22.    Financial instruments and financial risks (cont.)

Note 3. Credit impaired

In determining whether financial assets are credit-impaired, the Group assesses whether one or more events that have a detrimental impact on the estimated future cashflows of the financial asset have occurred. Evidence that a financial asset is credit impaired includes the following observable data:

•        Significant financial difficulty of the debtor;

•        Breach of contract, such as a default or being more than 90 days past due;

•        It is becoming probable that the debtor will enter bankruptcy or other financial reorganisation; or

•        The disappearance of an active market for the financial asset because of financial difficulties.

Note 4. Write off

Generally, the Group writes off, partially or fully, the financial asset when it assesses that there is no realistic prospect of recovery of the amount as evidenced by, for example, the debtor’s lack of assets or income sources that could generate sufficient cashflows to repay the amounts subjected to the write-off.

The Group performs ongoing credit evaluation of its counterparties’ financial condition and generally does not require collateral.

The Group do not have any significant credit exposure to any single counterparty or any groups of counterparties having similar characteristics other than the geographical location of their operations.

As at the end of the financial year, 66% (2023: 27%) of the trade receivable is concentrated in Singapore. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statements of financial position.

Trade receivables (Note 13)

The Group uses the practical expedient under IFRS 9 in the form of allowance matrix to measure the ECL for trade receivables, where the loss allowance is equal to lifetime ECL.

The ECL for trade receivables are estimated using an allowance matrix by reference to the historical credit loss experience of the customers for the last 3 years prior to the respective reporting dates for various customer groups that are assessed by geographical locations, product types and internal ratings, adjusted for forward looking factors specific to the debtors and the economic environment which could affect the ability of the debtors to settle the financial assets. In considering the impact of the economic environment on the ECL rates, the Group assesses, for example, the gross domestic production growth rates of the country and the growth rates of the major industries which its customers operate in.

Trade receivables are written off when there is evidence to indicate that the customer is in severe financial difficulty such as being under liquidation or bankruptcy and there is no reasonable expectation for recovering the outstanding balances.

No expected loss allowance is provided on the Group’s trade receivables as at 30 April, 2024 as all trade receivables of the Group are within the credit period according to the terms agreed with the customers.

Other receivables (Note 13)

As of April 30, 2024, the Group recorded other receivables of USD 519,644 (2023: USD 243,267). The Group assessed the loss allowance of these amounts on a 12-month ECL basis consequent to their assessment. In its assessment of the credit risk of the subsidiaries, the Group considered amongst other factors, the financial position of the subsidiaries

OTSAW LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 APRIL 2024

22.    Financial instruments and financial risks (cont.)

as of April 30, 2024, the past financial performance and cashflow trends, adjusted for the outlook of the industry and economy in which the subsidiaries operate in. Using 12-month ECL, the Group recognised an allowance loss of USD Nil (2023: USD Nil) for other receivables.

Market risks

The Group’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates. The objective of market risk management is to manage and control market risk exposures within acceptance parameters, while optimising the return on risk.

Foreign currency risk

The Group is exposed to foreign currency risk on certain income, expenses, monetary assets, mainly cash and cash equivalents, and liabilities that are denominated in currencies other than the functional currencies of the respective entities in the Group. As at the reporting date, the Group does not have significant foreign currency risk exposure except for the financial assets denominated in Euro and United States dollar.

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities as at the end of the financial year are as follows:

	Assets		Liabilities
	2024	2023	2024	2023
	USD	USD	USD	USD
Euro	210,822	812,695	(517,031)	(456,112)
United States dollar	23,218	4,407	(2,652,552)	(9,490,334)

Foreign currency sensitivity analysis

The following table details the sensitivity to a 5% (2023: 5%) increase or decrease in the relevant foreign currencies against the functional currency of each Group entity. 5% (2023: 5%) is the sensitivity rate representing management’s assessment of the possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 5% (2023: 5%) change in foreign currency rates.

If the relevant foreign currency strengthens by 5% (2023: 5%) against the functional currency of each Group entity, profit or loss will increase or (decrease) by:

	United States dollar impact		Euro dollar impact
	2024	2023	2024	2023
	USD	USD	USD	USD
Group
(Loss) or profit	(131,467)	(474,296)	(15,310)	17,829

Interest rate risk

Interest rate is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates.

The Group is not exposed to significant interest rate risk as it has no significant interest-bearing financial assets and liabilities at the reporting date.

OTSAW LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 APRIL 2024

22.    Financial instruments and financial risks (cont.)

Liquidity risk

Liquidity risk refers to the risk in which the Group encounters difficulties in meeting its short-term obligations. Liquidity risk is managed by matching the payment and receipt cycles. The Group monitors its liquidity risk and maintains a level of cash and bank balances deemed adequate by management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows.

The table below summarises the maturity profile of the Group’s financial assets and liabilities at the reporting date based on contractual undiscounted repayment obligations:

	Less than 1 year	2 to 5 years	Total
Group	USD	USD	USD
Undiscounted financial assets
Cash and cash equivalents	30,331	—	30,331
Trade receivables and other receivable (excluding prepayments)	987,341	74,746	1,062,087
As at 30 April, 2024	1,017,672	74,746	1,092,418
Cash and cash equivalents	34,982	—	34,982
Trade receivables and other receivable (excluding prepayments)	1,391,248	92,943	1,484,191
As at 30 April, 2023	1,426,230	92,943	1,519,173

Undiscounted financial liabilities
Trade and other payables (excluding deferred grant income and provision for unutilised leave)	4,581,090	—	4,581,090
Lease liabilities	254,306	255,618	509,924
As at 30 April, 2024	4,835,396	255,618	5,091,014

Trade and other payables (excluding deferred grant income and provision for unutilised leave)	3,241,945	523,873	3,765,818
Lease liabilities	306,652	442,536	749,188
As at 30 April, 2023	3,548,597	966,409	4,515,006
– At 30 April, 2024	(3,817,724)	(180,872)	(3,998,596)
– At 30 April, 2023	(2,122,367)	(873,466)	(2,995,833)

Financial instruments by category

The following table summarises the carrying amounts of financial assets and liabilities recorded at the end of the year:

	Note	2024	2023
		USD	USD
Financial assets at amortised cost
Trade receivables and other receivables	13	1,327,996	1,454,729
Cash and cash equivalents	14	30,331	34,982
		1,358,327	1,489,711

Financial liabilities at amortised cost
Trade and other payables	18	4,633,840	3,824,305
Lease liabilities	19	509,924	749,188
		5,143,764	4,573,493

OTSAW LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 APRIL 2024

23.    Fair value of assets and liabilities

Except as disclosed in the respective notes, the carrying amounts of cash and cash equivalents, trade and other receivables and payables, approximate their fair values due to their short term maturities.

24.    Capital management

The primary objective of the Group’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximise shareholders value.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes during the financial year ended April 30, 2024.

The Group are not subject to any externally imposed capital requirement for the financial year ended April 30, 2024.

25.    Development of COVID-19 outbreak and its impact on the Group

COVID-19 outbreak has brought about an unprecedented challenge for many entities, with increased uncertainty in the global economy. As the situation is still evolving, the full effect of the outbreak is still uncertain and the Group is therefore unable to provide a quantitative estimate of the potential impact of this outbreak on the Group. The Group continues to monitor and evaluate any possible impact on the Group´s business and will consider implementation of various measures to mitigate the effects arising from the COVID-19 situation. Based on management’s latest assessment, there is no indicator that the going concern assumption used by the Group in preparing the financial statements is inappropriate.

26.    Segment information

The group has 2 reportable segments, as described below, which are the Group’s strategic business units. The strategic business units offer different products and services, and are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group’s CEO, the chief operating decision maker “CODM” reviews internal management reports on a regular basis. The following summary describes the operations in each of the Group’s reportable segments:

Autonomous Mobile Robots (“AMR”)

Design, manufacture and sale/lease of AMR’s for the security, last mile delivery/courier and healthcare industries. The AMR’s autonomously patrol, survey, deliver, disinfect and monitor a geo-fenced area to augment the security/last mile delivery and healthcare industries with real-time on-site data collection and analysis ability.

Healthcare Intralogistics Automated Guided Vehicles (“AGV”)	Sale/lease and maintenance of AGV’s that is utilised within hospitals and healthcare facilities for the transport of heavy, bulky or palletised goods.

Information regarding the results of each reportable segment is included below. There was no inter-segment sale for the current and prior year.

The accounting policies of the operating segments are the same as the Group’s accounting policies described in note 2 of the Annual Financial statements. Segment results represent the sum of revenue. This is the measure reported to CODM for the purposes of resource allocation and performance assessment.

OTSAW LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 APRIL 2024

26.    Segment information (cont.)

The CODM does not review assets and liabilities by operating segment for the purpose of resource allocation and performance assessment. Therefore, only segment revenue and segment results are presented.

Revenue	AMR	AGV	Other	Total
2024	477,610	4,761,222	49,497	5,288,329
2023	453,863	4,582,837	74,440	5,111,140

Geographical segments

Geographical segments are analysed by three principal geographical areas, namely North America, Europe, and Asia Pacific. In presenting information on the geographical segments, revenue is based on the location of customers regardless of where the goods are shipped to.

Revenue	Asia Pacific	Europe	North America	Total
2024	2,954,960	1,954,769	378,600	5,288,329
2023	2,850,835	2,245,805	14,500	5,111,140

27.    Events after the end of the reporting year

During September 2024 Otsaw Digital Pte Ltd borrowed SGD2,000,000 from Curzon Capital Pte Ltd for working capital requirement. Loan is repayable over 3 years, 1/3 of loan balance at end of each year. Loan accrue interest at 16% p.a. Director’s personal guarantee provided by Mr. Ling Ting Ming.

On November 30, 2024, an umbrella agreement in respect of the Otsaw-Swisslog JV was entered into between (i) Otsaw Limited, (ii) Otsaw Digital Pte. Ltd., (iii) Otsaw Technology Solutions Pte. Ltd., (iv) Swisslog Healthcare Holding AG and (v) Otsaw Swisslog Healthcare Robotics Pte. Ltd.

On January 20, 2025, following the exercise of options relating to the Swisslog asset acquisition, Otsaw Swisslog Healthcare Robotics Pte. Ltd paid the 3rd and last tranche of SGD800,000 to Swisslog Healthcare and is then 100% owned by Otsaw Technology Solutions Pte. Ltd. (See Note 16).

[•] Class A Ordinary Shares

Otsaw Limited

________________________________________________________________

PROSPECTUS

________________________________________________________________

Aegis Capital Corp.

2025

Until and including            , 2025 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade our Class A Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II — INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, provide for indemnification by the underwriter of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriter furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

During the past three years, we have issued the following securities which were not registered under the Securities Act. We believe that each of the following issuances were exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Upon incorporation on June 10, 2022, the Company issued 1 ordinary share to WB Corporate Services (Cayman) Ltd. which was transferred to Mr. Ling Ting Ming on the same date. These shares were issued in reliance on the exemption under Section 4(a)(2) and/or Regulation S of the Securities Act.

On May 17, 2023, the sole shareholder of the Company passed resolutions to: (i) effect a 1:10,000 share split, (ii) to designate the then issued and outstanding ordinary shares into Class A Ordinary Shares of a par value of US$0.0001 each, (iii) to increase the authorized share capital of the Company to US$50,000 divided into 499,999,999 Class A Ordinary Shares of a par value of US$0.0001 each and 1 Class B Ordinary Share of a par value of US$0.0001, and (iv) amend and restate the Company’s memorandum and articles of association.

On May 25, 2023, the Company issued 1 Class B Ordinary Share to JCE Feeder LLC and 94,250,000 Class A Ordinary Shares to certain other shareholders. These shares were issued in reliance on the exemption under Section 4(a)(2) and/or Regulation S of the Securities Act. Concurrently, the Company repurchased 10,000 Class A Ordinary Shares at par value from Ling Ting Ming.

On January 14, 2024, the Company issued a total of 4,373,140 Class A Ordinary Shares to Ling Ting Ming and certain other subscribers, with such issuance having an economic effective date of 30 April 2024.

On December 27, 2024, JCE Feeder LLC transferred its 1 Class B Ordinary Share to Ling Ting Ming.

On January 14, 2025, the Company issued an aggregate of 301,349 Class A Ordinary Shares to Loe Ali Wista, Chiam Kok Yaw, Sibylle Weber- Hörl, Alexandre Chenesseau and Cheong Hai Thoo.

Item 8. Exhibits and Financial Statement Schedules.

(a)     Exhibits.

See Exhibit Index beginning on page II-6 of this registration statement.

(b)    Financial Statement Schedules. All financial statement schedules are omitted because they are not applicable or the information is included in the registrant’s consolidated financial statements or related notes thereto.

Item 9. Undertakings.

(a)     The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated firm commitment offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)     If the Registrant is relying on Rule 430B (§230.430B of this chapter):

(A)    Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)    Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)    If the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser

(6)    To file a post-effective amendment to the registration statement to include any financial statements required by item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(7)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(8)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Singapore on [---], 2025.

Otsaw Limited
By:
Name:	Ling Ting Ming
Title:	Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Ling Ting Ming and Charlene Lee Chu Wa and each of them, individually, as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorneys and agents may deem necessary or desirable to enable the registrant to comply with the Securities Act, and any rules, regulations and requirements of the SEC thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant, or the Shares, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1, or the Registration Statement, to be filed with the SEC with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462 under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorneys and agents shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities set forth below on [--], 2025.

Name	Title
Chairman, Director and Chief Executive Officer
Ling Ting Ming	(Principal Executive Officer)
Chief Financial Officer
Charlene Lee Chu Wa	(Principal Financial Officer and Principal Accounting Officer)
Director
John M. Dolan
Director
Susan E. Skerritt
Director
Christopher T. Olivia

SIGNATURE OF AUTHORIZED AGENT IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized agent in the United States of America, has signed this registration statement thereto in New York, NY on [--], 2025.

[--]
By:
Name:
Title:

EXHIBIT INDEX

Exhibit No.	Description
1.1**	Form of Underwriting Agreement
3.1**	Memorandum and Articles of Association
4.1**	Specimen Certificate for Ordinary Share
4.2**	Form of Representative’s Warrants
5.1**	Opinion of Mourant Ozannes (Cayman) LLP regarding the validity of the securities being registered
5.2**	Opinion of Ortoli Rosenstadt LLP regarding the validity of the Representative’s Warrants
8.1**	Opinion of Morgan, Lewis & Bockius LLP regarding certain Singapore tax matters (included in Exhibit 99.1)
10.1**	Form of Indemnification Agreement between the Registrant and its directors and executive officers
10.2**	Form of Employment Agreement between the Registrant and its executive officers
10.3**	Supply Agreement among Reis Robotics GmbH & Co. KG, Swiss FAI Holding AG, and Otsaw Swisslog Healthcare Robotics Pte. Ltd.
10.4**	Shareholders Agreement among Otsaw Technology Solutions Pte Ltd, Swisslog Healthcare, Otsaw-Swisslog JV
10.5**	Master Asset Sale Agreement among Swisslog Healthcare, Otsaw Technology Solutions Pte Ltd, and Otsaw Digital
10.6**	Umbrella Agreement among the Company, Otsaw Digital, Otsaw Technology Solutions Pte. Ltd., Swisslog Healthcare and Otsaw Swisslog Healthcare Robotics Pte. Ltd.
10.7**	Agreement between the Company and a public hospital in Singapore for the delivery and installation of TransCar AGVs
10.8**	Engagement letter between the Company and CMD Global Partners, LLC, as amended
10.9**	Advisory Agreement between the Company and CMD Global Partners, LLC, as amended
10.10**	Lease agreement between the Company and JTC Corporation for the office in Singapore
10.11**	Lease agreement between the Company and Keller & Hosp AG for the office in Germany
10.12**	Lease agreement between the Company and 99 South Bedford Street LLC for the office in the United States
14.1**	Code of Business Conduct and Ethics of the Registrant
15.1**	Letter in Lieu of Consent for Review Report
21.1**	List of Subsidiaries
23.1**	Consent of Prager Metis CPAs LLC
23.2**	Consent of Mourant Ozannes (Cayman) LLP (included in Exhibit 5.1)
23.3**	Consent of Morgan, Lewis & Bockius LLP Singapore counsel to the Registrant (included in Exhibit 8.1 and 99.1)
24.1*	Power of attorney (included in signature pages of Registration Statement)
99.1**	Opinion of Morgan, Lewis & Bockius LLP Singapore counsel to the Registrant, regarding certain Singapore law matters
99.2**	Code of Business Conduct and Ethics of the Registrant
99.3**	Consent of John M. Dolan
99.4**	Consent of Susan E. Skerritt
99.5**	Consent of Christopher T. Olivia
99.6**	Form of Audit Committee Charter
99.7**	Form of Compensation Committee Charter
99.8**	Form of Nominating and Corporate Governance Committee Charter
99.9**	Executive Compensation Recovery Policy
107**	Filing Fee Table

____________

*        Filed herein

**      To be filed via amendment